             As filed with the Securities and Exchange Commission
                             on December 15, 1995



                                        Registration No. 33-64085


                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                   FORM N-14

                       REGISTRATION STATEMENT UNDER THE
                            SECURITIES ACT OF 1933

[X] Pre-Effective Amendment No. 1             [ ] Post-Effective Amendment No.

                            Smith Barney Muni Funds
              (Exact Name of Registrant as Specified in Charter)

                Area Code and Telephone Number:  (212) 816-6474

                    388 Greenwich Street, New York, New York  10013
          (Address of Principal Executive Offices)       (Zip code)

                           Christina T. Sydor, Esq.
                               Smith Barney Inc.
                             388 Greenwich Street
                           New York, New York  10013
                    (Name and Address of Agent for Service)

                                  copies to:

      John E. Baumgardner, Jr., Esq.         Burton M. Leibert, Esq.
          Sullivan & Cromwell                Willkie Farr & Gallagher
           125 Broad Street                     One Citicorp Center
       New York, New York  10004              153 East 53rd Street
                                            New York, New York  10022

Approximate date of proposed public offering: As soon as possible after the effective date of this Registration Statement.

Registrant has registered an indefinite amount of securities pursuant to Rule 24f-2 under the Investment Company Act of 1940, as amended; accordingly, no fee is payable herewith. Registrant's Rule 24f-2 Notice for the fiscal period ended March 31, 1995 was electronically filed with the Securities and Exchange Commission on May 26, 1995.

REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

                            SMITH BARNEY MUNI FUNDS

                                  CONTENTS OF
                            REGISTRATION STATEMENT



This Registration Statement contains the following pages and documents:

     Front Cover

     Contents Page

     Cross Reference Sheet

     Letter to Shareholders

     Notice of Special Meeting

     Part A - Prospectus/Proxy Statement

     Part B - Statement of Additional Information

     Part C - Other Information

     Signature Page

     Exhibits

                            SMITH BARNEY MUNI FUNDS

                        FORM N-14 CROSS REFERENCE SHEET
     Pursuant to Rule 481(a) under the Securities Act of 1933, as amended


                                             Prospectus/Proxy
          Part A Item No. and Caption        Statement Caption

          Item 1.   Beginning of             Cover Page; Cross Reference
                    Registration             Sheet
                    Statement and
                    Outside Front Cover
                    Page of Prospectus

          Item 2.   Beginning and            Table of Contents
                    Outside Back Cover
                    Page of Prospectus

          Item 3.   Fee Table, Synopsis      Fee Table; Summary; Risk
                    Information, and         Factors; Comparison of
                    Risk Factors             Investment Objectives
                                             and Policies

          Item 4.   Information About        Summary; Reasons for the
                    the Transaction          Reorganization; Information
                                             About the Reorganization;
                                             Information on Shareholders'
                                             Rights; Exhibit A (Agreement
                                             and Plan of Reorganization)

          Item 5.   Information About        Cover Page; Summary;
                    the Registrant           Information About the
                                             Reorganization; Comparison of
                                             Investment Objectives and
                                             Policies; Information on
                                             Shareholders' Rights;
                                             Information About the
                                             Acquiring Fund; Additional
                                             Information About Smith Barney
                                             Investment Trust and Smith
                                             Barney Muni Funds; Prospectus
                                             of Smith Barney Muni Funds --
                                             Limited Term Portfolio dated
                                             July 31, 1995, as supplemented
                                             by a Prospectus Supplement
                                             dated December 15, 1995

          Item 6.   Information About        Summary; Information About the
                    the Company Being        Reorganization; Comparison of
                    Acquired                 Investment Objectives and
                                             Policies; Information on
                                             Shareholders' Rights;
                                             Information About the Acquired
                                             Fund; Additional Information
                                             About Smith Barney Investment
                                             Trust and Smith Barney Muni
                                             Funds

          Item 7.   Voting Information       Summary; Information About the
                                             Reorganization; Information on
                                             Shareholders' Rights; Voting
                                             Information

          Item 8.   Interest of Certain      Financial Statements and
                    Persons and Experts      Experts; Legal Matters

          Item 9.   Additional               Not Applicable
                    Information Required
                    for Reoffering By
                    Persons Deemed to be
                    Underwriters

                                             Statement of Additional
          Part B Item No. and Caption        Information Caption

          Item 10.  Cover Page               Cover Page

          Item 11.  Table of Contents        Cover Page

          Item 12.  Additional               Cover Page; Statement of
                    Information About        Additional Information of
                    the Registrant           Smith Barney Muni Funds dated
                                             July 31, 1995

          Item 13.  Additional               Not Applicable
                    Information About
                    the Company Being
                    Acquired

          Item 14.  Financial Statements     Annual Report of Smith Barney
                                             Limited Maturity Municipals
                                             Fund; Semi-Annual Report of
                                             Smith Barney Limited Maturity
                                             Municipals Fund; Annual Report
                                             of Smith Barney Muni Funds --
                                             Limited Term Portfolio; Semi-
                                             Annual Report of Smith Barney
                                             Muni Funds -- Limited Term
                                             Portfolio; Pro Forma Financial
                                             Statements

          Part C Item No. and Caption        Other Information Caption

          Item 15.  Indemnification          Incorporated by reference to
                                             Part A caption "Information on
                                             Shareholders' Rights --
                                             Liability of Trustees"

          Item 16.  Exhibits                 Exhibits

          Item 17.  Undertakings             Undertakings

                           [Smith Barney Letterhead]

                      A SPECIAL NOTICE TO SHAREHOLDERS OF
                 SMITH BARNEY LIMITED MATURITY MUNICIPALS FUND

                            Your Vote is Important



Dear Shareholder:

The Board of Trustees of Smith Barney Investment Trust (formerly Smith Barney Income Trust) has recently reviewed and unanimously endorsed a proposal for a reorganization of Smith Barney Limited Maturity Municipals Fund ("Municipals Fund"), a separate investment portfolio of Smith Barney Investment Trust, which it judges to be in the best interests of Municipals Fund's shareholders.

Under the terms of the proposal, Smith Barney Muni Funds, on behalf of its Limited Term Portfolio ("Limited Term Portfolio"), would acquire all or substantially all of the assets and liabilities of Municipals Fund. After the transaction, Municipals Fund would be liquidated and you would become a shareholder of Limited Term Portfolio having received shares with an aggregate value equivalent to the aggregate net asset value of your investment in Municipals Fund at the time of the transaction. No sales charge would be imposed in the transaction. The transaction would, in the opinion of counsel, be free from federal income taxes to you, Municipals Fund and Limited Term Portfolio, and it is intended that the combined fund would be managed by the same portfolio manager who currently manages Municipals Fund.

The Board of Trustees of Smith Barney Investment Trust has determined that it is advantageous to combine Municipals Fund with Limited Term Portfolio as part of the consolidation and integration of the two separate and distinct groups of mutual funds currently distributed by Smith Barney Inc. that resulted from the acquisition by Travelers Group Inc. (formerly Primerica Corporation) of certain assets of Lehman Brothers Inc. (formerly Shearson Lehman Brothers Inc.), including its retail brokerage and domestic asset management business. In particular, the combination of Municipals Fund and Limited Term Portfolio is expected to eliminate investor confusion associated with the offering by Smith Barney Inc. of two similar limited term municipal bond funds that provide differing yields and also should permit the funds' investment personnel to concentrate their efforts on the management of one fund rather than having to divide their attention between two funds with similar investment objectives.

In addition, the Board of Trustees of Smith Barney Investment Trust has determined that the proposed reorganization should provide benefits to Class A and Class C shareholders of

Municipals Fund due, in part, to savings in expenses borne by such shareholders. Specifically, it is anticipated that the expense ratio for Class A and Class C shares of the combined fund would be lower than the expense ratio currently applicable to Class A and Class C shares of Municipals Fund.

           SPECIAL MEETING OF SHAREHOLDERS:  YOUR VOTE IS IMPORTANT

To consider this transaction, we have called a Special Meeting of Shareholders to be held on January 26, 1996. WE STRONGLY INVITE YOUR PARTICIPATION BY ASKING YOU TO REVIEW, COMPLETE AND RETURN YOUR PROXY PROMPTLY.

Detailed information about the proposed transaction is described in the enclosed proxy statement. On behalf of the Board of Trustees, I thank you for your participation as a shareholder and urge you to please exercise your right to vote by completing, dating and signing the enclosed proxy card. A self-addressed, postage-paid envelope has been enclosed for your convenience.

If you have any questions regarding the proposed transaction, please feel free to call your Smith Barney Financial Consultant who will be pleased to assist you.

IT IS VERY IMPORTANT THAT YOUR VOTING INSTRUCTIONS BE RECEIVED PROMPTLY.

                                   Sincerely,



                                   Heath B. McLendon
                                   Chairman of the Board

December 15, 1995

                 SMITH BARNEY LIMITED MATURITY MUNICIPALS FUND
                             388 Greenwich Street
                           New York, New York  10013


                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

                        To Be Held on January 26, 1996



          Notice is hereby given that a Special Meeting of Shareholders (the "Meeting") of Smith Barney Limited Maturity Municipals Fund ("Municipals Fund") will be held at 388 Greenwich Street, 22nd Floor, New York, New York on January 26, 1996, commencing at 9:30 a.m. for the following purposes:

     1. To approve or disapprove the Agreement and Plan of Reorganization dated as of December 14, 1995 providing for (i) the acquisition of all or substantially all of the assets of Municipals Fund by Smith Barney Muni Funds on behalf of its Limited Term Portfolio ("Limited Term Portfolio") in exchange for shares of Limited Term Portfolio and the assumption by Smith Barney Muni Funds on behalf of Limited Term Portfolio of scheduled liabilities of Municipals Fund, (ii) the distribution of such shares of Limited Term Portfolio to shareholders of Municipals Fund in liquidation of Municipals Fund and (iii) the subsequent termination of Municipals Fund.

     2. To transact such other business as may properly come before the Meeting or any adjournment or adjournments thereof.

          The Board of Trustees of Smith Barney Investment Trust (formerly Smith Barney Income Trust), of which the Municipals Fund is a separate investment portfolio, has fixed the close of business on November 27, 1995 as the record date for the determination of shareholders of Municipals Fund entitled to notice of and to vote at the Meeting and any adjournment or adjournments thereof.

          IT IS IMPORTANT THAT PROXIES BE RETURNED PROMPTLY.

          SHAREHOLDERS WHO DO NOT EXPECT TO ATTEND THE SPECIAL MEETING ARE URGED TO SIGN AND RETURN WITHOUT DELAY THE ENCLOSED PROXY CARD IN THE ENCLOSED ENVELOPE, WHICH REQUIRES NO POSTAGE IF MAILED IN THE UNITED STATES, SO THAT THEIR SHARES MAY BE REPRESENTED AT THE MEETING. INSTRUCTIONS FOR THE PROPER EXECUTION OF PROXY CARDS ARE SET FORTH ON THE FOLLOWING PAGE. PROXIES MAY BE REVOKED AT ANY TIME BEFORE THEY ARE EXERCISED BY THE SUBSEQUENT EXECUTION AND SUBMISSION OF A REVISED PROXY, BY GIVING WRITTEN NOTICE OF REVOCATION TO MUNICIPALS FUND AT ANY TIME BEFORE THE PROXY IS EXERCISED OR BY VOTING IN PERSON AT THE MEETING.

                                   By Order of the Board of Trustees

                                   Christina T. Sydor
                                   Secretary

December 15, 1995


          YOUR PROMPT ATTENTION TO THE ENCLOSED PROXY WILL HELP TO AVOID THE EXPENSE OF FURTHER SOLICITATION.

                     INSTRUCTIONS FOR SIGNING PROXY CARDS


          The following general rules for signing proxy cards may be of assistance to you and avoid the time and expense involved in validating your vote if you fail to sign your proxy card properly.

     1. Individual Accounts: Sign your name exactly as it appears in the registration on the proxy card.

     2. Joint Accounts: Either party may sign, but the name of the party signing should conform exactly to the name shown in the registration on the proxy card.

     3. All Other Accounts: The capacity of the individual signing the proxy card should be indicated unless it is reflected in the form of registration. For example:

Registration                            Valid Signatures

  Corporate Accounts
    (1)  ABC Corp. . . . . . . . . . . . .   ABC Corp.
    (2)  ABC Corp. . . . . . . . . . . . .   John Doe, Treasurer
    (3)  ABC Corp.
           c/o John Doe, Treasurer . . . .   John Doe
    (4)  ABC Corp. Profit Sharing Plan . .   John Doe, Trustee

  Trust Accounts
    (1)  ABC Trust. . . . . . . . . . . . .  Jane B. Doe, Trustee
    (2)  Jane B. Doe, Trustee
           u/t/d 12/28/78. . . . . . . . .   Jane B. Doe

  Custodial or Estate Accounts
    (1)  John B. Smith, Cust.
           f/b/o John B. Smith, Jr. UGMA .   John B. Smith
    (2)  John B. Smith. . . . . . . . . . .  John B. Smith, Jr., Executor

              PROSPECTUS/PROXY STATEMENT DATED DECEMBER 15, 1995

                         Acquisition Of The Assets Of

                 SMITH BARNEY LIMITED MATURITY MUNICIPALS FUND
                      a separate investment portfolio of
                         SMITH BARNEY INVESTMENT TRUST
                             388 Greenwich Street
                           New York, New York 10013
                                (800) 224-7523

                       By And In Exchange For Shares Of

                            LIMITED TERM PORTFOLIO
                      a separate investment portfolio of
                            SMITH BARNEY MUNI FUNDS
                             388 Greenwich Street
                           New York, New York 10013
                                (800) 224-7523


          This Prospectus/Proxy Statement is being furnished to shareholders of the Smith Barney Limited Maturity Municipals Fund (the "Acquired Fund"), a separate investment portfolio of Smith Barney Investment Trust (formerly Smith Barney Income Trust), in connection with a proposed plan of reorganization to be submitted to shareholders of the Acquired Fund for consideration at a Special Meeting of Shareholders to be held on January 26, 1996 at 9:30 a.m. (the "Meeting"), at the offices of Smith Barney Inc. ("Smith Barney") located at 388 Greenwich Street, 22nd Floor, New York, New York 10013, or any adjournment or adjournments thereof.

          The plan provides for all or substantially all of the assets of the Acquired Fund to be acquired by Smith Barney Muni Funds on behalf of its Limited Term Portfolio (the "Acquiring Fund"), in exchange for shares of the Acquiring Fund and the assumption by Smith Barney Muni Funds on behalf of the Acquiring Fund of scheduled liabilities of the Acquired Fund (hereinafter referred to as the "Reorganization"). (The Acquiring Fund and the Acquired Fund are sometimes referred to hereinafter as the "Funds" and individually as a "Fund.") Shares of the Acquiring Fund will be distributed to shareholders of the Acquired Fund in liquidation of the Acquired Fund and thereafter the Acquired Fund would be terminated. As a result of the proposed Reorganization, each shareholder of the Acquired Fund will receive that number of shares of the Acquiring Fund having an aggregate value equal to the aggregate net asset value of such shareholder's shares of the Acquired Fund immediately prior to the Reorganization. Holders of Class A shares of the Acquired Fund will receive Class A shares of the Acquiring Fund, and no sales charge will be imposed on the Class A shares of the Acquiring Fund received by the Acquired Fund Class A shareholders. Holders of Class C shares of the Acquired Fund will receive Class C shares of the Acquiring Fund. No contingent deferred sales charge ("CDSC") will be imposed on Class C shares of the Acquiring Fund upon consummation of the Reorganization. However, any CDSC which is applicable to a shareholder's investment will continue to apply and, in calculating the applicable CDSC payable upon the subsequent redemption of Class C shares of the Acquiring Fund, the period during which an Acquired Fund shareholder held Class C shares of the Acquired Fund will be counted. This transaction is structured to be tax-free for federal income tax purposes to shareholders and to both the Acquiring Fund and the Acquired Fund. The Acquired Fund currently neither offers nor has outstanding shares of any other class. The Acquiring Fund currently offers and has outstanding Class Y shares.

          THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS/PROXY STATEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

          The Acquired Fund is a separate investment portfolio of Smith Barney Investment Trust, an open-end, diversified management investment company whose investment objective is to seek as high a level of current income exempt from federal income taxes as is consistent with preservation of principal. The Acquiring Fund is a separate investment portfolio of Smith Barney Muni Funds, an open-end, non-diversified management investment company, whose investment objective is to seek as high a level of income exempt from federal income taxes as is consistent with prudent investing.

          Smith Barney Mutual Funds Management Inc., 388 Greenwich Street, New York, New York 10013 (the "Manager"), serves as investment manager to both the Acquiring Fund and the Acquired Fund. The Manager is a wholly owned subsidiary of Smith Barney Holdings Inc. which, in turn, is a wholly owned subsidiary of Travelers Group Inc. It is proposed that, in connection with the Reorganization, Lawrence T. McDermott, the portfolio manager who manages the Acquired Fund's portfolio, would manage the combined fund. Mr. McDermott, a Managing Director of Smith Barney, has served as Vice President and Investment Officer of the Acquired Fund since its inception on December 31, 1991, and manages the day-to-day operations of the Acquired Fund, including making substantially all investment decisions.

          The investment policies of the Acquiring Fund are generally similar to those of the Acquired Fund. Certain differences in the investment policies of the Acquiring Fund and the Acquired Fund, however, are described under "Comparison of Investment Objectives and Policies" in this Prospectus/Proxy Statement.

          This Prospectus/Proxy Statement, which should be retained for future reference, sets forth concisely the information about the Acquiring Fund that a prospective investor should know before investing. Certain relevant documents listed below, which have been filed with the Securities and Exchange Commission ("SEC"), are incorporated in whole or in part by reference. A Statement of Additional Information dated December 15, 1995, relating to this Prospectus/Proxy Statement and the Reorganization, has been filed with the SEC and is incorporated by reference into this Prospectus/Proxy Statement. A copy of such Statement of Additional Information is available upon request and without charge by writing to the Acquired Fund at the address listed on the cover page of this Prospectus/Proxy Statement or by contacting a Smith Barney Financial Consultant.

     1. The Prospectus of Smith Barney Muni Funds -- Limited Term Portfolio dated July 31, 1995, as supplemented by a Prospectus Supplement dated December 15, 1995, is incorporated in its entirety by reference, and a copy accompanies this Prospectus/Proxy Statement.

     2. The Prospectus of Smith Barney Limited Maturity Municipals Fund dated January 29, 1995, as supplemented by Prospectus Supplements dated May 25, 1995, July 11, 1995, July 20, 1995, August 22, 1995
          and September 14, 1995, is incorporated in its entirety by reference.

          Also accompanying this Prospectus/Proxy Statement as Exhibit A is a copy of the Agreement and Plan of Reorganization (the "Plan") for the proposed transaction.

                               TABLE OF CONTENTS


                                                                          PAGE


ADDITIONAL MATERIALS  . . . . . . . . . . . . . . . . . . . . . . . . . .    5

FEE TABLES  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    6

SUMMARY . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   14

RISK FACTORS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   17

REASONS FOR THE REORGANIZATION  . . . . . . . . . . . . . . . . . . . . .   19

INFORMATION ABOUT THE REORGANIZATION  . . . . . . . . . . . . . . . . . .   22

INFORMATION ABOUT THE ACQUIRING FUND  . . . . . . . . . . . . . . . . . .   28

INFORMATION ABOUT THE ACQUIRED FUND . . . . . . . . . . . . . . . . . . .   35

COMPARISON OF INVESTMENT OBJECTIVES AND POLICIES  . . . . . . . . . . . .   42

INFORMATION ON SHAREHOLDERS' RIGHTS . . . . . . . . . . . . . . . . . . .   49

ADDITIONAL INFORMATION ABOUT SMITH BARNEY INVESTMENT
     TRUST AND SMITH BARNEY MUNI FUNDS  . . . . . . . . . . . . . . . . .   52

OTHER BUSINESS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   53

VOTING INFORMATION  . . . . . . . . . . . . . . . . . . . . . . . . . . .   53

FINANCIAL STATEMENTS AND EXPERTS  . . . . . . . . . . . . . . . . . . . .   55

LEGAL MATTERS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   55

EXHIBIT A:  AGREEMENT AND PLAN OF REORGANIZATION  . . . . . . . . . . . .  A-1

                             ADDITIONAL MATERIALS

          The following additional materials, which have been incorporated by reference into the Statement of Additional Information dated December 15, 1995 relating to this Prospectus/Proxy Statement and the Reorganization, will be sent to all shareholders requesting a copy of such Statement of Additional Information.

     1. Statement of Additional Information of Smith Barney Muni Funds dated July 31, 1995.

     2. Annual Report of Smith Barney Muni Funds -- Limited Term Portfolio for the fiscal year ended March 31, 1995.

     3. Semi-Annual Report of Smith Barney Muni Funds -- Limited Term Portfolio for the six-month period ended September 30, 1995.

     4. Annual Report of Smith Barney Limited Maturity Municipals Fund for the fiscal year ended November 30, 1994.

     5. Semi-Annual Report of Smith Barney Limited Maturity Municipals Fund for the six-month period ended May 31, 1995.

     6.  Pro Forma Financial Statements.

                                  FEE TABLES

          Following are tables showing costs and expenses of the Acquired Fund and the Acquiring Fund and the pro forma costs and expenses expected to be incurred by the Acquiring Fund after giving effect to the Reorganization, each based on the maximum sales charge or maximum CDSC that may be incurred at the time of purchase or redemption.

CLASS A SHARES




                                                                 Acquired             Acquiring
                                                                   Fund                 Fund                  Pro Forma***

 Shareholder Transaction Expenses
    Maximum sales charge imposed on purchases (as a
    percentage of
    offering price)  . . . . . . . . . . . . . . . . . .             2.00%                2.00%                         2.00%

    Maximum CDSC (as a percentage of original cost or
    redemption proceeds, whichever is lower) . . . . . .             None*                None*                    None*

 Annual Operating Expenses**
    (as a percentage of average net assets)
    Management fees  . . . . . . . . . . . . . . . . . .             0.55%****            0.45%*****                    0.50%******
    12b-1 fees . . . . . . . . . . . . . . . . . . . . .             0.15                 0.15                          0.15
    Other expenses     . . . . . . . . . . . . . . . . .             0.24                 0.13                          0.11

 Total Operating Expenses  . . . . . . . . . . . . . . .             0.94%                0.73%*****                    0.76%******





* Purchases of Class A shares, which when combined with current holdings of Class A shares offered with a sales charge equal or exceed $500,000 in the aggregate, will be made at net asset value with no sales charge, but will be subject to a CDSC of 1.00% on redemptions made within 12 months.

** Annual operating expenses (a) for Class A shares of the Acquired Fund are based on expenses for the six-month period ended May 31, 1995, (b) for Class A shares of the Acquiring Fund are based on expenses for the six-month period ended September 30, 1995, and (c) for the pro forma financial figures are based on estimated expenses for the six-month period ended September 30, 1995.

*** The pro forma financial figures are intended to provide shareholders with information about the continuing impact of the Reorganization as if the Reorganization had taken place as of April 1, 1995.

**** For investment advisory services, the Acquired Fund pays the Manager a fee at the annual rate of 0.35% of average daily net assets. For administrative services rendered, the Acquired Fund pays the Manager a fee at the annual rate of 0.20% of average daily net assets. The Manager has voluntarily waived a portion of the Acquired Fund's aggregate management fees in an annual amount equal to 0.14% of the Acquired Fund's average daily net assets. This has the effect of lowering the Acquired Fund's overall expenses and increasing returns available to investors. After waiver of such management fees, "management fees" and "total operating expenses" for Class A shares were 0.41% and 0.80%, respectively, of the average daily net assets of the Acquired Fund. Effective on November 17, 1995, the Manager has agreed to reduce the Acquired Fund's aggregate management fee to 0.50% of the Acquired Fund's average daily net assets.

***** The Manager has voluntarily agreed to waive a portion of its management fee due from the Acquiring Fund to the extent necessary to maintain the Acquiring Fund's total operating expenses at 0.65% of the Acquiring Fund's average daily net assets for that fiscal year, exclusive of 12b-1 fees, taxes, brokerage, interest and extraordinary expenses (such as litigation costs). This expense limitation will be in effect until it is terminated by the Manager after notice to shareholders and supplement to the then-current prospectus of the Acquiring Fund.

****** Reflects approval by shareholders of the Acquiring Fund of a proposal to increase the management fees payable by the Acquiring Fund from 0.45% to 0.50% of the Acquiring Fund's average daily net assets and an increase from 0.65% to 0.70% in the expense limitation described in the immediately preceding footnote. The increased management fee and expense limitation will be effective as of December 18, 1995. See "Reasons for the Reorganization."

CLASS C SHARES*





                                                                   Acquired               Acquiring
                                                                     Fund                   Fund                 Pro Forma***

 Shareholder Transaction Expenses
      Maximum sales charge imposed on purchases (as a
      percentage of offering price)  . . . . . . . . . . .             None                   None                     None

      Maximum CDSC (as a percentage of original cost or
      redemption proceeds,
         whichever is lower) . . . . . . . . . . . . . . .             1.00%                    1.00%                   1.00%

 Annual Operating Expenses**
      (as a percentage of average net assets)
      Management fees  . . . . . . . . . . . . . . . . . .             0.55%****                0.45%*****              0.50%******
      12b-1 fees*  . . . . . . . . . . . . . . . . . . . .             0.35                     0.35                    0.35
      Other expenses     . . . . . . . . . . . . . . . . .             0.22                     0.14                    0.12


 Total Operating Expenses  . . . . . . . . . . . . . . . .             1.12%                    0.94%*****              0.97%******





* Class C shares do not have a conversion feature and, therefore, are subject to an ongoing distribution fee. As a result, long-term shareholders of Class C shares may pay more than the economic equivalent of the maximum front-end sales charge permitted by the National Association of Securities Dealers, Inc.

** Annual operating expenses (a) for Class C shares of the Acquired Fund are based on expenses for the six-month period ended May 31, 1995, (b) for Class C shares of the Acquiring Fund are based on expenses for the six-month period ended September 30, 1995, and (c) and for the pro forma financial figures are based on estimated expenses for the six-month period ended September 30, 1995.

*** The pro forma financial figures are intended to provide shareholders with information about the continuing impact of the Reorganization as if the Reorganization had taken place as of April 1, 1995.

**** For investment advisory services, the Acquired Fund pays the Manager a fee at the annual rate of 0.35% of average daily net assets. For administrative services rendered, the Acquired Fund pays the Manager a fee at the annual rate of 0.20% of average daily net assets. The Manager has voluntarily The Manager has voluntarily waived a portion of the Acquired Fund's aggregate management fees in an annual amount equal to 0.14% of the Acquired Fund's average daily net assets. This has the effect of lowering the Acquired Fund's overall expenses and increasing returns available to investors. After waiver of such management fees, "management fees" and "total operating expenses" for Class C shares were 0.41% and 0.98%, respectively, of the average daily net assets of the Acquired Fund. Effective on November 17, 1995, the Manager has agreed to reduce the Acquired Fund's aggregate management fee to 0.50% of the Acquired Fund's average daily net assets.

***** The Manager has voluntarily agreed to waive a portion of its management fee due from the Acquiring Fund to the extent necessary to maintain the Acquiring Fund's total operating expenses at 0.65% of the Acquiring Fund's average daily net assets for that fiscal year, exclusive of 12b-1 fees, taxes, brokerage, interest and extraordinary expenses (such as litigation costs). This expense limitation will be in effect until it is terminated by the Manager after notice to shareholders and supplement to the then-current prospectus of the Acquiring Fund.

****** Reflects approval by shareholders of the Acquiring Fund of a proposal to increase the management fees payable by the Acquiring Fund from 0.45% to 0.50% of the Acquiring Fund's average daily net assets and an increase from 0.65% to 0/70% in the expense limitation described in the immediately preceding footnote. The increased management fee and expense limitation will be effective as of December 18, 1995.
        See "Reasons for the Reorganization."

CLASS Y SHARES




                                                                    Acquired              Acquiring
                                                                      Fund                   Fund                 Pro Forma**

 Shareholder Transaction Expenses
    Maximum sales charge imposed on purchases (as a
    percentage of offering price)  . . . . . .                        None                   None                   None

    Maximum CDSC (as a percentage of original cost or
    redemption proceeds, whichever is lower) . . . . . . .            None                   None                   None

 Annual Operating Expenses*
    (as a percentage of average net assets)
     Management fees . . . . . . . . . . . . . . . . . . .            0.55%***                 0.45%****            0.50%*****
    12b-1 fees . . . . . . . . . . . . . . . . . . . . . .            0.00                     0.00                 0.00
    Other expenses   . . . . . . . . . . . . . . . . . . .            0.24                     0.10                 0.09

 Total Operating Expenses  . . . . . . . . . . . . . . . .            0.79%                    0.55%****            0.59%*****




* Annual operating expenses (a) for Class Y shares of the Acquired Fund are based on expenses for the six-month period ended May 31, 1995, (b) for Class Y shares of the Acquiring Fund are based on expenses for the six-month period ended September 30, 1995, and (c) and for the pro forma financial figures are based on estimated expenses for the six-month period ended September 30, 1995. "Other expenses" of the Acquired Fund have been estimated because as of the date hereof, no Class Y shares of the Acquired Fund had been sold.

** The pro forma financial figures are intended to provide shareholders with information about the continuing impact of the Reorganization as if the Reorganization had taken place as of April 1, 1995.

*** For investment advisory services, the Acquired Fund pays the Manager a fee at the annual rate of 0.35% of average daily net assets. For administrative services rendered, the Acquired Fund pays the Manager a fee at the annual rate of 0.20% of average daily net assets. The Manager has voluntarily waived a portion of the Acquired Fund's aggregate management fees in an annual amount equal to 0.14% of the Acquired Fund's average daily net assets. This has the effect of lowering the Acquired Fund's overall expenses and increasing returns otherwise available to investors. After waiver of such management fees, "management fees" and "total operating expenses" for Class Y shares were 0.41% and 0.65%, respectively, of the average daily net assets of the Acquired Fund. Effective on November 17, 1995, the Manager has agreed to reduce the Acquired Fund's aggregate management fee to 0.50% of the Acquired Fund's average daily net assets.

**** The Manager has voluntarily agreed to waive a portion of its management fee due from the Acquiring Fund to the extent necessary to maintain the Acquiring Fund's total operating expenses at 0.65% of the Acquiring Fund's average daily net assets for that fiscal year, exclusive of 12b-1 fees, taxes, brokerage, interest and extraordinary expenses (such as litigation costs). This expense limitation will be in effect until it is terminated by the Manager after notice to shareholders and supplement to the then-current prospectus of the Acquiring Fund.

***** Reflects approval by shareholders of the Acquiring Fund of a proposal to increase the management fees payable by the Acquiring Fund from 0.45% to 0.50% of the Acquiring Fund's average daily net assets and an increase from 0.65% to 0/70% in the expense limitation described in the immediately preceding paragraph. The increased management fee and expense limitations will be effective as of December 18, 1995. See "Reasons for the Reorganization."

Examples

          The following examples are intended to assist an investor in understanding the various costs that an investor will bear directly or indirectly. The examples assume payment of operating expenses at the levels set forth in the tables above.





                                                                   1 Year            3 Years            5 Years           10 Years

 An investor would pay the following expenses on a $1,000 investment, assuming (1) 5.00% annual return and (2) redemption at the end of each time period:

 Class A
    Acquired Fund  . . . . . . . . . . . . . . . . .                  $29               $49               $71               $133
    Acquiring Fund . . . . . . . . . . . . . . . . .                   27                43                60                109
    Pro Forma  . . . . . . . . . . . . . . . . . . .                   28                44                61                112

 Class C
    Acquired Fund  . . . . . . . . . . . . . . . . .                  $21               $36               $62               $136
    Acquiring Fund . . . . . . . . . . . . . . . . .                   20                30                52                115
    Pro Forma  . . . . . . . . . . . . . . . . . . .                   20                31                54                119

 Class Y
    Acquired Fund  . . . . . . . . . . . . . . . . .                   $8               $25               $44                $98
    Acquiring Fund . . . . . . . . . . . . . . . . .                    6                18                31                 69
    Pro Forma  . . . . . . . . . . . . . . . . . . .                    6                19                33                 74


An investor would pay the following expenses on the same investment, assuming the same annual return and no redemption:




                                                                1 Year              3 Years          5 Years             10 Years

 Class A
      Acquired Fund  . . . . . . . . . . . . . . .                  $29               $49               $71                 $133
      Acquiring Fund . . . . . . . . . . . . . . .                   27                43                60                  109
      Pro Forma  . . . . . . . . . . . . . . . . .                   28                44                61                  112

 Class C
      Acquired Fund  . . . . . . . . . . . . . . .                  $11               $36               $62                 $136
      Acquiring Fund . . . . . . . . . . . . . . .                   10                30                52                  115
      Pro Forma  . . . . . . . . . . . . . . . . .                   10                31                54                  119

 Class Y
      Acquired Fund  . . . . . . . . . . . . . . .                   $8               $25               $44                  $98
      Acquiring Fund . . . . . . . . . . . . . . .                    6                18                31                   69
      Pro Forma  . . . . . . . . . . . . . . . . .                    6                19                33                   74




     The examples also provide a means for the investor to compare expense levels of funds with different fee structures over varying investment periods. To facilitate such comparison, all funds are required to utilize a 5.00% annual return assumption. However, each Fund's actual return will vary and may be greater or less than 5.00%. THESE EXAMPLES SHOULD NOT BE CONSIDERED REPRESENTATIONS OF PAST OR FUTURE EXPENSES AND ACTUAL EXPENSES MAY BE GREATER OR LESS THAN THOSE SHOWN.

                                    SUMMARY

          This summary is qualified in its entirety by reference to the additional information contained elsewhere in this Prospectus/Proxy Statement, the Agreement and Plan of Reorganization, a copy of which is attached to this Prospectus/Proxy Statement as Exhibit A, the accompanying Prospectus of the Acquiring Fund dated July 31, 1995, as supplemented by a Prospectus Supplement dated December 15, 1995, and the Prospectus of the Acquired Fund dated January 29, 1995, as supplemented by Prospectus Supplements dated May 25, 1995,
July 11, 1995, July 20, 1995, August 22, 1995 and September 14, 1995.

          Proposed Reorganization. The Plan provides for the transfer of all or substantially all of the assets of the Acquired Fund to Smith Barney Muni Funds on behalf of the Acquiring Fund in exchange for shares of the Acquiring Fund and the assumption by Smith Barney Muni Funds on behalf of the Acquiring Fund of scheduled liabilities of the Acquired Fund. The Plan also calls for the distribution of shares of the Acquiring Fund to the Acquired Fund's shareholders in liquidation of the Acquired Fund. (The foregoing proposed transaction is referred to in this Prospectus/Proxy Statement as the "Reorganization.") As a result of the Reorganization, each shareholder of the Acquired Fund will become the owner of that number of full and fractional shares of the Acquiring Fund having an aggregate value equal to the aggregate net asset value of such shareholder's shares of the Acquired Fund as of the close of business on the date that the Acquired Fund's assets are exchanged for shares of the Acquiring Fund. (Shareholders of Class A or Class C shares of the Acquired Fund will receive Class A or Class C shares, respectively, of the Acquiring Fund.) See "Information About the Reorganization -- Plan of Reorganization."

          For the reasons set forth below under "Reasons for the Reorganization," the Board of Trustees of Smith Barney Investment Trust, including the Trustees who are not "interested persons" (the "Independent Trustees"), as that term is defined in the Investment Company Act of 1940, as amended (the "1940 Act"), has concluded that the Reorganization would be in the best interests of the shareholders of the Acquired Fund and that the interests of the Acquired Fund's existing shareholders will not be diluted as a result of the transaction contemplated by the Reorganization and therefore has submitted the Plan for approval by the Acquired Fund's shareholders. The Board of Trustees of Smith Barney Muni Funds has reached similar conclusions with respect to the Acquiring Fund and has also approved the Reorganization in respect of the Acquiring Fund.

          Approval of the Reorganization will require the affirmative vote of a majority of the total number of votes entitled to be cast thereon, as defined in the 1940 Act, of the outstanding shares of the Acquired Fund, which is the lesser of: (i) 67% of the voting securities of the Acquired Fund present at the Meeting, if the holders of more than 50% of the outstanding voting securities of the Acquired Fund are present or represented by proxy, or (ii) more than 50% of the outstanding shares of the Acquired Fund. For purposes of voting with respect to the Reorganization, the Class A and Class C shares of the Acquired Fund will vote together as a single class. See "Voting Information."

          Tax Consequences. Prior to completion of the Reorganization, the Funds will have received an opinion of counsel that, upon the Reorganization and the transfer of the assets of the Acquired Fund, no gain or loss will be recognized by the Acquired Fund or its shareholders for federal income tax purposes. The holding period and aggregate tax basis of the Acquiring Fund shares received by an Acquired Fund shareholder will be the same as the holding period and aggregate tax basis of the shares of the Acquired Fund previously held by such shareholder. In addition, the holding period and tax basis of the assets of the Acquired Fund in the hands of the Acquiring Fund as a result of the Reorganization will be the same as in the hands of the Acquired Fund immediately prior to the Reorganization.

          Investment Objectives and Policies. The Acquiring Fund and the Acquired Fund have generally similar investment objectives, policies and restrictions. The Acquired Fund is a separate investment portfolio of Smith Barney Investment Trust, an open-end, diversified management investment company, whose investment objective is to seek as a high a level of current income exempt from federal income taxes as is consistent with preservation of principal. The Acquiring Fund is a separate investment portfolio of Smith Barney Muni Funds, an open-end, non-diversified management investment company, whose investment objective is to seek as high a level of income exempt from federal income taxes as is consistent with prudent investing. For a discussion of the differences between the investment policies of the Acquiring Fund and the Acquired Fund, see "Comparison of Investment Objectives and Policies."

          Purchase and Redemption Procedures. The purchase and redemption procedures available to shareholders of the Acquiring Fund are virtually identical to those of the Acquired Fund. Purchase of shares of the Acquiring Fund and the Acquired Fund may be made through the Funds' distributor, Smith Barney, a broker that clears securities transactions through Smith Barney on a fully disclosed basis (an "Introducing Broker") or an investment dealer in the selling group, at their respective public offering prices (net asset value next determined plus any applicable sales charge). Class A shares of both the Acquiring Fund and the Acquired Fund are sold subject to a maximum initial sales charge of 2.00% of the public offering price. Class A shares of either Fund may be purchased at a reduced sales charge or at net asset value, determined by aggregating the dollar amount of a new purchase and the total asset value of all Class A shares of such Fund offered by Smith Barney held by such person and applying the (reduced) sales charge applicable to such aggregate. Purchases of Class A shares of either Fund, which when combined with current holdings of such Fund's Class A shares offered with a sales charge equal or exceed $500,000 in the aggregate, will be made at net asset value with no sales charge, but will be subject to a CDSC of 1.00% on redemptions made within 12 months. Class C shares of both Funds are sold without an initial sales charge but are subject to higher ongoing expenses than Class A shares and are subject to a CDSC payable upon certain redemptions. Class Y shares of both Funds are sold without an initial sales charge or CDSC and are available only to investors meeting an initial investment minimum of $5,000,000. As of the date hereof, no Class Y shares of the Acquired Fund had been sold.

          Class A shares of both the Acquiring and the Acquired Fund may be redeemed at their respective net asset values per share next determined without charge, except as set forth in the preceding paragraph. Class C shares of both Funds may be redeemed at their net asset value per share, subject to a CDSC of 1.00% if such shares are redeemed during the first 12 months following their purchase. Shares of both Funds held by Smith Barney as custodian must be redeemed by submitting a written request to a Smith Barney Financial Consultant. All other shares may be redeemed through a Smith Barney Financial Consultant, Introducing Broker or dealer in the selling group or by forwarding a written request for redemption to The Shareholder Services Group, Inc. ("TSSG" or the "transfer agent"), a subsidiary of First Data Corporation. See "Redemption of Shares" in the accompanying Prospectus of the Acquiring Fund.

          Exchange Privileges. The exchange privileges available to shareholders of the Acquiring Fund are virtually identical to those available to shareholders of the Acquired Fund. Shareholders of both the Acquired Fund and the Acquiring Fund may exchange at net asset value all or a portion of their shares for shares of the same class in certain other funds of the Smith Barney Mutual Funds. Any exchange will be a taxable event for which a shareholder may have to recognize a gain or a loss under federal income tax provisions. No initial sales charge is imposed on the shares being acquired in an exchange, and no CDSC is imposed on the shares being disposed of in the exchange. A sales charge differential, however, may apply to exchanges of Class A shares with other Smith Barney Mutual Funds. For purposes of computing the CDSC that may be payable upon a disposition, the Class C shares acquired in the exchange will be deemed to have been purchased on the same date as the Class C shares that were exchanged therefor. See "Exchange Privilege" in the accompanying Prospectus of the Acquiring Fund.

          Dividends. Dividends from net investment income of the Acquired Fund are declared monthly and paid on the last Friday of each month.
Dividends of substantially all of the Acquiring Fund's net investment income are declared and paid monthly. Both Funds declare and distribute any realized capital gains annually. With respect to both Funds, unless a shareholder otherwise instructs, dividends and capital gains distributions will be reinvested automatically in additional shares of the same class at net asset value, subject to no sales charge or CDSC. The distribution option currently in effect for a shareholder of the Acquired Fund will remain in effect after the Reorganization. After the Reorganization, however, the former Acquired Fund shareholders may change their distribution option at any time by contacting a Smith Barney Financial Consultant. See "Dividends and Distributions" in the accompanying Prospectus of the Acquiring Fund.

          Shareholder Voting Rights. Smith Barney Investment Trust and Smith Barney Muni Funds are both registered with the SEC as open-end, management investment companies. The Acquired Fund is a separate series of Smith Barney Investment Trust, a Massachusetts business trust having a Board of Trustees. The Acquiring Fund is a separate series of Smith Barney Muni Funds, a Massachusetts business trust having a Board of Trustees. Shareholders of both Funds have similar voting rights. Neither Fund holds a meeting of shareholders annually, and there is normally no meeting of shareholders held for the purpose of electing Trustees unless and until such time as less than a majority of the Fund's Trustees holding office has been elected by shareholders of such Fund. At that time, the Fund's Trustees then in office will call a shareholders' meeting for the election of Trustees.

          In addition, under the laws of the Commonwealth of Massachusetts, shareholders of the Acquired Fund do not have appraisal rights in connection with a combination or acquisition of the assets of the Fund by another entity. Shareholders of the Acquired Fund may, however, redeem their shares at net asset value (subject to any applicable CDSC) prior to the date of the Reorganization.

          For purposes of voting with respect to the Reorganization, the Class A and Class C shares of the Acquired Fund will vote together as a single class. See "Information on Shareholders' Rights -- Voting Rights."


                                 RISK FACTORS

          Due to the similarities of investment objectives and policies of the Acquiring Fund and the Acquired Fund, the investment risks are substantially similar. Such risks are generally those typically associated with investing in a managed portfolio of limited term municipal obligations. The following is a summary of certain risk factors associated with investing in shares of the Acquiring Fund, certain of which are also applicable to the Acquired Fund. This summary is qualified in its entirety by the accompanying Prospectus of the Acquiring Fund. In addition, certain risks associated with various investment strategies utilized by the Acquiring Fund, and where applicable, by the Acquired Fund, are described herein under "Comparison of Investment Objectives and Policies."

          The ability of each Fund to achieve its investment objective is dependent on a number of factors, including the skills of the Manager in purchasing municipal obligations whose issuers have the continuing ability to meet their obligations for the payment of interest and principal when due.
The ability to achieve a high level of income is dependent on the yields of the securities in a Fund's portfolio. Yields on municipal obligations are the product of a variety of factors, including the general conditions of the municipal bond markets, the size of a particular offering, the maturity of the obligation and the rating of the issue.

Changes in the market value of portfolio securities will not affect interest income derived from those securities but will affect the Acquiring Fund's net asset value. Since the Acquiring Fund's objective is to provide high current income, it will invest in municipal obligations with an emphasis on income rather than stability of net asset values.

          The Acquiring Fund is classified as a non-diversified investment company under the 1940 Act, which means that the Acquiring Fund is not limited by the 1940 Act in the proportion of its assets that it may invest in the assets of a single issuer. A Fund's assumption of large positions in the obligations of a small number of issuers may cause such Fund's share price to fluctuate to a greater extent than of a diversified company as a result of changes in the financial condition or in the market's assessment of the issuers. Notwithstanding the foregoing, each Fund intends to conduct its operations so as to qualify as a "regulated investment company" for purposes of the Internal Revenue Code of 1986, as amended, which will relieve the Fund of any liability for federal income tax to the extent its earnings are distributed to shareholders. To so qualify, among other requirements, each Fund will limit its investments so that, at the close of each quarter of the taxable year, (a) not more than 25% of the market value of such Fund's total assets will be invested in the securities of a single issuer and (b) with respect to 50% of the market value of its total assets, not more than 5% of the market value of its total assets will be invested in the securities of a single issuer.

          From time to time, proposals have been introduced before Congress for the purpose of restricting or eliminating the federal income tax exemption for interest on municipal obligations and similar proposals may be introduced in the future. If one of these proposals were enacted, the availability of tax exempt obligations for investment by the Funds and the value of their respective portfolio securities would be affected. The Trustees of each Fund would then reevaluate the respective Fund's investment objectives and policies.

          There are several risks in connection with the use of certain portfolio strategies by the Acquiring Fund, and where applicable, by the Acquired Fund. These portfolio strategies include purchasing of when issued securities and municipal bond index futures contracts. See "Comparison of Investment Objectives and Policies."


                        REASONS FOR THE REORGANIZATION

          The Board of Trustees of Smith Barney Investment Trust has determined that it is advantageous to combine the Acquired Fund with the Acquiring Fund. The Funds have generally similar investment objectives and policies and have the same investment adviser, distributor and transfer agent. In reaching this conclusion, the Board considered a number of factors as described below.

          Among the factors considered by the Board of Trustees of Smith Barney Investment Trust was the 1993 transaction pursuant to which Travelers Group Inc. (formerly Primerica Corporation) acquired certain assets of Lehman Brothers Inc. (formerly Shearson Lehman Brothers Inc.), including its retail brokerage and domestic asset management business. As a result of this transaction, Smith Barney became the sponsor of two separate and totally distinct families of mutual funds, each with, among other things, differing pricing structures, classes of shares, exchange privileges, sweep functions and types of funds. The Board was advised that, with the completion of the merger of back-office brokerage operations and the implementation of a uniform pricing and class structure on November 7, 1994, significant consolidation of the two mutual fund groups had been made feasible and desirable. The Board was further informed that the next step in this process would be to eliminate the duplication of funds within the consolidated Smith Barney mutual fund complex. The Board of Trustees of Smith Barney Investment Trust was presented with information indicating that investors have been and will continue to be confused in the face of similar limited term municipal bond funds managed by the same investment adviser (although the Acquired Fund and the Acquiring Fund have different portfolio managers, i.e., the individual primarily responsible for each Fund's day-to-day investment decisions). In particular, the Board was presented with information to the effect that, with two different funds, Smith Barney was confronted with operational and shareholder services issues, including, (i) dilution of the firm's money management and research expertise due to the splitting of attention between the two highly similar funds; and
(ii) client confusion associated with offering similar funds that provide differing yields. The Board of Trustees of Smith Barney Investment Trust also considered that no sales charges would be imposed in effecting the Reorganization and the advantages of eliminating duplication inherent in marketing two funds with similar investment objectives.

          At its July 19, 1995 meeting, the Board of Trustees of the Acquired Fund was presented by the Manager with information reflecting operating expenses of the Acquiring Fund and the Acquired Fund as of April 30, 1995.
The Board was shown pro forma financial information which indicated that, assuming the same level of assets for the combined fund after the Reorganization as on April 30, 1995, Class A and Class C shareholders of the Acquired Fund should respectively experience a 0.04% and 0.03% decrease in total operating expenses after giving effect to management fee waivers currently in effect. The pro forma operating expenses for Class A and Class C shares would represent a 0.05% decrease respectively in management fees payable to the Manager (before fee waivers), accompanied by a 0.13% and 0.12% decrease in other operating expenses. The Trustees recognized that, while the pro forma management fees would be 0.05% lower than management fees currently payable by the Acquired Fund, the pro forma management fees would be 0.09% higher than currently actually incurred by the Fund, because the Manager does not currently expect to continue to waive management fees after the Reorganization. This management fee waiver had the effect of lowering the Acquired Fund's overall expenses and increasing returns available to investors. However, the Board recognized that even without a management fee waiver, the pro forma total operating expenses of the combined funds would be reduced following the Reorganization.

          Subsequently, information became available as to the expenses of the Acquiring Fund for the six-month period ended September 30, 1995, and the expenses of the Acquired Fund for the six-month period ended May 31, 1995. This information is reflected under the caption "Fee Tables" in this Prospectus/Proxy Statement. Based upon these levels of expenses, and assuming the same level of assets of the combined fund after the Reorganization as on September 30, 1995, it is estimated that Class A and Class C shareholders of the Acquired Fund should respectively experience a 0.18% and 0.15% decrease in total operating expenses before giving effect to management fee waivers currently in effect (a 0.04% and 0.01% decrease after management fee waivers), resulting from a 0.05% decrease in management fees paid to the Manager accompanied by a 0.13% and 0.10% decrease, respectively, in other operating expenses, but anticipating no further waiver of management fees. In anticipation of the Reorganization, effective November 17, 1995, the Manager has voluntarily reduced the Acquired Fund's aggregate management fee from 0.55% to 0.50% of the Acquired Fund's average daily net assets. Based upon this reduced management fee and the other expense information reflected under the caption "Fee Tables" in this Prospectus/Proxy Statement, it is estimated that Class A and Class C shareholders of the Acquired Fund should respectively experience a 0.13% and 0.10% decrease in total operating expenses before giving effect to management fee waivers currently in effect, resulting from a 0.13% and 0.10% decrease in other operating expenses. Since November 17, 1995 the Manager has voluntarily waived a portion of its management fees in an amount equal to 0.09% of the value of the Acquired Fund's net assets with respect to Class A and Class C shares, respectively. This fee waiver had the effect of lowering the Acquired Fund's overall expenses and increasing returns otherwise available to investors. There is no guaranty that the Manager will continue to waive a portion of the management fees payable by the Acquired Fund and, as noted above, the Manager does not anticipate waiving any portion of its management fees after the Reorganization.

          The Board also considered, among other things, the impact of the decreased operating expenses on the Acquired Fund's shareholders, the nature and quality of services provided to shareholders, including performance, the impact of economies of scale and comparative fee structures. The Board was presented with information illustrating that the pro forma management fee payable by the combined fund following the Reorganization would be lower than the average management fee payable by the limited term municipal funds included in a survey using data prepared by Lipper Analytical Services, Inc. (the "Lipper Limited Term Muni Average") as of April 30, 1995
(without giving effect to management fee waivers and expense reimbursements). Pro forma total operating expenses of the combined fund following the Reorganization also would be lower than the Lipper Limited Term Muni Average, but the pro forma total operating expenses of the combined fund following the Reorganization could be higher than the Lipper Limited
Term Muni Average after fee waivers and expense reimbursements benefiting the other funds included in the Lipper Limited Term Muni Average. The Board also considered, among other things, the terms and conditions of the Reorganization and the comparative investment performance of the Funds. In addition, the Board was advised that the Reorganization would be effected as a tax-free reorganization.

          In light of the foregoing, the Board of Trustees of Smith Barney Investment Trust, including the Independent Trustees, has determined that it is in the best interests of the Acquired Fund and its shareholders to combine with the Acquiring Fund. The Board of Trustees has also determined that a combination of the Acquired Fund and the Acquiring Fund would not result in a dilution of the interests of the Acquired Fund's shareholders.

          The Board of Trustees of Smith Barney Muni Funds has also determined that it is advantageous to the Acquiring Fund to acquire the assets of the Acquired Fund. The Board of Trustees was presented with information that indicated that investors have been and will continue to be confused in the face of similar limited term municipal bond funds managed by the same adviser. The Board was presented with information to the effect that, with two different funds, Smith Barney experienced: (i) dilution of the firm's money management and research expertise due to the splitting of attention between the two highly similar funds; and (ii) client confusion associated with offering similar funds that provide differing yields. At its June 7, 1995 and September 6, 1995 meetings, the Board of Trustees of the Acquiring Fund was presented by the Manager with information reflecting operating expenses as of April 30, 1995, which took into account the effects of various changes in operating expenses applicable to the Funds, such as changes in certain transfer agency expenses. The Board was shown pro forma financial information which indicated that operating expenses before management fees for the Acquiring Fund should decrease by 0.01%, 0.02% and 0.01%of average daily net assets with respect to Class A, Class C and Class Y shares of the Acquiring Fund, respectively. However, data prepared for the Board also indicated that Class A and Class C shares of the Acquiring Fund would each experience a 0.05% increase in management fees, which is estimated to result in total operating expenses of 0.76%, 0.97% and 0.59% of average daily net assets with respect to Class A, Class C and Class Y shares of the Acquiring Fund, respectively.
Based upon the information regarding the operating expenses of the Acquiring Fund and the Acquired Fund reflecting expenses of the Acquiring Fund for the six-month period ended September 30, 1995, and expenses of the Acquired Fund for the six-month period ended May 31, 1995, that is included under the caption "Fee Tables" in this Prospectus/Proxy Statement, and, assuming the same level of assets for the combined fund after the Reorganization, Class A, Class C and Class Y shares of the Acquiring Fund would each experience a 0.05% increase in management fees, accompanied by a 0.02%, 0.02% and 0.01% decrease in other operating expenses with respect to Class A, Class C and Class Y shares. This is also estimated to result in total operating expenses of 0.76%, 0.97% and 0.59% of average daily net assets with respect to Class A, Class C and Class Y shares of the combined fund, respectively.

          The Board of Trustees of Smith Barney Muni Funds was also informed that the Reorganization was one of a number of proposed reorganizations involving Smith Barney Muni Funds and other municipal bond funds within the Smith Barney mutual fund complex. In connection with these reorganizations, it has been proposed that the surviving fund's management fee be either increased or decreased, as the case may be, to 0.50% of such fund's average daily net assets. The Board members were also informed that the pro forma total operating expenses for the combined fund would be consistent with the reorganizations involving the other series of Smith Barney Muni Funds, and that the pro forma management fee would be lower than the Lipper Limited Term Muni Average (without giving effect to management fee waivers and expense reimbursements). The Board of Trustees was further informed that the Reorganization would increase the size of the Acquiring Fund by approximately 25%, and considered that such an increase could in the long-term help to stabilize the Acquiring Fund's operating expenses and contribute to economies of operation. The Board of Trustees also considered the terms and conditions of the Reorganization and representations that the Reorganization would be effected as a tax-free reorganization. Accordingly, the Board of Trustees, including a majority of the Independent Trustees, has determined that the Reorganization is in the best interests of the Acquiring Fund's shareholders and that the interests of the Acquiring Fund's shareholders would not be diluted as a result of the Reorganization.

        At a meeting held December 15, 1995, shareholders of the Acquiring Fund approved a proposal to adopt a new management agreement, which increases the management fees payable by the Acquiring Fund from 0.45% to 0.50% of the Acquiring Fund's average daily net assets. The increased management fee will become effective on December 18, 1995.


                     INFORMATION ABOUT THE REORGANIZATION

          Plan of Reorganization. The following summary of the Plan is qualified in its entirety by reference to the Plan (Exhibit A hereto). The Plan provides that Smith Barney Muni Funds on behalf of the Acquiring Fund will acquire all or substantially all of the assets of the Acquired Fund in exchange for shares of the Acquiring Fund and the assumption by Smith Barney Muni Funds on behalf of the Acquiring Fund of scheduled liabilities of the Acquired Fund on January 19, 1996 or such later date as may be agreed upon by the parties (the "Closing Date").

          Prior to the Closing Date, the Acquired Fund will endeavor to discharge all of its known liabilities and obligations. The Acquiring Fund will not assume any liabilities or obligations other than those reflected on an unaudited statement of assets and liabilities of the Acquired Fund prepared as of the close of regular trading on the New York Stock Exchange, currently 4:00 p.m., New York City time, on the Closing Date. The number of full and fractional Class A and Class C shares of the Acquiring Fund to be issued to the Acquired Fund's shareholders will be determined on the basis of the Acquiring Fund's and the Acquired Fund's relative net asset value per Class A and Class C shares, respectively. The net asset value per share of each class will be determined by dividing assets, less liabilities, by the total number of outstanding shares of the relevant class.

          The Acquired Fund and the Acquiring Fund will utilize the procedures set forth in the Prospectus of the Acquiring Fund to determine the value of their respective portfolio securities and to determine the aggregate value of each Fund's portfolio. The method of valuation employed will be consistent with the requirements set forth in the Prospectus of the Acquiring Fund, Rule 22c-1 under the 1940 Act and the interpretation of such rule by the SEC's Division of Investment Management.

          At or prior to the Closing Date, the Acquired Fund will, and the Acquiring Fund may, declare a dividend or dividends which, together with all previous such dividends, will have the effect of distributing to their respective shareholders all taxable income for the taxable year ending on or prior to the Closing Date (computed without regard to any deduction for dividends paid). In addition, the Acquired Fund's dividend will include its net capital gains realized in the taxable period ending on or prior to the Closing Date (after reductions for any capital loss carryforward).

          As soon after the Closing Date as conveniently practicable, the Acquired Fund will liquidate and distribute pro rata to shareholders of record as of the close of business on the Closing Date the full and fractional shares of the Acquiring Fund received by the Acquired Fund. Such liquidation and distribution will be accomplished by the establishment of accounts in the names of the Acquired Fund's shareholders on the share records of the Acquiring Fund's transfer agent. Each account will represent the respective pro rata number of full and fractional shares of the Acquiring Fund due to each of the Acquired Fund's shareholders. After such distribution and the winding up of its affairs, the Acquired Fund will be terminated.

           The consummation of the Reorganization is subject to the conditions set forth in the Plan. Notwithstanding approval of the Acquired Fund's shareholders, the Plan may be terminated at any time at or prior to the Closing Date: (i) by mutual agreement of Smith Barney Muni Funds on behalf of the Acquiring Fund and Smith Barney Investment Trust on behalf of the Acquired Fund; (ii) by Smith Barney Muni Funds on behalf of the Acquiring Fund in the event that Smith Barney Investment Trust shall, or Smith Barney Investment Trust on behalf of the Acquired Fund in the event that Smith Barney Muni Funds shall, materially breach any representation, warranty or agreement contained in the Plan to be performed at or prior to the Closing Date; or (iii) by Smith Barney Muni Funds on behalf of the Acquiring Fund, or by Smith Barney Investment Trust on behalf of the Acquired Fund, if a condition to the Plan expressed to be precedent to the obligations of the terminating party has not been met and it reasonably appears that it will not or cannot be met.

          Approval of the Plan will require the affirmative vote of a majority of the total number of votes entitled to be cast thereon, as defined in the 1940 Act, of the outstanding shares of the Acquired Fund, which is the lesser of: (i) 67% of the voting securities of the Acquired Fund present at the Meeting, if the holders of more than 50% of the outstanding voting securities of the Acquired Fund are present or represented by proxy, or (ii) more than 50% of the outstanding shares of the Acquired Fund. If the Reorganization is not approved by shareholders of the Acquired Fund, the Board of Trustees of Smith Barney Investment Trust will consider other possible courses of action available to it.

          Description of the Acquiring Fund's Shares. Full and fractional shares of beneficial interest of the Acquiring Fund will be issued to the Acquired Fund in accordance with the procedures detailed in the Plan and as described in the Acquiring Fund's Prospectus. Generally, the Acquiring Fund does not issue share certificates to shareholders unless a specific request is submitted to the Acquiring Fund's transfer agent. See "Information on Shareholders' Rights" and the Prospectus of the Acquiring Fund for additional information with respect to the shares of the Acquiring Fund.

          Federal Income Tax Consequences. The exchange of assets for shares of the Acquiring Fund is intended to qualify for federal income tax purposes as a tax-free reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"). As a condition to the closing of the Reorganization, the Acquiring Fund and Smith Barney Investment Trust on behalf of the Acquired Fund will receive an opinion from Willkie Farr & Gallagher, counsel to the Acquired Fund, to the effect that, on the basis of the existing provisions of the Code, U.S. Treasury regulations issued thereunder, current administrative rules, pronouncements and court decisions, for federal income tax purposes, upon consummation of the Reorganization:

          (1) the transfer of all or substantially all of the Acquired Fund's assets in exchange for the Acquiring Fund's shares and the assumption by Smith Barney Muni Funds on behalf of the Acquiring Fund of scheduled liabilities of the Acquired Fund will constitute a "reorganization" within the meaning of Section 368(a)(1)(C) of the Code, and the Acquiring Fund and the Acquired Fund are each a "party to a reorganization" within the meaning of Section 368(b) of the Code;

          (2) no gain or loss will be recognized by the Acquiring Fund upon the receipt of the assets of the Acquired Fund in exchange for the Acquiring Fund's shares and the assumption by Smith Barney Muni Funds on behalf of the Acquiring Fund of scheduled liabilities of the Acquired Fund;

          (3) no gain or loss will be recognized by the Acquired Fund upon the transfer of the Acquired Fund's assets to the Acquiring Fund in exchange for the Acquiring Fund's shares and the assumption by Smith Barney Muni Funds on behalf of the Acquiring Fund of scheduled liabilities of the Acquired Fund or upon the distribution (whether actual or constructive) of the Acquiring Fund's shares to the Acquired Fund's shareholders;

          (4) no gain or loss will be recognized by shareholders of the Acquired Fund upon the exchange of their shares of the Acquired Fund for shares of the Acquiring Fund;

          (5) the aggregate tax basis for shares of the Acquiring Fund received by each shareholder of the Acquired Fund pursuant to the Reorganization will be the same as the aggregate tax basis of shares of the Acquired Fund surrendered therefor, and the holding period of shares of the Acquiring Fund to be received by each shareholder of the Acquired Fund will include the period during which shares of the Acquired Fund exchanged therefor were held by such shareholder (provided shares of the Acquired Fund were held as capital assets on the date of the Reorganization); and

          (6) the tax basis to the Acquiring Fund of the Acquired Fund's assets acquired by Smith Barney Muni Funds on behalf of the Acquiring Fund will be the same as the tax basis of such assets to the Acquired Fund immediately prior to the Reorganization, and the holding period of the assets of the Acquired Fund in the hands of the Acquiring Fund will include the period during which those assets were held by the Acquired Fund.

          Shareholders of the Acquired Fund should consult their tax advisors regarding the effect, if any, of the proposed Reorganization in light of their individual circumstances. Since the foregoing discussion only relates to the federal income tax consequences of the Reorganization, shareholders of the Acquired Fund should also consult their tax advisors as to state and local tax consequences, if any, of the Reorganization.

          Capitalization. The following table shows the capitalization of the Acquiring Fund and the Acquired Fund as of November 27, 1995 (the "Record Date"), and on a pro forma basis as of that date, giving effect to the proposed acquisition of assets at net asset value.



                                                                                 Smith Barney Muni Funds
                                                 Smith Barney Limited Maturity         - Limited                Pro Forma for
                                                       Municipals Fund               Term Portfolio            Reorganization
                                                          (Unaudited)                  (Unaudited)               (Unaudited)


                                                                      (In thousands, except per share values)
 Class A Shares

 Net assets  . . . . . . . . . . . . . . . . .                    $53,747                   $234,195                  $287,942
 Net asset value per share . . . . . . . . . .                   $   8.17                  $    6.70                 $    6.70

 Shares outstanding  . . . . . . . . . . . . .                      6,580                     34,947                    42,971

 Class C Shares
 Net assets  . . . . . . . . . . . . . . . . .                    $ 1,695                  $  25,545                 $  27,240

 Net asset value per share . . . . . . . . . .                   $   8.17                 $     6.70                $     6.70
 Shares outstanding  . . . . . . . . . . . . .                        207                      3,814                     4,067

 Class Y Shares

 Net assets  . . . . . . . . . . . . . . . . .                  $       0                 $      213                $      213
 Net asset value per share . . . . . . . . . .                  $       0                 $     6.71                $     6.71

 Shares outstanding  . . . . . . . . . . . . .                          0                         32                        32


          As of the Record Date, there were 34,947,018 outstanding Class A shares, 3,813,779 outstanding Class C shares and 31,690 outstanding Class Y shares of the Acquiring Fund, and 6,580,338 outstanding Class A shares, 207,413 outstanding Class C shares and no outstanding Class Y shares of the Acquired Fund. As of the Record Date, the officers and Trustees of Smith Barney Muni Funds beneficially owned as a group less than 1% of the outstanding shares of each class of the Acquiring Fund. To the best knowledge of the Trustees of Smith Barney Muni Funds, as of the Record Date, no shareholder or "group" (as that term is used in Section 13(d) of the Securities Exchange Act of 1934 (the "Exchange Act")), except as set forth in the table below, owned beneficially or of record more than 5% of the outstanding shares of a class of the Acquiring Fund. As of the Record Date, the officers and Trustees of Smith Barney Investment Trust beneficially owned as a group less than 1% of the outstanding shares of each class of the Acquired Fund. Except as set forth in the table below, to the best knowledge of the Trustees of Smith Barney Investment Trust, as of the Record Date, no or "group" (as that term is used in Section 13(d) of the

Exchange Act) owned beneficially or of record more than 5% of the outstanding shares of a class of the Acquired Fund.


                                                                                                    Percentage of
                                                                                                     Class Owned
                                                                                                      of Record
                                                                                                   or Beneficially


                    Name and                                   Fund                                       Upon Consummation of the
                     Address                                 and Class            As of the Record Date        Reorganization

 Kurt F. Wilkening, Trustee                       Acquiring Fund                             100.00%              100.00%
 UA DTD 9/28/95                                   Class Y
 FBO Kurt F. Wilkening
 243 Robin Drive
 Sarasota, FL  34236

 Holly M. Nelson                                  Acquired Fund                                12.89                 *
 P.O. Box 1110                                    Class C
 Delta Junction, AK  99737

 James J. Haven                                   Acquired Fund                                10.46                 *
 5808 Glacier Way                                 Class C
 Yakima, WA  98908

 Douglas B. Fingannon                             Acquired Fund                                 8.88                 *
 1528 Prairie Lane                                Class C
 Montgomery, AL  36117

 E.F. Smith                                       Acquired Fund                                 7.96                 *
 Attn:  Ron Smith                                 Class C
 215 Lefevre Road
 Stockertown, PA  18083

 Robert S. Angel                                  Acquired Fund                                 6.16                 *
 Personal Rep.                                    Class C
 Estate of Gary Everson
 1932 First Avenue, Ste. 802
 Seattle, WA  98101

 Marika J. Hutchinson                             Acquired Fund                                 6.05                 *
 4744 Woodhaven Drive                             Class C
 Galena, OH  43021

 Donald H. Yaeger and                             Acquired Fund                                 5.04                 *
 Joyce A. Yaeger JTWROS                           Class C
 Route 1, Box 392
 Rockford, AL  35136


________________________
*  Less than 1.00%

                     INFORMATION ABOUT THE ACQUIRING FUND

          Management's Discussion and Analysis of Market Conditions and Portfolio Review (through March 31, 1995).

          Municipal bond prices posted extremely strong gains in the first quarter of 1995, erasing most of the losses from last year's turbulent market. The Fund had a total return of 5.69% (Class A shares) for the fiscal year. This return compared favorably with the 5.59% average total return for all intermediate-term municipal bond funds over the same period, as reported by Lipper Analytical Services.

          Over the past five years ended March 31, 1995, the Fund produced a cumulative total return of 40.61%. It should be noted that this longer-term performance has been achieved without the necessity for any capital-gains distributions, an important consideration for investors interested in after-tax income.

Market and Economic Overview

          Since November 1994, the fixed-income markets, and municipal bonds in particular, have enjoyed a powerful rally. Municipal bond yields have declined more than a full percentage point, as evidenced by the drop in the average yield on Moody's 10-Year AA Muni Bond Index from a high of 6.53% on November 18, 1994 to 5.33% on March 31, 1995. This was substantially better than the performance of the 10-year Treasury, which experienced a decline in yield of 80 basis points from 8.13% to 7.20% during the same time frame.

          The vastly improved bond markets reflect a growing consensus that inflation will remain under control, and the Federal Reserve Board will be successful in engineering a "soft landing" by slowing the economy down to a more sustainable, non-inflationary rate of growth. The seven increases in the federal funds rate (the rate banks charge each other for overnight loans), orchestrated by the Federal Reserve since February 1994, appear to be slowing the pace of economic growth. Recent economic reports show a slower rate of increase in employment, producer prices and retail sales. Industrial production and capacity utilization were also lower than expected, signalling a possible slowdown in the country's strong manufacturing sector. These generally favorable economic fundamentals are more than offsetting concerns about the substantial decline in the value of the dollar relative to the Japanese yen and German mark on the foreign exchange markets.

          Late in April 1995, several tax-reform proposals which recommend a flat federal income tax rate began to receive increased attention in the national financial press and from municipal bond market participants.
Adoption of a flat tax would diminish the advantages of tax exemption for municipal bonds. Although the various plans being circulated are only proposals, the publicity surrounding them has recently caused some investors to back away from the municipal bond market. In management's opinion, it is much too early in the process to predict what changes in the tax laws, if any, will actually take place, but tax reform will certainly be a major topic of political debate over the next few years. Many observers believe that the more radical proposals for changes in the way taxes are collected have little chance for enactment.

          Absent these tax-reform concerns, municipals would probably continue to be strong performers relative to Treasuries and other taxable investments due to the low supply of new issues. Not only did 1994's spike in interest rates sharply reduce refinancing activity in the municipal market, but voter pressure on states and municipalities to rein in spending and cut taxes, or at least avoid tax increases, has also resulted in roughly a 30% decline in new money financing. In addition, the universe of existing municipal bonds is shrinking. In 1995, an estimated $230 billion of older, high-coupon issues will mature or be called as they reach their first optional call dates. With estimates of new-issue volume at less than $150 billion, the net reduction in municipal debt outstanding could approach $100 billion this year, contracting the market by about eight percent. Ordinarily, a reduction in supply of this magnitude would be expected to provide a powerful boost for municipal bond values as it did earlier this year. Uncertainties about various tax proposals, however, will probably keep municipals from trading any better than their normal relationship to taxable investment alternatives.

Portfolio Strategy and Outlook

          While management generally has a positive outlook for the fixed-income markets, the size of the rally the market has experienced so far would seem to leave little room for disappointment, and any sign of a rebound in economic activity is likely to result in a return to higher interest rates. Management also believes that the unique supply and demand characteristics of the municipal market and tax-reform uncertainties will tend to exaggerate price swings relative to taxable investments.

          In light of this viewpoint, management is taking a more cautious approach to structuring the interest-rate sensitivity of the Fund. Relative stability of principal is a key element of the Fund, which is positioned in the short end of the five- to ten-year intermediate maturity range. In this regard, management is placing emphasis on higher coupon issues trading at a premium to their face value. Such bonds will decline less in price than current coupon or market discount bonds should the economy rebound and cause a rise in interest rates. In addition, the maturities of these holdings are effectively shorter than their stated maturity date, which serves to further reduce the Fund's interest-rate sensitivity. Examples of such issues are bonds priced to a call date earlier than maturity, bonds with sinking funds designed to retire a portion of the issue prior to maturity, and housing bonds that are subject to early call from prepayments on mortgages. Management believes that positioning the

Fund in this manner is the best way to achieve the Fund's objective of the highest tax-free income consistent with prudent investment risk.

          Management's Update (through November 1, 1995).

          Over the past six months, fixed income markets have been characterized by generally lower interest rates, as measured by the decline of 10-Year Treasuries from 7.20% on March 31, 1995 to 5.98% on November 1, 1995, a drop of more than 100 basis points. Comparable maturity municipal bond yields declined less dramatically over this period, dropping about 50 basis points over the previous six months as measured by Moody's 10-Year AA Muni Bond Index. By this measure, intermediate municipal yields averaged about 78% of the yield on 10-Year Treasuries during the period. The failure of municipals to fully participate in a declining interest rate environment can be attributed primarily to uncertainty about the direction that tax reform will take.

          Although some analysts have been forecasting a slight pick-up in economic activity during the final quarter of 1995, it now appears that the Federal Reserve Board has been successful in controlling inflation and encouraging a sustainable and slower rate of economic growth this year. The Board has recently declined to alter the federal funds rate, a move that reflects its confidence in the current rate of economic growth. However, while the economy did pick up steam compared to the sluggish first quarter, it has yet to make up its mind for the year and conflicting indicators all point to continued uncertainty going into 1996. Consumer spending is rising at an annual pace of 2.5% to 3%, a relatively neutral rate further tempered by recent indications that consumer households are growing more cautious. A number of other economic indicators edged up over the past six months compared to early 1995, including car buying, housing starts and industrial production, before slowing again in September. The overall result was confirmation of management's expectations for slow economic growth and steady, or even lower, interest rates by year-end.

          In response to these conditions, the municipal bond market continued to lag somewhat relative to Treasuries. The big uncertainty over the municipal market continues to be tax reform. The current budget, which is turning into a showdown in Washington, contains a capital gains cut but does not address broader tax reform. Flat tax proposals are still being discussed, but a number of alternate reform measures are on the table as well.
Management expects tax reform to emerge as the centerpiece of the 1996 Presidential elections.

          In short, until a more definite consensus emerges from Washington, we cannot be certain of the impact on municipal bonds and are holding fast to our relatively cautious investment approach. Looking forward, and absent radical tax reform, management expects municipal bonds to perform well relative to taxable investments, due primarily to diminishing supply. There continues to be little refinancing or new issue activity. New issue activity is increasing toward year-end but remains well below the levels seen in previous years. The Public Securities Association now predicts approximately $140 billion in new issues by the end of 1995, less than half the record amount that came to market in 1993. This reduction in supply has helped to support underlying values. If the supply situation continues into 1996 as management expects, the Portfolio's commitments at current market levels should prove to be excellent values.

Portfolio Strategy and Outlook

          The events of the past six months have done little to change management's overall strategy. While management's longer-term outlook for the economy and interest rates is positive and radical tax reform is not expected, management would rather err on the side of caution in structuring the Portfolio's risk profile. Intermediate- and shorter-maturity municipals are currently providing only 70% to 80% of the yield available on comparable maturity Treasuries. This makes their relative trading value somewhat vulnerable to reductions in the top marginal income tax brackets, a scenario deemed more likely than adoption of any of the more far-reaching tax reform proposals that could completely eliminate the tax-free income advantage of municipal bonds.

          The Portfolio continues to be positioned at its normal average maturity point in the shorter end of the 5- to 10-year intermediate range in order to provide relative stability of principal. We also continue to emphasize higher coupon issues trading at a premium, including a substantial commitment in bonds priced to a call date earlier than maturity and bonds with extraordinary call features such as sinking funds designed to retire a portion of debt early and housing bonds subject to early call because of mortgage prepayments. Such bonds will tend to decline less in price compared to current coupon or discounted bonds should interest rates rise in response to a pick-up in economic activity or in the event of unfavorable changes in the tax code. Because many of these holdings feature effective maturities that are shorter than their stated maturity date, they further reduce the Portfolio's overall market sensitivity while providing relatively high income.

Smith Barney Muni Funds -- Limited Term Portfolio


 Historical Performance    Class A Shares


                                           Net Asset Value
                                Beginning               End                 Income           Capital Gains            Total
 Year Ended                      of Year              of Year              Dividends         Distributions          Returns(1)

 3/31/95                         $6.55                  $6.54             $0.37                $0.00                 5.69%
 3/31/94                          6.68                   6.55              0.37                 0.00                 3.65
 3/31/93                          6.45                   6.68              0.39                 0.00                 9.82
 3/31/92                          6.38                   6.45              0.42                 0.00                 7.99
 3/31/91                          6.28                   6.38              0.40                 0.00                 8.23
 3/31/90                          6.20                   6.28              0.46                 0.00                 9.07
 Inception* - 3/31/89             6.25                   6.20              0.13                 0.00                 1.09

 Total                                                                    $2.54                $0.00







 Historical Performance    Class C Shares

                                       Net Asset Value

                                Beginning               End                Income           Capital Gains            Total
 Year Ended                      of Year              of Year             Dividends         Distributions          Returns(1)
 3/31/95                          $6.54                 $6.54             $0.35                $0.00                5.51%
 3/31/94                           6.68                  6.54              0.35                 0.00                3.15
 Inception* - 3/31/93              6.62                  6.68              0.09                 0.00                2.28
 Total                                                                    $0.79                $0.00



     It is the Fund's policy to distribute dividends monthly and capital gains, if any, annually.

Smith Barney Muni Funds -- Limited Term Portfolio


 Average Annual Total Return


                                                                                                    Without Sales Charge(1)
                                                                                                Class A                 Class C

 Year Ended 3/31/95                                                                               5.69%                   5.51%
 Five Years Ended 3/31/95                                                                         7.05                    N/A
 Inception* through 3/31/95                                                                       7.16                    4.92
                                                                                                      With Sales Charge(2)

                                                                                                Class A                 Class C

 Year Ended 3/31/95                                                                               3.64%                   4.51%
 Five Years Ended 3/31/95                                                                         6.62                    N/A
 Inception* through 3/31/95                                                                       6.82                    4.92





 Cumulative Total Return

                                                                                        Without Sales Charge(1)

 Class A (Inception* through 3/31/95)                                                          55.03%
 Class C (Inception* through 3/31/95)                                                          11.32


(1) Assumes reinvestment of all dividends and capital gain distributions at net asset value and does not reflect deduction of the applicable sales charge with respect to Class A shares or the applicable CDSC with respect to Class C shares.

(2) Assumes reinvestment of all dividends and capital gain distributions at net asset value. In addition, Class A shares reflect the deduction of the maximum initial sales charge of 2.00% and Class C shares reflect the deduction of a 1.00% CDSC which applies if shares are redeemed within the first year of purchase.

* Inception dates for Class A and Class C shares are November 28, 1988 and January 5, 1993, respectively.

                         Growth of $10,000 Invested in
   Class A Shares of Limited Term Portfolio vs. Lehman 5 Year Bond Index and
                            Lehman Long Bond Index*
                                  (unaudited)


                          November 1988 - March 1995

                             [Graph Appears Here]

          A line graph depicting the total growth (including reinvestment of dividends and capital gains) of a hypothetical investment of $10,000 on November 1988 in Class A shares of the Acquired Fund as compared with the growth of a $10,000 investment in the Lehman 5 Year Bond Index and the Lehman Long Bond Index. The plot points used to draw the line graphs were as follows:



                     Growth of $10,000 Investment in     Growth of $10,000 Investment in       Growth of $10,000 Investment in
    Month Ended              Class A Shares                 Lehman 5 Year Bond Index                Lehman Long Bond Index


            11/28/8               $ 9,796.24                       $10,000.00                             $10,000.00
               3/89                 9,899.70                        10,023.99                             10,100.00
               3/90                10,781.32                        10,994.09                             11,199.58
               3/91                11,653.54                        12,021.99                             12,071.42
               3/92                12,567.94                        13,046.06                             13,439.83
               3/93                13,785.75                        14,394.90                             15,402.35
               3/94                14,273.46                        14,821.36                             15,574.13
               3/95                15,075.90                        15,666.58                             16,980.37




* Hypothetical illustration of $10,000 invested in Class A shares at inception on November 28, 1988, assuming deduction of the maximum 2.00% sales charge at the time of investment and reinvestment of dividends (after deduction of applicable sales charges, if any) and capital gains (at net asset value) through March 31, 1995. The indices are unmanaged and are not subject to the same management and trading expenses of a mutual fund. The performance of the Fund's other classes may be greater or less than the Class A shares' performance indicated on this chart, depending on whether greater or lesser sales charges and fees were incurred by shareholders investing in the other classes.

     All figures represent past performance and are not a guarantee of future results. Investment returns and principal value will fluctuate, and redemption values may be more or less than the original cost. No adjustment has been made for shareholder tax liability on dividends or capital gains.

                      INFORMATION ABOUT THE ACQUIRED FUND

          Management's Discussion and Analysis of Market Conditions and Portfolio Review (through November 30, 1994).

          Since July 1994, prices for tax-exempt bonds continued to weaken as the Federal Reserve raised interest rates. As a result, the net asset value per Class A share of the Fund declined to $7.94 from $8.26; however, the Fund's tax-exempt distributions of $0.34 per Class A share offset this decline, and resulted in a slightly positive total return for this fiscal period of 0.23% for Class A shares.

Economic and Interest Rate Overview

          The Federal Reserve raised short-term interest rates six times in 1994 beginning in February, which is a remarkable number of increases in less than one year. The Federal Reserve's goal was to curb any creeping inflation before it actually appeared. However, the rise in short-term interest rates also resulted in a rise in longer-term interest rates and consequently a decline in the asset value of many longer-term investments. As a result, most fixed income investments performed poorly in 1994, especially in comparison to the strong performance they experienced in 1993.

          1994 was also a politically intriguing year. First, higher federal income tax rates that were retroactive to 1993 took effect. Second, Congress became embroiled in controversial legislation on health care which, had it been successful, could have led to higher taxes. Third, the NAFTA and GATT trade agreements were successfully passed. Fourth, and perhaps most significant, the Republicans achieved an overwhelming victory in both the House and Senate by promising lower taxes and spending, and much less government. The many Republican victories at the state level -- not only in the state legislatures but also the governorships -- are even more significant as these 30 states will have much power over the electoral process in 1996.

          For many investors this was the first glance into a new and more challenging investment environment that tested their ability to maintain a long-term investment focus. However, management anticipates that interest rates will soon stabilize as the results of the new Congress become more apparent and the effects of the Federal Reserve's interest rate policy become more positive. Management expects that the recent GATT and NAFTA trade pacts will also demonstrate that the U.S. is still a world leader in both economic policy and financial markets.

Portfolio Summary

          In response to the Federal Reserve's policy of higher short-term interest rates and generally declining prices in the tax-exempt market, management's investment strategy has been to keep the Fund's average maturity at approximately 3 years, which enables the Fund to maximize its tax-exempt income yet minimize its exposure to rising interest rates. At the end of 1994, over half of the Acquired Fund's assets were invested in municipal bonds rated AAA/Aaa and AA/Aa by Standard & Poor's Ratings Group or Moody's Investor Services, Inc., respectively. Management believes these high-quality investments provide the portfolio with greater protection against credit risk and are also more liquid. The majority of the Fund's holdings were in general obligation, hospital, education and housing issues.

Dividend Policy

          The Fund does not pay a level monthly dividend rate but instead distributes to shareholders the accrued monthly income earned by the portfolio. The management will continue to strive to offer an attractive dividend distribution as the Fund also faces uncertain interest rates and continued volatility.

          Management's Update (through November 1, 1995).

          Both the stock and bond markets have generally improved over the past six months as the Federal Reserve has moved to lower interest rates albeit at a slow pace. Anticipation of further interest rate reductions has helped the markets rally well into the third quarter. The tax-exempt market, while participating in this improved environment, has lagged the treasury market as concerns that a major overhaul of the tax structure will make these investments less attractive. While management shares these concerns, management also believes that as 1996 is an election year and much mileage can be achieved by politicians at no cost to themselves, tax reform will continue to be a hot topic. Management believes that the effects of tax reform not only on taxpayers, but more importantly on state and local governments, are such that it will take longer to accomplish than has been suggested and that in the end, the tax code will resemble the present system.

Portfolio Summary

          During the last few months, management has maintained a short average maturity. However, with a more attractive outlook for interest rates, and in preparation for the merger of the Fund into the Smith Barney Muni Funds--Limited Term Portfolio, management will be extending out to a 4-to-5 year average maturity.



 Smith Barney Limited Maturity Municipals Fund



 Historical Performance    Class A Shares (Unaudited)

 Year Ended November 30                       Net Asset Value           Capital Gains Paid     Dividends Paid     Total Return*
                                       Beginning           Ending
        12/31/91-                        $7.90                $8.07           ----                 $0.36            6.88%
        11/30/92
          1993                            8.07                 8.26          $0.00**                0.36            6.98
          1994                            8.26                 7.94           0.00**                0.34            0.23

 Total                                                                        $0.00**              $1.06

 Cumulative Total Return - (12/31/91 through 11/30/94)                                                               14.59%




 * Figures assume reinvestment of all dividends and capital gains distributions at net asset value and do not assume deduction of the front-end sales charge (maximum 2.00%).

**  Amount represents less than $0.01 per share.

    The Fund's policy is to distribute dividends monthly and capital gains, if any, annually.



 Average Annual Total Return** -- Class A Shares (Unaudited)

                                                                Without Sales Charge                  With Sales Charge***

                                                         With Fee Waiver      Without Fee    With Fee Waiver    Without Fee Waiver
                                                                                 Waiver

 Year Ended 11/30/94                                          0.23%             (0.09)%            (1.78)%            (1.92)%
 Inception (12/31/91) through 11/30/94                        4.78%              4.37%              4.06%              3.65%



 ** All average annual total return figures shown reflect reinvestment of dividends and capital gains distributions at net asset value. The Fund's investment adviser and former administrator waived investment advisory and administration fees from December 31, 1991 to November 30, 1994. A shareholder's actual return for the period during which waivers were in effect would be the higher of the two numbers shown.

*** Average annual total return figures shown assume the deduction of the maximum 2.00% sales charge.

    Note: On November 7, 1994, existing shares of the Acquired Fund were designated Class A shares. Class A shares are sold subject to a 2.00% front-end sales charge; however, purchases of Class A shares, which when combined with current holdings of Class A shares offered with a sales charge equal or exceed $500,000 in the aggregate, will be made at net asset value with no initial sales charge but will be subject to a 1.00% CDSC if redeemed within 12 months of purchase. Class A shares of the Acquired Fund are subject to an annual service fee of 0.15% of the value of the average daily net assets attributable to that class.

 Growth of $10,000 Invested in Class A Shares of Smith Barney Limited Maturity
  Municipals Fund vs. Lehman Brothers 5-Year Municipal Bond Index and Lipper
              Analytical Services, Inc. Peer Group Average Index

                     December 31, 1991 - November 30, 1994

                             [Graph Appears Here]

          A line graph depicting the total growth (including reinvestment of dividends and capital gains) of a hypothetical investment of $10,000 on December 31, 1991 in Class A shares of the Acquired Fund as compared with the growth of a $10,000 investment in the Lehman Brothers 5-Year Municipal Bond Index and Lipper Analytical Services, Inc. Peer Group Average Index. The plot points used to draw the line graphs were as follows:



                                                            Growth of $10,000
                               Growth of $10,000            Investment in the                     Growth of $10,000 Investment in
               Month           Invested in Class A          Lehman Municipal                      the Lipper Analytical Services,
               Ended           Shares of the Fund           Bond Index                            Inc. Peer Group Average Index
             12/31/91             $9,800                          $10,000                                   $10,000
                12/91             $9,800                               --                                        --
                 3/92             $9,889                          $10,006                                   $10,066
                 6/92            $10,139                          $10,342                                   $10,301
                 9/92            $10,350                          $10,611                                   $10,489
                12/92            $10,547                          $10,762                                   $10,636
                 3/93            $10,790                          $11,045                                   $10,852
                 6/93            $11,004                          $11,301                                   $11,022
                 9/93            $11,214                          $11,560                                   $11,190
                12/93            $11,310                          $11,701                                   $11,306
                 3/94            $11,107                          $11,372                                   $11,139
                 6/94            $11,196                          $11,494                                   $11,222
                 9/94            $11,303                          $11,605                                   $11,314
                11/94            $11,230                          $11,422                                   $11,234



* Illustration of $10,000 invested in Class A shares on December 31, 1991 through November 30, 1994 assuming deduction of the maximum 2.00% front-end sales charge at the time of investment and reinvestment of dividends and capital gains distributions at net asset value.

  The Lehman Brothers 5-Year Municipal Bond Index is an unmanaged, broad-based index which includes about 3,400 tax-free issues totaling approximately $39 billion of market capitalization. The average maturity of the securities in the index is approximately 5.09 years.

  Lipper Analytical Services, Inc. Peer Group Average Index is composed of an average of the Acquired Fund's peer group of mutual funds (47 as of November 30, 1994) investing in limited maturity municipal securities.

  This period was one in which municipal bond prices fluctuated and the results should not be considered as a representation of the dividend income or capital gain or loss which may be realized from an investment in the Fund today. No adjustment has been made for shareholder tax liability on dividends or capital gains distributions.

  Note: All figures cited here represent past performance and do not guarantee future results.



 Smith Barney Limited Maturity Municipals Fund



 Historical Performance    Class C Shares (Unaudited)
                                                  Net Asset Value             Capital Gains     Dividends Paid
                                              Beginning         Ending        Distributed                          Total Return*
 Inception (11/17/94                            $7.92             $7.94         $0.00                $0.00             0.31%
 through 11/30/94)



*Figures assume reinvestment of all dividends and capital gains distributions at net asset value and do not assume deduction of the CDSC.




 Average Annual Total Return**    Class C Shares (Unaudited)



                                                                                           Without Fee Waiver    With Fee Waiver

 Inception (11/17/94)
 through 11/30/94                                                                                 0.31%               0.31%


** All cumulative total return figures shown reflect reinvestment of dividends and capital gains distributions at net asset value. The Fund's investment advisor and administrator waived investment advisory and administration fees from November 17, 1994 to November 30, 1994. A shareholder's actual return for the period during which waivers were in effect would be the higher of the two numbers shown.

     Note: On November 7, 1994, the Fund began offering Class C and Class Y shares. Class C shares may be subject to a 1.00% CDSC if redeemed within 12 months of purchase and are subject to annual service and distribution fees of 0.15% and 0.20%, respectively, of the value of the average daily net assets attributable to that class.

     Performance information is not available for Class Y shares of the Acquired Fund because, as of the date hereof, no Class Y shares of the Acquired Fund had been sold.

               COMPARISON OF INVESTMENT OBJECTIVES AND POLICIES

          The following discussion comparing investment objectives, policies and restrictions of the Acquiring Fund and the Acquired Fund is based upon and qualified in its entirety by the disclosure in the prospectuses of the Acquiring Fund and the Acquired Fund with respect to the Funds' respective investment objective, policies and restrictions. For a full discussion of these issues as they relate to the Acquiring Fund, refer to the Prospectus of the Acquiring Fund, which accompanies this Prospectus/Proxy Statement, under the caption "Investment Objective and Management Policies," and for a discussion of these issues as they relate to the Acquired Fund, refer to the Prospectus of the Acquired Fund under the caption "Investment Objective and Management Policies."

          Investment Objective. The Acquiring Fund and the Acquired Fund have generally similar investment objectives. The Acquired Fund seeks as high a level of current income exempt from federal income taxes as is consistent with preservation of principal. The Acquiring Fund seeks as high a level of income exempt from federal income taxes as is consistent with prudent investing. There can be no assurance that either Fund will be able to achieve its investment objective.

          Primary Investments. In seeking its objective, the Acquired Fund will invest in a diversified portfolio of investment-grade debt obligations issued by, or on behalf of, states, territories and possessions of the United States and the District of Columbia and their political subdivisions, agencies and instrumentalities or multistate agencies or authorities, the interest from which is, in the opinion of bond counsel for the issuer, excluded from gross income for federal income tax purposes ("Municipal Obligations"). Municipal Obligations are issued to raise money for a variety of public projects such as health facilities, housing, airports, schools, highways and bridges. The Acquired Fund operates subject to a fundamental investment policy providing that, under normal market conditions, it will invest at least 80% of its net assets in Municipal Obligations. It is a fundamental policy that under normal market conditions, the Acquiring Fund will seek to invest 100% of its assets, and it will not invest less than 80% of its assets, in Municipal Obligations the interest on which was, in the opinion of bond counsel to the issuer, exempt from federal income taxes (other than the alternative minimum tax) at
the time of their issuance.   The Acquiring Fund may invest up to 20% of its
assets in taxable fixed income securities, but only in obligations issued or guaranteed by the full faith and credit of the United States ("U.S. Government securities"), and may invest more than 20% of its assets in U.S. Government securities during periods when in the Manager's opinion a temporary defensive posture is warranted, including any period when the Acquiring Fund's monies available for investment exceed Municipal Obligations available for purchase that meet the Acquiring Fund's rating, maturity and other investment criteria.

          The Acquired Fund generally will invest at least 80% of its total assets in Municipal Obligations rated investment-grade, that is, rated no lower than Baa, MIG3 or Prime-1 by Moody's Investors Services, Inc. ("Moody's"), BBB, SP-2 or A-1 by Standard & Poor's Ratings Group ("S&P") or BBB or F-1 by Fitch Investor Services, L.P. ("Fitch"). Up to 20% of the Acquired Fund's total assets may be invested in unrated obligations that are deemed by the Manager to be of comparable quality. The Acquired Fund will not invest in Municipal Obligations that are rated lower than Baa by Moody's or BBB by S&P or Fitch. Although Municipal Obligations rated Baa by Moody's, BBB by S&P or BBB by Fitch are considered to be investment-grade, they may be viewed as being subject to greater risk than other investment-grade securities.

          Municipal bonds purchased by the Acquiring Fund must, at the time of purchase, be investment-grade municipal bonds and at least two-thirds of the Acquiring Fund's municipal bonds must be rated in the category of A or better. Investment-grade bonds are those rated Aaa, Aa, A or Baa by Moody's or AAA, AA, A or BBB by S&P or have an equivalent rating by any nationally recognized statistical rating organization; pre-refunded bonds escrowed by U.S. Treasury obligations will be considered AAA rated even though the issuer does not obtain a new rating. Up to one-third of the assets of the Acquiring Fund may be invested in municipal bonds rated Baa or BBB (this grade, while regarded as having an adequate capacity to pay interest and repay principal, is considered to be of medium quality and has speculative characteristics; in addition, changes in economic conditions or other circumstances are more likely to lead to a weakened capacity to make principal and interest payments than is the case with higher grade bonds) or in unrated municipal bonds if, based upon credit analysis by the Manager, it is believed that such securities are at least of comparable quality to those securities in which the Acquiring Fund may invest. After the Acquiring Fund purchases a municipal bond, the issuer may cease to be rated or its rating may be reduced below the minimum required for purchase. Such an event would not require the elimination of the issue from the Acquiring Fund's portfolio but the Manager will consider such an event in determining whether the Acquiring Fund should continue to hold the security. The Acquiring Fund's short-term municipal obligations will be limited to high grade obligations (U.S. Government securities or obligations rated MIG1 or MIG2, VMIG1 or VMIG2 or Prime-1 or Aa or better by Moody's or SP-1+, SP-1, SP-2, or A-1 or AA or better by S&P or having an equivalent rating by any nationally recognized statistical rating organization or obligations determined by the Manager to be equivalent). Among the types of short-term instruments in which the Acquired Fund may invest are floating or variable rate term demand instruments, tax-exempt commercial paper (generally having a maturity of less than nine months), and other types of notes generally having maturities of less than three years, such as Tax Anticipation Notes, Revenue Anticipation Notes, Tax and Revenue Anticipation Notes and Bond Anticipation Notes. Demand instruments usually have an indicated maturity of more than one year, but contain a demand feature that enables the holder to redeem the investment on no more than 30 days' notice; variable rate demand instruments provide for automatic establishment of a new interest rate on set dates; floating rate demand instruments provide for automatic adjustment of their interest rates whenever some other specified interest rate changes (e.g., the prime rate). The Acquiring Fund may purchase participation interests ("Participations") in variable rate tax-exempt securities (such as Industrial Development Bonds) owned by banks. Participations are frequently backed by an irrevocable letter of credit or guarantee of a bank that the Manager has determined meets the prescribed quality standards for the Acquiring Fund. Participations will be purchased only if management believes interest income on such Participations will be tax-exempt when distributed as dividends to shareholders.

          Each Fund's average weighted maturity will vary from time to time based on the judgment of the Manager. Under normal circumstances, the Acquired Fund will invest exclusively in limited maturity securities; the weighted average maturity of the Acquired Fund's portfolio securities will normally be no less than two nor more than five years. The maximum remaining maturity of the securities in which the Acquired Fund will normally invest will be no greater than 10 years. Currently, the Acquiring Fund invests at least 80% of its assets in Municipal Obligations with remaining maturities of less than ten years, and the dollar-weighted average maturity of the Acquiring Fund will not normally exceed six years. However, the Board of Trustees of Smith Barney Muni Funds has approved certain changes to the investment policies of the Acquiring Fund with respect to the Acquiring Fund's portfolio's dollar-weighted average maturity. Effective on or about February 5, 1995, the Acquiring Fund will normally invest in securities with remaining maturities no greater than twenty years. The dollar-weighted average maturity of the Acquiring Fund's portfolio will normally be not less than three nor more than ten years.

          Each Fund may invest without limitation in private activity bonds. Interest income on certain types of private activity bonds issued after August 7, 1986 to finance non-governmental activities is a specific tax preference item for purposes of the federal individual and corporate alternative minimum taxes. Individual and corporate shareholders may be subject to a federal alternative minimum tax to the extent that a Fund's dividends are derived from interest on those bonds. Dividends derived from interest income on Municipal Obligations are a "current earnings" adjustment item for purposes of the federal corporate alternative minimum tax. Because interest income on certain types of private activity bonds is taxable to certain investors, it is expected, although there can be no guarantee, that such Municipal Obligations generally will provide somewhat higher yields than other Municipal Obligations of comparable quality and maturity.

          Municipal Obligations. Municipal Obligations are classified as general obligation bonds, revenue bonds and notes. General obligation bonds are secured by the issuer's pledge of its full faith, credit and taxing power for the payment of principal and interest. Revenue bonds are payable from the revenues derived from a particular facility or class of facilities or, in some cases, from the proceeds of a special excise tax or other specific revenue source, but not from the general taxing power. Notes are short-term obligations of issuing municipalities or agencies and are sold in anticipation of a bond sale, collection of taxes or receipt of other revenues.

          In attempting to achieve its investment objective, the Funds may employ, among others, the following portfolio strategies:

          When-Issued Securities. Each Fund may purchase new issues of Municipal Obligations on a when-issued basis, which means that delivery and payment for such securities normally take place within 45 days after the date of the commitment to purchase. Each Fund will not accrue income with respect to a when-issued security prior to its stated delivery date. When-issued securities may decline in value before this actual delivery to a Fund. Each Fund will establish a segregated account with the Fund's custodian consisting of cash or U.S. Government securities (or in the case of the Acquiring Fund, other liquid high grade debt obligations) in an amount equal to the purchase price of the Fund's when-issued commitments. The Acquiring Fund generally will purchase Municipal Obligations on a when-issued basis only with the intention of actually acquiring the securities, but the Acquiring Fund may sell such securities before the delivery date if it is deemed advisable.

          Temporary Investments. Under normal market conditions, the Acquired Fund may hold up to 20% of its total assets in cash or money market instruments, including taxable money market instruments ("Temporary Investments"). In addition, when the Manager believes that market conditions warrant, the Acquired Fund may take a temporary defensive posture and invest without limitation in short-term Municipal Obligations and Temporary Investments. Money market instruments in which the Acquired Fund may invest include: U.S. Government securities; tax-exempt notes of municipal issuers rated, at the time of purchase, no lower than MIG 1 by Moody's, SP-1 by S&P or F-1 by Fitch or, if not rated, by issuers having outstanding, unsecured debt then rated within the three highest rating categories; bank obligations; commercial paper rated no lower than P-1 by Moody's, A-1 by S&P or F-1 by Fitch or the equivalent from another major rating service or, if unrated, of an issuer having an outstanding, unsecured debt issue then rated within the three highest rating categories; and repurchase agreements. At no time will the Acquired Fund's investments in bank obligations, including time deposits, exceed 25% of the value of its assets. Similarly, the Acquiring Fund may invest up to 20% of its assets in taxable fixed income securities, but only in U.S. Government securities, and may invest more than 20% of its assets in U.S. Government securities during periods when in the Manager's opinion a temporary defensive posture is warranted, including any period when the Acquiring Fund's monies available for investments exceed Municipal Obligations available for purchase that meet the Acquiring Fund's rating, maturity and other investment criteria.

          Municipal Bond Index Futures Contracts. The Acquiring Fund may invest in municipal bond index futures contracts (currently traded on the Chicago Board of Trade) or in listed contracts based on U.S. Government securities as a hedging policy in pursuit of its investment objective; provided that immediately thereafter not more than 33-1/3% of its net assets would be hedged or the amount of margin deposit on the Acquired Fund's existing futures contracts would not exceed 5% of the value of its total assets. Since any income would be taxable, it is anticipated that such investments would be made only in those circumstances when the Manager anticipates the possibility of an extreme change in interest rates or in market conditions but does not wish to liquidate the Acquiring Fund's securities. The Acquired Fund does not have express policies regarding these types of investments.

          Illiquid Securities. Each of the Acquired Fund and the Acquiring Fund may invest up to 10% of its net assets in illiquid securities, including those that are not readily marketable or for which there is no established market.

          The Acquired Fund may also purchase municipal leases, zero coupon Municipal Obligations, and custodial receipts. The Acquiring Fund does not have expressed policies regarding these types of investments.

          Investment Restrictions. Each Fund has adopted the following fundamental investment restrictions for the protection of its shareholders. These restrictions may not be changed without the approval of the holders of a majority, as defined in the 1940 Act, of the voting securities of the Fund.

          1. The Acquired Fund may not invest more than 25% of its total assets in securities of issuers in the same industry, except that this limitation is not applicable to the Fund's investment in U.S. Government securities. Similarly, the Acquiring Fund may not invest more than 25% of its total assets taken at market value in any one industry, except that securities of the U.S. Government, its agencies and instrumentalities, and Municipal Obligations are not considered an industry for purposes of this limitation.

          2. Neither Fund may borrow money, except that a Fund may borrow from banks for temporary or emergency (not leveraging) purposes, including the meeting of redemption requests which might otherwise require the untimely disposition of securities, in an amount not exceeding 10% of the value of such Fund's total assets (in the case of the Acquired Fund, including the amount borrowed and valued at market less liabilities (not including the amount borrowed) at the time the borrowing is made.) Whenever borrowings exceed 5% of the value of a Fund's total assets, such Fund will not make any additional investments. Each Fund is further prohibited from pledging, hypothecating, mortgaging or otherwise encumbering its assets, except to secure permitted borrowing.

          3. Neither Fund may make loans. For the Acquired Fund, this restriction does not apply to the purchase of Municipal Obligations and other permitted investments and the entering into repurchase agreements, each in a manner consistent with the Acquired Fund's investment objective. For the Acquiring Fund, this restriction does not apply to the extent the purchase of bonds or other evidences of indebtedness, the entry into repurchase agreements or deposits with banks, including the Acquiring Fund's custodian, may be considered loans.

          4. The Acquired Fund may not purchase securities other than Municipal Obligations and other investments permitted under its prospectus or its statement of additional information. The Acquiring Fund does not have a similar investment restriction.

          5. The Acquired Fund may not purchase securities (other than U.S. Government securities) of any issuer if, as a result of the purchase, more than 5% of the value of the Acquired Fund's total assets would be invested in the securities of such issuer, except that up to 25% of the value of the Acquired Fund's total assets may be invested without regard to this 5% limitation. The Acquiring Fund does not have a similar investment restriction.

          6. The Acquired Fund may not purchase more than 10% of the voting securities of any one issuer, except that this limitation is not applicable to the Fund's investments in U.S. Government securities, and up to 25% of the Acquired Fund's assets may be invested without regard to this 10% limitation. The Acquiring Fund does not have a similar investment restriction.

          7. The Acquired Fund may not purchase securities on margin, except that the Fund may obtain any short-term credits necessary for the clearance of purchases and sales of securities. Similarly, the Acquiring Fund may not purchase securities on margin.

          8. The Acquired Fund may not make short sales of securities or maintain a short position. Similarly, the Acquiring Fund may not make short sales of securities.

          9. The Acquired Fund may not purchase or sell real estate or real estate limited partnership interests. Similarly, the Acquiring Fund may not purchase or hold any real estate, except that it may invest in securities secured by real estate or interests therein or issued by persons (other than real estate investment trusts) which deal in real estate or interests therein.

          10. The Acquired Fund may not purchase or sell commodities or commodity contracts. The Acquiring Fund may not purchase or sell commodities or commodity contracts, except that it may invest in or sell municipal bond index futures contracts as described above.

          11. The Acquired Fund may not act as underwriter of securities, except that the Acquired Fund may acquire securities under circumstances in which, if the securities were sold, the Acquired Fund could be deemed to be an underwriter for purposes of the Securities Act of 1933, as amended.
Similarly, the Acquiring Fund may not underwrite the securities of other issuers.

          12. The Acquired Fund may not invest in oil, gas or other mineral leases or explorations or development programs. The Acquiring Fund has a similar investment restriction; however, it is an non-fundamental operating policy.

          13. The Acquired Fund may not write or sell puts, calls, straddles, spreads or combinations of those transactions, except as permitted under the Acquired Fund's investment objective and policies (as summarized above). Similarly, the Acquiring Fund may not write or purchase put, call, straddle or spread options.

Other Non-Fundamental Investment Restrictions

          1. The Acquired Fund may not purchase any security if, as a result (unless the security is acquired pursuant to a plan of reorganization or an offer of exchange), the Acquired Fund would own any securities of an open-end investment company or more than 3% of the total outstanding voting stock of any closed-end investment company, or more than 5% of the value of the Acquired Fund's total assets would be invested in securities of any one or more closed-end investment companies. This is not a fundamental investment restriction with respect to the Acquired Fund and may be changed by the Acquired Fund's Board of Trustees at any time. The Acquiring Fund does not have a similar investment restriction.

          2. The Acquired Fund may not purchase a security if, as a result, the Acquired Fund would then have more than 5% of its total assets invested in securities of issuers (including predecessors) that have been in continuous operation for fewer than three years except that in the case of private activity bonds purchased, this limitation will be deemed to apply to the entity supplying the revenues from which the issue is to be paid. This is not a fundamental investment restriction with respect to the Acquired Fund and may
be changed by the Acquired Fund's Board of Trustees at any time.   The
Acquiring Fund has a similar investment restriction.

          3. The Acquired Fund may not make investments for the purpose of exercising control of management. This is not a fundamental investment restriction with respect to the Acquired Fund and may be changed by the Acquired Fund's Board of Trustees at any time. The Acquiring Fund does not have a similar investment restriction.

          4. The Acquired Fund may not purchase or retain securities of any issuer if any of the officers or Trustees of Smith Barney Investment Trust or any officer or director of the Manager individually owns more than 1/2 of 1% of the outstanding securities of the issuer and together they own beneficially more than 5% of the securities. This is not a fundamental investment restriction with respect to the Acquired Fund and may be changed by the
Acquired Fund's Board of Trustees at any time.   The Acquiring Fund does not
have a similar investment restriction.

          5. The Acquired Fund may not lend its portfolio securities. This is not a fundamental investment restriction with respect to the Acquired Fund
and may be changed by the Acquired Fund's Board of Trustees at any time.   The
Acquiring Fund does not have an express policy regarding the lending of its portfolio securities.


                      INFORMATION ON SHAREHOLDERS' RIGHTS

          General. Smith Barney Investment Trust and Smith Barney Muni Funds are open-end, management investment companies registered under the 1940 Act, which continuously offer to sell shares at their current net asset value. The Acquiring Fund is a series of Smith Barney Muni Funds, which was organized on August 14, 1985 under the laws of Massachusetts and is a business entity commonly known as a "Massachusetts business trust." Smith Barney Muni Funds is governed by its Declaration of Trust, By-Laws and Trustees. The Acquired Fund is a series of Smith Barney Investment Trust, also a Massachusetts business trust governed by its Master Trust Agreement, By-Laws, and Board of Trustees. Each Fund is also governed by Massachusetts state and federal law. The Acquired Fund has an unlimited number of authorized shares with a par value of $.001 per share. The Trustees of Smith Barney Investment Trust have authorized the issuance of four series of shares, each representing shares in one of the four separate portfolios, and may authorize the issuance of additional series of shares in the future. The beneficial interest in the Acquiring Fund is divided into shares, all with a par value of $.001 per share. The number of authorized shares of Smith Barney Muni Funds that may be issued is unlimited. The Trustees of Smith Barney Muni Funds have authorized the issuance of twenty series of shares, each representing shares in one of twenty separate portfolios, and may authorize the issuance of additional series of shares in the future. In both the Acquiring Fund and the Acquired Fund, Class A shares, Class C shares and Class Y shares represent interests in the assets of the Fund and have identical voting, dividend, liquidation and other rights on the same terms and conditions except that expenses related to the distribution of each class of shares are borne solely by each class and each class of shares has exclusive voting rights with respect to provisions of each Fund's Rule 12b-1 distribution plan which pertains to a particular class.

          Trustees. The Master Trust Agreement of Smith Barney Investment Trust provides that each Trustee shall serve as a Trustee of Smith Barney Investment Trust during the lifetime of the trust and until its termination (as provided in the Master Trust Agreement), his death, resignation or removal. The Declaration of Trust of Smith Barney Muni Funds provides that the term of office of each Trustee shall be from the time of his or her election until the termination of the trust or until such Trustee sooner dies, resigns or is removed. Any Trustee of the Smith Barney Investment Trust may be removed by the vote of at least two-thirds of the number of Trustees prior to such removal or by vote or written declaration of shareholders holding not less than two-thirds of the shares of the trust then outstanding. A Trustee of Smith Barney Muni Funds may be removed with cause by written instrument, signed by at least two-thirds of the remaining Trustees. Vacancies on the Boards of either Smith Barney Investment Trust or Smith Barney Muni Funds may be filled by the respective Trustees remaining in office. A meeting of shareholders will be required for the purpose of electing additional Trustees whenever fewer than a majority of the Trustees then in office were elected by shareholders.

          Voting Rights. Neither the Acquired Fund nor the Acquiring Fund holds a meeting of shareholders annually, and there normally is no meeting of shareholders for the purpose of electing Trustees unless and until such time as less than a majority of the Trustees holding office have been elected by shareholders. A meeting of shareholders of the Acquiring Fund, for any purpose, must be called upon the written request of shareholders holding at least 25% of such Fund's outstanding shares. A meeting of shareholders of the Acquired Fund may be called by the Trustees, who shall call such meeting for the purpose of removing any Trustee upon written request of shareholders holding not less than 10% of the shares then outstanding. On each matter submitted to a vote of the shareholders of the Acquired Fund or the Acquiring Fund, each shareholder is entitled to one vote for each whole share owned and a proportionate, fractional vote for each fractional share outstanding in the shareholder's name on the Fund's books. With respect to Smith Barney Investment Trust, a majority of the votes cast on an action at a shareholder meeting at which a quorum is present shall decide any questions except when a different vote is required or permitted by any provision of the 1940 Act or other applicable law or as may otherwise be set forth in the Acquired Fund's organizational documents, or in cases where the vote is submitted to the holders of one or more but not all classes, a majority of the votes cast of the particular class affected by the matter shall decide such matter. With respect to matters relating to Smith Barney Muni Funds requiring a majority shareholder vote as described in the Declaration of Trust, a majority of shares represented in person or by proxy and entitled to vote at a meeting of shareholders at which a quorum is present shall decide such matter. In cases where the vote is submitted to the holders of one or more but not all series or classes, a majority of the outstanding shares of the particular series or class affected by the matter shall decide such matter.

          Liquidation or Termination. In the event of the liquidation or termination of any of the portfolios of Smith Barney Muni Funds or of Smith Barney Investment Trust, the shareholders of the respective Fund are entitled to receive, when, and as declared by the Trustees, as the case may be, the excess of the assets over the liabilities belonging to the liquidated or terminated portfolio of Smith Barney Muni Funds or of Smith Barney Investment Trust, as the case may be. The assets so distributed to shareholders of the liquidated or terminated portfolio of Smith Barney Muni Funds or Smith Barney Investment Trust will be distributed among the shareholders in proportion to the number of shares of the particular class held by them and recorded on the books of the liquidated or terminated portfolio of Smith Barney Muni Funds or Smith Barney Investment Trust, as the case may be.

          Liability of Trustees. The Master Trust Agreement of Smith Barney Investment Trust provides that Smith Barney Investment Trust shall indemnify each Trustee and officer against liabilities in connection with the defense or disposition of any action, suit or other proceeding. Under the Master Trust Agreement of Smith Barney Investment Trust, a Trustee or officer will be personally liable only if he did not act in good faith in the reasonable belief that his action was in or not opposed to the best interest of Smith Barney Investment Trust, and for his or her own willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office. The Master Trust Agreement further provides that Trustees and officers will be indemnified for the expenses of litigation against them. Under the Declaration of Trust and By-Laws of the Smith Barney Muni Funds, a Trustee will be personally liable only for his or her own willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of the office of Trustee. The Declaration of Trust of Smith Barney Muni Funds further provides that Trustees and officers will be indemnified for the expenses of litigation against them unless it is determined that the person did not act in good faith in the reasonable belief that the person's actions were in or not opposed to the best interest of the Smith Barney Muni Funds or the person's conduct is determined to constitute willful misfeasance, bad faith, gross negligence or reckless disregard of the person's duties.

          Rights of Inspection.   Shareholders of Smith Barney Muni Funds and
Smith Barney Investment Trust have the same inspection rights as are permitted shareholders of a Massachusetts corporation under Massachusetts corporate law. Currently, each shareholder of a Massachusetts corporation is permitted to inspect the records, accounts and books of a corporation for any legitimate business purpose.

          Shareholder Liability.   Under Massachusetts law, shareholders of a
Massachusetts business trust may, under certain circumstances, be held personally liable for the obligations of such Massachusetts business trust. Smith Barney Muni Funds' Declaration of Trust and Smith Barney Investment Trust's Master Trust Agreement, however, disclaim shareholder liability for acts or obligations of Smith Barney Muni Funds or Smith Barney Investment Trust, respectively, and require that notice of such disclaimer be given in each agreement, obligation or instrument entered into or executed by such fund. Smith Barney Muni Fund's Declaration of Trust and Smith Barney Investment Trust's Master Trust Agreement also provide for indemnification out of the property of Smith Barney Muni Funds or Smith Barney Investment Trust, respectively, for all losses and expenses of any shareholder held personally liable for the obligations of such fund. Shares of the Acquiring Fund issued to the shareholders of the Acquired Fund in the Reorganization will be fully paid and nonassessable when issued, transferable without restrictions and will have no preemptive rights.

          The foregoing is only a summary of certain characteristics of the operations of the Acquiring Fund and the Acquired Fund. The foregoing is not a complete description of the documents cited. Shareholders should refer to the provisions of the trust documents and state laws governing each Fund for a more thorough description.


                         ADDITIONAL INFORMATION ABOUT
                         SMITH BARNEY INVESTMENT TRUST
                                      AND
                            SMITH BARNEY MUNI FUNDS

          Smith Barney Investment Trust. Information about the Acquired Fund is included in its current Prospectus dated January 29, 1995, as supplemented by Prospectus Supplements dated May 25, 1995, July 11, 1995, July 20, 1995 and August 22, 1995 and in the Statement of Additional Information of Smith Barney Investment Trust dated January 29, 1995, as supplemented on July 11, 1995, August 22, 1995 and September 14, 1995, that have been filed with the SEC, both of which are incorporated herein by reference. A copy of the Prospectus and the Statement of Additional Information are available upon request and without charge by writing to the Acquired Fund at the address listed on the cover page of this Prospectus/Proxy Statement or by calling (800) 224-7523.

          Smith Barney Muni Funds. Information about the Acquiring Fund is incorporated herein by reference from its current Prospectus dated July 31, 1995, as supplemented by a Prospectus Supplement dated December 15, 1995, a copy of which accompanies this Prospectus/Proxy Statement, and the Statement of Additional Information of Smith Barney Muni Funds dated July 31, 1995. A copy of such Statement of Additional Information is available upon request and without charge by writing to the Acquired Fund at the address listed on the cover page of this Prospectus/Proxy Statement or by calling (800) 224-7523.

          Both Smith Barney Investment Trust and Smith Barney Muni Funds are subject to the informational requirements of the Exchange Act and in accordance therewith file reports and other information including proxy material, reports and charter documents with the SEC. These materials can be inspected and copies obtained at the Public Reference Facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the New York Regional Office of the SEC at 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can also be obtained from the Public Reference Branch, Office of Consumer Affairs and Information Services, SEC, Washington, D.C. 20549 at prescribed rates.

                                OTHER BUSINESS

          The Trustees of Smith Barney Investment Trust do not intend to present any other business at the Meeting. If, however, any other matters are properly brought before the Meeting, the persons named in the accompanying form of proxy will vote thereon in accordance with their judgment.


                              VOTING INFORMATION

          This Prospectus/Proxy Statement is furnished in connection with a solicitation of proxies by the Board of Trustees of Smith Barney Investment Trust to be used at the Special Meeting of Shareholders to be held at 9:30 a.m. on January 26, 1996, at 388 Greenwich Street, New York, New York 10013, and at any adjournment or adjournments thereof. This Prospectus/Proxy Statement, along with a Notice of the Meeting and a proxy card, is first being mailed to shareholders of the Acquired Fund on or about December 20, 1995. Only shareholders of record as of the close of business on the Record Date will be entitled to notice of, and to vote at, the Meeting or any adjournment thereof. The holders of a majority of the shares of the Acquired Fund outstanding at the close of business on the Record Date present in person or represented by proxy will constitute a quorum for the Meeting. For purposes of determining a quorum for transacting business at the Meeting, abstentions and broker "non-votes" (that is, proxies from brokers or nominees indicating that such persons have not received instructions from the beneficial owner or other persons entitled to vote shares on a particular matter with respect to which the brokers or nominees do not have discretionary power) will be treated as shares that are present but which have not been voted. For this reason, abstentions and broker non-votes will have the effect of a "no" vote for purposes of obtaining the requisite approval of the Plan. If the enclosed form of proxy is properly executed and returned in time to be voted at the Meeting, the proxies named therein will vote the shares represented by the proxy in accordance with the instructions marked thereon. Unmarked proxies will be voted FOR approval of the proposed Reorganization and FOR approval of any other matters deemed appropriate. A proxy may be revoked at any time on or before the Meeting by written notice to the Secretary of the Acquired Fund, Christina T. Sydor, Esq., 388 Greenwich Street, New York, New York 10013. Unless revoked, all valid proxies will be voted in accordance with the specifications thereon or, in the absence of such specifications, FOR approval of the Plan and the Reorganization contemplated thereby.

          Approval of the Plan will require the affirmative vote of a majority of the total number of votes entitled to be cast thereon, as defined in the 1940 Act, of the outstanding shares of the Acquired Fund, which is the lesser of: (1) 67% of the voting securities of the Acquired Fund present at the Meeting, if the holders of more than 50% of the outstanding voting securities of the Acquired Fund are present or represented by proxy, or (ii) more than

50% of the outstanding shares of the Acquired Fund. For purposes of voting with respect to the Reorganization, the Class A and Class C shares of the Acquired Fund will vote together as a single class. Fractional shares are entitled to proportional voting rights.

          Proxy solicitations will be made primarily by mail, but proxy solicitations also may be made by telephone, telegraph or personal interviews conducted by officers and employees of Smith Barney and its affiliates and/or by TSSG. In addition, Applied Mailing Systems, Inc., an affiliate of TSSG ("Applied Mailing"), or an agent of Applied Mailing, may call shareholders of the Acquired Fund to ask if they would be willing to have their votes recorded by telephone. The latter telephone voting procedure is designed to authenticate the shareholder's identity by asking the shareholder to provide his or her social security number (in the case of an individual) or taxpayer identification number (in the case of an entity). The shareholder's telephone vote will be recorded and a confirmation will be sent to the shareholder to ensure that the vote has been taken in accordance with the shareholder's instructions. Although a shareholder's vote may be taken by telephone, each shareholder of the Acquired Fund will receive a copy of this Prospectus/Proxy Statement and may vote by mail using the enclosed proxy card. Smith Barney Investment Trust has been advised by Massachusetts counsel that this telephonic voting system complies with Massachusetts law. The aggregate cost of solicitation of the shareholders of the Acquired Fund is expected to be approximately $2,500. Expenses of the Reorganization, including the costs of the proxy solicitation and the preparation of enclosures to the Prospectus/Proxy Statement, reimbursement of expenses of forwarding solicitation material to beneficial owners of shares of the Acquired Fund and expenses incurred in connection with the preparation of this Prospectus/Proxy Statement will be borne by Smith Barney.

          In the event that a quorum necessary for a meeting of shareholders of the Acquired Fund is not present or sufficient votes to approve the Reorganization are not received by January 12, 1996, the persons named as proxies may propose one or more adjournments of the Meeting to permit further solicitation of proxies. In determining whether to adjourn the Meeting, the following factors may be considered: the percentage of votes actually cast, the percentage of negative votes actually cast, the nature of any further solicitation and the information to be provided to shareholders with respect to the reasons for the solicitation. Any such adjournment will require an affirmative vote by the holders of a majority of the shares of the Acquired Fund present in person or by proxy and entitled to vote at the Meeting. The persons named as proxies will vote upon a decision to adjourn the Meeting.

          The votes of the shareholders of the Acquiring Fund are not being solicited by this Prospectus/Proxy Statement.

                       FINANCIAL STATEMENTS AND EXPERTS

          The statement of assets and liabilities of the Acquiring Fund, including the schedule of investments, as of March 31, 1995, the related statement of operations for the year then ended, the statements of changes in net assets for each of the years in the two-year period then ended and the financial highlights for each of the years in the five-year period then ended have been incorporated by reference into this Prospectus/Proxy Statement in reliance upon the report of KPMG Peat Marwick LLP, independent accountants, given on the authority of such firm as experts in accounting and auditing.
The statement of assets and liabilities of the Acquired Fund, including the schedule of investments, as of November 30, 1994, the related statement of operations for the year then ended, the statements of changes in net assets and financial highlights for the two-year period then ended and for the period December 31, 1991 (commencement of operations) through November 30, 1992, have been incorporated by reference into this Prospectus/Proxy Statement in reliance upon the report of Coopers & Lybrand L.L.P., independent accountants, and upon the authority of such firm as experts in accounting and auditing.

                                 LEGAL MATTERS

          Certain legal matters concerning the issuance of shares of the Acquiring Fund will be passed upon by Sullivan & Cromwell, 125 Broad Street, New York, New York 10004. In rendering such opinion, Sullivan & Cromwell may rely on an opinion of Goodwin, Procter & Hoar as to certain matters under Massachusetts law.

          THE BOARD OF TRUSTEES OF SMITH BARNEY INVESTMENT TRUST, INCLUDING THE INDEPENDENT TRUSTEES, UNANIMOUSLY RECOMMENDS APPROVAL OF THE PLAN, AND ANY UNMARKED PROXIES WITHOUT INSTRUCTIONS TO THE CONTRARY WILL BE VOTED IN FAVOR OF APPROVAL OF THE PLAN.

                                                  EXHIBIT A

                     AGREEMENT AND PLAN OF REORGANIZATION

          THIS AGREEMENT AND PLAN OF REORGANIZATION (the "Agreement") is made as of this 14th day of December, 1995, by and between Smith Barney Investment Trust, a Massachusetts business trust with its principal place of business at 388 Greenwich Street, New York, New York 10013, on behalf of its Smith Barney Limited Maturity Municipals Fund (the "Acquired Fund") and Smith Barney Muni Funds, a Massachusetts business trust with its principal place of business at 388 Greenwich Street, New York, New York 10013, on behalf of its Limited Term Portfolio (the "Acquiring Fund").

          This Agreement is intended to be and is adopted as a plan of reorganization and liquidation within the meaning of Section 368(a)(1)(C) of the United States Internal Revenue Code of 1986, as amended (the "Code"). The reorganization (the "Reorganization") will consist of the transfer of all or substantially all of the assets of the Acquired Fund in exchange for Class A and Class C shares of beneficial interest of the Acquiring Fund
(collectively, the "Acquiring Fund Shares" and each, an "Acquiring Fund Share") and the assumption by Smith Barney Muni Funds on behalf of the Acquiring Fund of scheduled liabilities of the Acquired Fund and the distribution, after the Closing Date herein referred to, of Acquiring Fund Shares to the shareholders of the Acquired Fund in liquidation of the Acquired Fund and the subsequent termination of the Acquired Fund, all upon the terms and conditions hereinafter set forth in this Agreement.

          WHEREAS, Smith Barney Investment Trust and Smith Barney Muni Funds are registered investment companies of the management type and Smith Barney Investment Trust on behalf of the Acquired Fund owns securities that generally are assets of the character in which the Acquiring Fund is permitted to invest;

          WHEREAS, Smith Barney Muni Funds is authorized to issue shares of beneficial interest in respect of its sub-trusts and Smith Barney Investment Trust is authorized to issue shares of beneficial interest in respect of its sub-trusts;

          WHEREAS, the Board of Trustees of Smith Barney Investment Trust has determined that the exchange of all or substantially all of the assets and scheduled liabilities of the Acquired Fund for Acquiring Fund Shares and the assumption of such liabilities by Smith Barney Muni Funds on behalf of the Acquiring Fund is in the best interests of the Acquired Fund's shareholders and that the interests of the existing shareholders of the Acquired Fund would not be diluted as a result of this transaction;

          WHEREAS, the Board of Trustees of Smith Barney Muni Funds has determined that the exchange of all or substantially all the assets and scheduled liabilities of the Acquired Fund for Acquiring Fund Shares and the assumption of such liabilities by Smith Barney Muni Funds on behalf of the Acquiring Fund is in the best interests of the Acquiring Fund's shareholders and that the interests of the existing shareholders of the Acquiring Fund would not be diluted as a result of this transaction.

          NOW, THEREFORE, in consideration of the premises and of the covenants and agreements hereinafter set forth, the parties hereto covenant and agree as follows:

1. TRANSFER OF ASSETS OF THE ACQUIRED FUND IN EXCHANGE FOR ACQUIRING FUND SHARES AND ASSUMPTION OF SCHEDULED LIABILITIES OF THE ACQUIRED FUND AND LIQUIDATION AND TERMINATION OF THE ACQUIRED FUND

          1.1. Subject to the terms and conditions herein set forth and on the basis of the representations and warranties contained herein, Smith Barney Investment Trust on behalf of the Acquired Fund agrees to transfer the Acquired Fund's assets as set forth in paragraph 1.2 to Smith Barney Muni Funds on behalf of the Acquiring Fund, and Smith Barney Muni Funds on behalf of the Acquiring Fund agrees in exchange therefor: (i) to deliver to Smith Barney Investment Trust on behalf of the Acquired Fund the number of Class A Acquiring Fund Shares, including fractional Class A Acquiring Fund Shares, determined by dividing the value of the Acquired Fund's net assets attributable to its Class A shares, computed in the manner and as of the time and date set forth in paragraph 2.1, by the net asset value of one Class A Acquiring Fund Share, computed in the manner and as of the time and date set forth in paragraph 2.2; (ii) to deliver to the Acquired Fund the number of Class C Acquiring Fund Shares, including fractional Class C Acquiring Fund Shares, determined by dividing the value of the Acquired Fund's net assets attributable to its Class C shares, computed in the manner and as of the time and date set forth in paragraph 2.1, by the net asset value of one Class C Acquiring Fund Share, computed in the manner and as of the time and date set forth in paragraph 2.2; and (iii) to assume scheduled liabilities of the Acquired Fund, as set forth in paragraph 1.3. Such transactions shall take place at the closing provided for in paragraph 3.1 (the "Closing").

          1.2. (a) The assets of the Acquired Fund to be acquired by Smith Barney Muni Funds on behalf of the Acquiring Fund shall consist of all or substantially all property, including, without limitation, all cash, securities and dividends or interest receivables which are owned by the Acquired Fund and any deferred or prepaid expenses shown as an asset on the books of the Acquired Fund on the closing date provided in paragraph 3.1 (the "Closing Date").

               (b) The Acquired Fund has provided the Acquiring Fund with a list of all of the Acquired Fund's assets as of the date of execution of this Agreement. The Acquired Fund reserves the right to sell any of these securities but will not, without the prior approval of the Acquiring Fund, acquire any additional securities other than securities of the type in which the Acquiring Fund is permitted to invest. The Acquiring Fund will, within a reasonable time prior to the Closing Date, furnish the Acquired Fund with a statement of the Acquiring Fund's investment objectives, policies and restrictions and a list of the securities, if any, on the Acquired Fund's list referred to in the first sentence of this paragraph which do not conform to the Acquiring Fund's investment objectives, policies and restrictions. In the event that the Acquired Fund holds any investments which the Acquiring Fund may not hold, the Acquired Fund will dispose of such securities prior to the Closing Date. In addition, if it is determined that the portfolios of the Acquired Fund and the Acquiring Fund, when aggregated, would contain investments exceeding certain percentage limitations imposed upon the Acquiring Fund with respect to such investments, the Acquired Fund, if requested by the Acquiring Fund, will dispose of and/or reinvest a sufficient amount of such investments as may be necessary to avoid violating such limitations as of the Closing Date.

          1.3. The Acquired Fund will endeavor to discharge all the Acquired Fund's known liabilities and obligations prior to the Closing Date. The Acquiring Fund shall assume all liabilities, expenses, costs, charges and reserves reflected on an unaudited Statement of Assets and Liabilities of the Acquired Fund prepared by Smith Barney Mutual Fund Management Inc. (the "Manager"), as investment manager of the Acquired Fund, as of the Valuation Date (as defined in paragraph 2.1), in accordance with generally accepted accounting principles consistently applied from the prior audited period. Smith Barney Muni Funds on behalf of the Acquiring Fund shall assume only those liabilities of the Acquired Fund reflected in that unaudited Statement of Assets and Liabilities and shall not assume any other liabilities, whether absolute or contingent, not reflected thereon.

          1.4. As provided in paragraph 3.3, as soon after the Closing Date as is conveniently practicable (the "Liquidation Date"), the Acquired Fund will liquidate and distribute pro rata to the Acquired Fund's shareholders of record determined as of the close of business on the Closing Date (the "Acquired Fund Shareholders"), the Acquiring Fund Shares it receives pursuant to paragraph 1.1. Shareholders of Class A and Class C of the Acquired Fund shall receive Class A and Class C shares, respectively, of the Acquiring Fund. Such liquidation and distribution will be accomplished by the transfer of the Acquiring Fund Shares then credited to the account of the Acquired Fund on the books of the Acquiring Fund to open accounts on the share records of the Acquiring Fund in the name of the Acquired Fund Shareholders and representing the respective pro rata number of the

Acquiring Fund Shares due such shareholders. All issued and outstanding shares of the Acquired Fund will simultaneously be cancelled on the books of the Acquired Fund, although any outstanding share certificates representing interests in the Acquired Fund will represent a number of Acquiring Fund Shares after the Closing Date as determined in accordance with paragraph 1.1. The Acquiring Fund shall not issue certificates representing the Acquiring Fund Shares in connection with such exchange.

          1.5. Ownership of Acquiring Fund Shares will be shown on the books of the Acquiring Fund's transfer agent. Acquiring Fund Shares will be issued in the manner described in the Acquiring Fund's current prospectus and statement of additional information.

          1.6. Any transfer taxes payable upon issuance of the Acquiring Fund Shares in a name other than the registered holder of the Acquired Fund Shares on the books of the Acquired Fund as of that time shall, as a condition of such issuance and transfer, be paid by the person to whom such Acquiring Fund Shares are to be issued and transferred.

          1.7. Any reporting responsibility of the Acquired Fund is and shall remain the responsibility of the Acquired Fund up to and including the Closing Date and such later date on which the Acquired Fund is terminated.

          1.8. The Acquired Fund shall, following the Closing Date and the making of all distributions pursuant to paragraph 1.4, be terminated under the laws of the Commonwealth of Massachusetts and in accordance with its governing documents.

2.   VALUATION

          2.1. The value of the Acquired Fund's assets to be acquired by the Acquiring Fund hereunder shall be the value of such assets computed as of the close of regular trading on the New York Stock Exchange, Inc. (the "NYSE") on the Closing Date (such time and date being hereinafter called the "Valuation Date"), using the valuation procedures set forth in the Acquiring Fund's then current prospectus or statement of additional information.

          2.2. The net asset value of Acquiring Fund Shares shall be the net asset value per share computed as of the close of regular trading on the NYSE on the Valuation Date, using the valuation procedures set forth in the Acquiring Fund's then current prospectus or statement of additional information.

          2.3. All computations of value shall be made by the Manager in accordance with its regular practice as pricing agent for the Acquired Fund and the Acquiring Fund, respectively.

3.   CLOSING AND CLOSING DATE

          3.1. The Closing Date shall be February 2, 1996, or such later date as the parties may agree to in writing. All acts taking place at the Closing shall be deemed to take place simultaneously as of the close of business on the Closing Date unless otherwise provided. The Closing shall be held as of 5:00 p.m. at the offices of Smith Barney Inc., 388 Greenwich Street, New York, New York 10013, or at such other time and/or place as the parties may agree.

          3.2. In the event that on the Valuation Date (a) the NYSE or another primary trading market for portfolio securities of the Acquiring Fund or the Acquired Fund shall be closed to trading or trading thereon shall be restricted or (b) trading or the reporting of trading on the NYSE or elsewhere shall be disrupted so that accurate appraisal of the value of the net assets of the Acquiring Fund or the Acquired Fund is impracticable, the Closing Date shall be postponed until the first business day after the day when trading shall have been fully resumed and reporting shall have been restored.

          3.3. The Acquired Fund shall deliver at the Closing a list of the names and addresses of the Acquired Fund's Shareholders and the number and percentage ownership of outstanding shares owned by each such shareholder immediately prior to the Closing, certified on behalf of the Acquired Fund by the Chairman of the Board or President of the Acquired Fund. The Acquiring Fund shall issue and deliver a confirmation evidencing the Acquiring Fund Shares to be credited to the Acquired Fund's account on the Closing Date to the Secretary of the Acquired Fund, or provide evidence satisfactory to the Acquired Fund that such Acquiring Fund Shares have been credited to the Acquired Fund's account on the books of the Acquiring Fund. At the Closing, each party shall deliver to the other such bills of sale, checks, assignments, share certificates, if any, receipts or other documents as such other party or its counsel may reasonably request.

4.   REPRESENTATIONS AND WARRANTIES

          4.1. Smith Barney Investment Trust and the Acquired Fund represent and warrant to Smith Barney Muni Funds and the Acquiring Fund as follows:

          (a) The Acquired Fund is a portfolio of Smith Barney Investment Trust, a business trust duly organized and validly existing under the laws of the Commonwealth of Massachusetts;

          (b) Smith Barney Investment Trust is a registered investment company classified as a management company of the open-end type, and its registration with the Securities and Exchange Commission (the "Commission") as an investment company under the Investment Company Act of 1940, as amended (the "1940 Act) is in full force and effect;

          (c) Smith Barney Investment Trust is not, and the execution, delivery and performance of this Agreement will not result, in a material violation of its Master Trust Agreement or By-Laws or of any agreement, indenture, instrument, contract, lease or other undertaking with respect to the Acquired Fund to which the trust or the Acquired Fund is a party or by which it or the Acquired Fund is bound;

          (d) Smith Barney Investment Trust and the Acquired Fund have no material contracts or other commitments (other than this Agreement) which will be terminated with liability to the Acquired Fund prior to the Closing Date;

          (e) No litigation or administrative proceeding or investigation of or before any court or governmental body is presently pending or to Smith Barney Investment Trust's knowledge threatened against the Acquired Fund or Smith Barney Investment Trust with respect to the Acquired Fund or any of the Acquired Fund's properties or assets (other than that previously disclosed to the other party to the Agreement) which, if adversely determined, would materially and adversely affect its financial condition or the conduct of its business. Smith Barney Investment Trust and the Acquired Fund know of no facts which might form the basis for the institution of such proceedings and neither Smith Barney Investment Trust nor the Acquired Fund is a party to or subject to the provisions of any order, decree or judgment of any court or governmental body which materially and adversely affects its business or its ability to consummate the transactions herein contemplated;

          (f) The Statements of Assets and Liabilities of the Acquired Fund for the two years ended November 30, 1994 and for the period from December 31, 1991 (commencement of operations) through November 30, 1992 have been audited by Coopers & Lybrand L.L.P., independent accountants, and are in accordance with generally accepted accounting principles consistently applied, and such statements (copies of which have been furnished to the Acquiring Fund) fairly reflect the financial condition of the Acquired Fund as of such dates, and there are no known contingent liabilities of the Acquired Fund as of such dates not disclosed therein;

          (g) The Acquired Fund will file its final federal and other tax returns for the period ending on the Closing Date in accordance with the Code. At the Closing Date, all federal and other tax returns and reports of the Acquired Fund required by law then to have been filed prior to the Closing Date shall have been filed, and all federal and other taxes shown as due on such returns shall have been paid so far as due, or provision shall have been made for the payment thereof and, to the best of Smith Barney Investment Trust's knowledge, no such return is currently under audit and no assessment has been asserted with respect to such returns;

          (h) For the most recent fiscal year of its operation, the Acquired Fund has met the requirements of Subchapter M of the Code for qualification and treatment as a regulated investment company;

          (i) All issued and outstanding shares of the Acquired Fund are, and at the Closing Date will be, duly and validly issued and outstanding, fully paid and non-assessable. All of the issued and outstanding shares of the Acquired Fund will, at the time of Closing, be held by the persons and in the amounts set forth in the records of the transfer agent as provided in paragraph 3.3. The Acquired Fund does not have outstanding any options, warrants or other rights to subscribe for or purchase any shares of the Acquired Fund, nor is there outstanding any security convertible into any shares of the Acquired Fund;

          (j) At the Closing Date, the Acquired Fund will have good and marketable title to its assets to be transferred to the Acquiring Fund pursuant to paragraph 1.2 and full right, power and authority to sell, assign, transfer and deliver such assets hereunder and, upon delivery and payment for such assets, the Acquiring Fund will acquire good and marketable title thereto, subject to no restrictions on the full transfer thereof, including such restrictions as might arise under the Securities Act of 1933, as amended (the "1933 Act"), other than as disclosed to the Acquiring Fund;

          (k) The execution, delivery and performance of this Agreement has been duly authorized by all necessary action on the part of the Board of Trustees of Smith Barney Investment Trust on behalf of the Acquired Fund, and subject to the approval of the Acquired Fund's shareholders, this Agreement, assuming due authorization, execution and delivery by Smith Barney Muni Funds on behalf of the Acquiring Fund, will constitute a valid and binding obligation of Smith Barney Investment Trust on behalf of the Acquired Fund, enforceable in accordance with its terms, subject as to enforcement, to bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting creditors' rights and to general equity principles;

          (l) The information to be furnished by Smith Barney Investment Trust or the Acquired Fund for use in no-action letters, applications for exemptive orders, registration statements, proxy materials and other documents which may be necessary in connection with the transactions contemplated hereby shall be accurate and complete in all material respects and shall comply in all material respects with federal securities and other laws and regulations thereunder applicable thereto; and

          (m) The proxy statement of Smith Barney Investment Trust in respect of the Acquired Fund (the "Proxy Statement") to be included in the Registration Statement referred to in paragraph 5.7 (other than information therein that relates to Smith Barney Muni Funds or the Acquiring Fund) will, on the effective date of the Registration Statement and on the Closing Date, not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which such statements were made, not misleading.

          4.2. Smith Barney Muni Funds and the Acquiring Fund represent and warrant to Smith Barney Investment Trust and the Acquired Fund as follows:

          (a) The Acquiring Fund is a portfolio of Smith Barney Muni Funds, which is a business trust duly organized and validly existing under the laws of the Commonwealth of Massachusetts;

          (b) Smith Barney Muni Funds is a registered investment company classified as a management company of the open-end type and its registration with the Commission as an investment company under the 1940 Act is in full force and effect;

          (c) The current prospectus of the Acquiring Fund and statement of additional information of Smith Barney Muni Funds conform in all material respects to the applicable requirements of the 1933 Act and the 1940 Act and the rules and regulations of the Commission thereunder and do not include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not materially misleading;

          (d) At the Closing Date, Smith Barney Muni Funds will have good and marketable title to the Acquiring Fund's assets;

          (e) Smith Barney Muni Funds is not, and the execution, delivery and performance of this Agreement on behalf of the Acquiring Fund will not result, in a material violation of its Declaration of Trust or By-Laws or of any agreement, indenture, instrument, contract, lease or other undertaking with respect to the Acquiring Fund to which Smith Barney Muni Funds or the Acquiring Fund is a party or by which it is bound;

          (f) No litigation or administrative proceeding or investigation of or before any court or governmental body is presently pending or threatened against the Acquiring Fund or Smith Barney Muni Funds with respect to the Acquiring Fund or any of the Acquiring Fund's properties or assets. Smith Barney Muni Funds and the Acquiring Fund know of no facts which might form the basis for the institution of such proceedings and neither Smith Barney Muni Funds nor the Acquiring Fund is a party to or subject to the provisions of any order, decree or judgment of any court or governmental body which materially and adversely affects the Acquiring Fund's business or Smith Barney Muni Funds' ability on behalf of the Acquiring Fund to consummate the transactions contemplated herein;

          (g) The Statements of Assets and Liabilities of the Acquiring Fund for the six fiscal years ended March 31, 1995 and for the period November 28, 1988 (commencement of operations) to March 31, 1989, have been audited by KPMG Peat Marwick LLP, independent accountants and are in accordance with generally accepted accounting principles consistently applied; and such statements (copies of which have been furnished to the Acquired Fund) fairly reflect the financial condition of the Acquiring Fund as of such dates, and there are no known contingent liabilities of the Acquiring Fund as of such dates not disclosed therein;

          (h) At the Closing Date, all federal and other tax returns and reports of the Acquiring Fund required by law then to have been filed by such date shall have been filed, and all federal and other taxes shown as due on said returns and reports shall have been paid so far as due, or provision shall have been made for the payment thereof and, to the best of the Acquiring Fund's knowledge, no such return is currently under audit and no assessment has been asserted with respect to such returns;

          (i) For the most recent fiscal year of its operation, the Acquiring Fund has met the requirements of Subchapter M of the Code for qualification and treatment as a regulated investment company and the Acquiring Fund intends to do so in the future;

          (j) At the date hereof, all issued and outstanding shares of the Acquiring Fund are, and at the Closing Date will be, duly and validly issued and outstanding, fully paid and non-assessable. The Acquiring Fund does not have outstanding any options, warrants or other rights to subscribe for or purchase any shares of the Acquiring Fund, nor is there outstanding any security convertible into shares of the Acquiring Fund;

          (k) The execution, delivery and performance of this Agreement has been duly authorized by all necessary action, if any, on the part of Smith Barney Muni Funds' Board of Trustees, and this Agreement, assuming due authorization, execution and delivery by Smith Barney Investment Trust on behalf of the Acquired Fund, constitutes a valid and binding obligation of Smith Barney Muni Funds on behalf of the Acquiring Fund, enforceable in accordance with its terms, subject as to enforcement, to bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting creditors' rights and to general equity principles;

          (l) The Acquiring Fund Shares to be issued and delivered to the Acquired Fund, for the account of the Acquired Fund Shareholders, pursuant to the terms of this Agreement, will at the Closing Date have been duly authorized and, when so issued and delivered, will be duly and validly issued Acquiring Fund Shares, and will be fully paid and non-assessable;

          (m) The information to be furnished by the Acquiring Fund for use in no-action letters, applications for exemptive orders, registration statements, proxy materials and other documents which may be necessary in connection with the transactions contemplated hereby shall be accurate and complete in all material respects and shall comply in all material respects with federal securities and other laws and regulations applicable thereto;

          (n) The Proxy Statement to be included in the Registration Statement (only insofar as it relates to Smith Barney Muni Funds and the Acquiring Fund) will, on the effective date of the Registration Statement and on the Closing Date, not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which such statements were made, not misleading; and

          (o) Smith Barney Muni Funds, on behalf of the Acquiring Fund, agrees to use all reasonable efforts to obtain the approvals and authorizations required by the 1933 Act, the 1940 Act and such of the state Blue Sky or securities laws as it may deem appropriate in order to continue the Acquiring Fund's operations after the Closing Date.

5. COVENANTS OF THE ACQUIRING FUND, SMITH BARNEY MUNI FUNDS, THE ACQUIRED FUND AND SMITH BARNEY INVESTMENT TRUST

          5.1. Smith Barney Investment Trust on behalf of the Acquired Fund and Smith Barney Muni Funds on behalf of the Acquiring Fund each will operate its business in the ordinary course between the date hereof and the Closing Date. It is understood that such ordinary course of business will include the declaration and payment of customary dividends and distributions and any other dividends and distributions deemed advisable, in each case payable either in cash or in additional shares.

          5.2. Smith Barney Investment Trust on behalf of the Acquired Fund will call a meeting of the Acquired Fund's shareholders to consider and act upon this Agreement and to take all other action necessary to obtain approval of the transactions contemplated herein.

          5.3. Smith Barney Investment Trust and the Acquired Fund covenant that the Acquiring Fund Shares to be issued hereunder are not being acquired for the purpose of making any distribution thereof other than in accordance with the terms of this Agreement.

          5.4. Smith Barney Investment Trust and the Acquired Fund will assist the Acquiring Fund in obtaining such information as the Acquiring Fund reasonably requests concerning the beneficial ownership of the Acquired Fund's shares.

          5.5. Subject to the provisions of this Agreement, Smith Barney Investment Trust on behalf of the Acquired Fund and Smith Barney Muni Funds on behalf of the Acquiring Fund, each will take, or cause to be taken, all action, and do or cause to be done, all things reasonably necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement.

          5.6. As promptly as practicable, but in any case within sixty days after the Closing Date, the Acquired Fund shall furnish the Acquiring Fund, in such form as is reasonably satisfactory to the Acquiring Fund, a statement of the earnings and profits of the Acquired Fund for federal income tax purposes which will be carried over to the Acquiring Fund as a result of Section 381 of the Code and which will be certified by the Chairman of the Board or President and the Treasurer of Smith Barney Investment Trust.

          5.7. The Acquired Fund will provide the Acquiring Fund with information reasonably necessary for the preparation of a prospectus (the "Prospectus") which will include the Proxy Statement, referred to in paragraph 4.1(m), all to be included in a Registration Statement on Form N-14 of the Acquiring Fund (the "Registration Statement"), in compliance with the 1933 Act, the Securities Exchange Act of 1934 (the "1934 Act") and the 1940 Act in connection with the meeting of the Acquired Fund's shareholders to consider approval of this Agreement and the transactions contemplated herein.

6. CONDITIONS PRECEDENT TO OBLIGATIONS OF SMITH BARNEY INVESTMENT TRUST ON BEHALF OF THE ACQUIRED FUND

          The obligations of Smith Barney Investment Trust in respect of the Acquired Fund to consummate the transactions provided for herein shall be subject, at its election, to the performance by Smith Barney Muni Funds and the Acquiring Fund of all of the obligations to be performed by them hereunder on or before the Closing Date and, in addition thereto, the following further conditions:

          6.1. All representations and warranties of Smith Barney Muni Funds and the Acquiring Fund contained in this Agreement shall be true and correct in all material respects as of the date hereof and, except as they may be affected by the transactions contemplated by this Agreement, as of the Closing Date with the same force and effect as if made on and as of the Closing Date;

          6.2. Smith Barney Muni Funds on behalf of the Acquiring Fund shall have delivered to Smith Barney Investment Trust on behalf of the Acquired Fund a certificate executed in its name by its Chairman of the Board, President or Vice President and its Treasurer or Assistant Treasurer, in a form reasonably satisfactory to the Acquired Fund and dated as of the Closing Date, to the effect that the representations and warranties of Smith Barney Muni Funds and the Acquiring Fund made in this Agreement are true and correct in all material respects at and as of the Closing Date, except as they may be affected by the transactions contemplated by this Agreement; and

          6.3. Smith Barney Investment Trust on behalf of the Acquired Fund shall have received on the Closing Date a favorable opinion from Sullivan & Cromwell, counsel to the Acquiring Fund, dated as of the Closing Date, in a form reasonably satisfactory to Christina T. Sydor, Esq., Secretary of the Acquired Fund, covering the following points:

     That (a) the Acquiring Fund is a series of Smith Barney Muni Funds, a voluntary association of the type commonly referred to as a Massachusetts business trust, duly organized and validly existing pursuant to its Declaration of Trust under the laws of the Commonwealth of Massachusetts;
     (b) Smith Barney Muni Funds is an open-end management investment company registered under the 1940 Act; (c) this Agreement, the Reorganization provided for hereunder and the execution of this Agreement have been duly authorized and approved by all requisite action of Smith Barney Muni Funds, and this Agreement has been duly executed and delivered by Smith Barney Muni Funds and, assuming due authorization by Smith Barney Investment Trust on behalf of the Acquired Fund, is a valid and binding obligation of Smith Barney Muni Funds with respect to the Acquiring Fund, enforceable in accordance with its terms against the assets of the Acquiring Fund, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles; and (d) the Acquiring Fund Shares to be issued to the Acquired Fund for distribution to its shareholders pursuant to this Agreement have been duly authorized and, when issued in accordance with this Agreement, will be validly issued and fully paid and non-assessable by Smith Barney Muni Funds.

        Such opinion may state that it is solely for the benefit of the Acquired Fund, Smith Barney Investment Trust, its Trustees and its officers. Such counsel may rely, as to matters governed by the laws of the Commonwealth of Massachusetts, on an opinion of Massachusetts counsel.

7. CONDITIONS PRECEDENT TO OBLIGATIONS OF SMITH BARNEY MUNI FUNDS IN RESPECT OF THE ACQUIRING FUND

          The obligations of Smith Barney Muni Funds on behalf of the Acquiring Fund to complete the transactions provided for herein shall be subject, at its election, to the performance by Smith Barney Investment Trust and the Acquired Fund of all the obligations to be performed by them hereunder on or before the Closing Date and, in addition thereto, the following conditions:

          7.1. All representations and warranties of Smith Barney Investment Trust and the Acquired Fund contained in this Agreement shall be true and correct in all material respects as of the date hereof and, except as they may be affected by the transactions contemplated by this Agreement, as of the Closing Date with the same force and effect as if made on and as of the Closing Date;

          7.2. Smith Barney Investment Trust on behalf of the Acquired Fund shall have delivered to Smith Barney Muni Funds on behalf of the Acquiring Fund a statement of the Acquired Fund's assets and liabilities, together with a list of the Acquired Fund's portfolio securities showing the tax basis of such securities by lot and the holding periods of such securities, as of the Closing Date, certified by the Treasurer or Assistant Treasurer of Smith Barney Investment Trust;

          7.3. Smith Barney Investment Trust on behalf of the Acquired Fund shall have delivered to Smith Barney Muni Funds on behalf of the Acquiring Fund on the Closing Date a certificate executed in its name by its Chairman of the Board, President or Vice President and its Treasurer or Assistant Treasurer, in form and substance satisfactory to the Acquiring Fund and dated as of the Closing Date, to the effect that the representations and warranties of Smith Barney Investment Trust and the Acquired Fund made in this Agreement are true and correct in all material respects at and as of the Closing Date, except as they may be affected by the transactions contemplated by this Agreement; and

          7.4. Smith Barney Investment Trust on behalf of the Acquiring Fund shall have received on the Closing Date a favorable opinion of Willkie Farr & Gallagher, counsel to the Acquired Fund, in a form satisfactory to Christina
T. Sydor, Esq., Secretary of the Acquiring Fund, covering the following points:

     That (a) the Acquired Fund is a series of Smith Barney Investment Trust, a voluntary association of the type commonly referred to as a Massachusetts business trust duly organized and validly existing pursuant to its Master Trust Agreement under the laws of the Commonwealth of Massachusetts; (b) Smith Barney Investment Trust is an open-end management investment company registered under the 1940 Act; and (c) this Agreement, the Reorganization provided for hereunder and the execution of this Agreement have been duly authorized and approved by all requisite action of Smith Barney Investment Trust on behalf of the Acquired Fund, and this Agreement has been duly executed and delivered by Smith Barney Investment Trust on behalf of the Acquired Fund and, assuming due authorization, execution and delivery by Smith Barney Muni Funds on behalf of the Acquiring Fund, is a valid and binding obligation of Smith Barney Investment Trust on behalf of the Acquired Fund, enforceable in accordance with its terms against the assets of the Acquired Fund, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles.

          Such opinion may state that it is solely for the benefit of the Acquiring Fund, Smith Barney Muni Funds, its Trustees and its officers. Such counsel may rely, as to matters governed by the laws of the Commonwealth of Massachusetts, on an opinion of Massachusetts counsel.

8. FURTHER CONDITIONS PRECEDENT TO OBLIGATIONS OF SMITH BARNEY INCOME TRUST, THE ACQUIRED FUND, SMITH BARNEY MUNI FUNDS AND THE ACQUIRING FUND

          If any of the conditions set forth below do not exist on or before the Closing Date with respect to Smith Barney Muni Funds on behalf of the Acquiring Fund or Smith Barney Investment Trust on behalf of the Acquired Fund, the other party to this Agreement shall, at its option, not be required to consummate the transactions contemplated by this Agreement:

          8.1. This Agreement and the transactions contemplated herein shall have been approved by the requisite vote of the holders of the outstanding shares of the Acquired Fund in accordance with the provisions of Smith Barney Investment Trust's Master Trust Agreement and By-Laws and certified copies of the votes evidencing such approval shall have been delivered to the Acquiring Fund. Notwithstanding anything herein to the contrary, neither Smith Barney Investment Trust on behalf of the Acquired Fund nor Smith Barney Muni Funds on behalf of the Acquiring Fund may waive the conditions set forth in this paragraph 8.1;

          8.2. On the Closing Date, no action, suit or other proceeding shall be pending before any court or governmental agency in which it is sought to restrain or prohibit, or obtain damages or other relief in connection with, this Agreement or the transactions contemplated herein;

          8.3. All consents of other parties and all other consents, orders and permits of federal, state and local regulatory authorities (including those of the Commission and of state Blue Sky and securities authorities, including "no-action" positions of and exemptive orders from such federal and state authorities) deemed necessary by the Acquiring Fund or the Acquired Fund to permit consummation, in all material respects, of the transactions contemplated hereby shall have been obtained, except where failure to obtain any such consent, order or permit would not involve a risk of a material adverse effect on the assets or properties of the Acquiring Fund or the Acquired Fund, provided that either party hereto may for itself waive any of such conditions;

          8.4. The Registration Statement shall have become effective under the 1933 Act and no stop orders suspending the effectiveness thereof shall have been issued and, to the best knowledge of the parties hereto, no investigation or proceeding for that purpose shall have been instituted or be pending, threatened or contemplated under the 1933 Act;

          8.5. Smith Barney Investment Trust shall have declared and paid a dividend or dividends on the outstanding shares of the Acquired Fund which, together with all previous such dividends, shall have the effect of distributing to shareholders of the Acquired

Fund all of the investment company taxable income of the Acquired Fund for all taxable years ending on or prior to the Closing Date. The dividend declared and paid by Smith Barney Investment Trust in respect of the Acquired Fund shall also include all of such fund's net capital gain realized in all taxable years ending on or prior to the Closing Date (after reduction for any capital loss carryforward);

          8.6. The parties shall have received a favorable opinion of Willkie Farr & Gallagher, addressed to Smith Barney Investment Trust in respect of the Acquired Fund and Smith Barney Muni Funds in respect of the Acquiring Fund and satisfactory to Christina T. Sydor, Esq., as Secretary of each of the Funds, substantially to the effect that for federal income tax purposes:

     (a) the transfer of all or substantially all of the Acquired Fund's assets in exchange for Acquiring Fund Shares and the assumption by Smith Barney Muni Funds on behalf of the Acquiring Fund of scheduled liabilities of the Acquired Fund will constitute a "reorganization" within the meaning of Section 368(a)(1)(C) of the Code, and the Acquiring Fund and the Acquired Fund are each a "party to a reorganization" within the meaning of Section 368(b) of the Code; (b) no gain or loss will be recognized by the Acquiring Fund upon the receipt of the assets of the Acquired Fund in exchange for the Acquiring Fund Shares and the assumption by Smith Barney Muni Funds on behalf of the Acquiring Fund of scheduled liabilities of the Acquired Fund; (c) no gain or loss will be recognized by the Acquired Fund upon the transfer of the Acquired Fund's assets to the Acquiring Fund in exchange for Acquiring Fund Shares and the assumption by Smith Barney Muni Funds on behalf of the Acquiring Fund of scheduled liabilities of the Acquired Fund or upon the distribution (whether actual or constructive) of Acquiring Fund Shares to Acquired Fund's shareholders; (d) no gain or loss will be recognized by shareholders of the Acquired Fund upon the exchange of their Acquired Fund shares for the Acquiring Fund Shares; (e) the aggregate tax basis for Acquiring Fund Shares received by each of the Acquired Fund's shareholders pursuant to the Reorganization will be the same as the aggregate tax basis of the Acquired Fund shares surrendered therefor, and the holding period of Acquiring Fund Shares to be received by each Acquired Fund shareholder will include the period during which the Acquired Fund shares exchanged therefor were held by such shareholder (provided that the Acquired Fund shares were held as capital assets on the date of the Reorganization); and (f) the tax basis to the Acquiring Fund of the Acquired Fund's assets acquired by the Acquiring Fund will be the same as the tax basis of such assets to the Acquired Fund immediately prior to the Reorganization, and the holding period of the assets of the Acquired Fund in the hands of the Acquiring Fund will include the period during which those assets were held by the Acquired Fund.

          Notwithstanding anything herein to the contrary, neither Smith Barney Investment Trust on behalf of the Acquired Fund nor Smith Barney Muni Funds on behalf of the Acquiring Fund may waive the conditions set forth in this paragraph 8.6.

9.   BROKERAGE FEES AND EXPENSES

          9.1. Smith Barney Investment Trust on behalf of the Acquired Fund represents and warrants to Smith Barney Muni Funds on behalf of the Acquiring Fund, and Smith Barney Muni Funds on behalf of the Acquiring Fund represents and warrants to Smith Barney Investment Trust on behalf of the Acquired Fund, that there are no brokers or finders entitled to receive any payments in connection with the transactions provided for herein.

          9.2. (a) Except as may be otherwise provided herein, Smith Barney Inc., the distributor of the Acquiring Fund and the Acquired Fund, shall each be liable for the expenses incurred in connection with entering into and carrying out the provisions of this Agreement, including the expenses of: (i) counsel and independent accountants associated with the Reorganization; (ii) printing and mailing the Prospectus/Proxy Statement and soliciting proxies in connection with the meeting of shareholders of the Acquired Fund referred to in paragraph 5.2 hereof; (iii) any special pricing fees associated with the valuation of the Acquired Fund's or the Acquiring Fund's portfolio on the Closing Date; (iv) expenses associated with preparing this Agreement and preparing and filing the Registration Statement under the 1933 Act covering the Acquiring Fund Shares to be issued in the Reorganization; and (v) registration or qualification fees and expenses of preparing and filing such forms, if any, necessary under applicable state securities laws to qualify the Acquiring Fund Shares to be issued in connection with the Reorganization. The Acquired Fund shall be liable for: (x) all fees and expenses related to the liquidation and termination of the Acquired Fund; and (y) fees and expenses of the Acquired Fund's custodian and transfer agent incurred in connection with the Reorganization. The Acquiring Fund shall be liable for any fees and expenses of the Acquiring Fund's custodian and transfer agent incurred in connection with the Reorganization.

          (b) Consistent with the provisions of paragraph 1.3, the Acquired Fund, prior to the Closing, shall pay for or include in the unaudited Statement of Assets and Liabilities prepared pursuant to paragraph 1.3 all of its known and reasonably estimated expenses associated with the transactions contemplated by this Agreement.

10.  ENTIRE AGREEMENT; SURVIVAL OF WARRANTIES

          10.1. The parties hereto agree that no party has made any representation, warranty or covenant not set forth herein and that this Agreement constitutes the entire agreement between the parties.

          10.2. The representations, warranties and covenants contained in this Agreement or in any document delivered pursuant hereto or in connection herewith shall survive the consummation of the transactions contemplated hereunder.

11.  TERMINATION

          11.1. This Agreement may be terminated at any time prior to the Closing Date by: (i) the mutual agreement of Smith Barney Muni Funds on behalf of the Acquiring Fund and Smith Barney Investment Trust on behalf of the Acquired Fund; (ii) Smith Barney Muni Funds on behalf of the Acquiring Fund in the event that Smith Barney Investment Trust or the Acquired Fund shall, or Smith Barney Investment Trust on behalf of the Acquired Fund in the event that Smith Barney Muni Funds or the Acquiring Fund shall, materially breach any representation, warranty or agreement contained herein to be performed at or prior to the Closing Date; or (iii) Smith Barney Muni Funds on behalf of the Acquiring Fund or Smith Barney Investment Trust on behalf of the Acquired Fund, if a condition herein expressed to be precedent to the obligations of the terminating party has not been met and it reasonably appears that it will not or cannot be met.

          11.2. In the event of any such termination, there shall be no liability for damages on the part of either Smith Barney Muni Funds on behalf of the Acquiring Fund or Smith Barney Investment Trust on behalf of the Acquired Fund or their respective Trustees or officers to the other party, but each shall bear the expenses incurred by it incidental to the preparation and carrying out of this Agreement as provided in paragraph 9.

12.  AMENDMENTS; WAIVERS

          12.1. This Agreement may be amended, modified or supplemented in such manner as may be mutually agreed upon in writing by the authorized officers of Smith Barney Muni Funds and Smith Barney Investment Trust; provided, however, that following the meeting of the Acquired Fund Shareholders called by Smith Barney Investment Trust on behalf of the Acquired Fund pursuant to paragraph 5.2 of this Agreement, no such amendment may have the effect of changing the provisions for determining the number of Acquiring Fund Shares to be issued to the Acquired Fund Shareholders under this Agreement to the detriment of such shareholders without their further approval.

          12.2. At any time prior to the Closing Date either party hereto may by written instrument signed by it (i) waive any inaccuracies in the representations and warranties made to it contained herein and (ii) waive compliance with any of the covenants or conditions made for its benefit contained herein.

13.  NOTICES

          Any notice, report, statement or demand required or permitted by any provisions of this Agreement shall be in writing and shall be given by hand delivery, prepaid telegraph, telecopy or certified mail addressed to Smith Barney Muni Funds, 388 Greenwich Street, 22nd Floor, New York, New York 10013,
Attention: Heath B. McLendon; or to Smith Barney Limited Maturity Municipals Fund, 388 Greenwich Street, 22nd Floor, New York, New York 10013, Attention:
Jessica Bibliowicz.

14.  HEADINGS; COUNTERPARTS; GOVERNING LAW; ASSIGNMENT; LIMITATION OF
     LIABILITY

          14.1. The article and paragraph headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

          14.2. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

          14.3. This Agreement shall be governed by and construed in accordance with the laws of the State of New York.

          14.4. This Agreement shall bind and inure to the benefit of the parties hereto and their respective successors and assigns, but no assignment or transfer hereof or of any rights or obligations hereunder shall be made by any party without the written consent of the other party. Nothing herein expressed or implied is intended or shall be construed to confer upon or give any person, firm, corporation or other entity, other than the parties hereto and their respective successors and assigns, any rights or remedies under or by reason of this Agreement.

          14.5. It is expressly agreed that the obligations of Smith Barney Investment Trust in respect of the Acquired Fund, and Smith Barney Muni Funds in respect of the Acquiring Fund, shall not be binding upon any of their respective Trustees, shareholders, nominees, officers, agents or employees personally, but bind only the trust property of the Acquired Fund or the Acquiring Fund, as the case may be, as provided in the trust instruments of Smith Barney Investment Trust and Smith Barney Muni Funds. The execution and delivery of this Agreement have been authorized by the Trustees of each of Smith Barney Investment Trust and of Smith Barney Muni Funds and this Agreement has been executed by authorized officers of each of Smith Barney Investment Trust and Smith Barney Muni Funds, acting as such, and neither such authorization by such Trustees nor such execution and delivery by such officers shall be deemed to have been made by any of them individually or to impose any liability on any of them personally, but shall bind only the trust property of the Acquired Fund or the Acquiring Fund, as the case may be, as provided in Smith Barney Investment Trust's Master Trust Agreement and Smith Barney Muni Funds' Declaration of Trust, respectively.

          IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed by its Chairman of the Board, President or Vice President and attested by its Secretary or Assistant Secretary.


Attest:                     SMITH BARNEY MUNI FUNDS
                            on behalf of LIMITED TERM PORTFOLIO




                                         By:
Name:  Christina T. Sydor                Name:  Heath B. McLendon
Title: Secretary                         Title: Chairman of the Board



Attest:                     SMITH BARNEY INVESTMENT TRUST
                            on behalf of SMITH BARNEY LIMITED MATURITY
                            MUNICIPALS FUND




                                         By:
Name:  Christina T. Sydor                Name:  Jessica Bibliowicz
Title: Secretary                         Title: President

                                  PROSPECTUS
                                      OF
               SMITH BARNEY MUNI FUNDS -- LIMITED TERM PORTFOLIO
                              DATED JULY 31, 1995
                  AS SUPPLEMENTED BY A PROSPECTUS SUPPLEMENT
                             DATED December 15, 1995

                            SMITH BARNEY MUNI FUNDS

                    Supplement dated December 15,1995 to
                      Prospectuses dated July 31, 1995



With respect to the Florida Portfolio, the Limited Term Portfolio and the New York Portfolio only:

        At a Meeting of Shareholders of the Florida Portfolio, the Limited Term Portfolio and the New York Portfolio (each a "Portfolio") held on
December 15, 1995, the shareholders of each Portfolio approved a new management agreement that will increase the effective management fee paid by Smith Barney Muni Funds on behalf of each Portfolio from 0.45% to 0.50% of each Portfolio's average daily net assets. Each new management agreement also provides that the Portfolio's investment manager shall voluntarily reduce its fee to the extent that in any fiscal year the aggregate expenses of a Portfolio, exclusive of taxes, brokerage, interest, and extraordinary expenses, such as litigation and indemnification expenses, exceed 0.70% of such Portfolio's average daily net assets. (Certain Class specific expenses, such as 12b-1 fees, will also continue to be excluded when determining whether the expense limitation applies.) Previously, the expense limitation was 0.65%. The change in the rate of the expense limitation corresponds to the change in the rate of the management fee. The increased management fee and expense limitation will become effective on December 18, 1995.


With respect to the Limited Term Portfolio only:

The Trustees of Smith Barney Muni Funds (the "Fund") have approved certain changes to the investment policies of the Fund's Limited Term Portfolio ("Portfolio"). Currently, the Portfolio invests at least 80% of its assets in obligations with remaining maturities of less than ten years. The dollar-weighted average maturity of the entire portfolio normally does not exceed six years.

Effective on or about February 5, 1996, the Portfolio will normally invest in securities with remaining maturities no greater than twenty years. The dollar-weighted average maturity of the Portfolio will normally be not less than three nor more than ten years.

The Trustees have determined that this change will allow the Portfolio greater flexibility to respond to changing market conditions in the intermediate-term tax-exempt bond market.

PROSPECTUS


SMITH BARNEY

MUNI FUNDS



Limited

Term

Portfolio


JULY 31, 1995





Prospectus begins on page one


[Logo] Smith Barney Mutual Funds
       Investing for your future.
       Every day.

Smith  Barney  Muni  Funds  -  Limited   Term
Portfolio


================================================================================
 Prospectus                                                        JULY 31, 1995
================================================================================

     388 Greenwich Street
     New York, New York 10013
     (212) 723-9218

       The   Limited   Term  Portfolio   (the "Portfolio") is one of thirteen
investment portfolios  that  currently  comprise   Smith Barney Muni Funds
(the "Fund"). The Portfolio seeks to pay its shareholders as high a level of monthly income exempt from Federal income taxes as is consistent with prudent investing. At least 80% of the Portfolio's assets will be invested in obligations with remaining maturities of less than ten years and the dollar-weighted average maturity of the entire portfolio will normally not exceed six years. The Portfolio may invest without limit in municipal
obligations whose interest is a tax preference for   purposes  of  the
Federal  alternative minimum tax.

      This  Prospectus sets  forth  concisely certain information about the
Fund and the   Portfolio,  including  sales   charges, distribution and
service fees and expenses, that prospective investors will find helpful in making an investment decision. Investors are encouraged to read this Prospectus carefully and retain it for future reference.


       Additional   information   about   the Portfolio is contained in a
Statement of Additional Information dated July 31, 1995, as amended or supplemented from time to time, that is available upon request and without charge by calling or writing the Fund at the telephone number or address set
forth above or by contacting a Smith   Barney   Financial  Consultant.   The
Statement of Additional Information has been  filed with the Securities and
Exchange Commission (the "SEC") and is incorporated   by   reference    into
this Prospectus in its entirety.


SMITH BARNEY INC.
Distributor


SMITH BARNEY MUTUAL FUNDS MANAGEMENT INC.
Investment Manager


THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
SECURITIES AND   EXCHANGE   COMMISSION  OR   ANY   STATE SECURITIES COMMISSION
PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Smith  Barney  Muni  Funds  -  Limited Term Portfolio


================================================================================
Table of Contents
================================================================================


 Prospectus Summary                                                           3
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 Financial Highlights                                                         9
--------------------------------------------------------------------------------
 Investment Objective and Management Policies                                11
--------------------------------------------------------------------------------
 Valuation of Shares                                                         15
--------------------------------------------------------------------------------
 Dividends, Distributions and Taxes                                          15
--------------------------------------------------------------------------------
 Purchase of Shares                                                          18
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 Exchange Privilege                                                          24
--------------------------------------------------------------------------------
 Redemption of Shares                                                        27
--------------------------------------------------------------------------------
Minimum  Account Size                                                        29
--------------------------------------------------------------------------------
Performance                                                                  29
--------------------------------------------------------------------------------
Management of the Fund                                                       30
--------------------------------------------------------------------------------
Distributor                                                                  32
--------------------------------------------------------------------------------
Additional Information                                                       32
--------------------------------------------------------------------------------



================================================================================
      No  person has been authorized to  give any information or to make any
representations  in  connection   with   this offering other than those
contained in this  Prospectus and, if given or made,  such other information and representations must not be  relied  upon  as having been authorized by the Fund or the  Distributor.  This Prospectus  does  not constitute an offer by the Fund or the Distributor to sell or a solicitation of an offer to buy any of the securities offered hereby in any jurisdiction to any person to
whom it is unlawful to make such    offer   or   solicitation   in   such
jurisdiction.

Smith  Barney  Muni  Funds  -  Limited   Term Portfolio

================================================================================
Prospectus Summary
================================================================================

      The following summary is qualified in its entirety by detailed information appearing elsewhere in this Prospectus and in the Statement of Additional Information. Cross references in this summary are to headings in the Prospectus. See "Table of Contents."

     INVESTMENT OBJECTIVE The Portfolio seeks to pay its shareholders as high a level of monthly income exempt from Federal income taxes as is consistent
with prudent  investing.  At  least  80%  of   the Portfolio's assets will be
invested in obligations with remaining maturities of less than ten years and
the dollar-weighted  average  maturity   of   the entire portfolio will
normally not exceed  six  years. The Portfolio may  invest without limit in
municipal obligations   whose   interest   is   a   tax preference for
purposes of the Federal alternative   minimum  tax.  See  "Investment
Objective and Management Policies."

      ALTERNATIVE PURCHASE ARRANGEMENTS The Portfolio offers three classes of shares ("Classes") to investors designed to provide them with the flexibility of selecting an investment best suited to their needs. The general public is offered two Classes of shares: Class A shares and Class C shares, which differ principally in terms of sales charges and rate of expenses to which they are subject. A third Class of shares, Class Y shares, is offered only to investors meeting an initial investment minimum of $5,000,000. See "Purchase of Shares" and "Redemption of Shares."

      Class A Shares. Class A shares are sold at net asset value plus an initial sales charge of 2.00% and are subject to an annual service fee of 0.15% of the average daily net assets of the Class. The initial sales charge may be waived for certain purchases. Purchases of Class A shares, which when combined with current holdings of Class A shares offered with a sales charge equal or exceed $500,000 in the aggregate, will be made at net asset value with no initial sales charge, but will be subject to a contingent deferred sales charge ("CDSC") of 1.00% on redemptions made within 12 months of purchase. See "Prospectus Summary -- No Initial Sales Charge."


      Class C Shares. Class C shares are sold at net asset value with no initial sales charge. They are subject to an annual service fee of 0.15% and an annual distribution fee of 0.20% of the average daily net assets of the Class, and investors pay a CDSC of 1.00% if they redeem Class C shares within 12 months of purchase. The CDSC may be waived for certain redemptions. The Class C shares' distribution fee may cause that Class to have higher expenses and pay lower dividends than Class A shares. Purchases of Portfolio shares, which when combined with current holdings of Class C shares of the Portfolio equal or exceed $500,000 in the aggregate, should be made in Class A shares at net asset value with no sales charge, and will be subject to
a CDSC of 1.00% on redemptions   made  within   12   months   of purchase.

Smith  Barney  Muni  Funds  -  Limited   Term Portfolio

================================================================================
 Prospectus Summary (continued)
================================================================================

      Class Y Shares. Class Y shares are available only to investors meeting an initial investment minimum of $5,000,000. Class Y shares are sold at net asset value with no initial sales charge or CDSC. They are not subject to any service or distribution fees.

      In deciding which Class of Portfolio shares to purchase, investors should consider the following factors, as well as any other relevant facts and circumstances:

     Intended Holding Period. The decision as to which Class of shares is more beneficial to an investor depends on the amount and intended length of his or her investment. Shareholders who are planning to establish a program of regular investment may wish to consider Class A shares; as the investment accumulates shareholders may qualify for purchase of shares without an initial sales charge and the shares are subject to lower ongoing expenses over the term of the investment. As an alternative, Class C shares are sold without any initial sales charge so the entire purchase price is immediately invested in the Portfolio. Any investment return on these additional invested amounts may partially or wholly offset the higher annual expenses of this Class. Because the Portfolio's future return cannot be predicted, however, there can be no assurance that this would be the case. Finally, investors should consider the effect of the CDSC period in the context of their own investment time frame.

       Investors   investing  a  minimum   of $5,000,000 must purchase Class Y
shares, which  are  not  subject to an initial  sales charge, CDSC or service
or distribution   fees.  The  maximum   purchase amount for Class A shares is
$4,999,999 and Class C shares is $499,999. There is no maximum purchase amount for Class Y shares.

      No Initial Sales Charge. The initial sales charge on Class A shares may be waived for certain eligible purchasers, and the entire purchase price would be immediately invested in the Portfolio. In addition, Class A share purchases, which when combined with current holdings of Class A shares
offered with a sales charge  equal  or  exceed  $500,000  in   the aggregate,
will be made at net asset value with no initial sales charge, but  will be
subject to a CDSC of 1.00% on redemptions   made  within   12   months   of
purchase. The $500,000 aggregate investment may be met by adding the purchase to the net asset value of all Class A shares offered with a sales charge held in funds sponsored by Smith Barney Inc. ("Smith Barney") listed under "Exchange Privilege." See "Purchase of Shares." Because the ongoing expenses of Class A shares will be lower than those for Class C shares, purchasers eligible to purchase Class A shares at net asset value should consider doing so.

      Smith Barney Financial Consultants may receive different compensation for selling each Class of shares. Investors should understand that the purpose of the CDSC on the Class C shares is the same as that of the initial sales charge on the Class A shares.

Smith  Barney  Muni  Funds  -  Limited   Term Portfolio

================================================================================
Prospectus Summary (continued)
================================================================================

     See "Purchase of Shares" and "Management of the Fund" for a complete description of the sales charges and service and distribution fees for each Class of shares and "Valuation of Shares," "Dividends, Distributions and
Taxes" and    "Exchange   Privilege"    for    other differences between the
Classes of shares.

       PURCHASE  OF  SHARES  Shares  may   be purchased through the
Portfolio's distributor, Smith Barney, a broker that clears securities transactions through Smith Barney on a fully disclosed basis (an "Introducing Broker") or an investment dealer in the selling group. See "Purchase of Shares."


     INVESTMENT MINIMUMS Investors in Class A and Class C shares may open an account by making an initial investment of at least $1,000 for each account. Investors in Class Y shares may open an account for an initial
investment of $5,000,000.  Subsequent  investments  of   at least $50 may be
made for all Classes. The minimum initial investment requirement for Class A and Class C shares and the subsequent investment requirement for all Classes through the Systematic Investment Plan described below is $50. It is not recommended that the Portfolio be used as a vehicle for Keogh, IRA or other qualified retirement plans. There is no minimum investment requirement in Class A for unitholders who invest distributions from a unit investment trust ("UIT") sponsored by Smith Barney. See "Purchase of Shares."

     SYSTEMATIC INVESTMENT PLAN The Portfolio offers shareholders a Systematic
Investment   Plan  under   which   they   may authorize the automatic
placement of a purchase order each month or quarter for Portfolio shares in an amount of at least $50. See "Purchase of Shares."


      REDEMPTION OF SHARES Shares may be redeemed on each day the New York Stock Exchange, Inc. ("NYSE") is open for business. See "Purchase of Shares" and "Redemption of Shares."


     MANAGEMENT OF THE PORTFOLIO Smith Barney Mutual Funds Management Inc. ("SBMFM" or the "Manager") serves as the Portfolio's investment manager. SBMFM provides investment advisory and management services to investment companies affiliated with Smith Barney. SBMFM is a wholly owned subsidiary of Smith Barney Holdings Inc. ("Holdings"). Holdings is a
wholly owned subsidiary of Travelers Group   Inc.   ("Travelers"),  a
diversified financial services holding company engaged,     through    its
subsidiaries, principally in four business segments:  Investment    Services,
Consumer    Finance Services, Life Insurance Services and Property & Casualty
Insurance Services. As of March 31, 1995, SBMFM had aggregate assets under management in excess of $54 billion. See "Management of the Fund."
5

Smith  Barney  Muni  Funds  -  Limited   Term Portfolio

================================================================================
Prospectus Summary (continued)
================================================================================

     EXCHANGE PRIVILEGE Shares of a Class may be exchanged for shares of the same Class of certain other funds of the Smith Barney Mutual Funds at the respective net asset values next determined, plus any applicable sales charge differential. See "Exchange Privilege."

      VALUATION OF SHARES Net asset value of the Portfolio for the prior day generally is quoted daily in the financial section of most newspapers and is also available from a Smith Barney Financial Consultant. See "Valuation of Shares."

      DIVIDENDS  AND DISTRIBUTIONS  Dividends from net investment income are
paid monthly.   Distributions  of   net   realized capital gains, if any, are
paid annually.  See "Dividends, Distributions and Taxes."

      REINVESTMENT OF DIVIDENDS Dividends and distributions paid on shares of
any Class   will   be  reinvested  automatically, unless otherwise specified
by an investor, in additional shares of the same Class at current net asset value. Shares acquired by dividend and distribution reinvestments will not be subject to any sales charge or CDSC. See "Dividends, Distributions and Taxes."

      RISK FACTORS AND SPECIAL CONSIDERATIONS There can be no assurance that the Portfolio's investment objective will be achieved. The value of the Portfolio's investments, and thus the net asset value of the Portfolio's shares, will fluctuate in response to changes in market and economic conditions, as well as the financial condition and prospects of issuers of municipal obligations purchased by the Portfolio. See "Investment Objective and Management Policies."

Smith  Barney  Muni  Funds  -  Limited   Term Portfolio

================================================================================
Prospectus Summary (continued)
================================================================================


      THE  PORTFOLIO'S EXPENSES The following expense table lists the costs
and expenses   an  investor  will  incur   either directly or indirectly as a
shareholder of  the Portfolio, based on the maximum sales charge or maximum
CDSC that may be incurred   at   the  time  of   purchase   or redemption and,
unless otherwise noted, the Portfolio's operating expenses for its most recent fiscal year:


                                                           Class A      Class C       Class Y
-----------------------------------------------------------------------------------------------
Shareholder Transaction Expenses
   Maximum sales charge imposed on purchases
     (as  a  percentage of  offering  price)                 2.00%         None         None
   Maximum CDSC (as a percentage of original
     cost or redemption proceeds,whichever is lower)         None*         1.00%        None

Annual Portfolio Operating Expenses**
(as a percentage of average net assets)
    Management fees                                           0.45%         0.45%        0.45%
    12b-1 fees***                                             0.15%         0.35%         --
    Other expenses                                            0.12%         0.09%        0.11%
                                                              ----          ----         ----
Total Portfolio Operating Expenses                            0.72%         0.89%        0.56%
                                                              ====          ====         ====
----------------------------------------------------------------------------------------------


   *     Purchases  of Class A shares,  which when combined with current holdings of Class  A shares offered with a  sales charge equal or exceed $500,000 in the aggregate, will be made at net  asset value with no sales charge, but will be  subject  to a
   CDSC of  1.00%  on redemptions made within 12 months.


  **   "Management Fees" and "Other Expenses" for  Class  A  shares  are  based  on  actual amounts  for the fiscal year ended
  March  31, 1995.   12b-1  fees  have  been  restated  to reflect  the anticipated level of 12b-1  fees for   the  current  fiscal
  period.    "Other Expenses"   for  Class  Y  shares  have  been estimated  because  no Class  Y  shares  were outstanding  for the period ended  March  31, 1995.

  ***   Upon  conversion of Class B  shares  to Class A shares, such shares will no longer  be  subject to a distribution fee.
  Class C shares do not have a conversion feature and, therefore, are subject to an ongoing distribution fee.   As   a   result,
  long-term shareholders of Class C shares may pay more than  the economic equivalent of  the maximum front-end sales charge permitted by the National Association of Securities Dealers, Inc.



      The sales charge and CDSC set forth in the above table are the maximum charges imposed on purchases or redemptions of Portfolio shares and
investors may   actually  pay  lower  or  no   charges, depending on the
amount purchased and, in the case of Class C shares and certain Class A shares, the length of time the shares are held. See "Purchase of Shares" and "Redemption of Shares." Smith Barney receives an annual 12b-1 service fee of 0.15% of the value of average daily net assets of Class A shares. Smith Barney also receives with respect to Class C shares an annual 12b-1 fee of 0.35% of the value of average daily net assets of that Class, consisting of a 0.20% distribution fee and a 0.15% service fee. "Other expenses" in the above table include fees for shareholder services, custodial fees, legal and accounting fees, printing costs and registration fees.

Smith  Barney  Muni  Funds  -  Limited   Term Portfolio

================================================================================
Prospectus Summary (continued)
================================================================================

     EXAMPLE

      The following example is intended to assist an investor in understanding the various costs that an investor in the Portfolio will bear directly or indirectly. The example assumes payment by the Portfolio of operating expenses at the levels set forth in the table above. See "Purchase of Shares," "Redemption of Shares" and "Management of the Fund."

                                                         1 Year   3 Years  5 Years  10 Years
----------------------------------------------------------------------------------------------
An investor would pay the following expenses on
a $1,000 investment, assuming (1) 5.00% annual return and
  (2) redemption at the end of each time period:
       Class A...............................             $27      $43      $59     $108
       Class C...............................              19       28       49      110
       Class Y...............................               6       18       31       70

An investor would pay the following expenses on the same
 investment, assuming the same annual return and no redemption:
       Class A...............................             $27      $43      $59     $108
       Class C...............................               9       28     49    110
       Class Y...............................               6       18       31       70
--------------------------------------------------------------------------------

      The example also provides a means for the investor to compare expense levels of funds with different fee structures over varying investment periods. To facilitate such comparison, all funds are required to utilize a 5.00% annual return assumption. However, the Portfolio's actual return will vary and may be greater or less than 5.00%. This example should not be considered a representation of past or future expenses and actual expenses may be greater or less than those shown.

Smith  Barney  Muni  Funds  -  Limited   Term Portfolio

================================================================================
Financial Highlights
================================================================================


      The following schedule of the Limited Term Portfolio of Smith Barney Muni Funds has been audited in conjunction with the annual audits of the financial statements of Smith Barney Muni Funds by KPMG Peat Marwick LLP, independent auditors. The 1995 financial statements and the independent auditors' report thereon appear in the March 31, 1995 Annual Report to Shareholders. No information is presented for Class Y Shares, because no Class Y Shares were outstanding for the periods shown.


For a Portfolio share outstanding throughout each period:



Period Ended March 31,
------------------------------------------------------------------------------------------------------------------------------------
Class A Shares:                               1995          1994         1993          1992          1991        1990        1989(a)
------------------------------------------------------------------------------------------------------------------------------------

Net Asset Value, Beginning of Period          $6.55         $6.68        $6.45        $6.38         $6.28       $6.20       $6.25
------------------------------------------------------------------------------------------------------------------------------------
Net investment income                          0.36          0.37         0.39         0.42          0.43        0.44        0.13
------------------------------------------------------------------------------------------------------------------------------------
Net realized and unrealized gain
(or loss) on investments                        --          (0.13)        0.23          0.07         0.07        0.10       (0.05)
------------------------------------------------------------------------------------------------------------------------------------
Total from  Investment Operations              0.36          0.24         0.62          0.49         0.50        0.54        0.08
------------------------------------------------------------------------------------------------------------------------------------
Less Dividends from Net Investment Income     (0.37)        (0.37)       (0.39)        (0.42)       (0.40)      (0.46)      (0.13)
------------------------------------------------------------------------------------------------------------------------------------
Less Distributions from Net Realized Gains     0.00          0.00         0.00          0.00         0.00        0.00        0.00
------------------------------------------------------------------------------------------------------------------------------------
Total Distributions                           (0.37)        (0.37)       (0.39)        (0.42)       (0.40)      (0.36)      (0.13)
------------------------------------------------------------------------------------------------------------------------------------
Net Asset Value, End of Period                 6.54          6.55         6.68          6.45         6.38        6.28        6.20
-----------------------------------------------------------------------------------------------------------------------------------
Total Return#                                  5.69%         3.65%        9.82%         7.99%        8.23%       9.07%       1.09%++
------------------------------------------------------------------------------------------------------------------------------------
Net  Assets,  End  of  Period  (in  millions)  $245          $282         $242          $157         $65         $20          $5
------------------------------------------------------------------------------------------------------------------------------------
Ratios to Average Net Assets:
  Expenses (1)                                 0.61%         0.53%        0.55%        0.49%          0.33%       0.30%       0.30%+
  Net investment income                        5.61%         5.53%        5.90%        6.42%          6.77%       6.98%       6.58%+
------------------------------------------------------------------------------------------------------------------------------------
Portfolio Turnover Rate                       21.80%       24.72%       24.53%        26.27%         14.92%      64.50%      14.27%
====================================================================================================================================

Smith  Barney  Muni  Funds  -  Limited   Term Portfolio

================================================================================
Financial Highlights (continued)
================================================================================

Period Ended March 31,
--------------------------------------------------------------------------------------------
Class C Shares (c):                                        1995        1994      1993 (b)
--------------------------------------------------------------------------------------------


Net Asset Value,  Beginning of Period                      $6.54       $6.68       $6.62
--------------------------------------------------------------------------------------------
Net Investment Income                                       0.35        0.35        0.10
--------------------------------------------------------------------------------------------
Net Realized and Unrealized Gain (or Loss) on Investments   0.00       (0.14)       0.05
--------------------------------------------------------------------------------------------
Total from Investment Operations                            0.35        0.21        0.15
--------------------------------------------------------------------------------------------
Less  Dividends  from Net  Investment  Income              (0.35)      (0.35)      (0.09)
--------------------------------------------------------------------------------------------
Less  Distributions from Net  Realized  Gains               0.00        0.00        0.00
--------------------------------------------------------------------------------------------
Total Distributions                                        (0.35)      (0.35)      (0.09)
--------------------------------------------------------------------------------------------
Net    Asset    Value,    End    of    Period              $6.54       $6.54       $6.68
Total  Return#                                              5.51%       3.15%       2.28%++
--------------------------------------------------------------------------------------------
Net  Assets,  End  of  Period  (in  millions)               $27         $27          $6
--------------------------------------------------------------------------------------------
Ratios to Average Net Assets:
  Expenses (1)                                              0.89%       0.88%       0.88%+
  Net investment income                                     5.34%       5.10%       5.35%+
--------------------------------------------------------------------------------------------
Portfolio Turnover Rate                                     21.80%      24.72%      24.53%
============================================================================================

(1)  The Manager has waived all or a part  of its fees for each of the years in the  six-year  period ended  March  31, 1992. If such fees were not waived, the per share effect on expenses and ratios of expenses to average net assets would be as follows:

Increase  in  Per  Share  Expenses       1995       1994       1993      1992      1991      1990     1989     1988     1987
------------------------------------------------------------------------------------------------------------------------------
  Class   A                               --        --         --       $.003     $.011     $.018     $.022(b)   --       --
------------------------------------------------------------------------------------------------------------------------------
Ratio of Expenses to Average Net Assets
------------------------------------------------------------------------------------------------------------------------------
  Class   A                               --        --         --        .56%      .30%*     .30%*    .30%*+(b)  --       --
------------------------------------------------------------------------------------------------------------------------------

*   As a result of expense limitations.
+   Annualized.
++   Figures are not annualized, as they  may not be representative of the total return for the year.
#    Total returns do not reflect sales loads or contingent deferred sales charges.
(a)  From November 28, 1988 (commencement  of operations) to March 31, 1989.
(b) From January 5, 1993 (inception date)  to March 31, 1993.
(c)  On  November 7, 1994 the former Class  B Shares were renamed Class C Shares.


Smith  Barney  Muni  Funds  -  Limited   Term Portfolio

================================================================================
Investment Objective and Management Policies
================================================================================

      The Portfolio seeks as high a level  of income exempt from Federal
income taxes   as   is   consistent   with   prudent investing.

      The  Portfolio invests at least 80%  of its assets in a diversified
portfolio of   municipal  obligations  with   remaining maturities of less
than ten years, and the dollar-weighted average maturity of the entire Portfolio will normally not exceed six years.

      The Portfolio will seek to be fully invested in obligations that are issued by or on behalf of states, territories and possessions of the United States and their political subdivisions, agencies and instrumentalities that were, in the opinion of bond counsel to the issuer, exempt from Federal
income taxes at the time   of   their  issuance.   (For   certain
shareholders, a portion of the Portfolio's income may be subject to the alternative minimum tax ("AMT") on tax-exempt income discussed below.) Such obligations are issued to raise money for a variety of public projects that
enhance  the quality of life including health facilities,   housing,
airports,   schools, highways and bridges.

      Under  the  Tax  Reform  Act  of  1986, interest income from municipal
obligations   issued   to   finance   certain "private activities"
("AMT-Subject Bonds") becomes an item of "tax preference" which is subject to the AMT when received by a person in a tax year during which he or she is subject to that tax. Such private activity bonds include bonds issued to finance such projects as certain solid waste disposal facilities, student loan programs, and water and sewage projects. Because interest income on AMT-Subject Bonds is taxable to certain investors, it is expected, although there can be no guarantee, that such municipal obligations generally will provide somewhat higher yields than other municipal obligations of comparable quality and maturity. There is no limitation on the percent or amount of the Portfolio's assets that may be invested in AMT-Subject Bonds.

       Municipal  bonds  purchased  for   the Portfolio must, at the time of
purchase, be investment grade municipal bonds and at least two thirds of the Portfolio's municipal bonds must be rated in the category of A or better. Investment grade bonds are those rated Aaa, Aa, A and Baa by Moody's Investors Service, Inc. ("Moody's") or AAA, AA, A and BBB by Standard & Poor's Corporation ("S&P") or have an equivalent rating by any nationally recognized statistical rating organization; pre-refunded bonds escrowed by U.S. Treasury obligations will be considered AAA rated even though the issuer does not obtain a new rating. Up to one third of the assets of the Portfolio may be invested in municipal bonds rated Baa or BBB (this grade,
while regarded as having an adequate capacity to pay   interest   and  repay
principal,   is considered to be of medium quality and has speculative
characteristics;  in   addition, changes in economic conditions or

Smith  Barney  Muni  Funds  -  Limited   Term Portfolio

================================================================================
Investment Objective and Management  Policies (continued)
================================================================================


other circumstances are more likely to lead to a weakened capacity to make principal and interest payments than is the case with higher grade bonds) or in unrated municipal bonds if, based upon credit analysis by the Manager, it is believed that such securities are at least of comparable quality to those securities in which the Portfolio may invest. In determining the suitability of an investment in an unrated municipal bond, the Manager will take into
consideration  debt  service  coverage,   the purpose of the financing,
history of the   issuer,   existence  of   other   rated securities of the
issuer and other general conditions as may be relevant, including comparability to other issues. After the Portfolio purchases a municipal bond, the issue may cease to be rated or its rating may be reduced below the minimum required for purchase. Such an event would not require the elimination of the issue from the Portfolio but the Manager will consider
such  an  event   in determining whether the Portfolio should continue to hold the security.

      The  Portfolio's  short-term  municipal obligations will be limited to
high grade   obligations  (obligations  that   are secured by the full faith
and credit of the United States or are rated MIG I or MIG 2, VMIG I or VMIG 2 or Prime-1 or Aa or better by Moody's or SP-I +, SP-I, SP-2, or A-l or AA or better by S&P or have an equivalent rating by any nationally recognized statistical rating organization, or obligations determined by the Manager to be equivalent). Among the types of short-term instruments in which the Portfolio may invest are floating or variable rate demand instruments, tax-exempt commercial paper (generally having a maturity of less than nine months), and other types of notes generally having maturities of less than three years, such as Tax Anticipation Notes,  Revenue Anticipation Notes,
Tax  and Revenue Anticipation Notes and Bond Anticipation   Notes.   Demand
instruments usually have an indicated maturity of more  than  one  year, but contain a demand feature that enables the holder to redeem the investment on no more than 30 days' notice; variable rate demand instruments
provide     for     automatic establishment of a new interest rate on set
dates;   floating  rate  demand   instruments provide for automatic adjustment
of their interest rates whenever some other specified interest rate changes (e.g., the prime rate). The Portfolio may purchase participation
interests in variable rate    tax-exempt   securities   (such    as Industrial
Development Bonds) owned by banks. Participations are frequently backed by an irrevocable letter of credit or guarantee of a bank that the Manager has
determined meets the prescribed quality    standards   for   the   Portfolio.
Participation interests will be purchased only  if management believes
interest  income on such interests will be tax-exempt when    distributed
as    dividends     to shareholders.

      The Portfolio will not invest more than 10% of the value of its net assets in illiquid securities, including those that are not readily marketable or for which there is no established market.

Smith  Barney  Muni  Funds  -  Limited   TermPortfolio

================================================================================
  Investment Objective and Management  Policies (continued)
================================================================================

     The Portfolio may purchase new issues of municipal obligations on a when-issued basis, i.e. delivery and payment normally take place 15 to 45
days after   the   purchase  date.   The   payment obligation and the interest
rate to be received are each fixed on the purchase date, although no interest accrues with respect to a when-issued security prior to its stated delivery
date. During the period   between  purchase  and   settlement, assets
consisting of cash or liquid high grade   debt   securities,
marked-to-market daily, of a dollar amount sufficient to make payment at settlement will be segregated at the custodian bank. Interest rates at settlement may be lower or higher than on the purchase date, which would result in appreciation or depreciation, respectively. Although the Portfolio will only purchase a municipal obligation on a when- issued basis with the intention of actually acquiring the securities, the Portfolio may sell these securities before the settlement date if it is deemed advisable.

        Portfolio   transactions   will    be undertaken principally to
accomplish the Portfolio's   objective   in   relation    to anticipated
movements in the general level of interest rates, but the Portfolio may also engage in short-term trading consistent with its objective.

     Though it has not done so, the Portfolio may invest in municipal bond index futures contracts (currently traded on the Chicago Board of Trade) or in listed contracts based on U.S. Government securities as a hedging policy in
pursuit of its   investment  objective;  provided   that immediately
thereafter not more than 331/3% of its net assets would be hedged or the amount of margin deposits on the Portfolio's existing futures contracts would not exceed 5% of the value of its total assets. Since any income would be taxable, it is anticipated that such investments will be made only in those circumstances when the Manager anticipates the possibility of an extreme change in interest rates or market conditions but does not wish to liquidate the Portfolio's securities. A further discussion of futures contracts and their associated risks is contained in the Statement of Additional Information.

      In each of the Fund's prior fiscal years, 100% of the Portfolio's dividends were exempt-interest dividends, excludable from gross income for Federal income tax purposes. It is a fundamental policy that under normal market conditions, the Portfolio will seek to invest 100% of its assets -- and the Portfolio will invest not less than 80% of its assets -- in municipal obligations the interest on which is exempt from Federal income taxes (other than the alternative minimum tax.) The Portfolio may invest up to 20% of its assets in taxable fixed-income securities but only in obligations issued or guaranteed by the full faith and credit of the United States and may invest more than 20% of its assets in U.S. Government securities during periods when in the Manager's opinion a temporary defensive posture is warranted, including any period when the Fund's monies

Smith  Barney  Muni  Funds  -  Limited   Term Portfolio

================================================================================
Investment Objective and Management  Policies (continued)
================================================================================

available for investment exceed the municipal obligations available for purchase that meet the Fund's rating, maturity and other investment criteria.

     RISK AND INVESTMENT CONSIDERATIONS

      The ability of the Portfolio to achieve its investment objective is dependent on a number of factors, including the skills of the Manager in
purchasing   municipal   obligations    whose issuers have the continuing
ability to meet their obligations for the payment of interest and principal when due. The ability to achieve a high level of income is
dependent on the yields of the securities  in  the  portfolio.   Yields   on
municipal obligations are the product of a variety of factors, including the general conditions of the municipal bond markets, the size of a particular offering, the maturity of the obligation and the rating of the issue. In general, the longer the maturity of a municipal obligation, the higher the rate of interest it pays. However, a longer average maturity is generally
associated  with   a higher level of volatility in the market value   of  a
municipal obligation. During periods of falling interest rates, the values of long-term municipal obligations generally rise. Conversely, during periods of rising interest rates, the values of such securities generally decline. Changes in the value of Portfolio securities will not affect interest income derived from those securities but will affect the Portfolio's net asset value. Since the Portfolio's objective is to provide high current income, they will invest in municipal obligations with an emphasis on income rather than stability of net asset values.


      From time to time, proposals have been introduced before Congress for the purpose of restricting or eliminating the Federal income tax exemption for interest on municipal obligations and similar proposals may be introduced
in the future.  If  one  of  these  proposals   were enacted, the availability
of tax exempt obligations for investment by the Portfolios and the value of the portfolio securities would be affected. The Trustees would then reevaluate the Portfolios' investment objectives and policies.

     PORTFOLIO TRANSACTIONS AND TURNOVER

      The Portfolio's portfolio securities ordinarily are purchased from and sold to parties acting as either principal or agent. Newly issued securities ordinarily are purchased directly from the issuer or from an underwriter; other purchases and sales usually are placed with those dealers from which it appears that the best price or execution will be obtained.
Usually no brokerage commissions,  as  such,  are  paid   by   the Portfolio
for purchases and sales undertaken through principal transactions, although the price paid usually includes an undisclosed compensation to the dealer acting as agent.

Smith  Barney  Muni  Funds  -  Limited   Term Portfolio

================================================================================
Investment Objective and Management  Policies (continued)
================================================================================

      The Portfolio cannot accurately predict its portfolio turnover rate, but anticipates that the annual turnover will not exceed 100%. An annual turnover rate of 100% would occur when all of the securities held by the Portfolio are replaced one time during a period of one year. The Manager will not consider turnover rate a limiting factor in making investment decisions consistent with the investment objective and policies of the Portfolio.

================================================================================
Valuation of Shares
================================================================================

      The Portfolio's net asset value per share is determined as of the close of regular trading on the NYSE, on each day that the NYSE is open, by
dividing the value   of   the   Portfolio's   net   assets attributable to
each Class by the total number of shares of the Class outstanding.


      When, in the judgment of the pricing service, quoted bid prices for investments are readily available and are representative of the bid side of the market, these investments are valued at the mean between the quoted bid and asked prices. Investments for which, in the judgment of the pricing
service, there   is   no  readily  obtainable   market quotation (which may
constitute a majority of the portfolio securities) are carried at fair value of securities of similar type, yield and maturity. Pricing services
generally determine value by reference   to   transactions  in   municipal
obligations, quotations from municipal bond   dealers,   market   transactions
in comparable securities and various relationships between securities. Short-term instruments maturing within 60 days will be valued at cost plus (minus) amortized discount (premium), if any, when the Trustees have determined that amortized cost equals fair value. Securities and other assets that are not priced by a pricing service and for which market quotations are not available will be valued in good faith at fair value by or under the direction of the Trustees.


================================================================================
Dividends, Distributions and Taxes
================================================================================

     DIVIDENDS AND DISTRIBUTIONS

      Dividends of substantially all of the Portfolio's net investment income are declared and paid monthly and any realized capital gains are declared and distributed annually.

      If  a  shareholder does  not  otherwise instruct, dividends and capital
gain distributions     will     be      reinvested automatically  in
additional shares of the same Class at net asset value, subject to no sales charge or CDSC.

Smith  Barney  Muni  Funds  -  Limited   Term Portfolio

===============================================================================
Dividends,    Distributions     and     Taxes (continued)
===============================================================================


       Income  dividends  and  capital   gain distributions that are invested
are credited   to   shareholders'   accounts   in additional shares at the net
asset value as of the close of business on the payment date. A shareholder may change the option at any time by notifying his or her Financial Consultant. Accounts held directly by the Fund's transfer agent, The Shareholder Services Group Inc. ("TSSG"), should notify TSSG in writing at least five business days prior to the payment date to permit the change to be entered in the shareholder's account.


      The per share dividends on Class C shares of the Portfolio may be lower than the per share dividends on Class A and Class Y shares principally as a result of the distribution fee applicable with respect to Class C shares. The per share dividends on Class A shares of the Portfolio may be lower than the per share dividends on Class Y shares principally as a result of the service fee applicable to Class A shares. Distributions of capital gains, if any, will be in the same amount for Class A, Class C and Class Y shares.

     TAXES

      The  Portfolio intends to qualify as  a "regulated investment company"
and to meet   the   requirements  for   distributing "exempt-interest
dividends" under the Internal Revenue Code (the "Code") so that no Federal
income taxes will be payable   by  the  Portfolio  and   dividends
representing net interest received on municipal obligations will not be includable by shareholders in their gross income for Federal income tax purposes. To the extent dividends are derived from taxable income from temporary investments, from market discounts or from the excess of net short-term capital gain over net long-term capital loss, they are treated
as  ordinary  income  whether   the shareholder has elected to receive them in
cash or in additional shares. No portion of such dividends would qualify for the corporate dividends-received deduction. Distributions derived from the excess of net long-term capital gain over net short-term capital loss are treated as long-term capital gain regardless of the length of time a
shareholder has   owned  shares  of  the  Portfolio   and regardless of
whether such distributions are received in cash or in additional shares.

      Exempt-interest dividends allocable to interest received by the Portfolio from the AMT-Subject Bonds in which the Portfolio may invest will be treated as interest paid directly on such obligations and will give
rise to an "item of tax preference"    that    will    increase     a
shareholder's alternative minimum taxable income.   In   addition,  for
corporations, alternative minimum taxable income will be increased by a percentage of the amount by which a special measure of income (including exempt-interest dividends) exceeds the amount otherwise determined to be
alternative   minimum  taxable   income.  Accordingly, investment in the
Portfolio

Smith  Barney  Muni  Funds  -  Limited   Term Portfolio

================================================================================
Dividends,    Distributions     and     Taxes (continued)
================================================================================

may  cause shareholders to be subject to  (or result in an increased liability
under)   the  AMT.  The  Fund  will  annually furnish to its shareholders a report indicating the ratable portion of exempt- interest dividends attributable to AMT-Subject Bonds.

      The Portfolio will be treated as a separate regulated investment company for Federal tax purposes. Accordingly, the Portfolio's net investment income is determined separately based on the income earned on its securities less its costs of operations. The Portfolio's net long- term
and short-term gain (loss) realized   on   investments   is   determined
separately and net capital gains distributed  by the Portfolio are  determined
after offsetting any capital loss carryover   of  the  Portfolio   from
prior periods.

     Under the Code, interest on indebtedness incurred or continued to purchase or carry shares of the Fund will not be deductible to the extent that the Fund's distributions are exempt from Federal income tax. In addition, any loss realized upon the redemption of shares held less than 6
months will be disallowed to the extent   of   any  exempt-interest  dividends
received by the shareholder during such period. However, this holding period may be shortened by the Treasury Department to a period of not less than the
greater  of 31 days or the period between regular   dividend  distributions.
Further, persons who may be "substantial users" (or "related persons" of substantial users) of facilities financed by industrial development bonds should consult their tax advisors before purchasing Fund shares.

       Distributions  that  are  exempt   for Federal income tax purposes will
not necessarily result in exemption under the income or other tax laws of any state or local taxing authority. Generally, only interest earned on
obligations issued by   the  state  or  locality  in  which  the investor
resides will be exempt from state and local taxes; however, the laws of the several states and local taxing authorities vary with respect to the taxation of exempt-interest income paid by investment companies, and each shareholder should consult a tax advisor in that regard.

     The foregoing is only a brief summary of some of the important tax
considerations   generally   affecting    the Portfolio and its shareholders.
Additional  tax information of  relevance  to particular investors is
contained in the   Statement  of  Additional  lnformation.  Investors are
urged to consult their tax advisors with specific reference to their own tax situation.

Smith  Barney  Muni  Funds  -  Limited   Term Portfolio

================================================================================
Purchase of Shares
================================================================================

     GENERAL

      The Portfolio offers three Classes of shares. Class A shares are sold to investors with an initial sales charge and Class C shares are sold without an initial sales charge but are subject to a CDSC payable upon certain redemptions. Class Y shares are sold without an initial sales
charge or a CDSC and are available  only  to  investors  investing   a minimum
of $5,000,000. See "Prospectus Summary -- Alternative Purchase Arrangements" for a discussion of factors to consider in selecting which Class of shares to purchase.

      Purchases of Portfolio shares must be made through a brokerage account maintained with Smith Barney, an Introducing Broker or an investment dealer in the selling group. When purchasing shares of the Portfolio, investors must specify whether the purchase is for Class A, Class C or Class Y shares. No maintenance fee will be charged by the Fund in connection with a brokerage account through which an investor purchases or holds shares.


      Investors in Class A and Class C shares may open an account by making an initial investment of at least $1,000 for each account in the Portfolio. Investors in Class Y shares may open an account by making an initial investment of $5,000,000. Subsequent investments of at least $50 may be made for all Classes. For participants in the Portfolio's Systematic Investment Plan, the minimum initial investment requirement for Class A and Class C shares and the subsequent investment requirement for all Classes is $50. There are no minimum investment requirements in Class A shares for employees
of Travelers and its subsidiaries,    including   Smith    Barney, unitholders
who invest distributions from a UIT sponsored by Smith Barney and Trustees of the Fund and their spouses and children. The Fund reserves the right to waive or change minimums, to decline any order to purchase its shares and to suspend the offering of shares from time to time. Shares purchased will be held in the shareholder's account by the Fund's transfer agent, TSSG, a
subsidiary  of First Data Corporation. Share certificates   are   issued
only   upon   a shareholder's written request to TSSG. It is not recommended that the Portfolio be used as a vehicle for Keogh, IRA or other qualified retirement plans.

      Purchase orders received by the Fund or Smith Barney prior to the close of regular trading on the NYSE, on any day the Portfolio calculates its net asset value, are priced according to the net asset value determined on that day (the "trade date"). Orders received by dealers or Introducing Brokers prior to the close of regular trading on the NYSE on any day the Portfolio calculates its net asset value, are priced according to the net asset value determined on that day, provided the order is received by the Fund or Smith
Barney prior to Smith Barney's  close  of  business.  Payment   for Portfolio
shares is due on the third business day after the trade date.

Smith  Barney  Muni  Funds  -  Limited   Term Portfolio

================================================================================
Purchase of Shares (continued)
================================================================================

     SYSTEMATIC INVESTMENT PLAN


     Shareholders may make additions to their accounts at any time by
purchasing shares   through  a  service  known  as   the Systematic Investment
Plan. Under the Systematic Investment Plan, Smith Barney or TSSG is authorized through preauthorized transfers of $50 or more to charge the regular bank account or other financial institution indicated by the
shareholder on a monthly or quarterly   basis   to   provide   systematic
additions to the shareholder's Portfolio account. A shareholder who has insufficient funds to complete the transfer will be charged a fee of up to $25 by Smith Barney or TSSG. The Systematic Investment Plan also authorizes Smith
Barney  to  apply cash held in the shareholder's Smith Barney   brokerage
account  or  redeem   the shareholder's shares of a Smith Barney money  market
fund to make additions to the account. Additional information is available from the Fund or a Smith Barney Financial Consultant.


     INITIAL SALES CHARGE ALTERNATIVE - CLASS A SHARES

       The   sales   charges  applicable   to purchases of Class A shares of
the Portfolio are as follows:

================================================================================

                                          Sales Charge
                                          ------------                Dealer's
                                       %   of     % of Amount     Reallowance as % of
Amount  of  Investment            Offering Price   Invested          Offering Price
--------------------------------------------------------------------------------
Less  than $500,000                   2.00%          2.04%            1.80%
$500,000  and  over                    *               *                *
================================================================================

      *  Purchases  of Class A shares,  which when combined with current holdings of Class  A  shares offered with a sales  charge equal or exceed $500,000 in the aggregate,  will be made at net  asset  value without any initial sales charge, but will  be subject  to  a  CDSC  of  1.00%  on redemptions made within 12 months of purchase.  The  CDSC on  Class  A  shares  is payable to
Smith Barney, which compensates     Smith    Barney     Financial Consultants and other dealers whose clients make  purchases of
$500,000 or more. The CDSC is waived in the same circumstances in  which  the  CDSC applicable  to  Class  C shares is waived. See
"Deferred Sales Charge Alternatives" and "Waivers of CDSC."

     Members of the selling group may receive up to 90% of the sales charge and may be deemed to be underwriters of the Fund as defined in the Securities Act of 1933, as amended.

      The $500,000 investment may be met by aggregating the purchases of Class A shares of the Portfolio made at one time by "any person," which includes an individual, his or her spouse and children, or a trustee or
other fiduciary of a single   trust  estate  or  single  fiduciary account. It
may also be met by

Smith  Barney  Muni  Funds  -  Limited   Term Portfolio

================================================================================
Purchase of Shares (continued)
================================================================================

aggregating the purchase with the net asset value of all Class A shares offered with a sales charge held in funds sponsored by Smith Barney listed under "Exchange Privilege."

     INITIAL SALES CHARGE WAIVERS


      Purchases of Class A shares may be made at net asset value without a sales charge in the following circumstances: (a) sales of Class A shares to Trustees of the Fund, employees of Travelers and its subsidiaries and
employees of members   of  the  National  Association   of Securities Dealers,
Inc., or to the spouses   and   children  of   such   persons (including the
surviving spouse of a deceased  Trustee  or employee,  and  retired Trustees
or employees); (b) offers of Class   A  shares  to  any  other  investment
company in connection with the combination   of   such  company   with   the
Portfolio by merger, acquisition of assets or otherwise; (c) purchases of Class A shares by any client of a newly employed Smith Barney Financial Consultant (for a period up to 90 days from the commencement of the Financial Consultant's employment with Smith Barney), on the condition the purchase of Class A shares is made with the proceeds of the redemption of shares of a mutual fund which (i) was sponsored by the Financial Consultant's prior employer, (ii) was sold to the client by the Financial Consultant and
(iii) was subject to a sales charge; (d) shareholders who have redeemed Class A shares in the Portfolio (or Class A shares of another fund of the Smith Barney Mutual Funds that are offered with a sales charge equal to or greater than the maximum sales charge of the Portfolio) and who wish to reinvest their redemption proceeds in the Portfolio, provided the reinvestment is made within 60 calendar days of the redemption; (e)
accounts managed by registered investment    advisory    subsidiaries     of
Travelers; and (f) investments of distributions from a UIT sponsored  by
Smith Barney. In order to obtain such discounts,   the   purchaser   must
provide sufficient information at the time of purchase to permit verification that the purchase would qualify for the elimination of the sales charge.


     RIGHT OF ACCUMULATION


      Class A shares of a Portfolio may be purchased by "any person" (as defined above) at net asset value determined by aggregating the dollar amount of the new purchase and the total net asset value of all Class A shares of the Portfolio and of funds sponsored by Smith Barney which are offered with a sales charge listed under "Exchange Privilege" then held by such person and applying the sales charge applicable to such aggregate. In order to obtain such discount, the purchaser must provide sufficient information at the time of purchase to permit verification that the purchase qualifies for
purchase at net asset value. The right   of   accumulation   is   subject   to
modification or discontinuance at any time with   respect   to   all  shares
purchased thereafter.

Smith  Barney  Muni  Funds  -  Limited   Term Portfolio

================================================================================
Purchase of Shares (continued)
================================================================================

   GROUP PURCHASES

      Upon  completion  of certain  automated systems, purchase at net asset value will  also  be  available to  employees  (and partners) of the same
employer purchasing   as   a  group,   provided   each participant makes the
minimum initial investment   required.   The   sales   charge applicable to
purchases by each member of such a group will be determined by the table set forth above under "Initial Sales Charge Alternative -- Class A Shares," and will be based upon the aggregate sales of Class A shares of Smith Barney Mutual Funds offered with a sales charge to, and share holdings of, all members of the group. To be eligible for such purchase at net asset value,
all purchases must be pursuant to an employer-   or  partnership-sanctioned
plan meeting certain requirements. One such requirement is that the plan must be open to specified partners or employees of the employer and its subsidiaries, if any. Such plan may, but is not required to, provide for payroll deductions. Smith Barney may also offer net asset value purchase for aggregating related fiduciary accounts under such conditions that Smith Barney will realize economies of sales efforts and sales related expenses. An individual who is a member of a qualified group may also purchase Class A shares at the sales charge applicable to the group as a whole. The sales charge is based upon the aggregate dollar value of Class A shares offered with a sales charge that have been previously purchased and are still owned by the group, plus the amount of the current purchase. A "qualified group" is one which (a) has been in existence for more than six months, (b) has a purpose other than acquiring Portfolio shares at a discount and (c)
satisfies uniform criteria which   enable   Smith  Barney   to   realize
economies of scale in its costs of distributing shares. A qualified group must have more than 10 members, must be available to arrange for group meetings between representatives of the Portfolio and the members, and must
agree to  include sales and other materials related to the   Portfolio   in
its  publications   and mailings to members at no cost to Smith Barney.  In
order to purchase at  net  asset value, the purchaser must provide sufficient
information  at  the   time   of purchase to permit verification that the
purchase qualifies for purchase at net  asset value. Approval of group
purchase at   net  asset  value  is  subject  to   the discretion of Smith
Barney.

     LETTER OF INTENT


      Class A Shares. A Letter of Intent for amounts of $500,000 or more provides an opportunity for an investor to purchase shares at net asset value by aggregating the investments over a 13 month period, provided that the investor refers to such Letter when placing orders. For purposes of a Letter of Intent, the "Amount of Investment" as referred to in the preceding sales charge table

Smith  Barney  Muni  Funds  -  Limited   TermPortfolio

================================================================================
Purchase of Shares (continued)
================================================================================


includes purchases of all Class A shares of the Portfolio and other funds of the Smith Barney Mutual Funds offered with a sales charge over a 13 month
period based   on   the  total  amount  of  intended purchases plus the value
of all Class A shares previously purchased and still owned. An alternative is to compute the 13 month period starting up to 90 days before the date of
execution of a Letter of Intent.  Each  investment  made  during   the period
receives the sales charge applicable  to  the  total  amount   of   the
investment goal. If the goal is not achieved within the period, the investor must pay the difference between the sales charges applicable to the purchases made and the charges previously paid, or an appropriate number of escrowed shares will be redeemed. Please contact a Smith Barney Financial Consultant or TSSG to obtain a Letter of Intent application.

      Class Y Shares. A Letter of Intent may also be used as a way for investors to meet the minimum investment requirement for Class Y shares. Such investors must make an initial minimum purchase of $1,000,000 in Class Y shares of the Portfolio and agree to purchase a total of $5,000,000 of Class Y shares of the same Portfolio within six months from the date of the Letter. If a total investment of $5,000,000 is not made within the six-month period, all Class Y shares purchased to date will be transferred to Class A shares, where they will be subject to all fees (including a service fee of 0.15%) and expenses applicable to the Portfolio's Class A shares, which
may include a CDSC of 1.00%.  Please   contact  a  Smith  Barney  Financial
Consultant or TSSG for further information.


     DEFERRED SALES CHARGE ALTERNATIVES


      "CDSC Shares" are sold at net asset value next determined without an initial sales charge so that the full amount of an investor's purchase payment may be immediately invested in the Fund. A CSDC, however, may be imposed on certain redemptions of these shares. "CDSC Shares" are: (a) Class C shares; and (b) Class A shares which when combined with Class A shares offered with a sales charge currently held by an investor equal or exceed $500,000 in the aggregate.

      Any applicable CDSC will be assessed on an amount equal to the lesser of
the   original  cost  of  the  shares   being redeemed or their net asset
value at the time of redemption. CDSC Shares that are redeemed will not be subject to a CDSC to the extent that the value of such shares represents:
(a) capital appreciation of Portfolio assets; (b) reinvestment of dividends or capital gain distributions; or (c) shares redeemed more than 12 months after their purchase. CDSC Shares are subject to a 1.00% CDSC if redeemed within 12 months of purchase.


      In determining the applicability of any CDSC, it will be assumed that a

Smith  Barney  Muni  Funds  -  Limited   Term Portfolio

================================================================================
Purchase of Shares (continued)
================================================================================

redemption   is   made   first   of    shares representing capital
appreciation, next of shares   representing  the  reinvestment   of dividends
and capital gain distributions and finally of other shares held by the shareholder for the longest period of time. The length of time that CDSC Shares acquired through an exchange have been held will be calculated from the date that the shares exchanged were initially acquired in one of the
other  Smith  Barney Mutual Funds, and Portfolio shares being   redeemed
will  be   considered   to represent, as applicable, capital appreciation  or
dividend and capital gain distribution reinvestments in such other funds. For Federal income tax purposes, the amount of the CDSC will reduce the gain or increase the loss, as the case may be, on the amount realized on redemption. The amount of any CDSC will be paid to Smith Barney.

       To  provide  an  example,  assume   an investor purchased 100 Class C
shares at $10   per   share  for  a  cost  of   $1,000.  Subsequently, the
investor acquired 5 additional     shares    through     dividend
reinvestment. During the tenth month after the purchase, the investor decided to redeem $500 of his or her investment. Assuming at the time of the redemption the net asset value had appreciated to $12 per share, the value of the investor's shares would be $1,260 (105 shares at $12 per share). The CDSC would not be applied to the amount which represents appreciation ($200)
and  the  value  of  the reinvested dividend shares ($60).  Therefore,   $240
of  the  $500   redemption proceeds ($500 minus $260) would be charged  at  a rate of 1.00% (the applicable rate for Class C shares) for a total deferred sales charge of $2.40.

     WAIVERS OF CDSC


       The  CDSC  will  be  waived  on:   (a) exchanges (see "Exchange
Privilege"); (b) automatic cash withdrawals in amounts equal to or less than 1.00% per month of the value of the shareholder's shares at the time the
withdrawal plan commences (see   "Automatic   Cash  Withdrawal   Plan")
(provided, however, that automatic cash withdrawals in amounts equal to or less than 2.00% per month of the value of the shareholder's shares will be permitted for withdrawal plans that were established prior to November 7,
1994); (c) redemptions of shares within twelve months following the death or disability of the shareholder; (d) involuntary redemptions; and (e) redemptions of shares in connection with a combination of the Portfolio with any investment company by merger, acquisition of assets or otherwise. In addition, a shareholder who has redeemed shares from other funds of the Smith Barney Mutual Funds may, under certain circumstances, reinvest all or part of the redemption proceeds within 60 days and receive pro rata credit for any CDSC imposed on the prior redemption.

Smith  Barney  Muni  Funds  -  Limited   Term Portfolio

================================================================================
Purchase of Shares (continued)
================================================================================

      CDSC waivers will be granted subject to confirmation (by Smith Barney in the case of shareholders who are also Smith Barney clients or by TSSG in the
case  of  all  other  shareholders)  of   the shareholder's status or
holdings, as the case may be.

================================================================================
Exchange Privilege
================================================================================

      Except as otherwise noted below, shares of each Class may be exchanged for shares of the same Class in the following funds of the Smith Barney Mutual Funds, to the extent shares are offered for sale in the shareholder's state of residence. Exchanges of Class A and Class C shares are subject to minimum investment requirements and all shares are subject to other requirements of the fund into which exchanges are made and a sales charge differential may apply.

Fund Name
--------------------------------------------------------------------------------

Growth Funds
       Smith  Barney Aggressive  Growth  Fund Inc.
       Smith Barney Appreciation Fund Inc.
       Smith  Barney Fundamental  Value  Fund Inc.
       Smith Barney Growth Opportunity Fund
       Smith Barney Managed Growth Fund
       Smith Barney Special Equities Fund
       Smith Barney Telecommunications Growth Fund

Growth and Income Funds
       Smith Barney Convertible Fund
       Smith Barney Funds, Inc. -- Income and Growth Portfolio
       Smith Barney Growth and Income Fund
       Smith Barney Premium Total Return Fund
       Smith Barney Strategic Investors Fund
       Smith Barney Utilities Fund

Taxable Fixed-Income Funds
    * Smith Barney Adjustable Rate Government Income Fund
      Smith  Barney  Diversified  Strategic Income Fund
      Smith  Barney  Funds, Inc.  --  Income Return Account Portfolio
    * Smith Barney Funds, Inc. -- Short-Term U.S. Treasury Securities Portfolio Smith Barney Funds, Inc. -- U.S. Government Securities Portfolio Smith Barney Government Securities Fund
      Smith Barney High Income Fund
      Smith Barney Investment Grade Bond Fund
      Smith Barney Managed Governments  Fund Inc.

Smith  Barney  Muni  Funds  -  Limited   Term Portfolio

================================================================================
Exchange Privilege (continued)
================================================================================


Tax-Exempt Funds
       Smith  Barney Arizona Municipals  Fund Inc.
       Smith Barney California Municipals Fund Inc.
       Smith Barney Intermediate Maturity California Municipals Fund Smith Barney Intermediate Maturity New York Municipals Fund Smith Barney Managed Municipals Fund Inc.
       Smith  Barney Massachusetts Municipals Fund
       Smith  Barney  Muni Funds  --  Florida Limited Term Portfolio
       Smith  Barney  Muni Funds  --  Florida Portfolio
       Smith  Barney  Muni Funds  --  Georgia Portfolio
       Smith  Barney Muni Funds  --  National Portfolio
       Smith  Barney Muni Funds --  New  York Portfolio
       Smith  Barney  Muni  Funds  --   Ohio Portfolio
       Smith Barney Muni Funds -- Pennsylvania Portfolio
       Smith Barney New Jersey Municipals Fund Inc.
       Smith Barney Oregon Municipals Fund
       Smith Barney Tax-Exempt Income Fund

International Funds
       Smith  Barney  Precious  Metals   and Minerals Fund Inc.
       Smith  Barney  World  Funds,  Inc.  -- Emerging Markets Portfolio
       Smith  Barney  World  Funds,  Inc.  -- European Portfolio
       Smith  Barney  World  Funds,  Inc.  -- Global Government Bond Portfolio
       Smith  Barney  World  Funds,  Inc.  -- International Balanced Portfolio
       Smith  Barney  World  Funds,  Inc.  -- International Equity Portfolio
       Smith  Barney  World  Funds,  Inc.  -- Pacific Portfolio


Money Market Funds
   ** Smith Barney Exchange Reserve Fund
    * Smith Barney Money Funds, Inc. -- Cash Portfolio
    *  Smith  Barney Money  Funds,  Inc.  -- Government Portfolio
  ***  Smith  Barney Money  Funds,  Inc.  -- Retirement Portfolio
    *  Smith  Barney Municipal Money  Market Fund, Inc.
    *  Smith Barney Muni Funds -- California Money Market Portfolio
    *  Smith  Barney Muni Funds -- New  York Money Market Portfolio

[FN]
----------
   * Available for exchange with Class A and Class Y shares of the Portfolio. ** Available for exchange with Class C shares of the Portfolio.
 ***  Available  for  exchange  with  Class  A shares of the Portfolio.

Smith  Barney  Muni  Funds  -  Limited   Term Portfolio

================================================================================
Exchange Privileges (continued)
================================================================================

      Class A Exchanges. Class A shares of Smith Barney Mutual Funds sold without a sales charge or with a maximum sales charge of less than the maximum charged by other Smith Barney Mutual Funds will be subject to the appropriate "sales charge differential" upon the exchange of such shares for Class A shares of a fund sold with a higher sales charge. The "sales charge differential" is limited to a percentage rate no greater than the excess of the sales charge rate applicable to purchases of shares of the
mutual fund being acquired in the exchange   over  the  sales  charge
rate(s) actually paid on the mutual fund shares relinquished in the exchange and on any predecessor of those shares. For purposes of the exchange privilege, shares obtained through automatic reinvestment of dividends and capital gain distributions, are treated as having paid the same sales charges applicable to the shares on which the dividends or distributions were paid; however, if no sales charge was imposed upon the initial purchase of the shares, any shares obtained through automatic reinvestment will be subject to a sales charge differential upon exchange. Class A shares held in the Portfolio prior to November 7, 1994 that are subsequently exchanged for shares of other funds of the Smith Barney Mutual Funds will not be subject to a sales charge differential.

     Class C Exchanges. Upon an exchange, the new Class C shares will be deemed to have been purchased on the same date as the Class C shares of the Portfolio that have been exchanged.

      Class Y Exchanges. Class Y shareholders of the Portfolio who wish to exchange all or a portion of their Class Y shares for Class Y shares in any of the funds identified above may do so without imposition of any charge.


      Additional Information Regarding the Exchange Privilege. Although the exchange privilege is an important benefit, excessive exchange transactions can be detrimental to the Portfolio's performance and its shareholders. The
investment  manager  may  determine  that   a pattern of frequent exchanges is
excessive and contrary to the best interests of the Portfolio's other shareholders. In this event, the investment manager will notify Smith Barney that the Fund may, at its discretion, decide to limit additional purchases and/or exchanges by the shareholder. Upon such a determination, the Fund will provide notice in writing or by telephone to the shareholder at least 15 days prior to suspending the exchange privilege and during the 15 day period the shareholder will be required to (a) redeem his or her shares in the Portfolio or (b) remain invested in the Portfolio or exchange into
any of the funds in the Smith    Barney   Mutual   Funds   ordinarily
available, which position the shareholder would   be   expected  to  maintain
for   a significant period of time. All relevant factors  will  be considered in  determining what constitutes an abusive pattern of exchanges.

Smith  Barney  Muni  Funds  -  Limited   Term Portfolio

================================================================================
Exchange Privileges (continued)
================================================================================

      Exchanges will be processed at the net asset value next determined, plus any applicable sales charge differential. Redemption procedures discussed below are also applicable for exchanging shares, and exchanges will be made upon receipt of all supporting documents in proper form. If the account registration of the shares of the fund being acquired is identical to the registration of the shares of the fund exchanged, no signature guarantee is required. A capital gain or loss for tax purposes will be realized upon the exchange, depending upon the cost or other basis of shares redeemed. Before exchanging shares, investors should read the current prospectus describing the shares to be acquired. The Portfolio reserves the right to modify or discontinue exchange privileges upon 60 days' prior notice to shareholders.

================================================================================
Redemption of Shares
================================================================================

      The Fund is required to redeem the shares of the Portfolio tendered to it, as described below, at a redemption price equal to their net asset value per share next determined after receipt of a written request in
proper form at no charge   other  than  any  applicable   CDSC.  Redemption
requests received after the close of regular trading on the NYSE are priced at the net asset value next determined.


      If  a shareholder holds shares in  more than one Class, any request for
redemption  must  specify  the  Class   being redeemed. In the event of a
failure to specify which Class, or if the investor owns fewer shares of the Class than specified, the redemption request will be delayed until the
Fund's transfer agent  receives  further  instructions   from Smith Barney, or
if the shareholder's account is not with Smith Barney, from the shareholder directly. The redemption proceeds will be remitted on or before the third business day following receipt of  proper tender, except on a day  on  which
the NYSE is closed or as permitted under   the   1940   Act   in
extraordinary circumstances. Generally, if the redemption proceeds are remitted to a Smith Barney brokerage account, these funds will not be invested for the shareholder's benefit without specific instruction and
Smith Barney   will  benefit  from   the   use   of temporarily uninvested
funds. Redemption proceeds for shares purchased by check, other than a certified or official bank check, will be remitted upon clearance of the check, which may take up to ten days or more.


     Shares held by Smith Barney as custodian must be redeemed by submitting a written request to a Smith Barney Financial Consultant. Shares other than those held by Smith Barney as custodian may be redeemed through an investor's Financial Consultant, Introducing Broker or dealer in the selling group or by

Smith  Barney  Muni  Funds  -  Limited   Term Portfolio

================================================================================
Redemption of Shares (continued)
================================================================================

submitting  a written request for  redemption to:

    Smith  Barney  Muni Funds/Limited  Term Portfolio
     Class A, C or Y (please specify)
     c/o The Shareholder Services Group, Inc.
     P.O. Box 9134 Boston,
     Massachusetts 02205-9134

      A written redemption request must (a) state the Class and number or dollar amount of shares to be redeemed, (b) identify the shareholder's account number and (c) be signed by each registered owner exactly as the shares are registered. If the shares to be redeemed were issued in certificate form,
the certificates must   be  endorsed  for  transfer   (or   be accompanied by
an endorsed stock power) and must be submitted to TSSG together with the redemption request. Any signature appearing on a redemption request,
share certificate or stock power must be guaranteed    by   an   eligible
guarantor institution such as a domestic bank, savings and  loan institution,
domestic credit union, member bank of the Federal Reserve System   or   member
firm  of   a   national securities exchange. TSSG may require additional
supporting    documents     for redemptions made by corporations, executors,
administrators,  trustees  or  guardians.   A redemption request will not be
deemed properly received until TSSG receives all required documents in proper form.

     AUTOMATIC CASH WITHDRAWAL PLAN


      The Portfolio offers shareholders an automatic cash withdrawal plan, under which shareholders who own shares with a value of at least $10,000 may elect to receive cash payments of at least $50 monthly or quarterly. The withdrawal plan will be carried over on exchanges between funds or Classes of the Portfolio. Any applicable CDSC will not be waived on amounts withdrawn by a shareholder that exceed 1.00% per month of the value of the
shareholder's shares subject to the CDSC   at   the  time  the  withdrawal
plan commences. (With respect to withdrawal plans in effect prior to November 7, 1994, any applicable CDSC will be waived on amounts withdrawn that do not exceed 2.00% per month of the value of the shareholder's shares subject to the CDSC.) For further information regarding the automatic cash withdrawal plan, shareholders should contact a Smith Barney Financial Consultant.

Smith  Barney  Muni  Funds  -  Limited   TermPortfolio

================================================================================
Minimum Account Size
================================================================================

       The   Fund  reserves  the   right   to involuntarily liquidate any
shareholder's account if the aggregate net asset value of the shares held in the Portfolio account is less than $500. (If a shareholder has more than one account in this Portfolio, each account must satisfy the minimum account size.) The Fund, however, will not redeem shares based solely on market reductions in net asset value. Before the Fund exercises such right, shareholders will receive written notice and will be permitted 60 days to bring the account up to the minimum to avoid involuntary liquidation.

================================================================================
Performance
================================================================================


      From time to time the Fund may include the Portfolio's yield, tax equivalent yield, total return and average annual total return in advertisements. In addition, in other types of sales literature the Fund may also include the Portfolio's distribution rate. These figures are computed separately for Class A, Class C and Class Y shares of the Portfolio. These figures are based on historical earnings and are not intended to indicate future performance. The yield of a Portfolio Class refers to the net income earned by an investment in the Class over a thirty-day period ending at month
end. This net   income,  which  does  not  include  any element of non-tax exempt income if any, is then annualized, i.e., the amount of income earned by the investment during that thirty-day period is assumed to be earned each 30-day period for twelve periods and is expressed as a percentage of the investment. The net income earned on the investment for six periods is also assumed to be reinvested at the end of the sixth 30-day period. The tax equivalent yield is calculated similarly to the yield, except that a stated income tax rate is used to demonstrate the taxable yield necessary to produce an after- tax yield equivalent to the tax-exempt yield of the Class. The yield and tax equivalent yield quotations are calculated according to a
formula prescribed by the SEC to facilitate comparison with   yields  quoted
by  other   investment companies. The distribution rate is calculated by annualizing the latest  monthly distribution and dividing the result  by  the
maximum offering  price  per share as of the end of the period to which    the
distribution   relates.    The distribution rate is not computed in the same
manner  as,  and  therefore   can   be significantly different from, the above
described yield. Total return is computed for a specified period of time
assuming  deduction  of  the  maximum   sales charge, if any, from the initial
amount invested  and  reinvestment  of  all   income dividends and capital
gains distributions on the reinvestment dates at prices calculated as stated in this Prospectus, then dividing the value of the investment at the end of the period so calculated by the initial amount invested and subtracting 100%. The standard

Smith  Barney  Muni  Funds  -  Limited   Term Portfolio

================================================================================
Performance (continued)
================================================================================


average annual total return, as prescribed by the SEC, is derived from this
total   return,  which  provides  the  ending redeemable value. Such standard total return information may also be accompanied with nonstandard total return information for differing periods computed in the same manner but without annualizing the total return or taking sales charges into account.
The Fund may also    include    comparative    performance information in
advertising or marketing the Portfolio's    shares.    Such    performance
information may include data from Lipper Analytical Services, Inc. and other financial publications.


================================================================================
Management of the Fund
================================================================================

     Trustees

      Overall  responsibility for  management and supervision of the Fund
rests with   the   Fund's  Trustees.  The  Trustees approve all significant
agreements between  the  Fund  and  the  companies  that furnish services to
the Fund and the Portfolio,  including  agreements  with   the Fund's
distributor, investment manager, custodian  and transfer agent. The day-to-day
operations of the Portfolio are delegated   to  the  Portfolio's   investment
manager. The Statement of Additional Information contains background information regarding each Trustee and executive officer of the Fund.

     Manager


      Prior  to  December  31,  1994,  Mutual Management Corp. ("MMC") managed
the day-to-day   operations  of   the   Portfolio pursuant to a management
agreement entered into by the Fund on behalf of the Portfolio. Effective December 31, 1994, the Trustees of the Fund approved the transfer of all of the management agreements with MMC to Smith Barney Mutual Funds Management Inc. ("SBMFM" or the "Manager"), an affiliate of MMC. Investment management of the Portfolio under SBMFM is conducted by the same personnel who managed
the Portfolio under MMC.  The    reporting   requirements   for   these
individuals has also remained unchanged. In addition, because the original management agreement with MMC was simply transferred to SBMFM, the terms
of   the agreement (including the fee) have remained the same.

       SBMFM,  which  until  November,   1994 operated under the name Smith,
Barney Advisers, Inc., was incorporated in 1968 under the laws of Delaware. SBMFM is a subsidiary of Holdings, the parent company of Smith Barney (the "Distributor").

Smith  Barney  Muni  Funds  -  Limited   Term Portfolio

================================================================================
Management of the Fund (continued)
================================================================================


Holdings is a wholly-owned subsidiary of Travelers, which is a financial services holding company engaged, through its subsidiaries, principally in four business segments: Investment Services, Consumer Finance Services, Life Insurance Services and Property & Casualty Insurance Services. SBMFM, Holdings and Smith Barney are each located at 388 Greenwich Street, New York, New York 10013.

       SBMFM  provides  the  Portfolio   with investment management services
and executive  and  other  personnel,  pays   the remuneration of Fund
officers, provides the  Fund  with  office space and  equipment, furnishes the
Fund with bookkeeping, accounting,   administrative   services   and services
relating to research, statistical  work  and  supervision  of   the Portfolio.
For the services provided, the Management Agreement provides that the Portfolio will pay SBMFM a daily fee based on the Portfolio's assets. For the Fund's last fiscal year the management fee was 0.45% of the Limited Term Portfolio's average net assets. For the last fiscal year total expenses were 0.72% of the average daily net assets for Class A shares (Total expenses for
Class A  shares are   based  on  actual  Portfolio  Operating expenses for the
fiscal year ended March 31, 1995. However, 12b-1 fees have been restated to reflect the anticipated level of 12b-1 fees for the current fiscal period.); and 0.89% of the average daily net assets for Class C shares. SBMFM has agreed to waive its fee with respect to a Class to the extent that it is necessary if in any fiscal year the aggregate expenses exclusive of 12b-1 fees, taxes, brokerage, interest and extraordinary expenses, such as litigation costs, exceed 0.65% of such Class' average net assets for that fiscal year. The expense limitations shall be in effect until they are terminated by notice to shareholders and by supplement to the then current prospectus.


     PORTFOLIO MANAGEMENT

      Peter M. Coffey, a Managing Director of Smith Barney, has served as Vice President of the Fund and portfolio manager of the Portfolio since its inception (November 28, 1988) and manages the day to day operations of the Fund, including making all investment decisions. Mr. Coffey also serves as
the portfolio manager for   the   Fund's  other  non-money   market
Portfolios.


      Management's discussion and analysis, and additional performance information regarding the Portfolio during the fiscal year ended March 31, 1995 is included in the Annual Report dated March 31, 1995. A copy of the Annual Report may be obtained upon request and without charge from a Smith Barney Financial Consultant or by writing or calling the Fund at the address or phone number listed on page one of this Prospectus.

Smith  Barney  Muni  Funds  -  Limited   Term Portfolio

================================================================================
Distributor
================================================================================

      Smith Barney distributes shares of the Portfolio as principal underwriter and as such conducts a continuous offering pursuant to a "best efforts" arrangement requiring Smith Barney to take and pay for only such securities as may be sold to the public. Pursuant to a plan of distribution adopted by the Portfolio under Rule 12b-1 under the 1940 Act (the "Plan"), Smith Barney is paid a service fee with respect to Class A and Class C shares of the Portfolio at the annual rate of 0.15% of the average daily net
assets attributable to these Classes.   Smith  Barney  is  also   paid   a
distribution fee with respect to Class C shares at the annual rate of 0.20% of the average daily net assets attributable to these shares. The fees are
used by  Smith Barney to pay its Financial Consultants    for   servicing
shareholder accounts and, in the case of Class C shares, to cover expenses primarily intended to result in the sale of those shares. These expenses include: advertising expenses; the cost of printing and mailing prospectuses
to potential investors; payments to and expenses of Smith Barney   Financial
Consultants   and   other persons who provide support services in connection
with the distribution of shares; interest and/or carrying charges; and indirect and overhead costs of Smith Barney associated with the sale of Portfolio shares, including lease, utility, communications and sales promotion expenses.

      The payments to Smith Barney Financial Consultants for selling shares of a Class include a commission or fee paid by the investor or Smith Barney at the time of sale and, with respect to Class A and Class C shares, a continuing fee for servicing shareholder accounts for as long as a shareholder remains a holder of that Class. Smith Barney Financial Consultants may receive different levels of compensation for selling the different Classes of shares.


      Payments under the Plan with respect to Class B and Class C shares are not tied exclusively to the distribution and shareholder services expenses actually incurred by Smith Barney and the payments may exceed distribution expenses actually incurred. The Fund's Trustees will evaluate the appropriateness of the Plan and its payment terms on a continuing basis
and in so doing will consider all   relevant  factors,  including  expenses
borne by Smith Barney, amounts received under the Plan and proceeds of the CDSC.


================================================================================
Additional Information
================================================================================

      The Fund, an open-end non-diversified, management investment company, is organized as a "Massachusetts business trust" pursuant to a Declaration of
Trust dated  August  14,  1985.  Pursuant  to   the Declaration of Trust, the
Trustees have

Smith  Barney  Muni  Funds  -  Limited   Term Portfolio

================================================================================
Additional Information (continued)
================================================================================


authorized the issuance of twenty series of shares, each representing shares in one of twenty separate Portfolios. The assets of the Portfolio are segregated and separately managed. Class A, Class C and Class Y shares of the Portfolio represent interests in the assets of the Portfolio and have identical voting, dividend, liquidation and other rights on the same terms and conditions, except that expenses, distribution/service fees borne by each
Class and such Class of shares  has  exclusive  voting  rights   with respect
to provisions of the Portfolio's Rule 12b-1 distribution plan which pertain to that Class. (It is the intention of the Fund not to hold annual meetings of
shareholders. The Trustees may call meetings   of  shareholders  for  action
by shareholder vote as may be required by the 1940 Act or the Declaration of Trust, and shareholders are entitled to call a meeting upon a vote of 10% of the Fund's outstanding shares for purposes of voting on removal of a Trustee or Trustees.) Shares do not have cumulative voting rights or preemptive rights and have only such conversion or exchange rights as the Trustees may grant in their discretion. When issued for payment as described in this Prospectus, the Fund's shares will be fully paid and transferable (subject
to  the   Portfolio's minimum account size). Shares are redeemable as set forth under "Redemption of Shares" and are subject to involuntary redemption as set forth under "Minimum Account Size."


      PNC Bank, National Association, located at 17th and Chestnut Streets, Philadelphia, Pennsylvania 19103, serves as Custodian of the Portfolio's investments.

     TSSG, located at Exchange Place, Boston, Massachusetts 02109, serves as the Fund's transfer agent.

      The Fund sends its shareholders a semi- annual report and an audited
annual report,   which  include  listings   of   the investment securities
held by the Portfolio at the end of the period covered. In an effort to reduce the Fund's printing and mailing costs, the Fund plans to consolidate the mailing of its semi-annual and annual reports by household. This consolidation means that a household having multiple accounts with the identical address of record will receive a single copy of each report. In addition, the Fund also plans to consolidate the mailing of its Prospectus so that a shareholder having multiple accounts will receive a single Prospectus annually. Shareholders who do not want this consolidation to apply to their account should contact their Smith Barney Financial Consultant or the Fund's transfer agent.

Smith Barney
------------
A Member of Travelers Group [Logo]
















Smith Barney
Muni Funds
Limited Term
Portfolio



388 Greenwich Street
New York, New York 10013



FD 2349 7/95

          STATEMENT OF ADDITIONAL INFORMATION DATED DECEMBER 15, 1995

                         Acquisition Of The Assets Of

                 SMITH BARNEY LIMITED MATURITY MUNICIPALS FUND
                      a separate investment portfolio of
                         SMITH BARNEY INVESTMENT TRUST
                             388 Greenwich Street
                           New York, New York 10013
                                (800) 224-7523

                       By And In Exchange For Shares Of

                            LIMITED TERM PORTFOLIO
                      a separate investment portfolio of
                            SMITH BARNEY MUNI FUNDS
                             388 Greenwich Street
                           New York, New York 10013
                                (800) 224-7523


          This Statement of Additional Information, relating specifically to the proposed transfer of all or substantially all of the assets of Smith Barney Limited Maturity Municipals Fund (the "Acquired Fund"), a separate investment portfolio of Smith Barney Investment Trust, to the Limited Term Portfolio (the "Acquiring Fund"), a separate investment portfolio of Smith Barney Muni Funds, in exchange for shares of the Acquiring Fund and the assumption by Smith Barney Muni Funds on behalf of the Acquiring Fund of scheduled liabilities of the Acquired Fund, consists of this cover page and the following described documents, each of which accompanies this Statement of Additional Information and is incorporated herein by reference.

     1. Statement of Additional Information of Smith Barney Muni Funds dated July 31, 1995.

     2. Annual Report of Smith Barney Muni Funds -- Limited Term Portfolio for the fiscal year ended March 31, 1995.

     3. Semi-Annual Report of Smith Barney Muni Funds - Limited Term Portfolio for the six-month period ended September 30, 1995.

     4. Annual Report of Smith Barney Limited Maturity Municipals Fund for the fiscal year ended November 30, 1994.

     5. Semi-Annual Report of Smith Barney Limited Maturity Municipals Fund for the six-month period ended May 31, 1995.

     6.   Pro Forma Financial Statements.

          This Statement of Additional Information is not a prospectus. A Prospectus/Proxy Statement, dated December 15, 1995, relating to the above-referenced matter may be obtained without charge by calling or writing either the Acquiring Fund or the Acquired Fund at the telephone numbers or addresses set forth above or by contacting any Smith Barney Financial Consultant or by calling toll-free (800) 224-7523. This Statement of Additional Information should be read in conjunction with the Prospectus/Proxy Statement dated December 15, 1995.

          The date of this Statement of Additional Information is December 15, 1995.

                      STATEMENT OF ADDITIONAL INFORMATION
                                      OF
               SMITH BARNEY MUNI FUNDS -- LIMITED TERM PORTFOLIO
                              DATED JULY 31, 1995

                                JULY 31, 1995

                          SMITH BARNEY MUNI FUNDS
                            388 Greenwich Street
                          New York, New York 10013

                      STATEMENT OF ADDITIONAL INFORMATION

Shares  of  Smith  Barney  Muni  Funds   (the "Fund")  are offered currently
with a  choice of    thirteen   Portfolios,   the   National Portfolio,  the
Limited Term Portfolio, the California Portfolio, the California Limited Term Portfolio, the Florida Portfolio, the Florida Limited Term Portfolio, the Georgia Portfolio, the New York Portfolio, the New Jersey Portfolio, the Ohio Portfolio, the Pennsylvania Portfolio, the California Money Market Portfolio and the New York Money Market Portfolio (collectively referred
to as "Portfolios"     and     individually      as "Portfolio"):

     The National Portfolio and the Limited Term Portfolio each seeks as high a level of income exempt from Federal income taxes as is consistent with prudent investing.

     The California Portfolio and the California Limited Term Portfolio each seek as high a level of income exempt from Federal income taxes and from California personal income taxes as is consistent with prudent investing.

     The   Florida  Portfolio  and  the Florida   Limited  Term  Portfolio each
     seek to pay its shareholders as high a level of income exempt from Federal income taxes as is consistent with prudent investing.

     The  Georgia  Portfolio  seeks  as high a level of income exempt from
     Federal  income  taxes  and   from Georgia  personal income taxes  as is
     consistent   with    prudent investing.

     The  New  York Portfolio seeks  as high a level of income exempt from
     Federal income taxes and from New York   State  and  New  York  City
     personal income  taxes   as   is consistent with prudent investing.

     The New Jersey Portfolio seeks to pay its shareholders as high a level of income exempt from both Federal income taxes and New Jersey personal income taxes as is consistent with prudent investing.

     The Ohio Portfolio seeks to pay its shareholders as high a level of income exempt from both Federal income taxes and Ohio personal income taxes as is consistent with prudent investing.

     The Pennsylvania Portfolio seeks to pay its shareholders as high a level of income exempt from both Federal income taxes and Pennsylvania personal income taxes as is consistent with prudent investing.

     The California   Money   Market Portfolio seeks to provide  income
     exempt  from Federal income  taxes and   from   California   personal
     income taxes from a portfolio of high quality short-term municipal obligations selected for liquidity and stability.

     The    New   York   Money    Market Portfolio  seeks  to  provide   its
     shareholders with income exempt from both Federal income taxes and New York State and New York City personal income taxes from a portfolio of high quality short- term New York municipal obligations selected for liquidity and stability.


The National Portfolio, California Portfolio, Florida Portfolio, Georgia Portfolio, New York Portfolio, New Jersey Portfolio, Ohio Portfolio and Pennsylvania Portfolio each offer four classes of shares: Class A, Class B, Class C and Class Y. The Limited Term Portfolio, California Limited Term Portfolio and Florida Limited Term Portfolio each offer three classes of shares: Class A, Class C and Class Y. Class A shares are sold to investors with an initial sales charge and Class B and Class C shares are sold without an initial sales charge but with higher ongoing expenses and a Contingent Deferred Sales Charge ("CDSC") payable upon certain redemptions. Class Y shares are sold without an initial sales charge and
are  available only  to  investors investing  a  minimum  of $5,000,000.   The
California  Money   Market Portfolio  and  the  New  York  Money  Market
Portfolio each offer two classes of shares: Class A and Class Y. Class A shares of each of the California Money Market and New York Money Market Portfolios are sold without an initial sales charge. These alternatives are
designed   to  provide  investors  with   the flexibility  of selecting an
investment best suited to his or her needs based on the amount of purchase, the length of time the investor expects to hold the shares and other circumstances.

This   Statement  of  Additional  Information ("SAI")  is not a prospectus.  It is intended to provide more detailed information about the Fund as well as matters already discussed in each Prospectus and therefore should be read in conjunction with the appropriate Prospectus which may be obtained from the Fund or a Smith Barney Financial Consultant.

                                 TABLE OF CONTENTS




                                                                          Page

Trustees and Officers                                                      4
Additional Information Regarding Investment Policies                       6
Additional Tax  Information                                               10
Investment Restrictions                                                   11
Performance  Information                                                  13
Valuation  of  Shares                                                     16
The Management Agreement                                                  17
Distribution                                                              20
Custodian                                                                 20
Independent  Auditors                                                     20
The  Fund                                                                 21
Voting  Rights                                                            22
Financial  Statements                                                     25
Appendix A                                                                26
Appendix B                                                                29
Appendix C                                                                38
Appendix D                                                                49
Appendix E                                                                54
Appendix F                                                                59
Appendix G                                                                61
Appendix H                                                                63

                                 TRUSTEES AND OFFICERS

*JESSICA BIBLIOWICZ, Trustee and President
Executive Vice President of Smith Barney Inc. ("Smith Barney"), President of forty investment companies associated with Smith Barney and Trustee of twelve investment companies associated with Smith Barney; prior to January, 1994, Trustee of Sales and Marketing of Prudential Mutual Funds; Prior to September, 1991, Assistant Portfolio Manager for Shearson Lehman Brothers; 35.

RALPH D. CREASMAN, Trustee
Retired,  4 Moss Hammock Lane, The  Landings, Skidaway  Island,  Savannah,
Georgia  31411.  Trustee   of  ten  ten investment  companies associated  with
Smith Barney.   Inc.("Smith Barney" )(see  below).  Formerly,  Chairman,
President  and  Chief  Executive  Officer of Lionel  D.   Edie  &  Co., Inc.
(investment counselors), Chairman of Edie International S.A. and President and Trustee of Edie Ready Assets Trust, Fundamerica of Japan, Edie Special Growth Fund and Edie Capital Fund; 73.

JOSEPH H. FLEISS, Trustee
Retired,  3849 Torrey Pines Blvd.,  Sarasota, Florida 34238.    Trustee   of
ten   ten investment  companies associated  with Smith Barney.   Formerly,
Senior Vice President  of Citibank,   Manager   of Citibank's    Bond
Investment Portfolio and Money Management Desk and a Trustee of Citicorp Securities Co., Inc.Inc; 77.

DONALD R. FOLEY, Trustee
Retired,   3668  Freshwater  Drive,  Jupiter, Florida 33477.    Trustee   of
ten   ten investment  companies associated  with Smith Barney.   Formerly, Vice
President  of  Edwin Bird  Wilson, Incorporated (advertising);  72.

PAUL HARDIN, Trustee
Retired, 60134 Davie Street, Chapel Hill,  N.  C.  27514.   Trustee   of
twelve investment  companies associated  with Smith Barney;   and   a
Trustee  of   The   Summit Bancorporation.  Formerly, Chancellor of  the
University of North Carolina at Chapel  Hill; 63.

FRANCIS P.. MARTIN, Trustee
Practicing  physician,  2000  North   Village Avenue,  Rockville Centre,  New
York  11570.  Trustee   of  ten  investment  companies associated  with
Smith  Barney.    Formerly, President of  the  Nassau Physicians'  Fund, Inc.;
70 70.

*HEATH B. MCLENDON, Chairman of the Board and Chief Executive Officer
Managing Trustee of Smith Barney; Trustee  of forty-one   investment companies
associated with Smith Barney; President of Smith Barney Mutual Fund Management Inc. ("SBMFM" or the "Manager"); Chairman of Smith Barney Strategy Advisers Inc.; prior to July 1993, Senior Executive Vice President of Shearson Lehman Brothers, Inc.; Vice Chairman of Shearson Asset Management; 61.

RODERICK C. RASMUSSEN, Trustee
Investment   Counselor,  81  Mountain   Road, Verona, New Jersey 07044.
Trustee of ten investment  companies associated with  Smith Barney.
Formerly, Vice President of Dresdner and Company Inc.  (investment counselors);
68.

_______________
*Designates an "interested person" as defined in the Investment Company Act of 1940 whose business address is 388 Greenwich Street, New York, NY
10013388 Greenwich Street, New York,   NY   10013.   Such  person   is   not
separately  compensated as a Fund officer  or Trustee.

JOHN P. TOOLAN, Trustee
Retired,  13 Chadwell Place, Morristown,  New Jersey, 07960.  Trustee of ten
investment companies   associated  with  Smith Barney.  Formerly,  Trustee
and  Chairman  of   Smith Barney Trust Company, Trustee of Smith Barney
Holdings Inc. and the Manager and Senior Executive Vice President, Trustee and Member of the Executive Committee of Smith Barney; 64.

C. RICHARD YOUNGDAHL, Trustee
Retired,  339 River Drive, Tequesta,  Florida 33469.    Trustee   of  ten  ten
investment companies   associated  with Smith   Barney.  Formerly Chairman of
the Board of Pensions of the Lutheran Church in America and Chairman of the Board and Chief Executive Officer of Aubrey G. Lanston & Co. (dealers in U.S. Government securities) and President of the Association of Primary
Dealers   in   U.S.  Government Securities;79.

*LEWIS E. DAIDONE, Senior Vice President  and Treasurer
Managing Trustee of Smith Barney; Senior Vice President and Treasurer of forty-one investment companies associated with Smith Barney, and Trustee and Senior Vice President of the Manager; 37.

*PETER   M. COFFEY,  Vice   President  and Investment Officer
Managing   Director  of Smith   Barney   and Portfolio  Manager.  Prior to
August, 1993, Managing Director and Portfolio Manager of Shearson Lehman Brothers Inc. Managing Trustee of Smith Barney and Vice President of the
Manager and three investment companies   associated  with  Smith   Barney;
51.

*LAWRENCE   MCDERMOTT,  Vice  President  and Investment Officer
Managing Trustee of Smith Barney and Vice President of the Fund and eleven investment companies associated with Smith Barney; 47.

*KAREN  LIN MAHONEY-MALCOMSON, Vice President and Investment Officer
Vice President of Smith Barney and the Fund and ten investment companies associated with Smith Barney; 37.

*THOMAS M. REYNOLDS, Controller
Trustee of Smith Barney and Controller of the Fund    and   eleven   investment
companies associated with Smith Barney; 34.

*IRVING P. DAVID, Controller
Vice President of Smith Barney and Controller of the   Fund  and  thirty-five
investment companies   associated  with  Smith Barney.  Formerly   Assistant
Treasurer   of   First Investment Management Company; 34.

*CHRISTINA T. SYDOR, Secretary Managing   Trustee   of  Smith   Barney   and
Secretary  of forty-one  investment companies   associated  with Smith
Barney; Secretary and  General  Counsel  of  the Manager; 44.

_______________________
*   Designates an  "interested  person"   as defined in the Investment Company
Act of 1940 whose   business  address  is  388  Greenwich Street,  New York, NY
10013 is 388 Greenwich Street, New York, NY 10013. Such person is not separately compensated as a Fund officer or Trustee.

The  following  table shows   the compensation  paid  by  the  Fund   to   each
director during the Fund's last fiscal year. None of the officers of the Fund recieved any compensation from the Fund for such period. Officers and interested directors of the Fund are compensated by Smith Barney.

                                 COMPENSATION TABLE

                                                                                             Total
                                                    Pension or         Compensation         Number of
                                                    Retirement          from Fund           Funds for
                               Aggregate        Benefits Accrued         and Fund         Which Trustee
                             Compensation         as part of             Complex          Serves Within
Name of Person                from Fund           Fund Expenses      Paid to Trustees      Fund Complex

Jessica Bibliowicz(*)           $ 0                     $0              $ 0                     12
Ralph D. Creasman            11,396.00                   0            51,500.00                 10
Joseph H.  Fleiss            11,196.00                   0            50,900.00                 10
Donald R.  Foley             11,396.00                   0            51,500.00                 10
Paul Hardin                   6,698.00                   0            27,800.00(**)             12(**)
Francis P.  Martin           11,396.00                   0            51,500.00                 10
Heath B.  McLendon(*)             0                      0                0                     41
Roderick C.  Rasmussen       11,396.00                   0            51,500.00                 10
John P. Toolan               11,396.00                   0            51,500.00                 10
C. Richard Youngdahl         11,396.00                   0            51,500.00                 10



(*)  Designates an "interested Trustee."
(**) Reflects the compensation paid to Dr. Hardin and the number of funds within the Fund Complex for which Dr. Hardin serves as a Trustee as of the date of this Statement of Additional Information. For the fiscal year ended December 31, 1994, Mr. Hardin served as a Trustee of 25 funds within the Fund Complex and was paid $96,400.

 On  July 1, 1995 Trustees and officers  owned in   the  aggregate  less
than  1%  of   the outstanding shares of the Fund.

                ADDITIONAL INFORMATION REGARDING INVESTMENT POLICIES

In general, municipal obligations are debt obligations (bonds or notes) issued by or on behalf of states, territories and possessions of the United States and their political subdivisions, agencies and instrumentalities the interest on which is exempt from Federal income tax in the opinion of bond counsel to the issuer. Municipal obligations are issued to obtain funds for various public purposes that enhance the quality of life, including the
construction of a wide range  of  public facilities,   such   as  airports,
bridges, highways,     housing     hospitals,     mass transportation, schools,
streets, water and sewer works and gas and electric utilities. They may also be issued to refund outstanding obligations, to obtain funds for
general operating  expenses, or to  obtain  funds  to loan   to   other  public
institutions   and facilities and in anticipation of the receipt of   revenue
or  the  issuance   of   other obligations.    In   addition,    the    term
"municipal   obligations"  includes   certain types  of industrial development
bonds issued by  public  authorities to  obtain  funds  to provide various
privately-operated facilities for   business  and  manufacturing,  housing,
sports,  convention or trade show facilities, airport,  mass  transit,  port
and   parking facilities,  air  or water pollution  control facilities, and certain facilities for water supply, gas, electricity or sewerage or solid waste disposal.

The   two   principal   classifications    of municipal     obligations    are
"general obligation"    and    "revenue."      General obligations   are
secured  by  a   municipal issuer's  pledge of its full  faith,  credit, and taxing power for the
payment of principal and   interest.    Revenue obligations   are payable
only from the revenues derived from a particular facility or class of facilities or, in some cases, from the proceeds of a special excise tax or
other specific revenue source.    Although  industrial development bonds
("IDBs")  are  issued  by   municipal authorities,  they are generally  secured
by the  revenues  derived from payments  of  the industrial   user.   The
payment   of   the principal  and interest on IDBs is  dependent solely  on the ability of the user of the facilities financed by the bonds to meet its financial obligations and the pledge, if any, of real and personal property so
financed as security  for  such payment.  Currently,  the majority   of   each
Portfolio's   municipal obligations are revenue bonds.

For    purposes   of   diversification    and concentration  under the
Investment  Company Act  of  1940 (the "Act"), the identification of   the
issuer  of  municipal  obligations depends  on the terms and conditions  of the obligation. If the assets and revenues of an agency, authority, instrumentality or other political subdivision are separate from those of the government creating the subdivision and the obligation is backed only by the assets and revenues of the subdivision, such subdivision is regarded as the sole issuer. Similarly, in the case of an industrial development
revenue  bond  or  a   pollution control  revenue bond, if the bond is  backed
only  by  the  assets  and  revenues  of  the nongovernmental   user,  the
nongovernmental user  is regarded as the sole issuer.  If  in either   case
the  creating  government   or another entity guarantees an obligation,  the
guaranty is regarded as a separate security and treated as an issue of such guarantor.

Among the types of short-term instruments in which each Portfolio may invest are floating or variable rate demand instruments, tax- exempt commercial paper (generally having a maturity of less than nine months), and other types
of notes generally having maturities of less   than   three  years,   such   as
Tax Anticipation   Notes,  Revenue   Anticipation Notes, Tax and Revenue
Anticipation Notes and Bond Anticipation Notes. Demand instruments usually have an indicated maturity of more than one year, but contain a demand
feature that   enables  the  holder  to  redeem   the investment  on no more
than 30 days' notice; variable rate demand instruments provide for automatic establishment of a new interest rate on set dates; floating rate demand instruments provide for automatic adjustment of their interest rates whenever some other specified interest rate changes (e.g., the prime
rate).   Each Portfolio  may  purchase participation interest in variable rate
tax- exempt   securities   (such   as   Industrial Development    Bonds)
owned    by    banks.  Participations are frequently  backed  by  an
irrevocable letter of credit or guarantee of a bank that the Manager has determined meets the prescribed quality standards for the Portfolio.
Participation interests  will  be purchased   only,   if  management   believes
interest income on such interests will be tax- exempt  when  distributed  as
dividends   to shareholders.

Investments in participation interests in variable rate tax-exempt securities (such as IDBs) purchased from banks give the purchaser an undivided interest in the tax-exempt security in the proportion that the Portfolio participation interest bears to the total principal amount of
the tax-exempt  security with    a    demand    repurchase    feature.
Participation interest are frequently  backed by   an  irrevocable  letter  of
credit   or guarantee  of a bank that the Manager,  under the   supervision
of  the   Trustees,   has determined   meets  the  prescribed   quality
standards  for the Portfolio .   A  Portfolio has the right to sell the
instrument back to the bank and draw on the letter of credit on demand on seven days' notice or less, for all or any part of the Portfolio's participation interest in the tax-exempt security, plus accrued interest. Each Portfolio intends to exercise the demand under the letter of credit only (1) upon a default under the terms of the documents of the tax-exempt security, (2) as needed to provide liquidity in order to meet redemptions, or (3) to maintain a high quality investment portfolio. Banks will retain a service and letter of credit fee and a fee for issuing
repurchase comments in an amount equal to the excess  of the   interest   paid
on   the   tax-exempt securities over the negotiated yield at which the
instruments   were   purchased   by   a Portfolio.   The  Manager  will
monitor  the pricing,   quality  and  liquidity   of   the variable rate demand
instruments held by each Portfolio, including the IDBs supported by bank letters of credit or guarantees, on the basis of published financial information, reports of rating agencies and other bank analytical services to which the Manager may subscribe.

The   yields  on  municipal  obligations  are dependent  on a variety of factors, including general market conditions, supply and demand, general conditions of the municipal market, size of a particular offering, the
maturity of  the  obligation  and the  rating  of  the issue.   The  rating  of
Moody's  Investment Service,   Inc.   and   Standard   &   Poor's Corporation
represent their opinion as to the quality  to  the  municipal obligations  that
they   undertake  to  rate.   It  should   be emphasized,  however, that such
ratings are general and are not absolute standards of quality. Consequently, municipal obligations with the same maturity, coupon and rating may have different yields when purchased in the open market, while municipal obligations of the same maturity and coupon with different ratings may have the same yield.

Municipal obligations purchased on a when- issued basis as well as the securities held in each Portfolio are generally subject to similar changes
in market value  based  upon the     public's    perception     of     the
creditworthiness of the issuer and changes in the level of interest rates (i.e., both experiencing appreciation when interest rates decline and
depreciation when interest  rates rise).   Therefore, to the extent a Portfolio
remains substantially fully invested at the same time that it has purchased securities on a when-issued basis, there will be a greater possibility that
the  market  value  of   a Portfolio's     assets    will     fluctuate.
Purchasing a tax-exempt security on  a  when- issued  basis  involves  the risk  that  the yields  available  in  the  market  when  the delivery takes
place may be higher than those obtained  on  the security so  purchased.   A
separate account of each Portfolio consisting of  cash or liquid high-grade
debt securities equal   to  the  amount  of  the  when-issued commitments  will
be established with the Custodian and marked-to-market daily, with additional cash or liquid high-grade debt securities added when necessary. When the time comes to pay for when-issued securities, the Portfolios will meet their respective obligations from then available cash flow, sale of
securities  held  in  the  separate account,   sale   of  other  securities
or, although they would not normally expect to do so,   from   the  sale  of
the   when-issued securities themselves (which may have a value greater   or
lesser than the Portfolios' payment obligations). Sale of securities to meet such obligations carries with it a greater potential for the
realization  of capital  gain,  which  is  not  exempt   from Federal    income
tax   (see    "Dividends, Distributions and Taxes" in the Prospectus).

Each Portfolio, other than the California Money Market Portfolio and the New York Money Market Portfolio, may invest in municipal bond index
futures contracts or  in  listed contracts    based    on   U.S.    Government
securities.   Such investments will  be  made solely  for  the  purpose of hedging against changes in the value of portfolio securities due to anticipated changes in interest rates and market conditions, and not for purposes of speculation. The acquisition or sale of a futures contract could
enable  the  Fund  to protect    a    Portfolio's    assets    from
fluctuations    in   rates   on    tax-exempt securities without actually
buying or selling securities. The municipal bond index futures contract is based on an index of long-term, tax-exempt municipal bonds. The "contract" obligates the buyer or seller to take or make delivery, respectively, of an amount of cash equal to the difference between the value of the index upon liquidation of the "contract" and the price at which the index contract was originally purchased or sold. In connection with the use of futures contracts as a hedging device, there can be no assurance that there will be a precise or even a positive correlation between price movement in the futures contracts with that of the municipal bonds that are the subject of the hedge, consequently, a Portfolio may realize a profit on a futures contract that is less than the loss in the price of the municipal bonds being hedged or may even incur a loss. A Portfolio also may not be able to close a futures position in the event of adverse price movements
or in the event  an  active market   does  not  exist  for  the   hedging
contract on the exchange or board of trade on which the contract is traded.
The successful use of these investments is dependent on the ability of the Manager to predict price or interest rate movements or the correlation of futures and cash markets, or both.

Each  Portfolio may invest in securities  the disposition of which is subject
to  legal  or contractual   restrictions.   The   sale   of restricted
securities  often  requires  more time  and  results in higher dealer discounts
or  other selling expenses than does the sale of   securities  that  are  not
subject   to restrictions    on    resale.      Restricted securities  often
sell at a price lower than similar securities that are not subject to restrictions on resale.

Securities may be sold in anticipation of a market decline (a rise in interest rates) or purchased in anticipation of a market rise (a decline in interest rates). In addition, a security may be sold and another purchased at
approximately the same time to take advantage of   what  the  Manager  believes
to  be   a temporary  disparity  in  the  normal   yield relationship between
the two securities. The Fund believes that, in general, the secondary market for tax-exempt securities in each of the Fund's Portfolios may be less liquid than that for taxable fixed-income securities. Accordingly, the ability of a Portfolio to make purchases and sales of securities in the foregoing
manner  may  be  limited.    Yield disparities   may  occur  for   reasons
not directly related to the investment quality of particular issues or the general movement of interest rates, but instead due to such factors as changes in the overall demand  for or  supply  of  various types  of
tax-exempt securities   or  changes  in  the  investment objectives of
investors.

Portfolio turnover rate for a fiscal year is the ratio of the lesser of purchases or sales (including maturities and calls) of portfolio securities to the monthly average of the value of portfolio securities including long-term U.S. Government securities but excluding securities with maturities at acquisition of one year or less. The Fund effects portfolio transactions with  a view towards  attaining the  investment  objective of each  Portfolio
and is not limited to a predetermined rate of portfolio   turnover.    A   high
portfolio turnover  results in correspondingly  greater transaction costs.  The
Fund anticipates that each   Portfolio's   annual   turnover   rate generally
will not exceed 100%.

Though not obligated to do so, the Fund will normally provide upon request a listing of portfolio holdings as of a recent date.

         ADDITIONAL TAX INFORMATION Capital gain distributions, if any, are taxable to shareholders, and are declared and paid at least annually. At March 31, 1995 the unused capital loss carryovers of the Fund by
Portfolio  were  approximately   as follows:  National Portfolio, $5,911,171;
New York     Portfolio,    $1,310,119,    Florida Portfolio,  $313,998, New
Jersey, $999,309, Limited Term Portfolio, $5,131,067, Georgia Portfolio, $36,179, Ohio Portfolio $28,813, Pennsylvania Portfolio, $114,695, California
Limited  Term Portfolio, $188,158 and Florida Limited   Term   Portfolio,
$514,327.    For Federal  income  tax purposes theses  amounts are  available
to be applied against  future securities  gains,  if  any,  realized.   The
carryovers expire as follows:

                                                                March 31,
PORTFOLIO              1997      1998     1999     2000     2001      2002  2003 (in thousands)

National                --        --      --        --        --         --    $ 5911
California              --        --      --        --        --         --        --
Florida                 --        --      --        --        --         --        314
New Jersey              --        --      --        --        --         --        999
New York                $427     $ 79     --        --        --         --        804
Georgia                  --       --      --        --        --         --         36
Ohio                     --       --      --        --        --         --         29
Pennsylvania             --       --      --        --        --         --        115
Limited Term             --       --      --      $ 450     $ 196        --      4,485
California Limited Term  --       --      --        --        --         --        188
Florida Limited Term    --        --      --        --        --        $ 2        512


Generally, interest on municipal obligations is exempt from Federal income tax. However, interest on municipal obligations that are considered to be industrial development bonds (as defined in the Internal Revenue Code (the
"Code"),  will  not  be exempt  from  Federal income   tax  to  any
shareholder   who   is considered to be a "substantial user" of  any facility
financed by the proceeds of suSh obligations (or a "related person" to such "substantial user" as defined in the Code).

In    addition,    interest   on    municipal obligations  may  subject certain
investors' Social Security benefits to Federal income taxation. Section 86 of the Internal Revenue Code provides that the amount of Social Security benefits includable in gross income for a taxable year is the lesser of (a) one- half of the Social Security benefits or (b) one-half of the amount by which the sum of "modified adjusted gross income" plus one- half of the Social Security benefits exceeds a "base amount." The base amount is $25,000 for unmarried taxpayers, $32,000 for married taxpayers filling a joint return and zero for married taxpayers not living apart who file separate returns. Modified adjusted gross income is adjusted gross income determined without regard to certain otherwise allowable deductions and exclusions from gross
income, plus   tax-exempt   interest   on   municipal obligations.   To  the
extent  that   Social Security  benefits  are  included  in   gross income they
will be treated as any other item of gross income and therefore may be taxable. Tax-exempt interest is included in modified adjusted gross income solely for the purpose of determining what portion, if any, of Social Security
benefits will be included  in gross   income;   no   tax-exempt   interest,
including that received from the Fund, will be subject to Federal income tax for most investors.

Additionally, the Tax Reform Act of 1986 (the "Tax Reform Act") provides that interest on certain municipal obligations (i.e. certain private activity bonds) issued after August 7, 1986 will be treated as a preference item for purposes of both the corporate and individual alternative minimum tax. Under Treasury regulations, that portion of the Portfolio's exempt-interest dividend which is to be treated as a preference item for shareholders
will   be   based    on    the proportionate share of the interest  received by
the Portfolio from the specified private activity bonds. In addition, the Tax Reform Act provides generally that tax preference items for corporations for 1987-1989 will include one-half the amount by which adjusted net book income (which would include tax- exempt interest) of the taxpayer exceeds the alternative  minimum taxable  income  of  the taxpayer  before  any  amount
is  added   to alternative minimum taxable income because of this preference.

A   similar   provision  based  on   adjusted earnings and profits would apply
after 1989. Investors should consult their tax advisors before investing in shares of the Fund.

From  time  to  time, proceedings  have  been introduced before Congress for
the purpose of restricting or eliminating the Federal income tax   exemption
for interest on municipal obligations. It may be expected that similar proposals may be introduced in the future. If such proposals were to be enacted, the ability of the Fund to pay "exempt interest" dividends could be
adversely affected and the Fund  would  then  need  to  reevaluate   its
investment   objectives  and   policies   and consider changes in its
structure.




                           INVESTMENT RESTRICTIONS

The    Fund   has   adopted   the   following restrictions  as  fundamental
policies that cannot be changed without approval by the holders of a majority of the outstanding voting securities of each Portfolio affected by the matters as defined in the Investment Company Act of 1940 (see "Voting Rights").

Without the approval of a majority of their outstanding voting securities, the National Portfolio and the New York Portfolio each may not:

(1)  Borrow  money,  except  from  banks  for temporary   purposes  (such  as
facilitating redemptions or for extraordinary or emergency purposes) in an amount not to exceed 10% of the value of its total assets at the time the borrowing is made (not including the amount borrowed) and no investment will be made while borrowing exceeds 5% of total assets; (2) Mortgage or pledge any of its assets, except to secure borrowings permitted under (1) above; (3) Invest more than 25% of total assets taken at market value in any one industry, except that Municipal Obligations and securities of the U.S. Government, its agencies and instrumentalities and Municipal Obligations of New York State with respect to the New York Portfolio are not considered an industry for purposes of this limitation; (4) The National Portfolio may not with respect to 75% of the value of its total assets, purchase
securities  of   any   issuer   if immediately thereafter more than 5% of
total assets at market value would be invested in the securities of any issuer (except that this limitation does not apply to obligations issued or guaranteed as to principal and interest either by the U.S. Government or its agencies or instrumentalities or by New York State or its political
subdivisions  with respect  to  the  New  York  Portfolio);  (5) Invest   in
securities  issued   by   other investment companies, except as  permitted by
Section 12(d)(1) of the Investment Company Act of 1940 or in connection with a merger, consolidation, acquisition or reorganization; (6) Purchase or hold any real estate, except that a Portfolio may invest in securities secured by real estate or interest therein or issued by persons (other than real estate investment trusts) who deal in real estate or interests therein; (7) Purchase
or  hold  the securities   of  any  issuer,   if   to   its knowledge, Trustees
or officers of  the  Fund individually  owning beneficially more  than .5%  of
the securities of that issuer own  in the   aggregate   more than   5%   of
such securities; (8) write or purchase  put,  call straddle or   spread
options;   purchase securities  on  margin or sell  "short";  (9) Underwrite
the securities of other  issuers; (10)   Purchase   or  sell commodities   and
commodity   contracts,   except   that   each Portfolio  may invest in or  sell
municipal bond index future contracts; provided that immediately thereafter not more than 33 1/3% of its net assets would be hedged or the amount of margin deposits on the Portfolio's existing futures contracts would not exceed 5% of the value of its total assets; or (ii) Make loans, except to the extent the purchase of bonds or other evidences of indebtedness or the entry into repurchase agreements or deposits with banks, including the Fund's Custodian, may be considered loans (and the Fund has no present intention of entering into repurchase agreements).

Without the approval of a majority of its outstanding voting securities, the Limited Term Portfolio, the California Portfolio, the New Jersey Portfolio, the Florida Portfolio, the California Limited Term Portfolio, the Florida Limited Term Portfolio, the Georgia Portfolio, the Pennsylvania Portfolio and the Ohio Portfolio each may not:

(1)  Borrow  money,  except  from  banks  for temporary   purposes  (such  as
facilitating redemptions or for extraordinary or emergency purposes) in an amount not to exceed 10% of the value of its total assets at the time the borrowing is made (not including the amount borrowed) and no investments will be made while borrowing exceed 5% of total assets; (2) Mortgage or pledge any of its assets, except to secure borrowings permitted under (1) above; (3) Invest more than 25% of total assets taken at market value in any one industry; except that Municipal Obligations and securities of the U.S. Government, its agencies and instrumentalities and Municipal Obligations
of California with respect to the California   Portfolio  and  the   California
Limited Term Portfolio, Municipal Obligations of  New Jersey with respect to
the New Jersey Portfolio,  Municipal Obligations of  Georgia with   respect  to
the  Georgia   Portfolio, Municipal  Obligations of  Pennsylvania  with respect to the Pennsylvania Portfolio and Municipal Obligations of Florida with respect to the Florida Portfolio and the Florida Limited Term Portfolio are not considered an industry for purposes of this limitation; (4) Purchase
or hold any real estate, except that the   Portfolio  may  invest  in
securities secured by real estate or interests therein or issued by persons (other than real estate investment trusts) which deal in real estate or
interests therein; (5) Write or  purchase put,   call,  straddle  or  spread
options; purchase   securities  on  margin   or   sell "short";  (6)
Underwrite the  securities  of other   issuers:   (7)   Purchase   or   sell
commodities  and commodity contracts,  except that  the  Portfolio may invest
in  or  sell municipal   bond  index  futures   contracts, provided that
immediately thereafter not more than 33 1/3% of its net assets would be hedged or the amount of margin deposits on the Portfolio's existing futures contracts would not exceed 5% of the value of its total assets; or
(8) Make loans,  except  to  the extent   the  purchase  of  bonds  or   other
evidences  of indebtedness or the entry  into repurchase agreements or deposits
with banks, including  the  Funds'  Custodian,   may   be considered loans.


Without the approval of a majority of its outstanding voting securities, the California Money Market Portfolio and the New York Money Market Portfolio each may not:

(1)   Borrow  money, except  from  banks  for temporary   purposes  (such  as
facilitating redemptions or for extraordinary or emergency purposes) in an amount not to exceed 10% of the value of its total assets at the time the borrowing is made (not including the amount borrowed) and no investments
will  be  made while  borrowings exceed 5% of total  assets; (2)   Mortgage or
pledge any of its assets, except to secure borrowings permitted under (1) above; (3) Invest more than 25% of total assets taken at market value in any one industry; except that Municipal Obligations and securities of the U.S. Government, its agencies and instrumentalities and Municipal Obligations
of California with respect to the California   Money   Market   Portfolio   and
Municipal   Obligations  of  New  York   with respect   to   the  New  York
Money   Market Portfolio are not considered an industry  for purposes of this
limitation; (4)  Purchase or hold   any  real  estate,  except  that   the
Portfolio may invest in securities secured by real estate or interests therein
or issued by persons  (other  than real estate  investment trusts)   which
deal  in  real   estate   or interests  therein; (5)   Write  or  purchase put,
call,  straddle  or  spread   options; purchase   securities  on  margin   or
sell "short";  (6)   Underwrite the securities  of other   issuers;   (7)
Purchase   or   sell commodities and commodity contracts;  or  (8) Make loans, except to the extent the purchase of bonds or other evidences of indebtedness or the entry into repurchase agreements or deposits with banks, including the Fund's Custodian, may be considered loans.

In   order  to  comply  with  certain   state statutes and policies, none of
the Portfolios will, as a matter of operating policy:

(1)   Purchase  oil,  gas  or  other  mineral leases,   rights  or  royalty
contracts   or exploration  or development programs,  except that   each
Portfolio  may  invest  in   the securities  of issuers which operate,  invest
in, or sponsor such programs; (2) invest more than   5%   of  their  assets  in
unseasoned issuers, including their predecessors, which have been in operation for less than three years.

The  foregoing percentage restrictions  apply at   the  time  an  investment
is  made;   a subsequent increase or decrease in percentage may  result  from changes in  values  or  net assets.




                      PERFORMANCE INFORMATION

From  time  to  time,  in advertisements  and other   types   of  sales
literature,   each Portfolio may compare its performance to that of other
mutual funds with similar investment objectives,   to   appropriate   indices
or rankings  such  as those compiled  by  Lipper Analytical   Services,  Inc.
or   to   other financial alternatives.

Each Portfolio, other than the California Money Market Portfolio and the New York Money Market Portfolio, computes the average annual total return during specified periods that would equate the initial amount invested to
the   ending   redeemable   value   of   such investment  by  adding one  to
the computed average annual total return, raising the sum to a power equal to the number of years covered by the computation and multiplying the
result  by  one thousand  dollars  which represents    the    hypothetical
initial investment.     The    calculation    assumes deduction  of the maximum
sales charge from the initial amount invested and reinvestment of all income dividends and capital gains distributions on the reinvestment dates
at prices   calculated   as   stated   in    the Prospectus.  The ending
redeemable  value  is determined  by assuming a complete redemption at  the
end of the period(s) covered by  the average   annual  total  return
computation.  Such  standard  total return information  may also  be
accompanied with nonstandard  total return   information  for  differing
periods computed in the same manner but without annualizing the total return or taking sales charges into account.

 Each Portfolio's average annual total return with respect to its Class A Shares for the one-year period, five-year period, if any, and for the life of the Portfolio ended March 31, 1995 is as follows:

PORTFOLIO         One Year    Five Years   Life     Inception Date


National            2.10%       7.82%     7.60%      8/20/86

Limited  Term       3.64%       6.62%     6.82%      11/28/88

New  York           2.10%       7.86%     6.82%      1/16/87

California          2.22%       7.36%     6.33%      4/3/87

New  Jersey         2.38%        N/       7.97%      10/11/90

Florida             2.53%        N/A      6.93%      4/2/91

Georgia             N/A          N/A      2.04%      4/4/94

Ohio                N/A          N/A     (0.13%)     6/13/94

Pennsylvania        N/A          N/A      4.47%      4/4/94

Florida Ltd. Term   5.05         N/A      4.05%      4/27/93

Cal. Ltd. Term      3.79         N/A      3.17%      4/27/93



Each Portfolio's average annual total return with respect to its Class B Shares for the one-year period, five-year period, if any, and for the life of the Portfolio ended March 31, 1995 is as follows:

PORTFOLIO         One Year    Five Years   Life     Inception Date


National            N/A         N/A        5.61%          11/7/94

New  York           N/A         N/A        5.42%          11/11/94

California          N/A         N/A        4.68%          11/11/94

New  Jersey         N/A         N/A        6.36%          11/16/94

Florida             N/A         N/A        6.27%          11/16/94

Georgia             N/A         N/A       (1.56%)         6/15/94

Ohio                N/A         N/A       (1.17%)         6/14/94

Pennsylvania        N/A        N/A        (0.07%)         6/20/94

Each Portfolio's average annual total return with respect to its Class C Shares for a one- year period and the life of the Portfolio's Class C shares through March 31, 1995 is as follows:


PORTFOLIO         One Year    Five Years   Life     Inception Date


National            4.80%        N/A       5.48%       1/5/93

Limited  Term       4.51%        N/A       4.92%       1/5/93

New  York           4.66%        N/A       5.25%       1/8/93

California          4.80%        N/A       5.02%       1/5/93

New  Jersey         4.91%        N/A       5.10%       1/5/93

Florida             5.12%        N/A       5.50%       1/5/93

Georgia              N/A         N/A       4.11%       4/14/94

Ohio                 N/A         N/A       2.28%       6/14/94

Pennsylvania         N/A         N/A       7.14%       4/5/94

Florida Ltd. Term   5.84%        N/A       4.70%       5/4/93

Cal.  Ltd.  Term    4.56%        N/A       3.97%       5/18/93




Each Portfolio's average annual total return with respect to its Class Y Shares for the one-year period, five-year period, if any, and for the life of the Portfolio ended March 31, 1995 is as follows:


PORTFOLIO         One Year    Five Years   Life     Inception Date


National              N/A       N/A        N/A

Limited Term          N/A       N/A        N/A

New York              N/A       N/A        N/A

California            N/A       N/A        N/A

New Jersey            N/A       N/A        N/A

Florida               N/A       N/A        N/A

Georgia               N/A       N/A        N/A

Ohio                  N/A       N/A        N/A

Pennsylvania          N/A       N/A        N/A

Florida Ltd. Term     N/A       N/A        N/A

Cal.  Ltd.  Term     5.87%      N/A       3.22%       6/23/93


Each Portfolio's yield, other than for the California Money Market Portfolio and the New York Money Market Portfolio, is computed by dividing the net investment income per share earned during a specified thirty day period ending at month end by the maximum offering price per share on the last
day  of  such period   and   analyzing  the  result.    For purposes   of yield
calculation,   interest income  is  determined based on  a  yield  to maturity percentage for each long-term  debt obligation in the Portfolio; income or
short- term  obligations is based on current payment rate.   Yield information
may be accompanied with  information  on  tax  equivalent  yield computed  in
the same manner, with adjustment for  assumed  federal income tax rates.   No
taxable instruments are presently held by the Fund.

Each  Portfolio's  distribution  rate,  other than   for   the   California
Money   Market Portfolio  and  the  New  York  Money  Market Portfolio,  is
calculated by analyzing the latest income distribution and dividing the result by the maximum offering price per share as of the end of the period to which the distribution relates. The distribution rate is not computed in the same manner as, and therefore can be significantly different
from, the above described yield which will be computed   in   accordance  with
applicable regulations.   A  Portfolio  may  quote   its distribution  rate
together  with  the  above described  standard total  return  and  yield
information   in   its   supplemental   sales literature.   The  use of  such
distribution rates would be subject to an appropriate explanation of, among other matters, how the components of the distribution rate differ
from the above described yield.   California  Money  Market  Portfolio's
yield with respect to its Class A shares for the seven-day period ended March 31, 1995 was 3.39% (the effective yield was 3.45%) with an average
dollar-weighted portfolio maturity of 16.9   days;   the  New  York  Money
Market Portfolio's yield with respect to its Class A shares  for the seven-day
period ended  March 31,  1995 was 3.32% (the effective yield  was 3.38%)   with
an   average  dollar-weighted portfolio  maturity of 40.2 days.  From  time to time the California Money Market Portfolio and, the New York Money Market Portfolio may advertise their yield, effective yield and tax equivalent yield. These yield figures are based on historical earnings and are not intended to indicate future performance. The yield of each Portfolio refers to the net investment income generated by an investment in each Portfolio
over a specific seven-day period   (which   will  be  stated   in   the
advertisement).   This net investment  income is  then annualized.  The
effective yield  is calculated  similarly but,  when  annualized, the  income
earned by an investment  in  each Portfolio  is assumed to be reinvested.   The
effective yield will be slightly higher  than the  yield because of the
compounding  effect of   the   assumed  reinvestment.   The   tax equivalent
yield also is calculated similarly to the yield, except that a stated income tax rate is used to demonstrate the taxable yield necessary to produce an
after-tax   yield equivalent  to the tax-exempt yield  of  each Portfolio.

Performance information may be useful in evaluating a Portfolio and for providing a basis for comparison with other financial alternatives. Since the performance of each Portfolio changes in response to fluctuations in market conditions, interest rates and Portfolio expenses, no performance quotation should be considered a representation as to the Portfolio's performance for any future period.


                        VALUATION OF SHARES

The Prospectus states that the net asset value of each Portfolio's Classes of shares will be determined on any date that the New York Stock
Exchange ("NYSE") is  open.   The NYSE is closed on the following holidays: New
Year's   Day,  Washington's  Birthday,   Good Friday, Memorial Day,
Independence Day, Labor Day, Thanksgiving Day and Christmas Day.

The California Money Market Portfolio and the New York Money Market Portfolio use the "amortized cost method" for valuing portfolio securities pursuant to Rule 2a-7 under the Act (the "Rule"). The amortized cost method
of  valuation  of  a  Portfolio's  securities (including   any  securities
held   in   the separate account maintained for "when-issued" securities  --
See "Investment Objective  and Management     Policies"    and    "Portfolio
Management"   in  the  Prospectus)   involves valuing a security at its cost at
the time of purchase  and thereafter assuming a  constant amortization to
maturity of any  discount  or premium,   regardless  of   the   impact   of
fluctuating interest rates on the market value of the instrument. The market value of each Portfolio's securities will fluctuate on the basis of the creditworthiness of the issuers of such securities and with changes in
interest  rates  generally.   While  the amortized  cost method provides
certainty in valuation, it may result in periods during which value, as determined by amortized cost, is higher or lower than the price each
Portfolio  would  receive  if  it  sold   the instrument.  During such periods
the yield to investors   in  each  Portfolio  may   differ somewhat  from  that
obtained in a similar company that uses mark-to-market values for all its portfolio securities. For example, if the use of amortized cost resulted in a lower (higher) aggregate portfolio value on a particular day, a prospective investor in each Portfolio would be able to obtain a somewhat higher
(lower)  yield  than  would result   from  investment  in  such   similar
company, and existing investors would receive less (more) investment income. The purpose of this method of valuation is to attempt to maintain a constant net asset value per share, and it is expected that the price of each Portfolio's shares will remain at $1.00; however, shareholders should be
aware  that despite  procedures that will be followed  to have    a
stabilized   price,    including maintaining a maximum dollar-weighted average
portfolio maturity of 90 days, investing in securities that have or are deemed to have remaining maturities of only 13 months or less and investing in only United States dollar-denominated instruments determined by the Fund's Trustees to be of high quality with minimal credit risks and which are Eligible Securities (as defined below), there is no assurance
that at some  future  date there   will  not  be  a  rapid   change   in
prevailing interest rates, a default by an issuer or some other event that could cause each Portfolio's price per share to change from $1.00.

An  Eligible Security is defined in the  Rule to   mean  a  security  which:
(a)  has   a remaining  maturity  of  397  days  or  less; (b)(i) is rated in the two highest short-term rating categories by any two "nationally-recognized statistical rating organizations" ("NRSROs") that have issued a short-term rating with respect to the security or class of debt obligations of the issuer, or (ii) if only one NRSRO has issued a short-term rating with respect to the security, then by that NRSRO; (c) was a long-term security
at  the time of issuance whose issuer has outstanding a   short-term  debt
obligation   which   is comparable in priority and security and has a rating
as specified in clause (b) above;  or (d) if no rating is assigned by any NRSRO
as provided  in clauses (b) and (c)  above,  the unrated   security  is
determined   by   the Trustees to be of comparable quality  to  any such rated security.



                            THE MANAGEMENT AGREEMENT

Manager

The Management Agreement for each of the Fund's Portfolios, other than the California Money Market Portfolio and the New York Money Market
Portfolio,  provides  for  a   daily management fee at the annual rate of 0.45%
of the Portfolio's average net assets.

 On  April 27, 1994, the Trustees approved new management  agreements between the Fund, on behalf of each of the California Money Market Portfolio and the New York Money Market Portfolio (collectively the "Money
Market Portfolios"). The new management agreements were subsequently approved by shareholders at a meeting of held on September 2, 1994. The new management  agreements provide  for  the payment of an effective management fee
at  an annual   rate  based  on  each  Money Market Portfolio's  average  daily
net  assets   in accordance with the following schedule:

                      0.50% on the first $2.5 billion of net assets; 0.475% on the next $2.5 billion; and 0.45% on net assets in excess of $5 billion.

      Based on the current asset levels of each Money Market Portfolio, the effective management fee is 0.50%.

The new management agreements were proposed and approved in conjunction with the proposed acquisition (the "Acquisition") by each of the Money Market Portfolios of the assets of Smith Barney Shearson California Money Market Fund and Smith Barney Shearson New York Money Market Fund, respectively. As a result of the Acquisitions, it is expected that the level of assets of each Money
Market Portfolio will substantially  increase. The  new  management fee   would
result  in  the  same  effective management  fee  on each Portfolio's  current
net   assets  and  on  the  assets   expected immediately after the
Acquisitions. However, the management fee payable would be reduced as higher levels of assets are attained.

For the fiscal years ended March 31, 1993, 1994 and 1995, the management fee for each Portfolio was as follows:


Portfolio                1995            1994            1993

National             $ 1,918,961    $ 1,985,609    $ 1,493,308
Limited Term           1,351,567      1,339,152        944,993
California               773,229        823,356        638,950
New York                 373,385        334,878        233,445
New Jersey (a)           301,338        240,296        129,326
Florida (b)              484,744        505,761        311,509
California Money (c)   2,239,712        897,858        772,368
New York Money (d)     1,525,102        293,600        110,008
CA Ltd. Term (e)          --              --             N/A
FL Ltd. Term (f) (g)      12,445          --             N/A
Georgia (h)               --              N/A            N/A
Ohio (i)                  --              N/A            N/A
Pennsylvania (j)          --              N/A            N/A



(a) The Manager waived its management fee with respect to the New Jersey Portfolio's average daily net assets in excess of 0.30% of such Portfolio's average daily net assets for 1993.

(b) The Manager waived its management fee in excess of 0.035% of the Florida Portfolio's average daily net assets for the period April 1, 1992 through January 1, 1993.

(c) The Manager waived its management fee in excess of 0.03% of the California Money Market Portfolio's average daily net assets for the period from April 1, 1994 through March 31, 1995.

(d) The Manager waived its management fee in excess of 0.36% of the New York Money Market Portfolio's average daily net assets for the period from September 17,1992 through March 31, 1993.

(e) The Manager waived its entire management fee with respect to the California Limited Term Portfolio's average daily net assets for the period from April 27, 1993 through March 31, 1994.

(f) The Manager waived its entire management fee with respect to the Florida Limited Term Portfolio's average daily net assets for the period from April 27, 1993 through March 31, 1994.

(g) The Manager waived its management fee in excess of .069% of the Florida Limited Term Portfolio's average daily net assets for the period from April 1, 1994 through March 31, 1995.

(h) The Manager waived its entire management fee with respect to the Georgia Portfolio's average daily net assets for the period from April 4, 1994 through March 31, 1995.

(i) The Manager waived its entire management fee with respect to the Ohio Portfolio's average daily net assets for the period from June 13, 1994 through March 31, 1995.


(j)  The Manager waived its entire management fee   with   respect   to  the
Pennsylvania Portfolio's average daily net assets for the period from April 4, 1994 through March 31, 1995.


The Management Agreements further provide that all other expenses not specifically assumed by the Manager under the Management Agreement on behalf of each portfolio are borne by the Fund. Expenses payable by the Fund include, but are not limited to, all charges of custodians (including sums as custodian and sums for keeping books and for rendering other services to the Fund) and shareholder servicing agents, expenses
of preparing,  printing  and  distributing   all prospectuses,  proxy
material,  reports  and notices  to  shareholders,  all  expenses  of
shareholders'  and Trustees' meeting,  filing fees    and   expenses   relating
to    the registration and qualification of the  Fund's shares  and the Fund
under Federal  or  state securities   laws   and   maintaining    such
registrations  and qualifications  (including the  printing  of  the  Fund's
registration statements),  fees  of  auditors  and   legal counsel,   costs
of  performing   portfolio valuations,    out-of-pocket   expenses    of
Trustees and fees of Trustees who are not "interested persons" as defined in the Act, interest, taxes and governmental fees, a fees and commissions of every kind, expenses, of issue, repurchase or redemption of shares,
insurance   expense,  association  membership dues,  all other costs incident
to the Fund's existence and extraordinary expenses such  as litigation   and
indemnification   expenses.  Direct  expenses  of each  Portfolio  of  the
Fund,  including  but  not  limited  to   the management fee are charged to
that Portfolio, and  general  trust  expenses  are  allocated among the
Portfolios on the basis of relative net  assets.   The  Manager  has
voluntarily agreed to waive its fee with respect to each Portfolio to the extent it is necessary if in any fiscal year the aggregate expenses of the Portfolio, exclusive of taxes, brokerage, interest, payments of distribution fees and extraordinary expenses such as litigation costs, exceed the most restrictive expense limitation imposed by any state in which a Portfolio sells shares, if any.

                                   DISTRIBUTOR

The Fund, on behalf of each Portfolio, has adopted a plan of distribution pursuant to Rule 12b-1 (the "Plan") under the 1940 Act under which a service fee is paid by each class of shares (other than Class Y shares ) of
each   Portfolio  to  Smith  Barney   in connection with shareholder service
expenses. The service fee is equal to 0.15% of the average daily net assets of each class (the service fee payable by the Class A shares of the Money Market Portfolios is 0.10%). With respect to Class B and Class C shares
of each Portfolio,  Smith  Barney  is  also  paid   a distribution  fee,
pursuant  to  a  plan  of distribution adopted by each Portfolio.   See
"Distributor" in each applicable Prospectus.


                                 CUSTODIAN

All portfolio securities and cash owned by the Fund will be held in the custody of PNC Bank, National Association, 17th and Chestnut Streets, Philadelphia, Pennsylvania 19103.


                            INDEPENDENT AUDITORS
KPMG Peat Marwick LLP, 345 Park Avenue, New York, New York 10154, have been selected as independent auditors for the Fund for its fiscal year ending March 31, 1996 to report annually on their audit of the financial
statements   of  the  Fund  and  to perform required reviews of certain filings with  the Commission.

                                  THE FUND

The interest of a shareholder is in the assets and earnings of the Portfolio in which he or she holds shares. The Trustees have authorized the issuance of twenty series of shares, each representing shares in one of twenty separate Portfolios. Pursuant to such authority, the Trustees may also authorize the creation of additional series of shares and additional
classes of share  within  any series.   The investment objectives, policies and
restrictions  applicable  to  additional Portfolios  would  be  established
by   the Trustees  at  the  time such Portfolios  were established  and may
differ  from  those  set forth  in  the  Prospectuses  and  this   the
Statement of Additional Information.  In  the event  of  liquidation or
dissolution  of  a Portfolio  or  of  the  Fund,  shares  of   a Portfolio are
entitled to receive the  assets belonging   to   that   Portfolio    and    a
proportionate  distribution,  based  on   the relative   net   assets  of  the
respective Portfolios,   of  any  general   assets   not belonging  to  any
particular Portfolio  that are available for distribution.

The Declaration of Trust may be amended only by a "majority shareholder vote" as defined therein, except for certain amendments that may be made by the Trustees. The Declaration of Trust and the By-Laws of the Fund are
designed  to  make the Fund similar  in  most respects    to   a
Massachusetts   business corporation.    The   principal   distinction between
the two forms relates to shareholder liability     described     below.
Under Massachusetts law, shareholders of a business trust may, under certain circumstances, be held personally liable as partners for the obligations of the trust, which is not the case with a corporation. The Declaration of
Trust  of the Fund provides that shareholders shall   not   be  subject  to
any   personal liability for the acts or obligations of  the Fund   and  that
every  written  obligation, contract, instrument or undertaking  made  by the
Fund  shall contain a provision  to  the effect   that   the  shareholders
are   not personally liable thereunder.

Special  counsel  for the  Fund  are  of  the opinion  that  no  personal
liability   will attach   to   the  shareholders   under   any undertaking
containing such provision when adequate notice of such provision is given, except possibly in a few jurisdictions. With respect to all types of claims in
the  latter jurisdictions  and  with  respect   to   tort claims,  contract
claims where the  provision referred  to is omitted from the undertaking,
claims   for  taxes  and  certain   statutory liabilities   in   other
jurisdictions,   a shareholder may be held personally liable  to the  extent that claims are not satisfied by the Fund; however, upon payment of any such liability the shareholder will be entitled to reimbursement from the general
assets of  the Fund.   The  Trustees intend to  conduct  the operations  of the
Fund, with the  advice  of counsel, in such a way so as to avoid, as far as
possible,  ultimate  liability  of   the shareholders for liabilities of the
Fund.

The  Declaration  of Trust  further  provides that  no Trustee, officer or
employee of  the Fund   is  liable  to  the  Fund  or   to   a shareholder,
except as such liability may arise from his or its own bad faith, willful misfeasance, gross negligence, or reckless disregard of his or its duties,
nor  is  any Trustee,   officer  or  employee   personally liable  to  any
third persons in  connection with  the  affairs  of  the  Fund.   It  also
provides that all third persons shall look solely to the Fund property or the property of the appropriate Portfolio of the Fund for satisfaction of claims arising in connection with the affairs of the Fund or a particular Portfolio, respectively. With the exceptions stated, the Declaration of
Trust  provides that  a  Trustee,  officer  or  employee   is entitled   to  be
indemnified  against   all liability  in connection with the affairs  of the
Fund.

Other distinctions between a corporation  and a  Massachusetts business trust
include  the fact that business trusts are not required to issue   share
certificates  or  hold  annual meetings of shareholders.

The Fund shall continue without limitation of time   subject  to  the
provisions  in   the Declaration  of Trust concerning  termination of  the
trust or any of the series of the trust by action of the shareholders or by action of the Trustees upon notice to the shareholders.

                VOTING RIGHTS  The Trustees themself have the power to alter the number and the terms of office of the Trustees, and they may at any time lengthen their own terms or make their terms of unlimited
duration  (subject   to   certain removal  procedures) and  appoint  their  own
successors, provided that in accordance with the Act always at least a majority, but in most instances, at least two-thirds of the Trustees
have   been   elected    by    the shareholders of the Fund.  Shares do not
have cumulative voting rights and therefore the holders of more than 50% of the outstanding shares of the Fund may elect all of the Trustees irrespective of the votes of other shareholders. Class A, Class B, Class C and Class Y shares of a Portfolio of the Fund, if any, represent interests in the assets of that Portfolio and have identical voting, dividend, liquidation and other rights on the same terms and conditions, except that each class of shares has exclusive voting rights with respect to provisions of the Fund's Rule 12b-1 distribution plan which pertain to a particular class . For example, a change in investment policy for a Portfolio would
be voted  upon  only  by  shareholders  of   the Portfolio  involved.
Additionally,  approval of each Portfolio's management agreement is a matter
to be determined separately  by  that Portfolio.   Approval of a  proposal  by
the shareholders of one Portfolio is effective as to that Portfolio whether or not enough votes are received from the shareholders of the other
Portfolios to approve the proposal  as to  those  Portfolios. As of June  30,
1995:  William   C.   Lochmoeller  TTEE,   FBO   The Lochmoeller Family Trust
U/A/D 07/29/80, 1270 Mesa   Rd.,  San  Marino,  CA   91108,  owned 11,576.461
(17.269%) of the outstanding Class B  shares  of the California Portfolio;
Joan Barnett,  3917 Alta Mesa Drive, Studio  City, CA   91604, owned 9,537.048
(14.22%)  of  the outstanding Class B shares of the  California Portfolio;
Patricia S. Gonzalez, 204  Upland Court,  Redwood  City  ,  CA   94062,   owned
8,337.641 (12.43%) of the outstanding Class B shares of the California
Portfolio; Janet  C.  Higgins,   Successor  TTEE,  FBO  Donald   R.  Higgins &
Janet C. Higgins Revocable Trust A, U/A/D 6/10/85, 3119 Claridge Way,
Sacramento, CA   95821,  owned 8245.169 (12.30%)  of  the outstanding Class B shares of the California Portfolio; Steven H. Pettit TTEE, FBO The Tina & Tom Pettit Irrevocable Trust DTD 04-13- 95, 4839 Meadow Ridge Road, Santa
Ysabel,  CA 92070,   owned  6,162.150  (9.19%)   of   the outstanding Class B
shares of the  California Portfolio;   Vivian  Gilbert  Strell   Laurie Gilbert
and  Samuel  Gilbert  JTWROS,   7008 Lipmann  Street, San Diego, CA  92212,
owned 3,849.714 (5.74%) of the outstanding Class B shares of the California Portfolio; Mutual Management Corp., C/O Smith Barney, Inc., Attn: Thomas
Reynolds, 388 Greenwich Street, New   York,   NY   10013,  owned  149,766.909
(20.47%) of the outstanding Class A shares of the California Limited Portfolio; Alan D. Levy Abby Jane Levy JTWROS, 910 N. Roxbury, Beverly Hills, CA 90210, owned 74,963.00 (3.33%) of the outstanding Class A shares of the California Limited Portfolio; Jeff Herman & Kara Ann Herman JTWROS,
12021 Doral Street, Northridge,   CA   91326,  owned   16,875.514 (6.83%) of
the outstanding Class C shares  of the California Limited Portfolio;  Robert
L. Smith & Lucille L. Smith TRS, UA DTD 2/18/76, FBO Smith Family Trust, 420 Pebble Beach Place, Fullerton, CA 92635, owned 16,849.115 (6.82%) of the outstanding Class C shares of the California Limited Portfolio; Aloke Bosu, 12070 Telegraph Road, Suite #340, Santa Fe Springs, CA 90670, owned 15,934.412 (6.45%) of the outstanding Class C shares of the California Limited Portfolio; Camilla Schoch Gerald Schoch TTEE, U/A/D 07/06/90,
FBO Melbourne  J Schoch, 41B Niniko Pl, Honolulu, HI   96817, owned 15,815.459
(6.40%) of the outstanding Class C shares of the California Limited Portfolio; Anthony S. Wong & Mandy Tang Wong TTEEs for the AMP Wong
Family Trust,   U/A/D   12/08/89,   1071   Piedmont, Sacramento,  CA   95822;
The E.G.  Rosenblatt Living  TR, E.G. Rosenblatt TTEE, 2295  South Ocean
Blvd.,  Palm Beach, FL   33480,  owned 624,871.770 (7.61%) of the outstanding
Class A shares of the Florida Portfolio; Norman S Jaffe & Ann L Jaffe TTEES, Norman S

Jaffe  & Ann  L  Jaffe Revocable Trust, U/A/D 6/10/90, 5700  North Bay
Road, Miami Beach, FL 33140, owned 16,455.156 (7.72%) of the outstanding Class B shares of the Florida Portfolio; Blanche Kaplan, 6039 Collins Avenue, Apt. 1056, Miami Beach, FL 33140, David S. Light TTEE, FBO David S. Light U/A/D 11/12/90, The David S. Light REV TR, 9406 W Broadview Drive,
Bay  Harbor Isle,  FL   33154,  owned 13,233.408 (6.21%) of the outstanding
Class B shares of the Florida Portfolio; Samuel R. Gardner and Sharon E. Gardner as Trustees Under a Joint Revocable Trust Agreement DTD 12/03/92,
235  Ocean  Way,  Vero  Beach,  FL 32963,   owned  11,140.903  (5.23%)  of
the outstanding  Class B shares  of  the  Florida Portfolio;   Benjamin  S.
Loewenstein   and Eleanor  S. Loewenstein TTEES UDT DTD 2/3/84, 198  Northwest
67th Street #306, Boca  Raton, FL   33487, owned 10,043.103 (6.14%)  of  the
outstanding  Class C shares  of  the  Florida Portfolio;  Sari Galan, 49-14
Skyline  Blvd., Cape   Coral,  FL   33432,  owned   9,960.516 (6.10%) of the
outstanding Class C shares  of the Florida Portfolio; Phyllis L O9Neill, 341
Alexander  Palm Road, Boca Raton, FL   33432, 9,604.000 (5.87%) of the
outstanding Class C shares of the Florida Portfolio; Susan H. Dupuis Trustee, Susan H. Dupuis LIV. REV. TR. DTD 9/26/89, 4100 Bay Point Road,
Miami,  FL 33137,  owned  151,343.096  (7.64%)  of   the outstanding  Class A
shares of the Florida Limited Term Portfolio; Alico Inc., ATTN: Craig Simmons, P.O. Box 338, Labelle, FL 33935, owned 46,013.436 (10.11%) of the outstanding  Class C shares  of  the  Florida Limited  Term  Portfolio;
Rita Green,  Person Rep  Estate  of  Samuel  Auerbach,  11  Islan Avenue,
Apartment  #1112.  Miami  Beach,  FL 33139,   owned  34,243.051  (7.53%)  of
the outstanding Class C shares of the Florida Limited Term Portfolio; Slyvia Pawliger TTEE FBO, Sylvia Pawliger Living TR DTD 11/14/94, 5440 SW 85th Street, Miami, FL 33143, owned 32,237.785 (7.09%), of the outstanding
Class C   shares   of  the  Florida  Limited   Term Portfolio;   Dominick
Amatulli   TTEE,   FBO Dominick  Amatulli U/A/D 01/25/93, 120  Shore Drive,
Rivera  Beach,  FL    33404,   owned 32,194.048 (7.08%) of the outstanding
Class C shares of the Florida Limited Term Portfolio; Gabriel H. Pou and
Guillermina F. Pou,  owned 1265  Mariola Ct., Coral Gables,  FL   33134, owned
23,249.793 (5.11%) of the outstanding Class C shares of the Florida Limited Term Portfolio; Mutual Management Corp., C/O Smith Barney, Inc., ATTN:
Thomas Reynolds, 388 Greenwich Street, New York, NY 10013, owned 62,599.636 (10.62%) of the outstanding Class A shares of the Georgia Portfolio; Jeanne
A.  Sellers,  1 Peachtree Battle #7, Atlanta,  GA 30305,   owned  43,272.325
(7.34%)  of   the outstanding  Class A shares  of  the  Georgia Portfolio; John
H. Bennett Sr., 4846 Salaccoa Road, Waleska, GA 30183, owned 17,449.361 (7.08%) of the outstanding Class B shares of the Georgia Portfolio; Anna M.
Fowlkes, 3750 Peachtree  Road N.E. Apt. #712,  Atlanta,  GA 30319,   owned
12,763.285  (5.18%)  of   the outstanding  Class B shares  of  the  Georgia
Portfolio; Robert B. Quattlebaum, 2201 Azalea Drive, Valdosta, GA 31602, owned 12,727.017 (5.17%) of the outstanding Class B shares of the Georgia
Portfolio; Jeanette  L  Griffis, Rt.1   Box  266,  Fargo,  GA   31631,   owned
12,514.371 (9.12%) of the outstanding Class C shares  of  the Georgia
Portfolio;  Larry  S.  Leake,   4084  Admiral  Drive,  Atlanta,   GA 31631,
owned  12,277.731  (8.95%)  of   the outstanding  Class C shares  of  the
Georgia Portfolio; Thomas A. Collentine MD and Judith W. Collentine JTWROS, 1841 Lakehurst Court, Smyrna, GA 30080, owned 9,035.359 shares of the
outstanding Class C shares of the Georgia Portfolio;  Ben  W. Andrew   Hope  P.
Andrew JTWROS,  3110  Nottaway Ct. NE,  Atlanta,  GA 30341,   owned  7,692.617
(5.61%)   of   the outstanding  Class C shares  of  the  Georgia Portfolio;
Kurt  F.  Wilkening,  243   Robin Drive,  Sarasota, FL  34236, owned 30,965.592
(100%) of the outstanding Class Y shares of the Limited Term Portfolio; James R. Scheele P.O. Box 2477, Williston, ND 58802, owned 181,280.770 (32.67%) of the outstanding Class B shares of the National Portfolio; Joseph
Mayson,  6615  Glenridge Drive,  Atlanta,  GA 30328,   owned  29,995.027
(5.41%)  of   the outstanding  Class B shares of  the  National Portfolio;
Raymond P. Kane, 1 North Court, Port Washington, NY 11050, owned 28,835.323 (5.20%) shares of the outstanding Class B shares of the National
Portfolio;  Mr.  Abe Simon,  191  Cokesbury  Road,  PO  Box   404, Lebanon,  NJ
08833, owned 7,539.079 (5.93%) of the outstanding Class B shares of the New Jersey Portfolio; Carleton N. Rowe Margaret T. Rowe JTWROS, 206 Lenape Trail,
Wenonah, NJ 08090,   owned  19,339.416  (7.53%)  of   the outstanding Class C
shares of the New  Jersey Portfolio; Merel Julia and Martin Leaf, TTEES UAD

2/3/89 Raul Julia Insurance Trust, C/O Faden & Co., 605 3rd Ave. 11th flr., New York, NY 10158, owned 20,599.007 (5.54%) of the outstanding Class
B shares  of  the  New York  Portfolio; SBS Ohio Muni    C/O  Dahlia McQueen,
Treasury Admin, 388 Greenwich Street 39th   Flr.,  New  York,  NY   10013,
owned 62,761.584 (26.04%) of the outstanding  Class A  shares  of  the  Ohio
Portfolio;  John  B.  Roderer,  7540 Peters Pk, Dayton, OH   45414, owned
10,669.983 (5.11%) of the  outstanding Class B shares of the Ohio Portfolio;
Plaford E.  Meredith, 5063 Waterloo Rd., Atwater,  OH 44201,   owned  8,318.847
(14.33%)  of   the outstanding  Class  C  shares  of  the   Ohio Portfolio;
James A Wilkirson and Carolyn  G.  Wilkirson JTWROS, 2400 Wimbledon Park
Blvd., Toledo, OH 43617, owned 5,185.043 (8.93%) of the outstanding Class C shares of the Ohio Portfolio; Sandhya R. Nuthakki, Municipal Bond
Account, 4625 Schrubb Dr., Kettering, OH 45429,   owned  4,425.086  (7.62%)
of   the outstanding  Class  C  shares  of  the   Ohio Portfolio; Nancy L.
Schardt, 1648 West Alex- Bell Rd, Dayton, OH 45459, owned 3,582.396 (6.17%) of the outstanding Class C shares of the Ohio Portfolio; James J. Broussard,
530 Derwyn  Rd.,  Drexel Hill, PA   19026,  owned 102,939.291 (14.69%) of the
outstanding Class A   shares  of  the  Pennsylvania  Portfolio; Murray  L.
Katz and Harriet L. Katz  JTWROS, 1130   Countryside  Drive,   Harrisburg,   PA
17110,  owned  86,904.114  (12.41%)  of   the outstanding   Class   A   shares
of    the Pennsylvania  Portfolio;  Carol  L   Shields, Idlewild  Farm,  617
Williamson  Road,  Bryn Mawr, PA  19010, owned 50,793.026 (7.25%)  of the
outstanding  Class  A  shares  of   the Pennsylvania Portfolio; Nand Todi and
Shashi Todi TTEES Todi Living Trust U/A/D 12/10/93, FBO Nand K. Todi & Shashi P. Todi, 424 Gwynedd Valley Drive, Gwynedd Valley, PA 19437,
owned  43,463.633  (6.20%)  of   the outstanding   Class   A   shares    of
the Pennsylvania Portfolio.

                                      FINANCIAL STATEMENTS

The    following   information   is    hereby incorporated by reference to the
Fund's March 31, 1995 Annual Reports to Shareholders:

                                          Page(s) in:

                                                              Annual Report
                                   Annual Report               of Limited
                                    of National                   Term
                                     Portfolio                  Portfolio

Schedules of Investments                7 - 23                   7 - 20
Statements of Assets and Liabilities      26                       22
Statements of Operations                  27                       23
Statements of Changes in Net Assets       28                       24
Notes to Financial Statements           29-32                   25 - 27
Financial Highlights (for a share
of each series of beneficial interest
outstanding throughout each year)      33-34                    28 - 29
Independent Auditors' Report             35                       30


                                                 Page(s) in:


                                                             Annual Report
                                   Annual Report             of California,
                                  of Florida &              CA Limited Term,
                               Florida Limited Term         CA Money Market
                                     Portfolios                Portfolios

Schedules of Investments                10 - 19                  12 - 30
Statements of Assets and Liabilities       21                       33
Statements of Operations                   22                       34
Statements of Changes in Net Assets        23                     35 - 36
Notes to Financial Statements           24 - 27                   37 - 42
Financial Highlights (for a share
of each series of beneficial interest
outstanding throughout each year)       28-31                     43 - 46
Independent Auditor's Report              32                      47 - 48


                                                    Page(s) in:


                                                                 Annual Report
                                                                    of NY &
                                       Annual Report                New York
                                      of New Jersey               Money Market
                                         Portfolio                 Portfolios

Schedules of Investments                   7 - 11                   8 - 18
Statements of Assets and Liabilities         14                       21
Statements of Operations                     15                       22
Statements of Changes in Net Assets          16                       23
Notes to Financial Statements              17 - 20                  24 - 27
Financial Highlights (for a share
of each series of beneficial interest
outstanding throughout each year)          21 - 22                  28 - 30
Independent Auditors' Report                  23                       31


                                                    Page(s) in:


                                        Annual Report
                                      of Ohio, Georgia
                                        & Pennsylvania
                                          Portfolios

Schedules of Investments                    11-18
Statements of Assets and Liabilities          21
Statements of Operations                      22
Statements of Changes in Net Assets           23
Notes to Financial Statements              24 - 28
Financial Highlights (for a share
of each series of beneficial
interest outstanding throughout
each year)                                  29 - 31
Independent Auditor's Report                  32



                                APPENDIX A

          RATINGS OF MUNICIPAL BONDS, NOTES AND COMMERCIAL PAPER


           Description of Four Highest Municipal Bond Ratings

Moody's Investors Service, Inc. ("Moody's"):

Aaa - Bonds that are rated Aaa are judged  to be  of  the  best  quality.  They
carry  the smallest  degree of investment risk  and  are generally   referred
to  as   "gilt   edge." Interest payments are protected by a large or by   an
exceptionally  stable  margin   and principal  is  secure.   While  the
various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues.

Aa - Bonds that are rated Aa are judged to be of high quality by all standards. Together with the Aaa group, they comprise what are generally
known as high grade  bonds.   They are  rated lower than the best bonds
because margins of protection may not be as large  as in   Aaa   securities
or   fluctuation   of protective   elements  may  be   of   greater amplitude
or there may be other elements present which make the long-term risks appear somewhat larger than in Aaa securities.

A - Bonds that are rated A possess many favorable investment attributes and are to be considered as upper medium grade obligations. Factors giving security to principal and interest are considered adequate but elements may be present which suggest a susceptibility to impairment some time in the future.

Baa - Bonds that are rated Baa are considered as medium grade obligations; i.e., they are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.


Standard & Poor's Corporation ("S&P"):

AAA - Debt rated AAA has the highest rating assigned by S&P. Capacity to pay interest and repay principal is extremely strong.

AA - Debt rated AA has a very strong capacity to pay interest and repay principal and differs from the higher rated issues only in small degree.

A - Debt rated A has a strong capacity to pay interest and repay principal although it is somewhat more susceptible to the adverse effects of
changes  in  circumstances   and economic conditions than debt in higher rated
categories.

BBB  -  Debt rated BBB is regarded as  having adequate  capacity to pay
interest and  repay principal.   Whereas  it  normally   exhibits adequate
protection   parameters,   adverse economic conditions or changing
circumstances are   more  likely  to  lead  to  a  weakened capacity  to pay
interest and repay principal for debt in this category than in higher rated categories.

  Description of State and Local Government Municipal Note Ratings

Notes are assigned distinct rating symbols in recognition of the differences between short- term credit risk and long-term risk. Factors affecting the liquidity of the borrower and short-term cyclical elements are critical in short-term ratings, while other factors of major importance in bond risk, long-term secular trends for example, may be less important over the short run.


Moody's Investors Service, Inc.:

Moody's ratings for state and municipal notes and other short-term loans are designated Moody's Investment Grade (MIG). A short-term rating may also be assigned on an issue having a demand feature -- a variable rate demand
obligation.   Such  ratings  will  be designated  as VMIG.  Short-term  ratings
on issues     with    demand    features     are differentiated by the use of
the VMIG  symbol to  reflect  such characteristics as  payment upon   periodic
demand  rather  than   fixed maturity   dates  and  payment   relying   on
external liquidity. Additionally, investors should be alert to the fact that the source of payment may be limited to the external liquidity with no or limited legal recourse to the issuer in the event the demand is not met. Symbols used are as follows:

MIG/VMIG  1  - Loans bearing this designation are  of  the  best  quality, enjoying  strong protection  from established  cash  flows  of funds,
superior   liquidity   support    or demonstrated broad-based access to the
market for refinancing.

MIG 2/VMIG 2 - Loans bearing this designation are   of   high  quality,  with
margins   of protection ample although not so large as  in the preceding group.


Standard & Poor's Corporation:

SP-1 - Very strong or strong capacity to  pay principal  interest.  Those
issues determined to      possess      overwhelming      safety characteristics
will be  given  a  plus  (+) designation.

SP-2 - Satisfactory capacity to pay principal and interest.


   Description of Highest Commercial Paper Ratings

Moody's Investors Service, Inc.:

Prime-1  -  Issuers  (or  related  supporting institutions) rated Prime-1 have
a  superior capacity    for   repayment   of   short-term promissory
obligations.   Prime-1  repayment capacity  will normally be evidenced  by  the
following  characteristics:   leading  market positions   in  well-established
industries; high rates of return on funds employed; conservative capitalization structures with moderate reliance on debt and ample asset
protection;   broad   margins   in   earnings coverage of fixed financial
charges and  high internal    cash   generation;   and    well- established
access to a range of financial markets and assured sources of alternate liquidity.

Standard & Poor's Corporation:

A-1  -  This designation indicates  that  the degree of safety regarding timely
payment  is either  overwhelming or very  strong.   Those issues  determined
to possess overwhelming safety characteristics are denoted with a plus (+) sign designation.



                                APPENDIX B


The  following information is  a  summary  of special    factors    affecting
California Municipal  Obligations.  It does not  purport to  be a complete
description and is based on information   from  statements  relating   to
securities offerings of California issuers.

 Additional  Discussion  of  Special   Factors Relating to California
Municipal Obligations


      California's economy is the largest among the 50 states. The State's January 1, 1992 population of 31 million represented approximately 12.0%
of  the  total   United States  population.   Total  employment   was about  14
million, the majority of which  was in   the  service,  trade  and
manufacturing sectors.

      Since the start of the 1990-91 fiscal year, the State has faced the worst economic, fiscal and budget conditions since the 1930s. Construction,
manufacturing    (especially aerospace),  and  financial  services,  among
others, have all been severely affected. Job losses have been the worst of any post-war recession and have continued through the end of 1993. Employment levels are expected to stabilize before net employment starts to increase and pre-recession job levels are not expected  to  be  reached  for
several  more years.   Unemployment is expected  to  remain above 9% through
1994.

      The  recession  has seriously  affected State  tax  revenues, which
basically  mirror economic  conditions.   It  has  also  caused increased
expenditures for health and welfare programs.   The  State  is  also   facing
a structural imbalance in its budget with the largest programs supported by the General Fund--K-14 education (kindergarten through community
college),  health,  welfare   and corrections--growing at  rates  significantly
higher   than  the  growth  rates   for   the principal  revenue  sources  of
the  General Fund.   As  a  result, the  State  entered  a period  of  chronic
budget  imbalance,  with expenditures exceeding revenues for  four  of the
last   five  fiscal  years.    Revenues declined  in 1990-91 over 1989-90, the
first time since the 1930s.  By June 30, 1993,  the State's   General  Fund
had  an  accumulated deficit,  on a budget basis, of approximately $2.8
billion.   (Special Funds  account  for revenues   obtained  from  specific
revenue sources, and which are legally restricted  to expenditures  for
specific  purposes.)   The 1993-94  Budget  Act incorporated  a  Deficit
Reduction Plan to repay this deficit over two years.    The  original  budget
for  1993-94 reflected     revenues     which     exceeded expenditures by a
approximately $2.8 billion. As a result of continuing recession, the excess of revenues over expenditures for the fiscal year is now expected to be only about $500 million. Thus, the accumulated budget deficit at June 30, 1994 is now estimated by the Department of Finance to be approximately $2 billion, and the deficit will not be retired by June 30, 1995 as
planned.   The accumulated  budget deficits  over  the  past several years, together with expenditures for school funding which have not been reflected in the budget, and the reduction of available internal borrowable funds, have
combined  to significantly  depleted  the   State's   cash resources  to  pay
as ongoing  expenses.   In order  to meet its cash needs, the State  has had to
rely for several years on a series  of external   borrowings,  including
borrowings past the end of a fiscal year.

     The State's tax revenue clearly reflects sharp declines in employment, income and retail sales on a scale not seen in over 50 years. The May 1994
revision to the  1994-95 Governor's   Budget  (the  "May   Revision"), released
May 20, 1994, assumes that the State will   start   recovery   from
recessionary conditions in 1994, with a modest upturn beginning in 1994 and continuing into 1995, a year later than predicted in the May 1993 Department of Finance economic projection. Pre-recession job levels are not expected to be reached until 1997.

      However, there is growing evidence that California is showing signs of an economic turnaround, and the May Revision is revised upward from the Governor's January Budget forecast. Since the Governor's January Budget forecast, 1993 non-farm employment has been revised upward by 31,000 jobs.
Employment  in the   early   months  of   1994   has   shown encouraging  signs
of growth, several months sooner than was contemplated in the January Budget forecast. Between December 1993 and April 1994, payrolls are up by 50,000 jobs.

      On  January  17,  1994  the  Northridge earthquake, measuring an
estimated 6.8 on the Richter    Scale,   struck    Los    Angeles.  Significant
property damage to private and public facilities occurred in a four-county area including northern Los Angeles County, Ventura County, and parts of Orange and San Bernadino Counties, which were declared as State and
federal disaster areas by  January 18.   Current  estimates  of  total
property damage (private and public) are in the range of $20 billion or more, but these estimates are still subject to change.

      Despite such damage, on the whole, the vast majority of structures in the areas, including large manufacturing and commercial buildings and all modern high-rise offices, survived the earthquake with minimal or no
damage,  validating the cumulative effect  of strict    building   codes    and
thorough preparation for such emergency by  the  State and local agencies.

       Damage   to   State-owned   facilities included    transportation
corridors    and facilities such as Interstate Highways 5  and 10  and State
Highways 14, 118 and 210.  Most of  the major highways (Interstates 5 and 10)
have   now  been  reopened.  The  campus   at California State University
Northridge  (very near  the  epicenter) suffered  an  estimated $350   million
damage,  resulting   in   the temporary closure of the campus. lt  reopened
using borrowed facilities elsewhere and many temporary structures. There was also some damage to the University of California at Los Angeles and to the
Van Nuys  State  Office Building   (now   open  after   a   temporary closure).
Overall, except for the temporary road and bridge closures, and CSU-Northridge, the earthquake did not and is not expected to significantly
affect   State    government operations.

       The State in conjunction with the federal government is committed to providing assistance to local governments, individuals and businesses suffering damage as a result of the earthquake, as well as to provide for the
repair  and replacement of  State  owned facilities.   The  federal
government   has provided  substantial earthquake  assistance.  The   President
immediately  allocated  some available  disaster funds, and  Congress  has
approved additional funds for a total of $9.5 billion   of  federal  funds  for
earthquake relief,  including assistance  to  homeowners and small businesses,
and costs for repair of damaged   public  facilities.   lt   is   now estimated
that the overall effect of the earthquake on the regional and State economy will not be serious. The earthquake may have dampened economic activity briefly during late January and February, but the rebuilding efforts are now adding a small measure of stimulus.

      Sectors  which are now contributing  to California's  recovery  include
construction and   related  manufacturing,  wholesale  and retail   trade,
transportation and several service industries such as amusements and recreation, business services and management consulting. Electronics is showing modest growth and the rate of decline in aerospace manufacturing is slowly diminishing. These trends are expected to continue, and by next year,
most  of  the  restructuring  in   the finance  and utilities industries
should  be nearly  completed.  As  a  result  of   these factors, average 1994
non-farm employment  is now forecast to maintain

1993 levels compared to a projected 0.6% decline in the Governor's January Budget forecast. 1995 employment is expected to be up 1.6% compared to 0.7% in the January Budget forecast.

      The Northridge earthquake resulted in a downward  revision  of this
year's  personal income   growth from  4%  in  the  Governor's January  Budget
forecast to  3.6%.  However, this  decline is more than explained  by  the $5.5
billion  charge  against  rental   and proprietor's income---equal to 0.8% of
total income reflecting uninsured damage  from  the quake.   Next   year,
without  the   quake's effects,  income is projected  to  grow  6.1% compared to 5% projected in the January Budget forecast. Without the quake's effects, income was little changed in the May Revision compared to the January Budget forecast.

     The housing forecast remains essentially unchanged from the January Budget forecast. Although existing sales have strengthened and subdivision surveys indicated increased new home sales, building permits are up only
slightly  from  recession  lows.  Gains   are expected  in  the  months ahead,
but  higher mortgage  interest  rates  will  dampen   the upturn.
Essentially,    the    Northridge earthquake adds a few thousand housing  units
to the forecast, but this effect is offset by higher interest rates.

      Interest rates represent one of several downside risks to the forecast. The rise in interest rates has occurred more rapidly than contemplated in the Governor's January Budget forecast. In addition to affecting housing, higher
rates   may  also  dampen   consumer spending,   given  the  high  percentage
of California homeowners with adjustable-rate mortgages. The May Revision forecast includes a further rise in the Federal Funds rate to nearly 5% by the beginning of 1995. Should rates rise more steeply, housing and consumer spending would be adversely affected.

       The   unemployment  upturn  is   still tenuous.     The    Employment
Development Department revised down February's employment gain   and  March
was revised to a small decline. Unemployment rates in California have been volatile since January, ranging from 10.1% to a low of 8.6%, with July's figure at 9%. The small sample size coupled with changes made to the survey instrument in January contributed to this volatility.

1993-94 Budget

      The  Governor's Budget,  introduced  on January   8,  1993,  proposed
General   Fund expenditures of $37.3 billion, with projected revenues  of
$39.9 billion. To balance the budget in the face of declining revenues, the Governor proposed a series of revenue shifts from local government, reliance
on increased federal   aid,   and  reductions   in   State spending.

      The May Revision of the Governor's budget, released on May 20,1993, projected the State would have an accumulated deficit of about $2.75 billion by June 30,1993, essentially unchanged from the prior
year.  The   Governor  proposed  to  eliminate  this deficit  over  an
18-month  period.   Unlike previous years, the Governor's Budget and May
Revision did not calculate a "gap" to be closed, but rather set forth revenue and expenditure forecasts and proposals designed to produce a balanced budget.

     The 1993-94 Budget Act was signed by the Governor   on  June  30,  1993,
along   with implementing legislation. The Governor vetoed about $71 million in spending. With enactment of the Budget Act, the State carried out its regular cash flow borrowing program for the fiscal year with the issuance of $ billion of revenue anticipation notes maturing June 28, 1994.

     The 1993-94 Budget Act was predicated on revenue  and  transfer  estimates
of   $40.6 billion, $400 million below 1992-93 (and  the second  consecutive year of actual decline). The principal reasons for declining revenue were the continued weak economy and the expiration (or repeal) of three fiscal
steps taken  in  1991 a  half cent temporary  sales tax,    a   deferral   -of
operating   loss carryforwards, and repeal by initiative of  a sales tax on candy and snack foods.

      The 1993-94 Budget Act also assumed Special Fund revenues of $11.9 billion, an increase of 2.9% over 1992-93. The 1993-94 Budget Act included General Fund expenditures of $38.5 billion (a 6.3% reduction from
projected  1992-93  expenditures   of   $41.1 billion), in order to keep a
balanced budget within the available revenues. The Budget also included Special Fund expenditures of $12.1 billion, a 4.2% increase. The Budget Act
reflected    the    following    major adjustments:

           1.    Changes in local  government financing  to  shift about  $2.6
billion  in property taxes from cities, counties, special districts   and
redevelopment  agencies   to school  and community college districts.  The
property tax losses for cities and counties were offset in part by additional sales tax revenues and relief from some state mandated programs. Litigation by local governments challenging this shift has so far been unsuccessful. In November 1993 the voters approved the permanent extension of the 0.5% sales tax for local public safety purposes.

           2. The Budget projected K-12 Proposition 98 funding on a cash basis at the same per-pupil level as 1992-93 by-providing schools a $609 million loan payable from future years' Proposition 98 funds.

           3.   The Budget assumed receipt of $692  million  in aid to the
State  from  the federal  government  to  offset  health   and welfare   costs
associated   with   foreign immigrants  living in the State.  About  $411
million of this amount was one-time funding. Congress ultimately appropriated only $450 million.

           4.   Reductions of $600 million in health and welfare programs.

           5. A 2-year suspension of the renters' tax credit ($390 million expenditure reduction in 1993-94).

           6. Miscellaneous one-time items, including deferral of payment to the Public Employees Retirement Fund ($339 million) and a change in accounting for debt service from accrual to cash basis, saving $107 million.

     Administration reports during the course of the 1993-94 fiscal year have indicated that, although economic recovery appears to have started in
the second half of the fiscal year,   recessionary   conditions   continued
longer  than  had been anticipated  when  the 1993-94  Budget  Act  was
adopted.  Overall, revenues  for  the 1993-94 fiscal  year  were about   $800
million  lower  than   original projections, and expenditures were about $780
million higher, primarily because of higher health and welfare caseloads, lower property taxes, which require greater State support for K-14 education to make up the shortfall, and lower than anticipated federal government payments for immigration-related costs. The most recent reports, however, in May and June 1994, indicated that revenues in the second half of the 1993-94 fiscal year have been very close to the projections made in the Governor's Budget of January 10, 1994, which is consistent with a slow turnaround in the economy.

      During  the  1993-94 fiscal  year,  the State implemented the Deficit
Reduction Plan, which  was a part of the 1993-94 Budget  Act, by    issuing
$1.2   billion   of   revenue anticipation   warrants  in  February   1994,
maturing December 21, 1994. This borrowing reduced the cash deficit at the end of the 1993-94 fiscal year. Nevertheless, because of the $1.5 billion variance from the original Budget Act assumption, the General Fund ended the
fiscal  year at June 30,  1994  carrying forward    an    accumulated
deficit    of approximately  $2  billion.  Because  of  the revenue  shortfall
and the  State's  reduced internal   borrowing   cash   resources,   in
addition to the $1-2 billion of revenue anticipation warrants issued as part of the Deficit Reduction Plan, the State issued an additional $2 billion of revenue anticipation warrants, maturing July 26,1994. which were needed to fund the State's obligations and expenses through the end of the 1993-94 fiscal year.

1994-95 Budget

      The 1994-95 fiscal year represents the fourth consecutive year the Governor and Legislature were faced with a very difficult budget environment
to  produce  a  balanced budget.   Many  program  cuts  and  budgetary
adjustments have already been made in the last three years. The Governor's May Revision to his Budget proposal recognized that the accumulated deficit could not be  repaid  in one  year,  and proposed a two-year solution.  The
May  Revision  sets  forth  revenue  and expenditure   forecasts   and
revenue   and expenditure   proposals   which   result   in operating surpluses
for the budget  for  both 1994-95   and  1995-96,  and  lead   to   the
elimination   of  the  accumulated   deficit, estimated  at about $2 billion
at  June  30, 1994 by  June 30, 1996.

      The 1994-95 Budget Act, signed by the Governor on July 8, 1994, projects revenues and transfers of $41.9 billion, about $2.1 billion higher than revenues in 1993-94. This reflects the Administration's forecast of an
improved  economy.  Also  included  in   this figure is the projected receipt
of about $360 million   from  the  Federal  Government   to reimburse   the
State  for   the   cost   of incarcerating  undocumented  immigrants.  The
State will not know how much the Federal Government will actually provide until the Federal fiscal year 1995 Budget is completed, which is expected to be by October 1994. The Legislature took no action on a proposal in the Governor s January Budget to undertake expansion of the transfer of certain
programs to    counties,   which   would   also   have transferred  to counties
0.5%  of  the  State current  sales tax. The Budget  Act  projects Special
Fund  revenues of $12.1  billion,  a decrease   of  2.4%  from  1993-94
estimated levels.

      The 1994-95 Budget Act projects General Fund   expenditures  of  $40.9
billion,   an increase  of  $1.6 billion over 1993-94.  The Budget   Act   also
projects  Special   Fund expenditures   of  $13.7  billion,   a   5.4% increase
over 1993-94 estimated expenditures. The principal features of the Budget Act were the following:

           1. Receipt of additional federal aid in 1994-95 of about $400 million for costs of refugee assistance and medical care for undocumented aliens, thereby offsetting a similar General Fund cost. The State will not know how much of these funds it will receive until the Federal fiscal year 1994 Budget is passed.

           2. Reductions of approximately $l.l billion in health and welfare programs.

           3.    A  General Fund increase  of approximately $38 million in
support for  the University of California and $65 million  for the   California
State  University.  It   is anticipated  that student fees for  the  U.C.  and
the C.S.U will increase up to 10%.

           4. Proposition 98 funding for K-14 schools is increased by $526 million from the 1993-94 levels, representing an increase for enrollment growth and inflation. Consistent with previous budget agreements, Proposition 98 funding provides approximately $4,217 per student for K-12 schools, equal to the level in the past three years.

           5.    Legislation enacted with the Budget Act clarifies laws passed
in 1992  and 1993   requiring  counties  and  other  local agencies  to
transfer funds to local  school districts, thereby reducing State  aid.  Some
counties  had implemented programs  providing less   moneys  to  schools  if
there   were redevelopment    agencies    projects.    The legislation bans
this method of transfers.

            6.     The  Budget  Act  provides funding for anticipated growth in
the State's prison     inmate    population,    including provisions     for
implementing     recent legislation  (the so-called  "Three  Strikes" law)
which requires mandatory life sentences for certain third-time felony offenders.

           7.   Additional miscellaneous cuts ($500   million)  and  fund
transfers  ($255 million)    totaling   in    the    aggregate approximately
$755 million.

      The 1994-95 Budget Act contains no tax increases. Under legislation enacted for the 1993-94 Budget, the renters' tax credit was suspended for
1993  and  1994.   A   ballot proposition   to  permanently   restore   the
renters' credit after this year failed at the June 1994 election. The Legislature enacted a further one-year suspension of the renters' tax credit, saving about $390 million in the 1995-96 fiscal year. The 1994-95 Budget assumes that the State will use a cash flow borrowing program in 1994-95 which combines one-year notes and warrants. Issuance of the warrants
allows the State to defer repayment of    approximately   $1   billion   of
its accumulated  budget deficit into the  1995-96 fiscal year.

      THE FOREGOING DISCUSSION OF THE 1993-94 AND 1994-1995 FISCAL YEAR BUDGETS IS BASED IN LARGE PART ON STATEMENTS MADE IN A RECENT "PRELIMINARY OFFICIAL
STATEMENT"  DISTRIBUTED BY   THE   STATE  OF  CALIFORNIA.   IN   THAT DOCUMENT,
THE  STATE  INDICATED   THAT   ITS DISCUSSION OF THE 1994-95 FISCAL YEAR
BUDGET WAS  BASED  ON  ESTIMATES AND PROJECTIONS  OF REVENUES  AND
EXPENDITURES FOR THE CURRENT FISCAL YEAR AND MUST NOT BE CONSTRUED AS STATEMENTS OF FACT. THE STATE NOTED FURTHER THAT THE ESTIMATES AND
PROJECTIONS ARE BASED UPON   VARIOUS  ASSUMPTIONS  WHICH   MAY   BE AFFECTED
BY  NUMEROUS  FACTORS,   INCLUDING FUTURE  ECONOMIC CONDITIONS IN THE STATE
AND THE   NATION,  AND  THAT  THERE  CAN  BE   NO ASSURANCE   THAT   THE
ESTIMATES   WILL   BE ACHIEVED.

      The  State  is  subject  to  an  annual appropriations limit imposed by
Article  XIII B    of    the   State   Constitution    (the "Appropriations
Limit"), and  is  prohibited from  spending  "appropriations  subject   to
limitation"  in  excess of the Appropriations Limit.  Article XIIIB, originally
adopted  in 1979,    was   modified   substantially    by Propositions  98 and
111 in  1988  and  1990, respectively.   "Appropriations  subject   to
limitation"  are  authorizations   to   spend "proceeds  of  taxes", which
consist  of  tax revenues  and certain other funds,  including proceeds   from
regulatory  licenses,   user charges or other fees to the extent that such
proceeds  exceed  the  reasonable   cost   of providing the regulation, product
or service. The Appropriations Limit is based on the limit for the prior year, adjusted annually for certain changes, and is tested over consecutive two-year periods. Any excess of the aggregate proceeds of taxes
received over such   two-year  period  above  the  combined Appropriation
Limits for those two years is divided equally between transfers to K-14 districts and refunds to taxpayers.

      Exempted from the Appropriations  Limit are  debt  service  costs of
certain  bonds, court  or  federally  mandated  costs,   and, pursuant   to
Proposition  111,   qualified capital outlay projects and appropriations or
revenues   derived  from  any   increase   in gasoline taxes and motor vehicle
weight  fees above  January 1, 1990 levels.   Some  recent initiatives were
structured to create new tax revenues  dedicated  to  specific  uses   and
expressly  exempted from  the  Article  XIIIB limits.    The Appropriations
Limit may also be exceeded in cases of emergency arising from civil disturbance or natural disaster declared by the Governor and approved by two-
thirds   of  the  Legislature.   If  not   so declared  and  approved,  the
Appropriations Limit for the next three years must be reduced by the amount of the excess.

     Article XIIIB, as amended by Proposition 98 on November 8, 1988, also establishes a minimum level of state funding for school and community college districts and requires that excess revenues up to a certain limit be
transferred to schools and community  college districts   instead  of
returned   to   the taxpayers.   Determination  of  the   minimum level  of
funding is based on several  tests set  forth in Proposition 98.  During
fiscal year   1991-92  revenues  were  smaller  than expected, thus reducing the payment owed to schools in 1991-92 under alternate "test" provisions. In response to the changing revenue situation, and to fully fund the Proposition 98 guarantee in the 1991-92 and 1992-93 fiscal years without exceeding it, the Legislature enacted legislation to reduce 1991-92 appropriations. The amount budgeted to schools but which exceeded the
reduced appropriation   was   treated   as   a   non- Proposition  98
short-term loan in 1991-92. As part of the 1992-93 Budget, $1.1 billion of the amount budgeted to K-14 schools was designated to "repay" the prior
year  loan, thereby  reducing cash outlays in 1992-93  by that  amount.   To
maintain per-average daily attendance   ("ADA")  funding,  the   1992-93 Budget
included loans of $732 million to K-12 schools   and   $241  million  to
community colleges,   to   be   repaid   from    future Proposition  98
entitlements.   The  1993-94 Budget  also  provided  new  loans  of   $609
million to K-12 schools and $178 million to community colleges to maintain ADA funding. These loans have been combined with the 1992- 93 fiscal year loans into one loan of $1.760 billion, to be repaid from future years' Proposition 98 entitlements, and conditioned upon maintaining current funding
levels  per pupil  at K-12 schools.  A Sacramento  County Superior   Court   in
California   Teachers' Association,  et al. v. Gould,  et  al.,  has ruled that the 1992-93 loans to  K-12 schools and  community  colleges violate
Proposition 98. The impact of the court's ruling on the State budget and funding for schools is unclear and will remain unclear until the Court's written ruling, which is currently being prepared, is issued.

      The 1994-95 Budget Act has appropriated $14.4 billion of Proposition 98 funds for K- 14 schools, exceeding the minimum Proposition 98 guaranty by $8 million to maintain K-12 funds per pupil at $4,217. Based upon State revenues, growth rates and inflation factors, the 1994-95 Budget Act appropriations an additional $286 million within Proposition 908 for the 1993-94 fiscal year to reflect a need in appropriations for school district
and  county officers of education, as well as an    anticipated   deficiency
in   special education funding.

      Because of the complexities of  Article XIIIB,    the   ambiguities   and
possible inconsistencies    in    its    terms,    the applicability    of
its   exceptions    and exemptions    and   the   impossibility    of
predicting future appropriations, the Sponsor cannot predict the impact of this or related legislation on the Bonds in the California Trust
Portfolio.    Other   Constitutional amendments  affecting state and  local
taxes and appropriations have been proposed from time to time. If any such initiatives are adopted, the State could be pressured to provide additional financial assistance to local governments or appropriate revenues as mandated by such initiatives. Propositions such as Proposition 98 and others that may be adopted in the future, may place increasing pressure on
the State's budget over  future years,    potentially   reducing    resources
available    for   other   State    programs, especially  to  the extent the

Article  XIIIB spending  limit  would restrain  the  State's ability  to  fund
such  other  programs   by raising taxes.

      As  of July 1, 1994, the State had over $18.34   billion  aggregate
amount  of   its general    obligation   bonds    outstanding.  General
obligation bond authorizations in the aggregate   amount  of  approximately
$5.16 billion remained unissued as of July 1, 1994. The State also builds and acquires capital facilities through the use of lease purchase borrowing.
As of June 30, 1994,  the  State had    approximately   $5.09    billion    of
outstanding Lease-Purchase Debt.

      In  addition to the general  obligation bonds,  State  agencies and
authorities  had approximately   $21.87   billion    aggregate principal
amount of revenue bonds and  notes outstanding  as of March 31,  1993.
Revenue bonds represent both obligations payable from State   revenue-producing
enterprises   and projects,  which  are not  payable  from  the General Fund, and conduit obligations payable only  from revenues paid by private users  of
facilities  financed by such  revenue  bonds.  Such   enterprises   and
projects   include transportation projects, various public works and exposition projects, education facilities (including  the  California State  University
and   University   of  California   systems), housing   health  facilities  and
pollution control facilities.

      The State is a party to numerous legal proceedings, many of which normally occur in governmental operations. In addition, the State is involved in certain other legal proceedings that, if decided against
the State,  might  require  the  State  to   make significant  future
expenditures or impair future revenue sources. Examples of such cases include challenges to the State's method of taxation of certain businesses, challenges to certain vehicle license fees, and challenges to the State's use of Public Employee Retirement System funds to offset future State and local pension contributions. Other cases which could significantly impact revenue or expenditures involve reimbursement to school districts for
voluntary  school desegregation   and  state  mandated   costs, challenges to
Medi-Cal eligibility,  recovery for  flood  damages, and liability for  toxic
waste  cleanup.   Because of the  prospective nature  of  these  proceedings,
it  is   not presently possible to predict the outcome  of such  litigation  or estimate the potential impact on the ability of the State to pay debt service on its obligations.

      On  June  20,  1994, the United  States Supreme   Court,  in  two
companion   cases, upheld  the  validity of  California's  prior method  of taxing multinational corporations under a "unitary" method of accounting for their worldwide earnings, thus avoiding tax refunds of approximately $1.55
billion by the State,  and  enabling the State  to   collect $620   million
in   previous   assessments.  Barclays  Bank PLC  v. Franchise  Tax   Board
concerning foreign corporations, and Colgate- Palmolive   v. Franchise Tax
Board  concerned domestic corporations.

                               Ratings

       On July 15, 1994, Standard Poor's Corporation ("Standard & Poor's"), Moody's Investors Service, Inc. ("Moody's"),and Fitch Investors
Service,   Inc.   ("Fitch")   all downgraded   their  ratings  of  California's
general obligation bonds. These bonds are usually sold in 20- to 30-year increments and used to finance the construction of schools, prisons,
water systems  and  other projects.    The  ratings  were  reduced   by
Standard  &  Poor's  from "A+"  to   "A",  by Moody's from "Aa" to  "A1", and
by Fitch from "AA"  to   "A".  Since 1991,  when it  had  a "AAA"  rating,  the
State's rating  has  been downgraded  three times by all three  ratings
agencies.  All three agencies cite the  1994- 95    Budget    Act's
dependence    on    a "questionable" federal bailout to pay for the cost  of
illegal immigrants, the Propositions 98  guaranty  of a minimum portion  of
State revenues  for kindergarten through  community college,   and   the
persistent deficit requiring more
borrowing as reasons  for  the reduced rating.   Another  concern  was  the
State's reliance on a standby mechanism which could trigger across-the-board reductions in all State programs, and which could disrupt State operations,
particularly in fiscal year 1995-96.  However,  a  Standard  &   Poor's
spokesman  stated that, although the  lowered ratings   means  California  is
a   riskier borrower, Standard & Poor's anticipates  that the  State  will pay
off its  debts  and  not default.  There   can be no  assurance  that such
ratings will continue for any given period of time or that they will not in the future be further revised.

     As a result of Orange County's Chapter 9 bankruptcy  filing  on  December
6,   1994, Moody's  has  suspended  the  County's   bond ratings,  and Standard
& Poor's has cut its rating of all Orange County debt from "AA-" to "CCC", a level below investment grade and an indication of high risk and uncertainty.  Fitch  does not rate Orange County bonds.  It is anticipated that
as Orange County's credit and   bond   ratings  fall,  it   will   have
difficulty  in getting loans or  selling  its bonds  to  raise  money.
Additionally,   the County's bankruptcy filing could affect about 180
municipalities,  school  districts  and other   municipal  entities  which
entrusted billions  of  dollars  to  Orange  County  to invest.  Standard &
Poor's has informed  such entities  that  they  have  been  placed   on
negative  credit watch, the usual step  prior to a downgrade of credit rating.

                                    APPENDIX C

The  following information is  a  summary  of special  factors affecting New
York Municipal Obligations.   It does not purport  to  be  a complete
description  and   is   based   on information   from  statements  relating
to securities offerings of New York issuers.   Additional  Discussion  of
Special   Factors Relating to New York Municipal Obligations

       The   State's  current   fiscal   year commenced on April 1, 1994, and
ends in March 31,  1995, and is referred to herein  as  the State's  1994-95
fiscal year.   The  State's budget  for  the  1994-95  fiscal  year   was
enacted  by the Legislature on June 7,  1994, more  than two months after the
start of  the fiscal  year.   Prior  to  adoption  of   the budget,      the
Legislature      enacted appropriations  for disbursements  considered to  be
necessary  for State  operations  and other   purposes,  including  all
necessary appropriations for debt service.   The  State Financial  Plan for the
1994-95 fiscal year was formulated on June 16, 1994 and is based on the State's budget as enacted by the Legislature and signed into law by the Governor.

      The economic and financial condition of the   State   may  be  affected
by   various financial,  social,  economic  and  political factors.   Those
factors can be very complex, may vary from fiscal year to fiscal year, and are frequently the result of actions taken not only by the State and its agencies and instrumentalities, but also by entities, such as the Federal government, that are not under the control of the State.

      The State Financial Plan is based upon forecasts of national and State economic activity. Economic forecasts have frequently failed to predict accurately the timing and magnitude of changes in the national and the State economies.  Many uncertainties exist in forecasts  of  both  the
national  and  State economies,   including   consumer   attitudes toward
spending,  Federal   financial   and monetary   policies,  the   availability
of credit,  and  the  condition  of  the   world economy,  which could have an
adverse effect on the State. There can be no assurance that the State economy will not experience results in the current fiscal year that are worse than
predicted, with corresponding  material and    adverse   effects   on   the
State's projections of receipts and disbursements.

     The State Division of the Budget ("DOB") believes that its projections of receipts and disbursements relating to the current State Financial Plan, and
the assumptions on  which they   are  based,  are  reasonable.   Actual
results, however, could differ materially and adversely from the projections set forth below, and those projections may be changed materially and adversely from time to time.

      As noted above, the financial condition of the State is affected by several factors, including the strength of the State and regional
economy and actions of the  Federal government,   as   well  as   State
actions affecting   the   level   of   receipts   and disbursements.   Owing
to these and other factors, the State may, in future years, face substantial potential budget gaps resulting from a significant disparity between tax
revenues  projected from  a  lower  recurring receipts   base  and  the  future
costs   of maintaining State programs at current levels.  Any   such
recurring  imbalance  would   be exacerbated  if  the  State  were  to  use  a
significant amount of nonrecurring  resources to  balance the budget in a
particular fiscal year.  To address a potential imbalance for a given   fiscal
year,  the  State  would   be required to take actions to increase receipts
and/or reduce disbursements as it enacts the budget for that year, and under the State Constitution the Governor is required to propose a balanced
budget  each  year.   To correct  recurring budgetary imbalances,  the State
would need to take significant actions to align recurring receipts and disbursements in future fiscal years. There can be no assurance, however, that the State's  actions will  be  sufficient  to  preserve  budgetary balance
in a given fiscal year or  to  align recurring   receipts  and  disbursements
in future fiscal years.

       The   1994-95  State  Financial   Plan contains  actions  that provide
nonrecurring resources or savings, as well as actions that impose  nonrecurring
losses  of  receipts  or costs.   It is believed that the net positive effect
of  nonrecurring  actions  represents considerably  less  than  one-half   of
one percent of the State's General Fund, an amount significantly lower than the amount included in the State Financial Plans in recent years;
it  is  believed  that  those actions   do   not  materially   affect   the
financial   condition  of  the   State.    In addition  to those nonrecurring
actions, the 1994-95 State Financial Plan reflects the use of $1.026 billion in the positive cash margin carried over from the prior fiscal year,
resources  that  are  not  expected   to   be available in the State's 1995-96
fiscal year.

       The   General  Fund  is  the   general operating  fund of the State and
is  used  to account   for   all  financial  transactions, except those
required to be accounted for  in another fund.  It is the State's largest fund
and receives almost all State taxes and other resources   not   dedicated   to
particular purposes.   In  the  State's  1994-95  fiscal year, the General Fund
is expected to account for   approximately  52  percent   of   total
governmental-fund receipts and 51 percent  of total     governmental-fund
disbursements. General Fund moneys are also transferred to other funds, primarily to support certain capital projects and debt service payments in other fund types.

      New York State's financial operations have improved during recent fiscal years. During the period 1989-90 through 1991-92, the State incurred General Fund operating deficits that were closed with receipts from
the  issuance of tax and revenue anticipation notes   ("TRANs").    First,
the   national recession,  and  then the lingering  economic slowdown   in  the
New  York  and   regional economy,  resulted in repeated shortfalls  in
receipts and three budget deficits. For its 1992-93 and 1993-94 fiscal years, the State recorded balanced budgets on a cash basis, with substantial fund balances in each year as described below.

      The State ended its 1993-94 fiscal year with a balance of $1.140 billion in the tax refund reserve account, $265 million in its Contingency Reserve Fund ("CRF") and $134 million in its Tax Stabilization Reserve Fund. These fund balances were primarily the result of an improving national
economy, State employment growth, tax collections that exceeded     earlier
projections      and disbursements  that were below  expectations.  Deposits to the personal income tax refund reserve have the effect of reducing reported personal income tax receipts in the fiscal year when made and withdrawals from such reserve increase receipts in the fiscal year when
made.   The balance in the  tax  refund service  account will be used to pay taxpayer refunds,  rather  than drawing  from  1994-95 receipts.

      Of the $1.140 billion deposited in the tax refund reserve account, $1.026 billion was available for budgetary planning purposes in the 1994-95 fiscal year. The remaining $114 million will be redeposited in the tax refund reserve account at the end of the State's 1994-95 fiscal year to
continue  the process  of  restructuring the  State's  cash flow   as   part
of  the  Local   Government Assistance Corporation ("LGAC") program.  The
balance in the CRF will be used to meet the cost of litigation facing the State. The Tax Stabilization Reserve Fund may be used only in the event of an unanticipated General Fund cash-basis deficit during the 1994-95 fiscal year.

      Before the deposit of $1.140 billion in the tax refund service account, General Fund receipts in 1993-94 exceeded those originally projected when the State Financial Plan for that year was formulated on April 16, 1993 by $1.002
billion.     Greater-than-expected receipts in the personal income tax, the
bank tax,  the corporation franchise tax  and  the estate   tax  accounted  for
most  of   this variance,  and more than offset
weaker-than- projected collections from the sales and  use tax  and
miscellaneous receipts.  Collections from   individual  taxes  were  affected
by various  factors including changes in Federal business  laws,  sustained
profitability  of banks,   strong  performance  of   securities firms,  and
higher-than-expected consumption of tobacco products following price cuts.

      Disbursements and transfers from the General Fund were $303 million below the level projected in April 1993, an amount that would have been $423
million had  the  State not   accelerated  the  payment  of  Medicaid billings,
which  in  the  April  1993  State Financial  Plan were planned to  be deferred into the 1994-95 fiscal year. Compared to the estimates  included  in
the  State  Financial Plan   formulated   in  April   1993,   lower
disbursements resulted from lower spending for Medicaid, capital projects, and debt service (due to refundings) and $114 million used to restructure the State's cash flow as part of the LGAC program. Disbursements were higher-than-expected for general support for public schools, the State share of income maintenance, overtime for prison guards, and highway snow and ice removal.

     In certain prior fiscal years, the State has  failed  to enact a budget
prior  to  the beginning  of  the State's  fiscal  year.   A delay  in the
adoption of the State's  budget beyond the statutory April 1 deadline and the
resultant   delay  in  the   State's   Spring borrowing has in certain prior
years delayed the projected receipt by the City of State aid, and there can be no assurance that State budgets in the future fiscal years will be adopted by the April 1 statutory deadline.

      The  State has noted that its forecasts of tax receipts have been subject
to variance in recent fiscal years.  As a result of these uncertainties   and
other  factors,   actual results could differ materially and adversely from the
State's current projections and the State's projections could be materially and adversely changed from time to time. There can be no assurance that the State will not face substantial potential budget gaps in future years resulting from a significant disparity between tax revenues projected from a lower recurring receipts base and the spending required to maintain State programs at current levels. To address any potential budgetary imbalance, the State may need to take significant actions to align recurring receipts and disbursements in future fiscal years.

      Ratings on general obligation bonds  of the  State  of  New  York  were
lowered   by Standard  &  Poor's Corporation  and  Moody's Investors Service
during 1990 from AA- to A and Aa to A, respectively. On January 6, 1992, Moody's Investors Service lowered its rating on certain appropriations-backed debt of New York State to Baa1 from A. The agency cited the failure of Governor Mario M. Cuomo and New York State lawmakers to close New York's
current  year  budget  gap.   Moody's Investors  Services also placed  the
general obligation, State guaranteed and New York local Municipal Assistance Corporation Bonds under review for possible downgrade in coming
months.   In addition, on January  13,  1992, Standard  &  Poor's Corporation
lowered  its rating   on  general  obligation   debt   and guaranteed  debt to
A- from  A.   Standard  & Poor's Corporation also downgraded its rating on
variously   rated  debt,   State   moral obligations,  contractual obligations,
lease purchase   obligations   and   other    State guarantees.  Additional
reductions in ratings could result in a loss to Unit holders.

      As  of  March 31, 1994, the  State  had approximately  $5.370  billion
in   general obligation  bonds, excluding refunding  bonds and  $294 million in
bond anticipation  notes outstanding.   On  May 24,  1993,  the  State issued
$850 million in tax and revenue anticipation notes, all of which matured on December 31, 1993. Principal and interest due on general obligation bonds and interest due on bond anticipation notes and on tax and revenue
anticipation  notes   were   $782.5 million for the 1993-94 fiscal year, and
are estimated to be $786.3 million for the 1994- 95 fiscal year. These figures do not include interest on refunding bonds issued in July 1992, to the extent that such interest is to be paid from escrowed funds.

State Authorities

      The  fiscal stability of the  State  is related  to  the  fiscal
stability  of   its authorities,     which     generally     have
responsibility  for financing,  constructing, and   operating
revenue-producing   benefit facilities.   Certain  authorities   of   the
State,  including the State  Housing  Finance Agency   ("HFA"),   the   Urban
Development Corporation   ("UDC")  and  the  Metropolitan Transportation
Authority ("MTA")  have  faced and   continue   to  experience   substantial
financial difficulties which could adversely affect the ability of such authorities to make payments of interest on, and principal amounts of,
their respective bonds.   Should any  of  its  authorities  default  on  their
respective obligations, the State's access to public credit markets could be
impaired.  The difficulties have in certain instances caused the   State
(under  its  so-called   "moral obligation") to appropriate funds  on  behalf
of the authorities. Moreover, it is expected that the problems faced by these authorities will continue and will require increasing amounts of State assistance in future years. Failure of the State to appropriate necessary
amounts  or  to take other action  to  permit those     authorities    having
financial difficulties   to   meet  their   obligations (including HFA, UDC and
MTA) could result in a default by one or more of the authorities. Such default, if it were to occur, would be likely to have a significant adverse
effect on  investor confidence in, and therefore the market   price   of,
obligations   of   the defaulting   authority.   In  addition,   any default
in payment of any general obligation of  any authority whose bonds contain a
moral obligation   provision  could  constitute   a failure  of certain
conditions that  must  be satisfied   in   connection   with    Federal
guarantees of City and MAC obligations and could thus jeopardize the City's long-term financing plans.

      The  fiscal stability of the  State  is related  to  the  fiscal
stability  of   its authorities,     which     generally     have
responsibility  for  financing,  constructing and    operating
revenue-producing   public benefit  facilities. The authorities are  not
subject to the constitutional restrictions on the incurrence of debt which apply to the State itself and may issue bonds and notes within the
amounts  of,  and  as  otherwise restricted      by,     their     legislative
authorization.  As  of  September  30,  1992, there   were   18   authorities
that    had outstanding debt of $100 million or more. The aggregate outstanding debt, including bonds, of these 18 authorities was 63.5 billion as of September 30, 1993. As of March 31, 1994, aggregate public authority debt outstanding as State supported debt was $21.1 billion as State-related debt was $29.4 billion.

      The authorities are generally supported by   revenues   generated  by
the   projects financed  or  operated, such as  fares,  user fees  on  bridges, highway tolls and  rentals for  dormitory rooms and housing.  In  recent years,
however,  the  State  has   provided financial  assistance through
appropriations, in some cases of a recurring nature, to certain of the 18 authorities for operating and other expenses and, in fulfillment of its
commitments  on moral obligation indebtedness or   otherwise   for   debt
service.   This assistance  is  expected to  continue  to  be required in future years.

      The  MTA oversees the operation of  New York  City's  subway and  bus
lines  by  its affiliates,   the  New  York   City   Transit Authority and the
Manhattan and Bronx Surface Transit operating (collectively, the "Transit
Authority"  or  the  "TA").   Through   MTA's subsidiaries,   the  Long
Island   Railroad Company,  the  Metro-North Commuter  Railroad Company  and
the Metropolitan  Suburban  Bus Authority, the MTA operates certain  commuter
rail   and   bus  lines  in  the   New   York metropolitan area.  In addition,
the Staten Island Rapid Transit Operating Authority, an MTA subsidiary, operates a rapid transit line on Staten Island. Through its affiliated agency, the Triborough Bridge and Tunnel Authority (the "TBTA"), the MTA operates certain intrastate toll bridges and tunnels. Because fare revenues are not sufficient to finance the mass transit portion of these operations, the MTA has depended and will continue to depend for operating support upon a system of Federal, State, local government and TBTA support, including loans, grants and operating subsidies. Over the past several years, the State has enacted several taxes, including a surcharge on the profits of banks, insurance corporations and general business corporations doing business in the 12-county region served by the MTA (the "Metropolitan Transportation Region") and a special one-quarter of 1% regional sales and use tax, that provide additional revenues for mass transit purposes including assistance to the MTA, the surcharge, which expires in
November   1995,  yielded  $507  million   in calendar  year  1992, of which
the MTA was entitled to receive approximately 90 percent, or approximately $456 million. For the 1994- 95 State fiscal year, total State assistance to the MTA is estimated at approximately $1.3 billion.

      In  1993,  State legislation authorized the  refunding  of a five-year
$9.56  billion MTA  capital  plan for the five-year  period, 1992   through
1996 (the "1992-96 Capital Program"). The MTA has received approval of the 1992-96 Capital Program based on this legislation from the 1992-96 Capital
Program Review Board, as State law requires.  This is the    third   five-year
plan   since   the Legislature  authorized  procedures  for  the adoption, approval and amendment of  a  five- year  plan  in  1981  for a  capital
program designed  to upgrade the performance  of  the MTA's    transportation
systems   and    to supplement,    replace    and    rehabilitate facilities
and equipment.  The MTA, the  TBTA and  the  TA  are collectively authorized to issue  an aggregate of $3.1 billion of  bonds (net  of  certain  statutory
exclusions)  to finance  a  portion  of the  1992-96  Capital Program.   The
1992-96 Capital Program is expected to be financed in significant part through the dedication of State petroleum business taxes.

      There can be no assurance that all  the necessary   governmental  actions
for   the Capital  Program will be taken, that  funding sources  currently identified  will  not  be decreased or eliminated, or that the  1992-96 Capital
Program, or parts thereof, will  not be  delayed  or  reduced.   Furthermore,
the power  of  the  MTA  to issue  certain  bonds expected to be supported by
the appropriation of   State   petroleum  business   taxes   is currently  the
subject of a court challenge. If the Capital Program is delayed or reduced, ridership and fare revenues may decline, which could, among other things, impair the MTA's ability to meet its operating expenses without additional State assistance.

      The State's experience has been that if an   Authority   suffers  serious
financial difficulties, both the ability of the State and the Authorities to obtain financing in the public credit markets and the market price of the State's outstanding bonds and notes may be adversely affected. The
Housing Finance   Agency  ("HFA")   and   the   Urban Development Corporation
("UDC") have  in  the past   required   substantial   amounts    of assistance
from  the  State  to  meet   debt service  costs or to pay operating  expenses.
Further  assistance, possibly  in  increasing amounts, may be required for
these, or other, Authorities  in  the  future.   In  addition, certain
statutory arrangements provide for State local assistance payments otherwise payable to localities whose local assistance payments otherwise
payable to localities  to be   made  under  certain  circumstances   to certain
Authorities.   The  State   has   no obligation  to provide additional
assistance to localities whose local assistance payments have  been  paid to
Authorities  under  these arrangements.   However, in  the  event  that such
local  assistance  payments   are   so diverted, the affected localities could
seek additional State funds.


New York City and Other Localities

       The   City,   with  a  population   of approximately    7.3    million,
is     an international center of business and culture.  Its
non-manufacturing  economy  is  broadly based, with the banking and securities,
life insurance,     communications,    publishing, fashion  design,  retailing
and  construction industries   accounting  for  a   significant portion   of
the  City's  total  employment earnings.   Additionally,  the  City  is  the
nation's  leading  tourist destination.   The City's  manufacturing activity
is  conducted primarily in apparel and publishing.

      The national economic recession which began in July 1990 has adversely impacted the City harder than almost any other political jurisdiction in the
nation.  As a result, the City,   with   approximately  3  percent   of
national  employment, has lost  approximately 20 percent of all U.S. jobs
during the recent economic  downturn  and,  consequently,   has suffered
erosion of its local tax base.   In total, the City private sector employment
has plummeted by approximately 360,000 jobs since 1987.   But,  after  nearly
five  years   of decline, the City appears to be on the  verge of  a
broad-based recovery which  will  lift many  sectors of the local economy.
Most of the nascent local recovery can be attributed to the continued improvement in the U.S. economy, but a great deal of the strength
expected in the City economy will be  due  to local    factors,   such   as
the    heavy concentration of the securities  and  banking industries in the
City.  The current forecast calls  for modest employment growth of  about
20,000   a  year  (0.6  percent)  on  average through  1998  with  some slowing but still positive growth in employment in 1995-96 as U.S. growth slows (local job gains slow from 25,000 to around 10,000 per year).

       During   the   most  recent   economic downturn,   the  City  has  faced
recurring extraordinary budget gaps that have been addressed by undertaking one-time, one-shot budgetary initiatives to close then projected gaps in order to achieve a balanced budget as required by the laws of the
State.   For example,  in  order  to  achieve  a  balanced budget  for  the
1992 fiscal year,  the  City increased  taxes and reduced services  during the
1991  fiscal  year  to  close  a   then projected  gap of $3.3 billion  in  the
1992 fiscal year which resulted from, among other things, lower than expected tax revenue of approximately $1.4 billion, reduced State aid for the City
of approximately $564  million and  greater  than  projected  increases   in
legally     mandated     expenditures      of approximately $400 million,
including  public assistance  and  Medicare expenditures.   The gap-closing
measures for  fiscal  year  1992 included  receipt  of $605 million  from  tax
increases,  approximately  $1.5  billion   of proposed   service  reductions
and  proposed productivity savings of $545 million.

      Notwithstanding its recurring projected budget gaps, for fiscal years 1981 through 1993 the City achieved balanced operating results (the City's
General Fund revenues and transfers   reduced   by   expenditures   and
transfers),  as  reported in accordance  with Generally   Accepted  Accounting
Principles ("GAAP"), and the City's 1994 fiscal year results are projected to be balanced in accordance with GAAP.

      The City's ability to maintain balanced budgets in the future is subject to numerous contingencies; therefore, even though the City has managed to close substantial budget gaps in recent years in order to maintain balanced operating results, there can be no assurance that the City will continue to maintain a balanced budget as required by State law without additional
tax  or  other revenue   increases  or  reduction  in   City services,  which
could adversely  affect  the City's economic base.

      Pursuant to the laws of the State, the City prepares an annual four-year financial plan, which is reviewed and revised on a quarterly basis and which includes the City's capital, revenue and expense projections. The City is required to submit its financial plans to review bodies, including the New York State Financial Control Board ("Control
Board").   If  the  City were  to  experience certain   adverse  financial
circumstances, including the occurrence or the substantial likelihood and imminence of the occurrence of an annual operating deficit of more than $100 million or the loss of access to the public credit markets to satisfy the
City's capital and   seasonal  financing  requirements,  the Control Board
would be required by State law to exercise powers, among others, of prior approval of City financial plans, proposed borrowings and certain contracts.

      1995-1998 Financial Plan. On July 8, 1994, the City submitted to the Control Board the Financial Plan for the 1995-1998 fiscal years (the
"1995-1998  Financial  Plan   or "Financial Plan"), which relates to
the City, the  Board of Education ("BOE") and the  City University   of   New
York ("CUNY").   The Financial Plan is based on the City's expense and  capital budgets for the City's 1995 fiscal year, which were adopted on June 23, 1994.

      The 1995-1998 Financial Plan projects revenues and expenditures for the 1995 fiscal year balanced in accordance with GAAP. The projections for the
1995 fiscal year  reflect proposed   actions  to  close  a   previously
projected gap of approximately $2.3 billion for the 1995 fiscal year, which include City actions aggregating $1.9 billion, a $288 million increase in State actions over the 1994 and 1995 fiscal years, and a $200 million increase in Federal assistance. The City actions include proposed agency
actions aggregating    $1.1    billion,     including productivity savings; tax
and fee enforcement initiatives; service reductions; and savings from the restructuring of City services. City actions also include savings of $45 million resulting from proposed tort reform, the projected transfer to the 1995 fiscal year of $171 million of the projected 1994 fiscal year surplus, savings of $200 million for employee health care costs, $51
million  in reduced   pension  costs,  savings  of   $225 million  from
refinancing City bonds and  $65 million  from  the proposed sale  of  certain
City   assets.  The  proposed   savings   for employee  health care costs  are
subject to collective bargaining negotiation with the City's unions; the proposed savings from tort reform will require the approval of the State Legislature; and the $200 million increase in Federal assistance is subject to approval by Congress and the President.

       The Financial Plan also set forth projections for the 1996 through 1998 fiscal years and outlines a proposed gap-closing program to close projected gaps of $1.5 billion, $2.0 billion and a $2.4 billion for the
1996   through   1998   fiscal   years, respectively, after successful
implementation of the $2.3 billion gap-closing program for the 1995 fiscal year.

      The projections for the 1996 through 1998 fiscal years assume the extension by the State Legislature of the 14% personal income tax surcharge beyond calendar year 1995 and extension of the 12.5% personal income tax
surcharge   beyond   calendar   year    1996, resulting  in  combined  revenues
of   $159 million, $633 million and $920 million in the 1996,    1997   and
1998   fiscal    years, respectively.  However, as part  of  the  tax reduction program reflected in the Financial Plan, the City is proposing the elimination of the 12.5% personal income tax surcharge when it expires at a cost of $184 million in fiscal year 1997 and $455 million in fiscal year
1998. The proposed gap-closing  actions include   City   actions   aggregating
$1.2 billion, $1.5 billion and $1.7 billion in the 1996 through 1998 fiscal years, respectively; $275 million, $375 million and $525 million in proposed additional State actions in the 1996 through 1998 fiscal years, respectively, primarily from the proposed State assumption of certain Medicaid costs; and
$100  million and   $200  million  in  proposed  additional Federal  assistance
in  the  1997  and  1998 fiscal   years,  respectively.  The  proposed
additional City actions, a substantial number of which are unspecified, include additional spending reductions, the reduction of City personnel
through   attrition,   government efficiency      initiatives,      procurement
initiatives,  labor productivity initiatives, and the proposed privatization of
City sewage treatment    plants.   Certain    of    these initiatives  may  be
subject to negotiation with the City's municipal unions. Various actions proposed in the Financial Plan for the 1996-1998 fiscal years, including
the proposed   state  actions,  are  subject   to approval  by Congress and the
President.  The State Legislature has in previous legislative sessions  failed to approve certain of the City's proposals for the State assumption of certain Medicaid costs and mandate relief, thereby increasing the uncertainty as to the receipt of the State assistance included in the
Financial   Plan.  In   addition,   the Financial  Plan  assumes the
continuation  of the  current assumption with respect to wages for   City
employees  and  the  assumed   9% earnings on pension fund assets for the  1994
fiscal  year are expected to be substantially below   the  9%  assumed  rate,
which   will increase    the    City's   future    pension contributions. In
addition, a review  of  the pension   fund   earnings   assumptions    is
currently being conducted which could further increase    the    City's
future    pension contributions. In addition, a review  of  the pension   fund
earnings   assumptions    is currently being conducted which could further
increase    the    City's   future    pension
contributions by a substantial amount.

      The City expects that tax revenue for the 1994 fiscal year will be approximately $65 million less than forecast in the 1994 Modification, primarily due to shortfalls in the personal income tax and sales tax, and that expenditures will be approximately $25 million greater than forecast. Accordingly, the $171 million of the projected surplus for the 1994 fiscal year, which is currently projected in the 1994 Modification and the Financial Plan to be transferred to the 1995 fiscal year will decrease to 81 million. As a result, the City will reduce expenditures for the 1995 fiscal year to offset this decrease, which is expected to be reflected in the first quarter modification to the Financial Plan. In addition, the Financial
Plan assumes that   a   special  session  of   the   State Legislature, which
may take place in the near future,  will  enact, and the  Governor  will sign,
State  legislation  relating  to   the proposed  tort reform, which would  save
the City   $45  million  in  payments  for   tort liability  in fiscal year
1995, and certain anticipated improvements in fine and fee collections forecast to earn $25 million in City revenue in fiscal year 1995, and that
the State Legislature will not enact proposed legislation   mandating
additional   pension benefits  for City retirees costing the  City
approximately  $200  million   annually.   To address     these    and    other
possible contingencies,  on July 11, 1994,  the  Mayor stated that he will
reserve $100 million from authorized  spending  by  City  agencies   in fiscal
year  1995 in addition to the existing general   reserves   of  $150   million.
In addition, the City has identified a $360 million contingency program for the 1995 fiscal year, primarily consisting of layoffs and service reductions.

     Actions to Close the Gaps. The 1995-1998 Financial Plan reflects a program
of proposed actions   by  the  City,  State  and  Federal governments   to
close  the   gaps   between projected revenues and expenditures  of  $1.5
billion,  $2.0 billion and $2.4  billion  for the   1996,  1997  and  1998
fiscal   years, respectively.

      City gap-closing actions total $1.2 billion in the 1996 fiscal year, $1.5 billion in the 1997 fiscal year and $1.7 billion in the 1998 fiscal
year.  These  actions,   a substantial  number of which are unspecified,
include   additional   spending   reductions, aggregate $501 million, $598
million and $532 million in the 1996 through 1998 fiscal years, respectively; government efficiency initiatives aggregating $50 million,
$100 million  and $150 million in the 1996 through 1998   fiscal   years,
respectively;   labor productivity  initiatives,  aggregating  $250 million  in each of the 1996 through 1998 fiscal years; and a proposed privatization of City sewage treatment plants which would result in revenues of $200
million in each of the  1996 through 1998 fiscal years.  Certain of   these
initiatives  may  be  subject  to negotiation with the City's municipal unions.

      State actions proposed in the gap- closing program total $275 million, $375 million and $525 million in each of the 1996, 1997 and 1998 fiscal years, respectively. These actions include savings primarily from the proposed State assumption of certain Medicaid costs.

     The Federal actions proposed in the gap- closing program are $100 million and $200 million in increased Federal assistance in fiscal years 1997 and 1998, respectively.

       Various   actions  proposed   in   the Financial   Plan,  including
the   proposed increase   in  State  aid,  are  subject   to approval  by  the
Governor  and  the   State Legislature,  and  the proposed  increase  in
Federal   aid  is  subject  to  approval   by Congress and the President. State
and Federal actions are uncertain and no assurance can be given that such actions will in fact be taken or that the savings that the City projects
will  result  from  these  actions  will   be realized.  The  State Legislature
failed to approve a substantial portion of the proposed State assumption of Medicaid costs in the last session. The Financial Plan assumes that these proposals will be approved by the State Legislature during the 1995 fiscal year and that the Federal government will increase its share of funding for the Medicaid program. If these measures cannot be implemented, the City will be required to take other actions to decrease expenditures or increase revenues to maintain a balanced financial plan.

       Although   the  City  has   maintained balanced budgets in each of its
last thirteen years, and is projected to achieve balanced operating results for the 1993 fiscal year, there can be no assurance that the gap-closing actions proposed in the Financial Plan can be successfully implemented or that the City will maintain a balanced budget in future years without additional State aid, revenue increases or expenditure reductions.
Additional  tax increases and  reductions  in essential   City  services  could
adversely affect the City's economic base.

      Assumptions.  The  1995-1998  Financial Plan   is   based  on  numerous
assumptions, including the continuing improvement in the City's and the region's economy and a modest employment recovery during calendar year 1994 and
the  concomitant receipt of economically sensitive   tax  revenues  in   the
amounts projected.  The 1995-1998 Financial  Plan  is subject  to  various
other uncertainties  and contingencies   relating  to,   among   other factors,
the extent, if any, to  which  wage increases  for  City  employees  exceed the annual increases assumed for the 1995 through 1998 fiscal years; continuation of the 9% interest earnings assumptions for pension fund assets and current assumptions with respect to wages for City employees
affecting the     City's    required    pension    fund contributions; the
willingness and ability of the State, in the context, of the State's current financial condition, to provide the aid contemplated by the Financial Plan and to take various other actions to assist the City, including the proposed State takeover of certain Medicaid costs and State mandate relief; the ability of HHC, BOE and other such agencies to maintain balanced budgets; the willingness of the Federal government to provide Federal aid;
approval of the proposed continuation  of  the  personal  income   tax
surcharge; adoption of the City's budgets by the City Council in substantially the forms submitted by the Mayor; the ability of the City to
implement proposed reductions in City personnel    and    other   cost
reduction initiatives, which may require in certain cases the cooperation of the City's municipal unions, and the success with which the City controls expenditures; savings for health care costs for City employees in the amounts projected in the Financial Plan; additional expenditures that may be incurred due to the requirements of certain legislation requiring minimum levels of funding for education; the impact on real estate tax revenues of the current weakness in the real estate market; the City's ability to market its securities successfully in the public credit markets; the level of funding required to comply with the Americans with Disabilities Act of
1990; and  additional  expenditures  that  may   be incurred as a result of
deterioration in  the condition of the City's infrastructure.

        The   projections   and   assumptions contained in the 1995-1998
Financial Plan are subject   to   revision  which  may   involve substantial
change, and no assurance can be given that these estimates and projections, which include actions which the City expects will be taken but which are not within the City's control, will be realized.

      Certain Reports. From time to time, the Control Board staff, the City
Comptroller and others   issue   reports  and   make   public statements
regarding  the  City's  financial condition,   commenting   on,   among   other
matters,   the   City's   financial    plans, projected   revenues  and
expenditures   and actions  by  the City to eliminate  projected operating deficits. Some of these reports and statements have warned that the City may
have underestimated   certain   expenditures   and overestimated  certain
revenues   and   have suggested   that  the  City  may   not   have adequately
provided for future contingencies. Certain of these reports have analyzed the City's Future economic and social conditions and have questioned whether the City has the capacity to
generate sufficient revenues  in the   future  to meet  the  costs   of   its
expenditure   increases   and   to    provide necessary services.

      On  March 1, 1994, the City Comptroller issued  a  report on the state of
the  City's economy. The report concluded that, while the City's   long
recession  is  over,  moderate growth is the best the City can expect,  with
the   local  economy  being  held   back   by continuing     weakness     in
important international economies.

      On  July 11, 1994, the City Comptroller issued  a report on the City's
adopted budget for   the   1995   fiscal  year.   The   City Comptroller
stated  that  if  none  of   the uncertain  proposals  are  implemented,   the
total risk could be as much as $763 million to $1.02 billion. risks which were identified as substantial risks include a possible $208 million to $268 million increase in overtime costs; approval by the State Legislature of a tort reform program to limit damage claims against the City, which would
result  in savings  of  $45  million;  the  $65  million proceeds   from   a
proposed   asset   sale; additional   expenditures   at   Health   and
Hospitals  Corporation totaling $60  million; and   $60   million   of
increased   pension contributions  resulting  from   lower   than assumed
pension  fund  earnings.  Additional possible   risks   include   obtaining
the agreement of municipal unions to the proposed reduction in City expenditures for health care costs by $200 million; uncertainties concerning the assumed improvement in the collection of taxes, fines and fees totaling $75 million; and uncertainty concerning the receipt of the $200 million of increased Federal aid projected for the 1995 fiscal year. The City Comptroller noted that there are a number of additional issues, including possible larger than projected expenditures for foster care and public assistance and the receipt of $100 million from assumed FICA refunds. The City Comptroller has also stated in a report issued on June 8,
1994 that certain of the reductions in personnel and services proposed in the City's financial plan submitted to the Control Board on May 10, 1994
(the "May Financial Plan") will have long-term   and,   in  some   cases,
severe consequences for City residents.

      In addition, on July 11, 1994, the private members of the Control Board, Robert R. Kiley, Heather L. Ruth and Stanley S. Shuman, issued a statement which concluded that the 1995 fiscal year is not reasonably balanced and that further budget cuts are unavoidable in the next six
months.   In addition, the private members stated that the Financial Plan does
not set forth a  path  to structural   balance.  The  private   members stated
that, in order to achieve this goal, City managers must be given fiscal targets they can be expected to meet; solid new proposals must be developed that back up the savings the City has committed to achieve to balance future budgets; and the deferral of expenses to future years, through actions such as the sale of property tax receivables, stretching out
pension  contributions   and delaying   debt   service  payments   through
refundings, must stop. On July 11, 1994, the Control Board staff stated that the City faces risks of greater than $1 billion and $2 billion for the 1995 and 1996 fiscal years, respectively, and risks of approximately $3 billion for each of the 1997 and 1998 fiscal years.

      Substantially all of the City's full- time employees are members of labor unions. The Financial Emergency Act requires that all collective bargaining agreements entered into by the City and the Covered Organizations be consistent with the City's current financial plan, except under certain circumstances, such as awards arrived at through impasse procedures.

      On January 11, 1993, the City announced a  settlement  with a coalition
of  municipal unions,   including   Local   237   of    the International
Brotherhood   of    Teamsters ("Local  237"), District 37 of  the  American
Federation of State, County and Municipal Employees ("District Council 37") and other unions covering approximately 44% of the City's workforce. The settlement, which has been ratified by the unions, includes a total net expenditure increase of 8.25% over a 39- month period, ending March 31, 1995 for most of these employees. On April 9, 1993 the City announced an agreement with the Uniformed Fire Officers Association (the "UFOA") which is consistent with the
coalition  agreement.  The   agreement   has  been ratified.    The Financial
Plan reflects the costs associated with  these settlements  and  provides   for
similar  increases for all other  City-funded employees.

       The   Financial   Plan   provides   no additional wage increases for
City employees after their contracts expire in the 1995 and 1996 fiscal years. Each 1% wage increase for all employees commencing in the 1995 and 1996
fiscal   years  would  cost   the   City   an additional  $130 million for the
1995  fiscal year  and  $140 million for the  1996  fiscal year  and  $150
million each year  thereafter above   the  amounts  provided  for  in   the
Financial Plan.

      The  terms of eventual wage settlements could   be  determined  through
the impasse procedure in the New York City Collective Bargaining Law, which can impose a binding settlement.

      New York City Indebtedness. Outstanding indebtedness   having  an
initial   maturity greater  than  one  year  from  the  date  of issuance of the City as of March 31, 1994 was $21,290,000 compared to $19,624,000 as of March 31, 1993.

      A  substantial portion of  the  capital improvement  in  the  City  are
financed  by indebtedness   issued   by   the    Municipal Assistance
Corporation of the City of New York ("MAC"). MAC was organized in 1975 to provide financing assistance for the City and also to exercise certain
review  functions with  respect  to the City's  finances.   MAC bonds  are
payable out of certain State sales and compensating use taxes imposed within the City, State stock transfer taxes and per capita State aid to the
City.   Any  balance from  these  sources after meeting  MAC  debt service  and reserve fund requirements and paying MAC's operating expenses is remitted to the City or, in the case of stock transfer taxes, rebated to the taxpayers. The State is not, however, obligated to continue the imposition of such taxes or to continue appropriation of the revenues therefrom to MAC, nor is the State obligated to continue to appropriate the State per capita aid to the City which would be required to pay the debt service on certain MAC obligations. MAC has not taxing power and MAC bonds do not create an enforceable obligation of either the State or the City. As of March 31, 1994,
MAC   had   outstanding   an   aggregate   of approximately  $4.071 billion  of
its  bonds compared  to $4.470 billion as of  March  31, 1993.

     On February 11, 1991, Moody's  Investors Service  lowered  its rating  on the City's general obligation bonds from A to Baa1. On July 2, 1993, Standard & Poor's reconfirmed its A- rating of City bonds, continued its negative rating outlook assessment and stated that maintenance of such
ratings  depended upon   the  City's  making  further  progress towards
reducing budget gaps in the outlying years. In January 1995, Standard & Poor's reconfirmed its negative outlook and placed it on CreditWatch because of the City's accounting methods.

      On  July  10, 1995, Standard  &  Poor's Ratings    Group   ("Standard   &
Poor's") downgraded its rating on New York City's $23 billion of outstanding general obligation bonds to "BBB+" from "A-", citing to the City's chronic structural budget problems and weak economic outlook. Standard & Poor's stated that New York City's reliance on one- time revenue measures to
close annual budget gaps,   a  dependence  on  unrealized   labor savings,
overly  optimistic  estimates   of revenues  and state and federal aid  and
the City's   continued  high  debt  levels   also contributed  to  its decision
to  lower  the rating.

Litigation

      The State is the subject of numerous legal proceedings relating to State finances, State programs and miscellaneous tort, real property and contract claims in which the State is a defendant and where monetary
damages   sought   are  substantial.    These proceedings   could  adversely
affect   the financial condition of the State in the 1994- 95 fiscal years or thereafter.

  In addition to the proceedings noted below, the  State  is  party  to  other
claims  and litigation   which  its  legal  counsel   has advised  are  not
probable of  adverse  court decisions. Although the amounts of  potential
losses,    if    any   are   not    presently determinable, it is the State's
opinion that its ultimate liability in these cases is not expected to have a material adverse effect on the State's financial position in the 1994-95 fiscal year or thereafter.

                               APPENDIX D

The  following information is  a  summary  of special   factors   affecting
New    Jersey municipal  obligations.  It does not  purport to  be a complete
description and is based on information   from  statements  relating   to
securities offerings of New Jersey issuers.

 Additional  Discussion  of  Special   Factors Relating to New Jersey
Municipal Obligations

      Risk  Factors:   Prospective  investors should    consider   the   recent
financial difficulties and pressures which the State of New Jersey (the "State") and certain of its public authorities have undergone.

      The  State's  1995 fiscal  year  budget became law on June 30, 1994.

      Reflecting the downturn, the rate of unemployment in the State rose from a low of 3.6% during the first quarter of 1989 to a recessionary peak of 9.3% during 1992. Since then, the unemployment rate fell to 6.7%
during  the  fourth  quarter  of  1993.   The jobless  rate averaged 7.1%
during the first nine months of 1994, but this estimate is not comparable to those prior to January because of major changes in the federal survey from which these statistics are obtained.

      In the first nine months of 1994, relative to the same period a year ago, job growth took place in services (3.5%) and construction (5.7%), more moderate growth took place in trade (1.9%), transportation
and        utilities        (1.2%)        and finance/insurance/real estate
(1.4%), while manufacturing and government declined by 1.5% and 0.1%, respectively. The net result was a 1.6% increase in average employment during the first nine months of 1994 compared to the first nine months of 1993.

      The  economic recovery is likely to  be slow  and uneven in both New
Jersey  and  the nation.   Some  sectors, like commercial  and industrial
construction, will undoubtedly lag because of continued excess capacity.
Also, employers  in  rebounding  sectors   can   be expected  to  remain
cautious about hiring until they become convinced that improved business will be sustained. Other firms will continue to merge or downsize to increase profitability. As a result, job gains will probably come grudgingly and unemployment will recede at a corresponding slow pace.

      Pursuant to the State Constitution,  no money  may  be drawn from the
State  Treasury except  for appropriations made by  law.   In addition, all
monies for the support of State purposes must be provided for in one general appropriation law covering one and the same fiscal year.

       In   addition  to  the  Constitutional provisions,  the New Jersey
statutes  contain provisions   concerning   the   budget    and appropriation
system.      Under     these provisions,  each unit of the State  requests an
appropriation from the Trustee of Division of Budget and Accounting, who reviews the budget requests and forwards them with his recommendation to the Governor. The Governor then transmits his recommended expenditures and sources of anticipated revenue to the legislature, which reviews the Governor's Budget Message and submits an appropriations bill to the Governor for his signing by July 1 of each year. At the time of signing the bill, the Governor may revise appropriations or anticipated revenues. That action can be reversed by a two-thirds vote of each House. No supplemental appropriation may be enacted after adoption of the act, except where there are
sufficient   revenues   on   hand    or anticipated, as certified by the
Governor, to meet   the   appropriation.

Finally,   the Governor may, during the course of the  year, prevent    the
expenditure    of    various appropriations when revenues are below  those
anticipated or when he determines that such expenditure is not in the best interest of the State.

      One  of  the major reasons for cautious optimism   is   found  in  the
construction industry.    Total   construction   contracts awarded  in  New
Jersey have turned around, rising by 8.6% in 1993 compared with 1992. By far, the largest boost came from residential construction awards which increased by 37.7% in 1993 compared with 1992. In addition, non residential building construction awards have turned around, posting a 6.9% gain.

        Nonbuilding    construction    awards increased approximately 4% in the
first eight months  of 1994 compared with the same period in 1993.

      Finally, even in the labor market there are signs of recovery. Thanks to a reduced layoff rate and the reappearance of job opportunities in some parts of the economy, unemployment in the State has been receding since July 1992, when it peaked at 9.6% according to U.S. Bureau of Labor Statistics estimates based on the federal government's monthly household survey. The same survey showed joblessness dropped to an average of 6.7% in the fourth quarter of 1993. The unemployment rate registered an average of 7.8% in the first quarter of 1994, but this rate cannot be compared with prior data due to the changes in the U.S. Department of
Labor   procedures   fir   determining    the unemployment  rate that went into
effect  in January 1994.

      State  Aid to Local Governments is  the largest   portion   of   fiscal
year   1995 appropriations.    In   fiscal   year   1995, $5,782.2     million
of    the     State's appropriations consisted of funds  which  are distributed
to municipalities, counties  and school  districts.   The  largest  State  Aid
appropriation,  in  the  amount  of  $3,900.1 million,  was  provided for local
elementary and  secondary education programs.   Of  this amount,  $2,431.6
million  is  provided   as foundation aid to school districts by formula based
upon the number of students and the ability of a school district to raise taxes from its own base. In addition, the State provided $582.5 million for
special education programs  for children with disabilities.   A $293  million
program was  also  funded  for pupils   at  risk  of  educational   failure,
including  basic  skills  improvement.    The State  appropriated $474.8
million on behalf of school districts as the employer share of the teachers' pension and benefits programs, $263.8 million to pay for the cost of pupil
transportation   and   $57.4   million    for transition   aid,  which
guaranteed   school districts  a  6.5%  increase  over  the   aid received  in
fiscal year 1991 and  is  being phased out over six years.

      Appropriations  to  the  Department  of Community  Affairs  total $635.1
million  in State  Aid monies for fiscal year 1995.   The principal    programs
funded    were    the Supplemental  Municipal  Property   Tax   Act ($314.1
million);     the      Municipal Revitalization   Program  ($165.0   million);
municipal   aid   to  urban  communities   to maintain   and  upgrade
municipal   services ($40.7  million);  and  the  Safe  and  Clean
Neighborhoods   Program   ($58.9    million).  Appropriations to the State
Department of the Treasury total $321.3 million in State Aid monies for fiscal year 1995. The principal programs funded by these appropriations were payments under the Business Personal Property Tax Replacement Programs ($158.7 million); the cost of senior citizens, disabled and veterans
property   tax   deductions    and exemptions  ($41.7 million); aid  to
densely populated   municipalities  ($25.0  million); Municipal  Purposes  Tax
Assistance   ($30.0 million); and payments to municipalities  for services  to
state  owned  property   ($34.9 million).

      Other  appropriations of State  aid  in fiscal  year 1995 include:
welfare programs ($499.1 million); aid to county colleges ($123.6 million); and aid to county mental hospitals ($79.4 million).

        The second largest portion of appropriations in fiscal 1995 is applied to Direct State Services: the operation of State government's
17   departments,   the Executive  Office, several  commissions,  the State
Legislature  and  the  Judiciary.   In fiscal 1995, appropriations for Direct
State Services aggregate $5,203.1 million. Some of the major appropriations for Direct State Services during fiscal 1995 are detailed below.

      $595.3 million was appropriated for programs administered by the Department of Human Services. The Department of Labor is appropriated
$51.4   million    for    the administration  of  programs   for   workers'
compensation,  unemployment  and   disability insurance,  manpower development,
and  health safety inspection.

       $27.7  million  is  appropriated   for administration    of   the
Medicaid    and pharmaceutical  assistance to  the  aged  and disabled
programs;   $14.9   million    for administration   of   the   various
income maintenance   programs,  including   Aid   to Families with Dependent
Children(AFDC); $69.3 million for the Division of Youth and  Family Services,
which protects the children of  the State   from  abuse  and  neglect  and
$15.0 million for juvenile community programs which serves juveniles who have violated the laws of the State and have been committed to the Juvenile Services Division.

        The   Department   of   Health    was appropriated $32.3 million for
the prevention and  treatment of diseases, alcohol and  drug abuse  programs,
regulation  of  health  care facilities,   and   the  uncompensated   care
program.

      $689.3 million was appropriated to  the Department  of  Higher  Education
for   the support  of  eight  State  colleges,  Rutgers University,  the  New
Jersey  Institute   of Technology,  and the University  of  Medicine and
Dentistry of New Jersey.

      $932.6 million was appropriated to the Department of Law and Public Safety and the Department of Corrections.

      $92.3  million was appropriated to  the Department of Transportation for
the  various programs   it   administers,  such   as   the maintenance  and
improvement of the State highway systems and subsidies for railroads and bus companies.

      $176.6 million was appropriated to the Department of Environmental Protection for the protection of air, land, water, forest, wildlife and shellfish resources and for the provision of outdoor recreational facilities.

      The primary method for State financing of capital projects is through the sale of the general obligation bonds of the State. These bonds are backed by the full faith and credit of the State. State tax revenues and certain other fees are pledged to meet the principal and interest payments required to pay the debt fully. No general obligation debt can be issued by the State without prior voter approval, except that no voter approval is required for any law authorizing the creation of a debt for the
purpose   of refinancing  all or a portion of  outstanding debt  of  the
State, so long as such law requires that the refinancing provide a debt service savings.

      All appropriations for capital projects and    all    proposals   for
State    bond authorizations are subject to the review  and recommendation  of
the New Jersey  Commission on  Capital  Budgeting  and  Planning.   This
permanent   commission  was  established   in November,  1975,  and  is
charged with the preparation of the State Capital Improvement Plan, which contains proposals for State spending for capital projects.

       The   aggregate  outstanding   general obligation bonded indebtedness of
the State as of June 30, 1993 was $3.549.7 billion. The debt service obligation for outstanding indebtedness is $119.9 million for fiscal year 1994.

     Aside from its general obligation bonds, the State's "moral obligation" backs certain obligations issued by the New Jersey Housing and Mortgage Finance Agency, the South Jersey Port Corporation (the "Corporation") and the Higher Education Assistance Authority. As of June 30, 1992, there was outstanding in excess of $1 billion of moral obligation bonded indebtedness issued by such entities, for which the maximum annual debt service was over $101 million as of such date. The State provides the Corporation with funds to cover debt service and property tax requirements when earned revenues are anticipated to be insufficient to cover these obligations. For the calendar years 1986 through 1992, the State has appropriated
$12,237,565.00   to cover   property   tax  shortfalls   of   the Corporation.

      At any given time, there are various numbers of claims and cases pending against the State, State Agencies and employees, seeking recovery
of monetary damages that are primarily  paid  out  of  the  fund   created
pursuant  to  the Tort Claims  Act,  N.J.S.A.  59:1-1  et  seq.  In addition,
at  any  given time   there  are  various  contract   claims against  the State
and State agencies seeking recovery  of monetary damages.  The State  is unable
to  estimate its exposure  for  these claims  and  cases.   An  independent
study estimated an aggregate potential exposure of $50 million for claims pending, as of January 1, 1982. It is estimated that were a similar study made of claims currently pending,  the amount  of such estimated exposure would  be somewhat higher.  New Jersey is involved in a number of lawsuits in
which adverse decisions could    materially   affect   revenues    or
expenditures. Such cases include challenges to its system of educational funding, the methods by which the State Department of Human Services shares with county governments the maintenance recoveries and costs for
residents in State psychiatric hospitals  and residential      facilities
for      the developmentally disabled.

      Other lawsuits that could materially affect revenue or expenditures include a suit by a number of taxpayers seeking refunds of taxes paid to the Spill Compensation Fund pursuant to N.J.S.A. 58:10-23.11; a suit
alleging   that  unreasonably  low   Medicaid payment rates have been
implemented for long- term  care facilities in New Jersey;  a  suit alleging
unfair  taxation   on   interstate commerce;  a suit by Essex County seeking
to invalidate the State's method of funding  the medical  system and a suit
seeking return  of moneys   paid   by   various   counties   for maintenance of
Medicaid or Medicare eligible residents of institutions and facilities for the developmentally disabled, and a suit challenging the imposition of premium tax surcharges on insurers doing business in New Jersey, and assessments upon property and casualty liability insurers pursuant to the Fair Automobile Insurance Reform Act.

      Legislation approved June 30, 1992, effective immediately, called for revaluation of several public employee pension funds, authorized an adjustment to the assumed rate of return on investment and refunds $773 million in public employer contributions to the State from various pension funds, to be reflected as a revenue source for Fiscal Year 1992 and $226 million in Fiscal Year 1993 and each fiscal year thereafter. Several labor
unions   filed   suit  seeking   a   judgment directing  the State Treasurer to
refund  all monies transferred from the pension funds and paid  into  the
General  Fund.   An  adverse determination would have a significant impact on
Fiscal  Years  1992  and  1993   revenue estimates.

       Bond  Ratings:   Citing  a  developing pattern of reliance on
non-recurring measures to  achieve budgetary balance, four years  of financial
operations  marked   by   revenue shortfalls  and operating deficits,  and  the
likelihood  that  financial  pressures   will persist,  on August 24, 1992
Moody's  lowered from  Aaa to

Aa1 the rating assigned  to  New Jersey  general obligation bonds.  Currently,
Standard  &  Poor's rates New Jersey  general obligation  bonds  AA+.   On
July 6, 1992, Standard & Poor's affirmed its AA+ ratings on New Jersey's general obligation and various lease and appropriation backed debt, but its ratings outlook was revised to negative for the longer term horizon (beyond four months) for resolution of two items: (i) the Federal Health Care
Facilities Administration ruling concerning retroactive  Medicaid   hospital
reimbursements   and   (ii)    the    State's uncompensated  health  care
funding  system, which  is  under review in the U.S.  Supreme Court.

                             APPENDIX E

The  following information is  a  summary  of special  factors affecting
Florida  municipal obligations.   It does not purport  to  be  a complete
description  and   is   based   on information   from  statements  relating
to securities offerings of Florida issuers.

 Additional  Discussion  of  Special   Factors Relating to Florida Municipal
Obligations In 1980, Florida was the seventh most populous state in the U.S. The State has grown dramatically since then an as of April 1, 1993,
ranks  fourth  with  an  estimated population   of   13.5   million.
Florida's attraction, as both a growth and retirement state, has kept net migration fairly steady with an average of 292,988 new residents a year from 1983 through 1993. The U.S. average population increase since 1982 is about 1% annually, while Florida's average annual rate of increase is about 2.5%. Florida continues to be the fastest growing of the ten largest states. This strong population growth is one reason the State's economy is
performing better  than  the  nation  as  a  whole.   In addition  to
attracting senior  citizens  to Florida as a place for retirement, the  State
is   also   recognized   as   attracting    a significant    number    of
working    age individuals.  Since 1983, the  prime  working age  population
(18-44)  has  grown  at   an average  annual rate of 2.6%.  The  share  of
Florida's  total working age population  (18- 59)    to    total   State
population    is approximately 54%. This share is not expected to  change appreciably into the twenty-first century.

      The State's personal income has been growing strongly the last several years and has generally out performed both the U.S. as a whole and the southeast in particular, according to the U.S. Department of Commerce and the Florida Consensus Economic Estimating Conference. This is due to the fact that Florida's population has been growing at a very strong pace and, since the early 70's the State's economy has diversified so as to provide greater insulation from national economic downturns. As a result, Florida's real per capita personal income has tracked closely with the
national average  and  has tracked   above  the  southeast.  From   1984
through 1993, the State's real per capita income rose an average 5.4% a year, while the national real per capita income increased at an average 5.5%.

      Because Florida has a proportionately greater retirement age population, property income (dividends, interest and rent) and transfer
payments  (Social   Security   and pension  benefits  among  other  sources
of income) are relatively more important sources of income. For example, Florida's total wages and salaries and other labor income in 1993 was 62% of total personal income, while a similar figure for the nation for 1990
was 72%.  Transfer  payments are  typically  less sensitive   to   the
business   cycle   than employment  income  and,  therefore,  act  as
stabilizing forces in weak economic periods.

      The  State's per capita personal income in  1993  of $20,857 was slightly
above  the national average of $20,817 and significantly ahead   of  that  for
the southeast United States, which was $18,753. Real personal income in the State is estimated to increase 4.5% in 1994-95 and 4.2% in 1995-96. By the end of 1995-96, real personal income per capita in the State is projected to average 4.5% higher than its 1993-94 level.

      Since 1980, the State's job creation rate is well over twice the rate for the nation as a whole, and its growth rate in new non-agricultural jobs is the fastest of the 11 most populous states and second only to
California in the absolute number of new jobs created.   Contributing to the
State's  rapid rate  of  growth in employment and income  is international
trade.   In  addition,   since 1980,  the  State's  unemployment  rate   has
generally tracked below that of the Nation's unemployment rate. However, as the State's economic growth has slowed from its previous highs, the State's
unemployment  rate  has tracked  above  the national   average.

The average rate in Florida since 1980 has  been 6.5%   while  the national
average  is 7.1%.  According to the U.S. Department of Commerce, the   Florida
Department of   Labor   and Employment   Security,   and   the    Florida
Consensus Economic  Estimating   Conference (together  the  "Organization")
the  State's unemployment rate was 8.2%  during 1992.   As of  January 1994,
the Organization estimates that the unemployment rate will be 6.7% for 1993-94 and 6.1% in 1994-95.

      The rate of job creation in Florida's manufacturing sector has exceeded that of the U.S. From the beginning of 1980 through 1993, the state added over 50,100 new manufacturing jobs, an 11.7% increase. During the same period, national manufacturing employment declined ten out of the fourteen years, for a loss of 2,977,000 jobs.

      Total non-farm employment in Florida is expected to increase 2.7% in 1993-94 and rise 3.8% in 1994-95. Trade and services, the two largest, account for more than half of the total non-farm employment. Employment in the service sectors should experience an increase of 5.4% in 1994-95, while growing 4.7% in 1995-96. Trade is expected to expand 3.1% in 1995 and 3.2% in 1996. The service sector is now the State's largest employment category.

                            Construction

     The State's economy has in the past been highly dependent on the construction industry and construction related manufacturing. This dependency has declined in recent years and continues to do so as a result of continued diversification of the State's  economy.  The State  is still
somewhat at the mercy of  the construction    and   construction    related
manufacturing industries. For example, in 1980, total contract construction employment as a share of total non-farm employment was just over 7%, and in 1993, the share had edged downward to 5%. This trend is expected to continue as the State's economy continues to diversify. Florida, nevertheless, has a dynamic construction industry, with single and multi-family housing starts accounting for 8.5% of total U.S. housing starts
in 1993 while  the State's population is 5.3% of  the U.S.   total  population.
Florida's housing starts since 1980 have represented an average of 11.0% of the U.S.'s total annual starts, and since 1980, total housing starts have averaged 156,450 a year.

      A driving force behind the State's construction industry has been the State's rapid rate of population growth. Although the State currently is the fourth most populous state, its annual population growth is now projected to decline as the number of people moving into the State is
expected  to  hover near   the   mid   250,000   range   annually throughout
the 1990s. This population trend should provide fuel for business and home builders to keep construction activity lively in Florida for some time to come. However, other factors do influence the level of construction in
the  State.  For   example, federal  tax reform in 1986 and other changes to
the   federal  income  tax   code   have eliminated tax deductions for owners
of  more than  two  residential real estate properties and have lengthened
depreciation schedules on investment    and   commercial    properties.
Economic  growth  and  existing  supplies  of homes   also  contribute  to  the
level   of construction  in  the  State.   Also,   while interest  rates
remain  low  currently,   an increase    in    interest    rates     could
significantly adversely impact the  financing of  new  construction with the
State, thereby adversely  impacting unemployment  and  other economic   factors
within  the   State.   In addition,  available commercial office  space has
tended to remain high over the past few years. So long as this glut of commercial rental space continues, construction of this be of space will likely continue to remain slow.

      Single and multi-family housing starts in 1994-95 are projected to reach a combined level of 118,000, increasing to 124,100 next year.
Lingering  recessionary  effects   on consumers  and tight credit are some  of
the reasons for relatively slow core construction activity, as well as lingering effects from the 1986 tax  reform legislation  discussed above.  However, construction is one  of
the sectors  most  severely affected  by Andrew.  Total    construction
expenditures     are forecasted  to  increase 6.6% this  year  and increase
7.5% next year.


       The   State   has  continuously   been dependent on the highly cyclical
construction and    construction   related   manufacturing industries.   While
that   dependency   has decreased, the State is still somewhat at the mercy
of    the    construction    related manufacturing  industries.  The
construction industry is driven to a great extent by the State's rapid growth in population. There can be no assurance that population growth will continue throughout the 1990's in which case there could be an adverse impact on
the State's   economy   through   the   loss   of construction    and
construction    related manufacturing  jobs.  Also,  while   interest rates
remain low currently, an increase in interest rates could significantly adversely impact the financing of new construction within the State,
thereby adversely impacting unemployment   and  other  economic   factors
within the State. In addition, available commercial office space has tended to remain high over the past few years. So long as this glut of commercial rental space continues, construction of this type of space will likely continue to remain slow. Tourism

     Tourism is one of State's most important industries.   Approximately
41.1    million tourists  visited  the  State  in  1993,   as reported   by
the  Florida  Department   of Commerce. In terms of business activities and
state  tax  revenues, tourists in Florida  in 1993  represented  an estimated
4.5 million additional residents. Visitors to the State tend to arrive equally by air and car. The State's tourist industry over the years has
become    more   sophisticated,    attracting visitors   year-round  and,  to
a   degree, reducing   its   seasonality.  The   dollar's depreciation has
enhanced the State's tourism industry. Tourist arrivals are expected to increase by almost 5.0% percent this year and 3.4% next year. Tourist arrivals to Florida by air and car are expected to diverge from each other, air
decreasing 9.2%   and  2.95 next  year and auto increasing 0.7% this year and
4.0% next year. By the end of the State's current fiscal year, 42.1 million domestic and international tourists are expected to have visited the State. In 1995-96, tourist arrivals should approximate 43.6 million.

                           Revenues and Expenses

      Estimated  fiscal year 1994-95  General Revenue  plus Working Capital
funds available to  the State total $14,624.4 million, a 5.7% increase   over
1993-94.  This  reflects   a transfer  of  $159  million in  non-recurring
revenue due to Andrew, to a hurricane  relief trust fund. Of the total General
Revenue plus Working Capital funds available to the State, $13,858.4   million
of  that  is   Estimated Revenues (excluding the Andrew impact)  which
represents  an  increase  of  7.9%  over  the previous  year's  Estimated
Revenues.   With effective   General  Revenues  plus   Working Capital   Fund
appropriations  at  $14.311.1 million, unencumbered reserves at the end  of
1994-95  are  estimated  at  $313.3  million.  Estimated,   fiscal  year
1995-96   General Revenue  plus  Working  Capital  and   Budget Stabilization
funds available total $15,145.9 million.  a  3.6% increase over 1994-95.  The
$14,647.2   million  in  Estimated   Revenues represents  an  increase  of
5.7%  over  the previous year's Estimated Revenues.

      In fiscal year 1993-94, approximately 66% of the State's total direct revenue to its three operating funds were derived from State taxes, with Federal grants and other special revenue accounting for the balance. State sales and use tax, corporate income tax, intangible personal property tax,
and beverage   tax  amounted to 66%, 8%,  4%  and 4%,  respectively, of total
General  Revenue Funds  available during fiscal  1993-94.   In that   same
year, expenditures for education, health and welfare, and public safety amounted to approximately 49%, 32%, and 12%, respectively, of total expenditures from the General Revenue Fund.

      The  State's  sales and  use  tax  (6%) currently  accounts  for the
State's  single largest  source  of  tax receipts.   Slightly less  than 10% of
the State's sales and use tax is designated for local governments and is distributed to the respective counties in which collected for use by the counties, and the municipalities therein. In addition to this distribution,
local  governments may (by referendum)  assess  a  0.5%    or   a   1.0%
discretionary  sales  surtax   within   their county.   Proceeds  from  this
local option sales tax are earmarked for funding local infrastructure programs and acquiring land for public recreation or conservation or
protection  of natural resources as  provided under   applicable  Florida
law.    Certain charter  counties have other  taxing  powers.  In  addition, and  non-consolidated  counties with  a  population in excess of 800,000  may
levy   a  local  option  sales  tax  to  fund indigent  health  care.    It
alone   cannot exceed  0.5%  and  when  combined  with   the infrastructure
surtax  cannot  exceed  1.0%.  For  the  fiscal year ended June  30,   1994,
sales and use tax receipts (exclusive of the tax on gasoline and special fuels) totaled $10,012.5 million, an increase of 6.9% over fiscal year 1992-1993.

      The second largest source of  State tax receipts    is  the  tax   on
motor   fuels.  However,  these revenues are almost  entirely dedicated  trust funds for specific purposes and are not included in the State's General Revenue Fund.

     The State imposes an alcoholic beverage, wholesale tax (excise tax) on beer, wine, and liquor. This tax is one of the State's major tax sources, with revenues totaling $439.8 million in fiscal year ending June 30, 1994. Alcoholic beverage tax receipts decreased 1.0% from the previous year's
total.   The revenues   collected  from   this   tax   are deposited  into  the
State's General  Revenue Fund.

      The  State  imposes a corporate  income tax.   All  receipts of the
corporate  income tax are credited to the General Revenue Fund.  For  the
fiscal  year ended June  30,  1994, receipts   from  this  source  were
$1,047.4 million,  and increase of 23.7%  from  fiscal year 1992-93.

      The  State imposes a documentary  stamp tax on deeds and  other documents
relating to realty,      corporate     shares,     bonds, certificates   of
indebtedness,   promissory notes,  wage  assignments, and retail  charge
accounts.    The   documentary   stamp    tax collections  totaled  $775.0
million  during fiscal  year  1993-94, a 21.3% increase  from the   previous
fiscal  year.   Beginning  in fiscal  year  1992-93, 71.29% of these  taxes are to  be deposited to the General  Revenue Fund.

       The   State   imposes  an   intangible personal   property  tax  on
stocks,  bonds, including  bonds secured by liens in  Florida real
property,    notes,     governmental leaseholds,  and certain  other
intangibles, not   secured   by  alien  on  Florida   real property.  The
annual rate of tax is 2 mils. Second, the State imposes a non-recurring 2 mil tax on mortgages and other obligations secured by liens on Florida
real  property.  In  fiscal   year  1993-94, total  intangible personal
property tax collections were $836.0 million, a 6.7% increase over the prior year. Of the tax proceeds, 66.5% are distributed to the General Revenue Fund.

      The State's severance tax taxes, oil, gas and sulfur production, as well as the severance of phosphate rock and other solid minerals. Total collections from severance taxes total $54.8 million during fiscal year 1993-94, down 15.0% from the previous year. Currently, 60% of this amount is transferred to the General Revenue Fund.

     The State began its own lottery in 1988. State law requires that lottery revenues be distributed 50% to the public in prizes, 38.0% for use in enhancing education, and the balance, 12.0% for costs of
administering the lottery.  Fiscal year 1993-94 lottery  ticket sales   totaled
$2.15  billion, providing education with approximately $816.2 million.

                   Debt-Balanced Budget Requirement

     At the end of fiscal 1993, approximately $5.61 billion in principal amount of debt secured by the full faith and credit of the State was
outstanding.  In addition,   since July  1, 1993,  the State issued about
$1.13 billion in principal amount of full faith and credit bonds.

      The  State  Constitution  and  statutes mandate  that the State budget,
as  a  whole, and   each  separate fund  within  the  State budget,  be  kept
in balance form currently available revenues each fiscal year. If the Governor or Comptroller believes a deficit will occur in any State fund, by
statute,  he must    certify    his   opinion    to    the Administrative
Commission,  which  then   is authorized to reduce all State agency budgets and
releases  by  a  sufficient  amount   to prevent a deficit in any fund.
Additionally, the State Constitution prohibits issuance of State obligations to fund State operations.


                                Litigation

      Currently under litigation are  several issues  relating  to State
actions  or  State taxes  that  put at risk substantial  amounts of     General
Revenue     Fund    monies.  Accordingly, there is no assurance  that  any of
such matters, individually or in the aggregate, will not have a immaterial adverse affect on the State's financial position.

      Florida law provides preferential tax treatment to insurers who maintain a home office in the State. Certain insurers challenged the constitutionality of this tax preference and sought a refund of taxes paid. Recently, the Florida Supreme Court ruled in favor of the State. This case and others, along with pending refund claims, total about $150 million.

      The  State  imposes a $295 fee  on  the issuance of certificates of title
for a motor vehicles previously titled outside the State.  The   State   has
been sued by plaintiffs alleging that this fee violates the Commerce Clause of the U.S. Constitution. The Circuit Court in which the case was filed has
granted summary  judgment for the plaintiffs and  has enjoined   further
collection of the impact fee and has ordered refunds to all those who have paid the fee since the collection of the fee went into effect. The State has appealed the lower Court's decision and an automatic stay has been granted to the State allowing it to continue to collect the fee. The potential refund exposure to the State if it should lose the case may be in excess off $100 million.

      The State maintains a rating of Aa  and AA   from   Moody's  Investors
Service   and Standard  & Poors  Corporation, respectively, on  the  majority of its general obligation bonds, although the rating of a particular series of revenue bonds relates primarily to the project, facility, or other revenues source from which such series derives funds for repayment. While these ratings and some of the information presented above indicate that the State is in satisfactory economic health, there can be no assurance that
there will  not be a decline in economic conditions or   that   particular
conditions  or   that particular Bonds purchased  by the Trust will not   be
adversely  affected  by  any   such changes.

                                  APPENDIX F

The  following information is  a  summary  of special  factors affecting
Georgia  Municipal Obligations.   It does not purport  to  be  a complete
description  and   is   based   on information   from  statements  relating
to securities offerings of Georgia issuers.   Additional  Discussion  of
Special   Factors Relating to Georgia Municipal Obligations

On December 31, 1992, the state government of Georgia had the 46th lowest debt level per capita of all states in the United States, which is reflective
of a very  conservative fiscal   approach  taken  by  elected   state
officials, tempered during a three to four year economic slow-down. Typically, general obligation bonds of the state are issued pursuant to the powers granted under Article VII, Section IV of the Constitution of the
State    of    Georgia   (    the    "Georgia Constitution"), which provides
that the bonds are the direct and general obligations of the state.

The Georgia Constitution further mandates that the General Assembly "shall raise by taxation and appropriate each fiscal year ... such amounts as are necessary to pay debt service requirements in such fiscal year on
all  general  obligation debt".  The  Georgia Constitution   further   provides
for   the establishment of a special trust  fund  which is  designated the
"State of Georgia General Obligation Debt Sinking Fund" which is used for the payment of annual debt service requirements on all general obligation debt.

Virtually all debt obligations represented by bonds   issued  by  the  State
of   Georgia, counties,  or municipalities or other  public authorities require validation by a  judicial proceeding  prior  to the  issuance  of  such
obligation.  The  judicial  validation  makes these    obligations
incontestable     and conclusive,  as  provided under  the  Georgia
Constitution.

The  State  of Georgia operates on  a  fiscal year  beginning on July 1 and
ending on  June 30.   Each  year  the  State  Economist,  the Governor,  and
the State Revenue Commissioner jointly prepare a revenue forecast upon which is
based   the   state  budget   which   is considered,  amended,  and  approved
by  the Georgia  General  Assembly. Since  1975,  the Governor   and  the
General  Assembly   have attempted to maintain a $100 million  reserve fund,
which in 1992 was eroded because of a revenue shortfall. For the first ten months of the fiscal year ending June 30, 1995, the State of Georgia enjoyed an 8.0% growth in revenues and had an $565,3111,040.50 increase in revenues
above the same ten month  period ending   fiscal  1994.   However,   this   is
decrease compared to fiscal year 1994 which had a 9.5% growth in revenues over fiscal year 1993. The surplus for fiscal year 1993 far exceeded the Governor's budget allocation of $124 million.

In the past two years, the Governor has successfully eliminated more than 5,000 state jobs, which has contributed dramatically to his efforts to balance the state budget.

For the next several years, Georgia has a very bright economic future highlighted by a $2 billion stimulus to the economy which is expected from Atlanta's hosting of the 1996 Summer Olympic Games. Manufacturing activity, particularly in the textile, apparel and carpet sectors, has increased dramatically as a result of increased home building. However, the real estate/construction industry remains in a recession caused by over-building of commercial office space and industrial parks in the late 1980s. Military base closings in other states are expected to mildly impact the Georgia economy with the consolidation of military installations so that Georgia will
have  a  net  gain in service  personnel.  In recent   years,  Georgia  has
enjoyed   the economic stimulus caused by a number of major corporate relocations led by  United  Parcel Service  of  America, Inc., which  moved
its World     Headquarters    from     Greenwich, Connecticut   to  Atlanta.
This   move   was followed  by  Holiday  Inn  Worldwide,  which moved   its
headquarters  to  Atlanta   from Memphis.

                            APPENDIX G

The  following information is  a  summary  of special    factors   affecting
Pennsylvania Municipal  Obligations.  It does not  purport to  be a complete
description and is based on information   from  statements  relating   to
securities offerings of Pennsylvania issuers.   Additional  Discussion  of
Special   Factors Relating     to    Pennsylvania     Municipal Obligations
      Potential  purchasers of Units  of  the Trust  should  consider  the
fact  that  the Trust's   portfolio  consists  primarily   of securities
issued  by  the  Commonwealth  of Pennsylvania   (the   "Commonwealth"),    its
municipalities  and  authorities  and  should realize the substantial risks
associated with an  investment in such securities.   Although the  General
Fund of the Commonwealth (the principal operating fund of the Commonwealth) experienced deficits in fiscal 1990 and 1991, tax increases and spending decreases helped return the General Fund balance to a surplus at June 30, 1992 of $87.5 million and at June 30, 1993 of $698.9. The deficit in the Commonwealth's unreserved/undesignated funds of prior years also was reversed to a surplus of $64.4 million as of June 30, 1993.

      Pennsylvania's economy historically has been dependent upon heavy industry, but has diversified recently into various services, particularly
into   medical   and    health services,  education and financial  services.
Agricultural industries continue to be an important part of the economy, including not only the production of diversified food and livestock products, but substantial economic activity in agribusiness and
food-related industries.   Service  industries   currently employ the greatest
share of non-agricultural workers, followed by the categories of  trade and
manufacturing.     Future    economic difficulties in any of these industries
could have an adverse impact on the finances of the Commonwealth or its municipalities, and could adversely affect the market value of the Bonds
in  the  Pennsylvania  Trust  or   the ability  of the respective obligors  to
make payments  of  interest and principal  due  on such Bonds.

      Certain litigation is pending against the Commonwealth that could adversely affect the ability of the Commonwealth to pay debt service on its
obligations, including  suits relating to the following matters:   (i)  the
ACLU   has   filed  suit  in  federal   court demanding   additional  funding
for   child welfare services; the Commonwealth settled  a similar  suit  in the
Commonwealth Court of Pennsylvania and is seeking the dismissal of the federal suit, inter alia, because of that settlement. The district court has denied class certification to the ACLU, and the parties have stipulated to a judgment against the plaintiffs to allow plaintiffs to appeal the denial of
a class certification  to  the Third  Circuit;   (ii) in 1987,  the  Supreme
Court of Pennsylvania held that the statutory scheme  for  county funding of
the  judicial system   to   be   in   conflict   with   the Constitution of the
Commonwealth  but  stayed judgment pending enactment by the legislature of
funding  consistent with the opinion  and the   legislature   has   yet   to
consider legislation implementing the judgment; (iii) several banks have filed suit against the Commonwealth contesting the constitutionality of a law enacted in 1989 imposing a bank shares tax; in July 1994, the Commonwealth Court en banc upheld the constitutionality of the 1989 bank shares tax law but struck down a companion law to provide credits against
the  bank  shares  tax for new  banks;  cross appeals   from   that   decision
to    the Pennsylvania Supreme Court have  been  filed; (iv)  litigation has been filed in both state and federal court by an association of rural and small schools and several individual school districts and parents
challenging  the constitutionality   of   the   Commonwealth's system  for
funding local school districts-- the federal case has been stayed pending resolution of the state case and the state case is in the pre-trial state (no available estimate of potential liability); (v) the ACLU has brought a
class action on behalf  of inmates   challenging   the   conditions   of
confinement in thirteen of the Commonwealth's correctional   institutions;    a
proposed settlement agreement has been submitted to the court and members of the class, but the court has not yet set a date for hearing on the  terms of  the agreement  (no  available estimate of potential cost of
complying  with the   injunction  sought  but   capital   and personnel   costs
might  cost millions   of dollars)  and  (vi)  a consortium  of  public
interest law firms has filed a class action suit alleging that the Commonwealth has not complied with a federal mandate to provide screening, diagnostic and treatment services for all Medicaid-eligible children under
21; the district court denied class certification and   has   scheduled  the
case  for   trial (potentially liability estimated  at  between $9   million
and  $55  million); and  (vii) litigation has been filed in federal court by
the   Pennsylvania Medical  Society  seeking payment of the full co-pay and deductible  in excess of  the  maximum fees set  under  the Commonwealth's
medical assistance program for outpatient   services  provided  to   medical
assistance patients who were also eligible for Medicare; the Commonwealth received a favorable decision in the federal district court, but the Pennsylvania Medical Society won a reversal in the federal circuit court (potential liability estimated at $50 million per year).

      The Commonwealth's general obligation bonds have been rated AA- by Standard & Poor's and A1 by Moody's for more than the last five years.

      The  City of Philadelphia (the  "City") has   been   experiencing  severe
financial difficulties which has impaired its access to public   credit
markets  and   a   long-term solution  to the City's financial  crisis  is
still being sought. The City experienced a series of General Fund deficits for fiscal years 1988 through 1992.

     The City has no legal authority to issue deficit  reduction bonds on its
own  behalf, but  state  legislation has been  enacted  to create   an
Intergovernmental   Cooperation Authority  to  provide fiscal  oversight  for
Pennsylvania cities (primarily Philadelphia) suffering recurring financial difficulties. The Authority is broadly empowered to assist cities in avoiding defaults and eliminating deficits by encouraging the adoption of sound
budgetary  practices and issuing  bonds.   In order  for  the Authority to
issue  bonds  on behalf   of  the  City,  the  City  and   the Authority
entered into an intergovernmental cooperative agreement providing the Authority with certain oversight powers with respect to the fiscal affairs of the City, and the Authority approved a five-year financial plan prepared by the City. On June 16, 1992, the Authority issued a $474,555,000 bond issue on behalf of the City. The Authority approved the latest update of the five-year financial plan on May 2, 1994. The City has reported a surplus of approximately $15 million for fiscal year ending June 30, 1994. In July 1993, the Authority issued $643,430,000 of bonds to refund certain general obligation bonds of the City and to fund additional capital projects. In September 1993, the Authority issued $178,675,000 of bonds to advance refund certain of the bonds of the City and to fund additional capital projects.

                            APPENDIX H

The  following information is  a  summary  of special   factors  affecting
Ohio  Municipal Obligations.   It does not purport  to  be  a complete
description  and   is   based   on information   from  statements  relating
to securities offerings of Ohio issuers.   Additional  Discussion  of
Special   Factors Relating to Ohio Municipal Obligations

     The Ohio Trust will invest substantially all of its net assets in Ohio Obligations. The Ohio Trust is therefore susceptible to political, economic and regulatory factors that may affect issuers of Ohio Obligations. The following information constitutes only a brief summary of some of the complex factors that may affect the financial situation of issuers in Ohio, and is not applicable to "conduit" obligations on which the public issue itself has no financial responsibility.

       The creditworthiness of obligations issued by local Ohio issuers may be unrelated to the creditworthiness of obligations issued by the State, and generally there is no responsibility on the part of the State to make payments on those local obligations. There may be specific factors
that   are applicable  in connection with investment  in particular  Ohio
Obligations   or   in   the obligations  of particular Ohio issuers,  and it is
possible the investment will be in Ohio Obligations  or in obligations of
particular issuers as to which such specific factors are applicable.   However,
the  information  set forth  below  is intended only as  a  general summary
and  not a discussion  of  any  such specific   factors  that   may   affect
any particular   issuer   or   issue   of    Ohio Obligations.

     Ohio is the seventh most populous state, with   a  1990  Census  Count  of
10,847,000 indicating  a  0.5% population increase  from 1980.

      The economy of Ohio, while diversifying more   into   the  service  and
other   non- manufacturing  areas, continues  to  rely  in part on durable goods manufacturing, which is largely  concentrated in motor  vehicles  and
equipment,   steel,   rubber   products   and household  appliances.  As a
result, general economic activity in Ohio, as in many other industrially-developed states, tends to be more cyclical than in some other states and in the nation as a whole. Agriculture also is an important segment of the economy in the State, and the State has instituted several
programs  to provide financial assistance  to farmers.   The  State's  economy,
has   had varying effects on different geographic areas of  the  State and the political subdivisions located within those geographic areas.

      In prior years, the State's overall unemployment rate is commonly somewhat higher than the national average. In January 1993 and February 1993, the unemployment rate was 8.2 and 7.8, respectively, compared to the national rates 7.9 and 7.7 respectively. However, for both 1991 and 1992 the State rate was below the national rate; the State rates were
6.4% and 7.2%, and the  national rates   6.7%  and  7.4%  respectively.    The
unemployment rate, and its effects, vary among particular geographic areas of the State.

      There can be no assurance that future state-wide or regional economic difficulties, and the resulting impact on State or local government finances generally, will not adversely affect the market value of Ohio Obligations held in the portfolio of the Ohio Trust or the ability of the particular obligors to make timely payments of debt service on (or lease payments relating to) those obligations.

      The State operates on the basis of a fiscal biennium for its appropriations and expenditures, and is precluded by law from ending a
fiscal year or biennium in a deficit position.    Most  operations  are
financed through the General Reserve Fund (GRF), with personal income and sales-use taxes being the major GRF sources.

      Growth and depletion of GRF ending fund balances show a consistent pattern related to national economic conditions, with the June 30 (end of
fiscal  year)  balance  reduced during   less  favorable  national   economic
periods  and increased during more  favorable economic times.

      Key  end  of biennium fund balances  at June  30,  1991 were $135,365,000
(unaudited) (GRF)  and approximately $300,000,000 (Budget Stabilization   Fund
(BSF),   a   cash   and budgetary    management   fund).    Necessary
corrective  steps were taken in  fiscal  year 1991  to  respond  to  lower than  estimated receipts  and higher expenditures in  certain categories.
Those   steps   included   the transfer of $64,000,000 from the BSF  to  the
GRF.  The State reported biennium ending fund balances  of  $135.3 million
(GRF)  and  $300 million (BSF).

      The  State  has established  procedures for,  and has timely taken,
necessary actions to  ensure  a  resource/expenditures  balance during   less
favorable  economic   periods.  These include general and selected reductions
in  appropriations spending; none  have  been applied  to  appropriations
needed  for  debt service   or  lease  rentals  on  any   State obligations.

     To allow time to complete the resolution of certain Senate and House differences in the budget and appropriations for the current biennium (beginning July 1, 1991), an interim appropriations act was enacted, effective July 1; it included debt service and lease rental appropriations
for the entire 1992-93 biennium,   while   continuing   most   other
appropriations for 31 days at 97%  of  fiscal year   1991  monthly  levels.
The   general appropriations  act for the  entire  biennium was passed on July
11, 1991 and signed by the Governor. It authorized the transfer, which has been made, of $200 million from the BSF to the GRF and provided for transfers in fiscal year 1993 back to the BSF if revenues are sufficient for the purpose (which the State Office of Budget and Management, OBM, at present thinks unlikely).

      Based  on updated fiscal year financial results and economic forecast for
the  State, in   light   of   the  continuing   uncertain nationwide economic
situation, OBM projected, and  was timely addressed, a fiscal year 1992
imbalance  in GRF resources and expenditures.  GRF   receipts   were
significantly   below original  forecasts,  a  shortfall  resulting primarily from lower collections of  certain taxes,  particularly  sales  and  use taxes. Higher than earlier projected expenditure levels totaling approximately $143,000,000 resulted from higher spending in certain areas, particularly human services, including Medicaid. As an initial action, the Governor ordered most State agencies to reduce GRF appropriations spending in the final six months of fiscal year 1992 by a total of approximately $184 million (debt service and lease rental obligations were not affected). The General Assembly authorized, and OBM made in June 1992, the transfer to the GRF of the $100.4 million BSF balance and additional
amounts  from  certain  other  funds.   Other administrative  revenue and
spending  actions resolved   the   remaining   GRF   imbalance, resulting  in
positive GRF fiscal  year  1992 ending fund and cash balances.

        A    significant    GRF    shortfall, approximately   $520   million,
was    then projected for fiscal year 1993.  It had  been addressed  by
appropriate  legislative   and administrative actions.  As a first step  the
Governor  ordered, effectively July 1,  1992, $300   million   in  selected
GRF   spending reductions.  Executive and legislative action in   December
1992  (a  combination  of  tax revisions   and   additional   appropriations
spending reductions) is projected by OBM to balance GRF resources and expenditures in this biennium and provide a better base  for the appropriations  for the  next  biennium.  Those
actions   included   tax revisions estimated    to    produce   an
additional $194,500,000 this fiscal year, and additional appropriations spending reductions totaling approximately $50,000,000 are provided for in that legislation and subsequent action by the Governor.

      Litigation filed on February 1, 1993 seeks to have a new tax on soft drinks, included in those tax revisions, declared invalid and its
collection  enjoined.   The trial court's preliminary injunction has been
stayed   by   the  Ohio  Supreme   Court   on procedural grounds, and that tax
is  for  now being    collected.    OBM   had    estimated approximately
$18,500,000  being   collected from  that tax this fiscal year, representing
less than 10% of the projected additional tax revenues. Several bases for invalidity were asserted, including a claim that the bill in which this and
other elements  of  the  tax package   (   as  well  as  certain   capital
appropriations and financing authorizations ) were   included   did  not
comply   with   a constitutional    "one-subject"    procedural requirement.

      Supplementing the general authorization for the Governor's spending reduction orders described above and exercised several times in this biennium, the biennial appropriations act authorizes the OBM Trustee to implement up to 1% fiscal year reduction in GRF amounts appropriated if on March 1 of either fiscal year of the biennium receipts for that fiscal year
are   for   any   reason   more   than $150,000,000  under estimates  and  the
then estimated GRF ending fund balance is less than $50,000,000. Expressly, excerpted from this cutback authorization are debt service and
lease rental appropriations.   In  light of  the  other  corrective actions
described above,  this supplemental spending  reduction authorization was not
implemented  in  fiscal year   1992  and  is  not  expected   to   be
implemented in fiscal year 1993.

The  general appropriations process  for  the next  biennium (beginning July 1,
1993)  has commenced with the Governor's presentation of a   proposed   GRF
budget to the General Assembly. That budget document and the related appropriations bill as introduced and passed by the House include all necessary
GRF appropriations   for  biennial   State   debt service and lease rental
payments.

      The incurrence or assumption of debt by the State without a popular vote is, with limited exceptions, prohibited by current provisions of
the State Constitution.   The State may incur debt to cover casual deficits or
failures in revenues or to meet expenses not otherwise provided for, but limited in amount to $750,000. The State is expressly precluded from
assuming the  debts  of  any local   government   or   corporation.    (An
exception in both cases is made for any  debt incurred    to   repel
invasion,   suppress insurrection, or defend the State in war.)

      By thirteen constitutional amendments (the last adopted in 1993), Ohio voters have authorized the incurrence of State debt to which taxes or excesses were pledged for payment. At January 31, 1994, $712.6 million
(excluding  certain  highway  bonds   payable primarily from highway use
charges)  of  this debt  was  outstanding or awaiting  delivery.  The   only
such  State  debt   then   still authorized to be incurred are portions of the
highway bonds and the following: (a) up to $100 million of obligations for coal research and development may be outstanding at any one time ($43.1 million outstanding); (b) $1.2 billion of obligations authorized for local infrastructure improvements, no more than $120 million may be issued in any calendar year ($645.2 million outstanding or awaiting delivery, $480
million  remaining   to   be issued);  and  (c)  up  to  $200  million  in
general   obligation  bonds  for  parks   and recreation purposes may be
outstanding at any one time ( no more than $50 million to be issued in any one year, and none have yet been issued).

      The Constitution also authorized the issuance, for certain purposes, of State obligations, the owners of which are not given the right to have excises or taxes levied to pay debt service. Those special obligations include bonds and notes issued by, among others, the Ohio

Public Facilities Commission and the Ohio Building Authority. A total of $4.28 billion of those obligations were outstanding at January 31, 1994.

        A 1990 constitutional amendment authorized greater State and political subdivision participation in the provision of individual and family housing, including borrowing for this purpose. The General Assembly may authorize the issuance of State obligations secured by a pledge of all or
such   portion  as  it  authorizes  of  State revenues    or    receipts,
although    the obligations  may  not  be  supported  by  the State's full faith and credit.

      State and local agencies issue revenue obligations that are payable from revenues of revenue-producing facilities or categories of facilities, which obligations are not "debt" within constitutional provisions or payable from
taxes.   In  general,  lease   payment obligations  under lease-purchase
agreements of Ohio issuers (in connection with which certificates of participation may be issued) are limited in duration to the issuer's fiscal period, and are renewable only upon appropriations being made available for the subsequent fiscal periods.

     Local school districts in Ohio receive a major   portion   (on  a
statewide   basis, historically  approximately  46%)  of   their operating
moneys from State subsidies ( known as   the   Foundation  Program  ),  but
are dependent on local ad valorem property  taxes and   in,  88  districts,
income  taxes  for significant   portions  of   their   budgets.  Litigation
has recently been filed,  similar to  that  in  other states,  questioning  the
constitutionality of Ohio's system of  school funding.   A small number of the
State's  612 local  school  districts  have  in  any  year required special
assistance to avoid year-end deficits.   A  current  program  (  Emergency
School Advancement Fund ) provides for school district cash-need borrowing directly from commercial lenders, with State diversion of subsidy
distributions to repayment if needed; 26   districts  borrowed  a  total  of
$41.8 million  in  fiscal  year  1991  under   this program,  in  fiscal  year
1992, borrowings totaled $68.6 million (including over $46.6 million by one district);in fiscal year 1993, 43 districts borrowed approximately $94.5
million   (including  $75  million  for   one district)  and  in  fiscal  year
1994   loan approvals totaled at January 31, 1994,  $9.90 million for 16 districts.

       Ohio's  943  incorporated  cities  and villages  rely  primarily  on
property   and municipal  income taxes for their operations, and,  with  other local governments,  receive local  government  support and  property  tax
relief   monies  distributed  by  the  State.  Procedures  have been established for those few municipalities that have on occasion faced significant financial problems, which include establishment of a joint
State/local commission   to  monitor  the  municipality's fiscal   affairs,
with  a   financial   plan developed to eliminate deficits and cure  any
defaults.   Since inception  in  1979,  these procedures have been applied to
23 cities and villages, in 18 of which the fiscal situation has   been
resolved  and   the   procedures terminated.

      At present the State itself does not levy any ad valorem taxes on real or tangible personal property. Those taxes are levied by political
subdivisions and other local taxing districts.   The Constitution has since
1934 limited the amount of the aggregate levy of ad valorem property taxes, without a vote of the electors or municipal charter provision, to 1% of
true value in money, and statutes limit  the  amount  of  the  aggregate   levy
without a vote or charter provision to 10 mills per $1 of assessed valuation (commonly referred to as the "ten-mill limitation"). Voted general obligations of subdivisions are payable from property taxes unlimited as to amount or rate.

Although revenue obligations of the State or its political subdivisions may be payable from a specific project or source, including lease
rentals, there can be no assurance that future   economic   difficulties   and
the resulting   impact   on   State   and   local government finances will not
adversely affect the market value of Ohio obligations held  in the portfolio of
the Trust or the ability  of the   respective  obligors  to  make   timely
payments  of principal and interest  on  such obligations.

The  outstanding Bonds issued by the  Sinking Fund   are  rated  Aa  by
Moody's Investors Service ("Moody's") and AAA by Standard & Poor's Corporation ("S&P"). In January 1982, S&P adjusted its rating on certain of
the State's general obligation bonds from AA+  to AA.    Previously,  in
November 1979, the ratings on general obligation debt of the State were changed by Moody's and S&P from Aaa and AAA to Aa and AA+, respectively. S&P did not at either time change its AAA ratings on the Bonds. The outstanding State Bonds issued by the Ohio Public Facilities Commission and the Ohio Building Authority are rated A+ by S&P and A by Moody's.

                                ANNUAL REPORT
                                      OF
               SMITH BARNEY MUNI FUNDS -- LIMITED TERM PORTFOLIO
                   FOR THE FISCAL YEAR ENDED MARCH 31, 1995

--------------------------------------------------------------------------------
                                 ANNUAL REPORT
--------------------------------------------------------------------------------

1995
1995
1995                            [ARTWORK APPEARS HERE]
1995
1995
                                Smith Barney
                                Muni Funds
                                Limited Term
                                Portfolio
                                ------------------------------------------------
                                March 31, 1995


[LOGO APPEARS HERE]             Smith Barney Mutual Funds
                                Investing for your future.
                                Every day.

----------------------
LIMITED TERM PORTFOLIO
----------------------

Dear Shareholder:

We are pleased to present the annual report and audited financial statements for Smith Barney Muni Funds: Limited Term Portfolio for the fiscal year ended
March 31, 1995.

Municipal bond prices posted extremely strong gains in the first quarter of 1995, erasing most of the losses from last year's turbulent market. The Limited Term Portfolio had a total return of 5.69% (Class A shares) for the fiscal year. This return compared favorably with the 5.59% average total return for all intermediate-term municipal bond funds over the same period, as reported by Lipper Analytical Services.

Over the past five years ended March 31, 1995, the Portfolio produced a cumulative total return of 40.61%. It should be noted that this longer-term performance has been achieved without the necessity for any capital-gains distributions, an important consideration for investors interested in after-tax income.

Market and Economic Overview

Since our last report to you in November, the fixed-income markets, and municipal bonds in particular, have enjoyed a powerful rally. Municipal bond yields have declined more than a full percentage point, as evidenced by the drop in the average yield on Moody's 10-Year AA Muni Bond Index from a high of 6.53% on November 18, 1994 to 5.33% on March 31, 1995. This was substantially better than the performance of the 10-year Treasury, which experienced a decline in yield of 80 basis points from 8.13% to 7.20% during the same time frame.

The vastly improved bond markets reflect a growing consensus that inflation will remain under control, and the Federal Reserve Board will be successful in engineering a "soft landing" by slowing the economy down to a more sustainable, non-inflationary rate of growth. The seven increases in the federal funds rate (the rate banks charge each other for overnight loans), orchestrated by the Fed since February 1994, appear to be slowing the pace of economic growth. Recent economic reports show a slower rate of increase in employment, producer prices, and retail sales. Industrial production and capacity utilization were also lower than expected, signalling a possible slowdown in the country's strong manufacturing sector. These generally favorable economic fundamentals are more than offsetting concerns about the substantial decline in the value of the dollar relative to the Japanese yen and German mark on the foreign exchange markets.

Late in April, several tax-reform proposals which recommend a flat federal income tax rate began to receive increased attention in the national financial press and from municipal bond market participants. Adoption of a flat tax would diminish the advantages of tax exemption for municipal bonds. Although the various plans being circulated are only proposals, the publicity surrounding them has recently caused some investors to back away from the municipal bond market. In our opinion it is much too early in the process to predict what changes in the tax laws, if any, will actually take place, but tax-reform will certainly be a major topic of political debate over the next few years. Many observers believe that the more radical proposals for changes in the way taxes are collected have little chance for enactment.

Absent these tax-reform concerns, municipals would probably continue to be strong performers relative to Treasuries and other taxable investments due to the low supply of new issues. Not only did last year's spike in interest rates sharply reduce refinancing activity in the municipal market, but voter pressure on states and municipalities to rein in spending and cut taxes, or at least avoid tax increases, has also resulted in a roughly 30% decline in new money financing. In addition, the universe of existing municipal bonds is shrinking. In 1995, an estimated $230 billion of older, high-coupon issues will mature or be called as they reach their first optional call dates. With estimates of new-issue volume at less than $150 billion, the net reduction in municipal debt outstanding could approach $100 billion this year, contracting the market by about eight percent. Ordinarily, a reduction in supply of this magnitude would be expected to provide a powerful boost for municipal bond values as it did earlier this year. Uncertainties about various tax proposals, however, will probably keep municipals from trading any better than their normal relationship to taxable investment alternatives.

Portfolio Strategy and Outlook

While we have a generally positive outlook for the fixed-income markets, the size of the rally we have experienced so far would seem to leave little room for disappointment, and any sign of a rebound in economic activity is likely to result in a return to higher interest rates. We also believe that the unique supply and demand characteristics of the municipal market and tax-reform uncertainties will tend to exaggerate price swings relative to taxable investments.

In light of this viewpoint, we are taking a more cautious approach to structuring the interest-rate sensitivity of the Portfolio. Relative stability of principal is a key element of this fund, which is positioned in the short end of the five- to 10-year intermediate maturity range. In this regard, we are placing emphasis on higher coupon issues trading at a premium to their face value. Such bonds will decline less in price than current coupon or market discount bonds should the economy rebound and cause a rise in interest rates. In addition, the maturities of these holdings are effectively shorter than their stated maturity date, which serves to further reduce the Portfolio's interest-rate sensitivity. Examples of such issues are bonds priced to a call date earlier than maturity, bonds with sinking funds designed to retire a portion of the issue prior to maturity, and housing bonds that are subject to early call from prepayments on mortgages. We believe that positioning the Portfolio in this manner is the best way to achieve our objective of the highest tax-free income consistent with prudent investment risk.

We thank you for your investment in the Portfolio and your continued confidence in our investment management.

Sincerely,

/s/ Heath B. McLendon                           /s/ Peter M. Coffey

Heath B. McLendon                               Peter M. Coffey
Chairman and                                    Vice President and
Chief Executive Officer                         Investment Officer

April 28, 1995

Smith Barney Muni Funds
Limited Term Portfolio
--------------------------------------------------------------------------------
Historical Performance - Class A Shares
--------------------------------------------------------------------------------

                        Net Asset Value
                      -------------------
                      Beginning     End        Income      Capital Gain      Total
Year Ended             of Year    of Year    Dividends     Distributions   Returns/(1)/
=======================================================================================
3/31/95                $6.55       $6.54       $0.37          $0.00          5.69%
---------------------------------------------------------------------------------------
3/31/94                 6.68        6.55        0.37           0.00          3.65
---------------------------------------------------------------------------------------
3/31/93                 6.45        6.68        0.39           0.00          9.82
---------------------------------------------------------------------------------------
3/31/92                 6.38        6.45        0.42           0.00          7.99
---------------------------------------------------------------------------------------
3/31/91                 6.28        6.38        0.40           0.00          8.23
---------------------------------------------------------------------------------------
3/31/90                 6.20        6.28        0.46           0.00          9.07
---------------------------------------------------------------------------------------
Inception* - 3/31/89    6.25        6.20        0.13           0.00          1.09
=======================================================================================
Total                                          $2.54          $0.00
=======================================================================================

--------------------------------------------------------------------------------
Historical Performance - Class C Shares
--------------------------------------------------------------------------------

                        Net Asset Value
                      -------------------
                      Beginning     End        Income      Capital Gain      Total
Year Ended             of Year    of Year    Dividends     Distributions   Returns/(1)/
=======================================================================================
3/31/95                $6.54       $6.54       $0.35          $0.00          5.51%
---------------------------------------------------------------------------------------
3/31/94                 6.68        6.54        0.35           0.00          3.15
---------------------------------------------------------------------------------------
Inception* - 3/31/93    6.62        6.68        0.09           0.00          2.28
=======================================================================================
Total                                          $0.79          $0.00
=======================================================================================

It is the Fund's policy to distribute dividends monthly and capital gains, if any, annually.

Smith Barney Muni Funds
Limited Term Portfolio
--------------------------------------------------------------------------------
Average Annual Total Return
--------------------------------------------------------------------------------

                                                       Without Sales Charge/(1)/
                                                       -------------------------
                                                        Class A         Class C
================================================================================
Year Ended 3/31/95                                       5.69%           5.51%
--------------------------------------------------------------------------------
Five Years Ended 3/31/95                                 7.05             N/A
--------------------------------------------------------------------------------
Inception* through 3/31/95                               7.16            4.92
--------------------------------------------------------------------------------

                                                         With Sales Charge/(2)/
                                                       -------------------------
                                                        Class A         Class C
================================================================================
Year Ended 3/31/95                                       3.64%           4.51%
--------------------------------------------------------------------------------
Five Years Ended 3/31/95                                 6.62             N/A
--------------------------------------------------------------------------------
Inception* through 3/31/95                               6.82            4.92
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Cumulative Total Return
--------------------------------------------------------------------------------

                                                       Without Sales Charge/(1)/
                                                       -------------------------
Class A (Inception* through 3/31/95)                             55.03%
--------------------------------------------------------------------------------
Class C (Inception* through 3/31/95)                             11.32
--------------------------------------------------------------------------------

(1) Assumes reinvestment of all dividends and capital gain distributions at net asset value and does not reflect deduction of the applicable sales charge with respect to Class A shares or the applicable contingent deferred sales charges ("CDSC") with respect to Class C shares.

(2) Assumes reinvestment of all dividends and capital gain distributions at net asset value. In addition, Class A shares reflect the deduction of the maximum initial sales charge of 2.00% and Class C shares reflect the deduction of a 1.00% CDSC, which applies if shares are redeemed less than one year from initial purchase.

 * Inception dates for Class A and C shares are November 28, 1988 and January 5, 1993, respectively.

Smith Barney Muni Funds
Limited Term Portfolio
--------------------------------------------------------------------------------
Historical Performance
--------------------------------------------------------------------------------
                Growth of $10,000 Invested in Class A Shares of
                        the Limited Term Portfolio vs.
            Lehman 5 Year Bond Index and Lehman Long Bond Index/+/
                                  (unaudited)
--------------------------------------------------------------------------------
                          November 1988 - March 1995


                             [GRAPH APPEARS HERE]

        54962 Limited Term Portfolio
           Lehman Long\rBond Index   Lehman 5 Year\rBond Index   Limited Term
11/28/88   10000                     10000                       9796.24
Mar-89     10100                     10023.99                    9899.7
Mar-90     11199.58                  10994.09                    10781.32
Mar-91     12071.42                  12021.99                    11653.54
Mar-92     13439.83                  13046.06                    12567.94
Mar-93     15402.35                  14394.9                     13785.75
Mar-94     15574.13                  14821.36                    14273.46
Mar-95     16980.37                  15666.58                    15075.9

+ Hypothetical illustration of $10,000 invested in Class A shares at inception on November 28, 1988, assuming deduction of the maximum 2.00% sales charge at the time of investment and reinvestment of dividends (after deduction of applicable sales charges) and capital gains (at net asset value) through March 31, 1995. The Indices are unmanaged and are not subject to the same management and trading expenses of a mutual fund. The performance of the Portfolio's other classes may be greater or less than the Class A shares performance indicated on this chart, depending on whether greater or lesser sales charges and fees were incurred by shareholders investing in the other classes.

  All figures represent past performance and are not a guarantee of future results. Investment returns and principal value will fluctuate, and redemption values may be more or less than the original cost. No adjustment has been made for shareholder tax liability on dividends or capital gains.

6

Smith Barney Muni Funds
Limited Term Portfolio
--------------------------------------------------------------------------------
Schedule of Investments                                           March 31, 1995
--------------------------------------------------------------------------------

  FACE
 AMOUNT       RATING                         SECURITY                                      VALUE
==================================================================================================
Education -- 13.8%
 $2,825,000     A*       Arizona Education Loan Marketing Corp., Education
                           Loan Revenue Bonds, 7.00% due 3/1/02(a)                      $2,987,438
  3,000,000     A*       Arkansas State Student Loan Authority Revenue,
                           Sub Series A-2, 6.125% due 12/1/00(a)                         3,037,500
  1,000,000     Aa*      Brazos, TX Higher Education Authority, Series C-1,
                           6.00% due 11/1/99(a)                                          1,013,750
                         Colorado Student Obligation Board Authority,
                           Student Loan Revenue:
  1,350,000     A*            Series A-1, 6.60% due 9/1/98                               1,400,625
    355,000     A*            Series A, 6.625% due 6/1/99                                  369,644
                         Idaho Student Loan Fund Marketing Association Inc.,
                           Student Loan Revenue Refunding:
  1,000,000     Aaa*          6.40% due 4/1/99                                           1,002,500
    955,000     Aaa*          6.00% due 4/1/00(a)                                          958,581
  1,000,000     A+       Illinois Student Assistance Commission,
                           Student Loan Revenue, Series H, 6.10% due 3/1/01(a)           1,012,500
  1,500,000     AAA      Indiana Bond Bank, Pike Township Metropolitan
                           School District, AMBAC-Insured, 5.80% due 2/1/08              1,496,250
  1,000,000     A*       Kentucky Higher Education Student Loan Corp.,
                           Insured Student Loan Revenue, Series 91B,
                           6.50% due 12/1/00(a)                                          1,032,500
    230,000     AAA      Louisiana Public Facilities Authority, Revenue
                           Supplemental Student Loan B, AMBAC-Insured,
                           8.125% due 12/1/99                                              258,462
                         Montana State Higher Education Student Assistance
                           Corp., Student Loan Revenue:
  1,345,000     A*            Series 92B, 5.80% due 12/1/95(a)                           1,355,088
  1,515,000     A             Series 92B, 7.05% due 6/1/04(a)                            1,602,112
  4,000,000     A1*      New England Education Loan Marketing Corp.,
                           MA Student Loan Revenue Refunding, Series F,
                           5.625% due 7/1/04(a)                                          3,915,000
  1,475,000     AAA      North Texas Higher Education Authority Inc.,
                           Student Loan Revenue, AMBAC-Insured,
                           7.00% due 4/1/01(a)                                           1,532,156
  2,000,000     AAA      Pennsylvania State Higher Education Assistance
                           Agency, Student Loan Revenue Refunding, Series A,
                           FGIC-Insured, 6.80% due 12/1/00                               2,100,000
  1,500,000     A*       Rhode Island Student Loan Authority Revenue
                           Refunding, Series 92B, 6.75% due 12/1/01(a)                   1,578,750
    750,000     A        South Dakota Student Loan Assistance Corp.,
                           Student Loan Revenue, 7.35% due 8/1/98(a)                       784,687

                      See Notes to Financial Statements.

Smith Barney Muni Funds
Limited Term Portfolio
--------------------------------------------------------------------------------
Schedule of Investments (continued)                               March 31, 1995
--------------------------------------------------------------------------------

  FACE
 AMOUNT       RATING                         SECURITY                                     VALUE
==================================================================================================
Education -- 13.8% (continued)
 $1,000,000     AA       State of Texas College Student Loan Bonds, Series 1991,
                           zero coupon due 2/1/01(a)                                   $   730,000
  1,500,000     AAA      Schuykill County, PA Redevelopment Authority Lease
                           Revenue, FGIC-Insured, Series 91A, 6.85% due 6/1/03           1,642,500
    810,000     A*       Texas State Higher Education Coordinating Board,
                           College Student Loan Revenue, 6.80% due 4/1/98(a)               841,388
                         Utah State School District Co-op Revenue Financing
                           Pool, LOC Swiss Bank:
    875,000     AAA           8.30% due 2/15/98                                            930,781
    945,000     AAA           8.30% due 2/15/00                                          1,025,325
  2,220,000     AAA           8.375% due 2/15/10                                         2,389,275
  1,825,000     Aa*      Volunteer State Student Funding Corp., TN Education
                           Loan Revenue Bonds, Senior Series 1993B, 5.15%
                           due 12/1/02(a)                                                1,758,844
--------------------------------------------------------------------------------------------------
                                                                                        36,755,656
--------------------------------------------------------------------------------------------------
Escrowed to Maturity(e) -- 8.0%
    280,000     AAA      Austin, TX Independent School District, (Escrowed to
                           Maturity with U.S. Government Securities), 9.00%
                           due 7/1/00                                                      329,700
    610,000     AAA      Babylon, NY Industrial Development Agency, Waste
                           Facilities Revenue, Babylon Community Waste
                           Management, Series A, (Escrowed to Maturity with
                           U.S. Government Securities), 7.50% due 7/1/95                   614,770
  2,525,000     AAA      Boston, MA Water & Sewer Community Revenue,
                           Series A, (Escrowed to Maturity with U.S.
                           Government Securities), 10.65% due 1/1/99                     2,828,000
    500,000     AAA      Broward County, FL Health Facilities Authority Revenue,
                           Holy Cross Hospital Project, (Escrowed to Maturity
                           with U.S. Government Securities), 8.75% due 6/1/95              503,695
    220,000     AAA      Enid, OK Hospital Authority Revenue, St. Mary's
                           Hospital Crossover Refunding, (Escrowed to Maturity
                           with U.S. Government Securities), 8.00% due 7/1/98              235,125
  1,255,000     AAA      Erie County, OH Hospital Improvement, Sandusky
                           Memorial Hospital, (Escrowed to Maturity with U.S.
                           Government Securities), 8.75% due 1/1/06                      1,513,844
  2,395,000     AAA      Galveston, TX Sewer System Revenue Refunding,
                           Series B (Escrowed to Maturity with U.S. Government
                           Securities), 7.80% due 5/1/99                                 2,568,638
  1,050,000     AAA      Illinois Educational Facilities Authority Revenue, Chicago
                           Osteopathic Medical, Series A, (Escrowed to Maturity
                           with U.S. Government Securities), 8.75% due 7/1/05            1,325,625

                      See Notes to Financial Statements.

Smith Barney Muni Funds
Limited Term Portfolio
--------------------------------------------------------------------------------
Schedule of Investments (continued)                               March 31, 1995
--------------------------------------------------------------------------------

  FACE
 AMOUNT       RATING                         SECURITY                                    VALUE
--------------------------------------------------------------------------------------------------
Escrowed to Maturity(e) -- 8.0% (continued)
$    40,000     AAA      Kenton County, KY Airport Board Revenue, Greater
                           Cincinnati International Airport, MBIA-Insured,
                           (Escrowed to Maturity with U.S. Government
                           Securities), 7.20% due 3/1/96(a)(d)                         $    40,950
    830,000     AAA      Michigan State Hospital Finance Authority Revenue,
                           St. Joseph's Mercy Hospital, Series A, (Escrowed to
                           Maturity with U.S. Government Securities), 9.25%
                           due 7/1/03                                                      998,075
  1,170,000     AAA      New Jersey Educational Facilities Authority, Fairleigh
                           Dickinson University, Series C, (Escrowed to Maturity
                           with U.S. Government Securities), 7.75% due 7/1/01            1,330,875
  1,850,000     AAA      New Jersey State Turnpike Authority Revenue
                           Refunding, (Escrowed to Maturity with U.S.
                           Government Securities), 10.375% due 1/1/03                    2,250,063
    30,000      AAA      New York City GO, Series F, (Escrowed to Maturity
                           with U.S. Government Securities), 8.10% due 11/15/99             33,938
  1,110,000     AAA      Ohio State Water Development Authority Revenue, Safe
                           Water, Series A, (Escrowed to Maturity with
                           U.S. Government Securities), 9.375% due 12/1/10               1,393,050
  2,155,000     AAA      Owensboro, KY Electric, Light & Power, (Escrowed
                           to Maturity with U.S. Government Securities),
                           10.50% due 1/1/04                                             2,634,487
  1,035,000     AAA      San Francisco, CA Airport Improvement Corp., Lease
                           Revenue, United Airlines, (Escrowed to Maturity with
                           U.S. Government Securities), 7.875% due 7/1/99                1,121,681
  1,385,000     AAA      Sullivan County, TN Health & Educational Facilities,
                           Holston Valley Community Hospital, (Escrowed to
                           Maturity with U.S. Government Securities),
                           7.00% due 9/1/99                                              1,488,875
--------------------------------------------------------------------------------------------------
                                                                                        21,211,391
--------------------------------------------------------------------------------------------------
Finance -- 0.4%
     40,000     A-       Concord Santa Cruz Southgate, CA COP, ABAG Finance
                           Corp., 7.10% due 6/1/99                                          40,050
  1,000,000     A        New York State Local Government Assistance Corp.,
                           6.60% due 4/1/98                                              1,045,000
--------------------------------------------------------------------------------------------------
                                                                                         1,085,050
--------------------------------------------------------------------------------------------------
General Obligation -- 6.4%
    175,000     A        Boston, MA GO, 7.75% due 10/1/95                                  177,733

                      See Notes to Financial Statements.

Smith Barney Muni Funds
Limited Term Portfolio
--------------------------------------------------------------------------------
Schedule of Investments (continued)                               March 31, 1995
--------------------------------------------------------------------------------

  FACE
 AMOUNT       RATING                         SECURITY                                    VALUE
===================================================================================================
General Obligation -- 6.4% (continued)
$ 1,525,000     AAA      Harris County, TX Capital Appreciation Refunding,
                           MBIA-Insured, zero coupon due 10/1/00                       $ 1,139,937
  2,000,000     AAA      Highlands Rancho Metro District #2, Douglas County,
                           CO GO Refunding, Series 1991, LOC Swiss Bank,
                           6.70% due 6/15/01                                             2,070,000
    500,000     AA+      King County, WA Unlimited Tax Obligation, 9.00%
                           due 12/1/98                                                     568,125
  1,500,000     A+       Massachusetts Dedicated Income Tax Bonds, Fiscal
                           Recovery Loan Act of 1990, Series A, 7.25%
                           due 6/1/96                                                    1,543,125
  2,000,000     BBB      New Haven, CT GO, Series B, 9.00% due 12/1/01                   2,335,000
                           New York City GO:
    970,000     A-            Series F, 8.10% due 11/15/99                               1,059,725
  1,500,000     A-            Series D, 7.20% due 2/1/00                                 1,582,500
                         North Slope Borough, AK GO:
  6,000,000     AAA        MBIA-Insured, zero coupon due 1/1/01                          4,380,000
    900,000     AAA        Unlimited Tax Obligation Refunding, Series G,
                             AMBAC-Insured, 7.50% due 6/30/97(d)                           947,250
    750,000     AA+      Port of Houston Authority, Harris County, TX Port
                           Improvement Unlimited Tax Obligation, 8.50%
                           due 11/1/98(a)                                                  834,375
    500,000     AA       San Antonio, TX Limited Tax, 9.00% due 8/1/95                     507,320
--------------------------------------------------------------------------------------------------
                                                                                        17,145,090
--------------------------------------------------------------------------------------------------
Hospitals -- 13.1%
    750,000     A       ABAG Finance Authority Nonprofit Corps, California
                           Mortagage Insured, COP, Rehabilitation Mental
                           Health Services Inc. Project, 6.10% due 6/1/02(d)               766,875
  1,915,000     BBB+    Alachua County, FL Health Facilities Authority Revenue,
                           Santa Fe Healthcare Facilities Project, 6.875%
                           due 11/15/02                                                  1,998,781
    600,000     AA-     Bexar County, TX Health Facilities Development Corp.,
                           Health Facilities Revenue Refunding, Independence Hill
                           Project, LOC Banque Paribas, 7.50% mandatory tender
                           12/1/98(d)                                                      651,750
  1,000,000     AAA     Calcasieu Parish Louisiana Memorial Hospital Services
                           District Revenue, Lake Charles Memorial Hospital,
                           Series A, Connie Lee-Insured, 7.50% due 12/1/05               1,147,500

                      See Notes to Financial Statements.

Smith Barney Muni Funds
Limited Term Portfolio
--------------------------------------------------------------------------------
Schedule of Investments (continued)                               March 31, 1995
--------------------------------------------------------------------------------

  FACE
 AMOUNT       RATING                         SECURITY                                     VALUE
==================================================================================================
Hospitals -- 13.1% (continued)
$ 3,500,000     BBB      Colorado Health Facilities Authority Hospital Revenue
                           Bonds, Series 1993, Rocky Mountain Adventist
                           Health Guaranteed, 6.25% due 2/1/04                         $ 3,473,750
  2,135,000     A*       Harris County, TX Health Facilities Development Corp.,
                           Memorial Health System Guaranteed, 7.125%
                           due 6/1/05                                                    2,289,788
                         Illinois Health Facilities Authority Revenue Refunding:
  1,000,000     Baa1*      Trinity Medical Center, 6.50% due 7/1/00                      1,011,250
  3,025,000     A+         OSF-Healthcare System, 5.25% due 11/15/01                     2,945,594
  1,425,000     Ba1*     Langhorne Manor Higher Education & Health Authority,
                           Bucks County (Lower Bucks Hospital), 6.375%
                           due 7/1/99                                                    1,400,062
                         Massachusetts Health & Education Facilities
                           Authority Revenue:
  1,750,000     Baa*          Massachusetts Eye & Ear Infirmary, Series A,
                                 7.00% due 7/1/98                                        1,760,938
  1,700,000     Aa*           Series D, Daughters of Charity National Health
                                 System, 5.50% due 7/1/04                                1,693,625
  1,000,000     AAA      Mississippi Equipment & Facilities Authority,
                           Mississippi Baptist Medical Center, MBIA-Insured,
                           7.30% due 5/1/01                                              1,101,250
                         New Jersey Healthcare Facilities Financing Authority:
  1,000,000     Baa1*      Elizabeth General Medical Center, Series C, 7.10%
                             due 7/1/99                                                  1,035,000
  1,030,000     A-         Pascack Valley Hospital, Series 91, 6.50% due 7/1/01          1,068,625
  1,045,000     BBB+     New York Medical Care Facilities Finance Agency
                           Revenue, Mental Health Facilities, 7.10% due 2/15/99          1,098,556
    320,000     A-       Ouachita Parish, LA Hospital Services District #1,
                           Hospital Revenue Bonds, Glenwood Regional
                           Medical Center, Series 1991, 7.25% due 7/1/00                   338,400
  2,170,000     A-       Palm Beach County, FL Health Facilities Authority
                           Revenue, Good Samaritan Health System Guaranteed,
                           6.15% due 10/1/06                                             2,159,150
                         Philadelphia, PA Hospitals & Higher Education Facilities
                           Authority Revenue:
  1,675,000     BBB+         Refunding, Philadelphia MR Project Guaranteed,
                               5.50% due 8/1/01                                          1,633,125
    350,000     Aa*          St. Agnes Medical Center, FHA-Insured, 6.75%
                               due 8/15/01                                                 365,313

                      See Notes to Financial Statements.

Smith Barney Muni Funds
Limited Term Portfolio
--------------------------------------------------------------------------------
Schedule of Investments (continued)                               March 31, 1995
--------------------------------------------------------------------------------

  FACE
 AMOUNT       RATING                         SECURITY                                     VALUE
==================================================================================================
Hospitals -- 13.1% (continued)
$ 1,000,000     AAA      Rio Grande Valley, TX Health Facilities, Valley Baptist
                           Medical Center Series, Short RITES, MBIA-Insured,
                           coupon varies weekly till 8/1/02 then converts to
                           6.25%, 7.40% due 8/1/06(c)                                  $ 1,032,500
  1,750,000     A+       Riverside, CA Asset Leasing Corp. Leasehold Revenue
                           Bonds, 1993 Series A, Riverside Hospital Project,
                           6.00% due 6/1/04                                              1,741,250
  3,000,000     BBB++    Scranton-Lackawanna, PA Health & Welfare Authority
                           Revenue, Allied Services Rehabilitation Hospitals,
                           7.125% due 7/15/05                                            2,962,500
  1,300,000     BBB++    Valley Health System, CA COP Refunding Project,
                           6.25% due 5/15/99                                             1,288,625
--------------------------------------------------------------------------------------------------
                                                                                        34,964,207
--------------------------------------------------------------------------------------------------
Housing: Multi-Family -- 9.1%
  3,000,000     A        Aurora, IL Multi-Family Revenue Refunding Housing,
                           Fox Village Unit 18D Project, LOC Banque Paribas,
                           7.75% due 9/1/98                                              3,131,250
  1,250,000     AA-      Broward County, FL HFA Multi-Family Housing Revenue,
                           Surety Bond-Continental Casualty, Waters Edge
                           Apartments Project, 9.70% mandatory tender 11/1/95            1,281,250
  2,930,000     A+       City of Burnsville, MN Multi-Family Housing Revenue
                           Refunding Bonds, The Atrium Project, Policy of
                           Indemnity Commercial Union Insurance Co. PLC
                           Reinsured by Trygg-Hansa Ins. Co. of Sweden, 7.20%
                           tender 5/1/02                                                 3,047,200
    500,000     AAA      Fairfax County, VA Redevelopment & Housing Authority
                           Multi-Family Refunding Kingsley 91A, 6.50%
                           due 11/1/01                                                     517,500
  2,850,000     Aa3*     Gary, IN Economic Development Revenue, Miller
                           Partnership, LP Series A, LOC Royal Bank of
                           Scotland, 7.40% mandatory tender 4/1/01(a)                    2,907,000
  2,995,000     AA-      Lombard, IL Multi-Family Housing, Clover Creek
                           Apartments, Surety Bond-Continental Casualty Co.,
                           6.50% due 12/15/96                                            3,043,669
  1,000,000     AA-      Maine State Housing Authority, Series A-3, 6.90%
                           due 11/15/98                                                  1,043,750
    500,000     AAA      Nashville & Davidson County, TN Metropolitan
                           Government IDB Revenue, FNMA-Collateralized,
                           Club Bellvue, 8.50% mandatory tender 5/1/97                     511,250

                      See Notes to Financial Statements.

Smith Barney Muni Funds
Limited Term Portfolio
--------------------------------------------------------------------------------
Schedule of Investments (continued)                               March 31, 1995
--------------------------------------------------------------------------------

  FACE
 AMOUNT       RATING                         SECURITY                                    VALUE
==================================================================================================
Housing: Multi-Family -- 9.1% (continued)
$   590,000     A*       Odessa, TX Housing Development Corp. #2, Multi-
                           Family Revenue Refunding, Chaparral Village - A,
                           6.375% due 12/1/03                                          $   591,475
  2,260,000     AAA      Onterie Center Housing Finance Corp., IL Mortgage
                           Revenue Refunding, Onterie Center Project, Series A,
                           MBIA-Insured, 6.50% due 7/1/02                                2,361,700
  2,500,000     AAA      Prince Georges County, MD Housing Authority
                           Mortgage Revenue Refunding, Cambridge Crossing
                           Apartments, Series A, LOC Federal Home Loan Bank
                           Atlanta, 5.90% mandatory tender 2/1/04                        2,512,500
    975,000     AAA     Ridgeland, MS Multi-Family Housing Revenue, Series
                           1985, Sun Chase Apartments, FNMA-Collateralized,
                           6.50% mandatory tender 10/1/97                                  984,750
  2,500,000     AA+      Tulsa, OK Home Finance Authority, Multi-Family
                           Housing Waterford Project, Series A, AXA Reinsurance,
                           UK PLC Guaranteed, 5.35% mandatory tender 12/1/04             2,390,625
--------------------------------------------------------------------------------------------------
                                                                                        24,323,919
--------------------------------------------------------------------------------------------------
Housing: Single-Family -- 2.7%
     80,000     AA       Alaska State Housing Finance Corp., State Guaranteed
                           Veterans Mortgage Program, Third Series 83, 9.10%
                           due 12/1/97(d)                                                   82,600
  2,500,000     Aa*      California State Department of Veterans Affairs, Home
                           Purchase Revenue, Series A, 7.50% due 8/1/98(a)               2,571,875
     80,000     Aaa*     Louisiana Housing Finance Agency Mortgage Revenue,
                           GNMA-Collateralized, Single-Family, 7.60%
                           due 11/1/97(a)                                                   82,200
                         Missouri State Housing Development Commission,
                           Single-Family Insured Mortgage Revenue Loans:
     20,000     Aaa*          FHA-VA, 9.60% due 8/1/96                                      20,500
     45,000     AAA           10.00% due 8/1/98                                             47,250
  1,355,728     AAA      Monroe-West Monroe, Ouachita Parish, LA Public Trust
                           Financing Authority, FHLMC-Guaranteed, 8.50%
                           due 5/20/02                                                   1,413,347
    210,000     A*       Quincy, IL Single-Family Mortgage Revenue Refunding,
                           Series 1994, 4.25% due 9/1/99                                   208,688
    315,000     AAA      St. Louis County, MO Single-Family Mortgage Revenue,
                           MBIA-Insured, 9.75% mandatory tender 10/1/95                    320,512

                      See Notes to Financial Statements.

Smith Barney Muni Funds
Limited Term Portfolio
--------------------------------------------------------------------------------
Schedule of Investments (continued)                               March 31, 1995
--------------------------------------------------------------------------------

  FACE
 AMOUNT       RATING                         SECURITY                                    VALUE
==================================================================================================
Housing: Single-Family -- 2.7% (continued)
$ 1,000,000     AAA      Texas Department of Housing & Community Affairs,
                           GNMA & FNMA-Collateralized, Home Mortgage
                           Revenue Bonds, Series B, RIBS Variable Rate,
                           9.308% due 6/18/23(a)(c)                                    $ 1,078,750
                         Texas State Housing Agency Mortgage Revenue
                           Single-Family:
    210,000    Aa*            1987D, 7.75% due 7/1/99                                      217,875
    665,000    Aa*            Series 85A, 9.10% due 9/1/00                                 682,456
    410,000    AA        Wyoming Community Development Authority, Single-
                           Family Mortgage, Series 1988C, 7.80% due 6/1/99(a)              424,350
--------------------------------------------------------------------------------------------------
                                                                                         7,150,403
--------------------------------------------------------------------------------------------------
Industrial Development -- 13.8%
  1,500,000     A        Bel Air, MD Revenue Refunding, May Department
                           Stores Co. Project, 6.375% due 10/1/99                        1,561,875
  1,000,000     A        Belmont County, OH IDR Refunding, May Department
                           Stores, Series 91, 6.50% due 1/1/00                           1,046,250
    255,000     A*       Coweta County, GA Development Authority IDR, Sivaco
                           National Wire Georgia Project, Series 1994, Atlantic
                           Steel Industries Guaranteed, 5.40% due 2/1/09(a)                227,269
  3,000,000     Ba1*     Griffin-Spalding County, GA Development Authority
                           Revenue Refunding, Borden Inc. Project, Borden Inc.
                           Guaranteed, 7.20% due 6/1/00                                  3,022,500
  2,405,000     AAA      Hamburg, IA IDR, ADC II Project, FGIC-Insured, 8.40%
                           mandatory tender 6/1/95                                       2,417,025
  1,295,000     A1*      Illinois Development Finance Authority Revenue,
                           Economic Development, LOC American National Bank
                           and Trust, L. Karp and Sons Inc. Project, 7.25%
                           mandatory tender 9/1/95(a)                                    1,304,713
  2,000,000     A+       Iowa Finance Authority, Governors Square Project,
                           Policy of Indemnity Commercial Union Assurance Co.
                           PLC Reinsured by Trygg-Hansa Insurance Co. of
                           Sweden, 7.25% mandatory tender 4/1/02                         2,100,000
  2,500,000     A        Kanawha, WV Commercial Development Revenue,
                           May Department Stores Guaranteed, 5.70% due 6/1/97            2,543,750
  3,000,000     A        Marion, IA Commercial Development Revenue, Collins
                           Road Project, Commercial Union-Insured/Reinsured
                           by Trygg-Hansa Insurance Co. of Sweden, 7.25%
                           mandatory tender 7/1/02                                       3,142,500

                      See Notes to Financial Statements.

Smith Barney Muni Funds
Limited Term Portfolio
--------------------------------------------------------------------------------
Schedule of Investments (continued)                               March 31, 1995
--------------------------------------------------------------------------------

  FACE
 AMOUNT       RATING                         SECURITY                                    VALUE
==================================================================================================
Industrial Development --13.8% (continued)
$ 3,500,000     BBB+     Metropolitan Government Nashville & Davidson County,
                           TN Industrial Development Board Revenue Refunding &
                           Improvement, Osco Treatment Inc. Guaranteed, 6.00%
                           due 5/1/03(a)                                               $ 3,395,000
  2,750,000     A+       Missouri Economic Development Export & Infrastructure
                           Board Industrial Revenue Refunding, Mark Twain Tower
                           Project, Lincoln National Guaranteed, 5.375%
                           mandatory tender 5/1/00                                       2,701,875
  2,390,000     Aa3*     New Jersey EDA, Growth Bonds, LOC Banque
                           Nationale de Paris, 6.20% due 12/1/02(a)                      2,449,750
                         New York City IDA:
  1,510,000     Aa1*       Keystone Electric, LOC Ambro Bank, 7.50% due 3/1/98(a)        1,515,662
    485,000     Aa1*       SuperFlex, Ltd. Project, Composite Offering XVIII 1989,
                              Series A, LOC Algemene Bank Netherlands, NV, 7.75%
                              optional tender 11/1/99(a)                                   494,700
    735,000     Aa1*       IDR Oakdale Knitting Mills Inc., Composite Offering
                              XXX 1990, Series G, LOC Algemene Bank Netherlands,
                              NV, 7.70% mandatory tender 11/1/00(a)                        755,212
                         Ohio State Economic Development Revenue, Ohio
                           Enterprise Bond Fund:
    365,000     A-            Superior Forge & Steel Corp. Project, 6.75%
                                 due 6/1/96(a)                                             370,019
    300,000     A-            Series 1989-5B, Sponge Inc. Project, 7.75%
                                 due 6/1/99(a)                                             311,250
     90,000     Baa3*    Pocahontas, IA IDR International Harvester Co., 10.25%
                           due 10/1/00                                                      92,138
  3,040,000     AA++     Seaford, DE Economic Development Revenue Refunding,
                           Seaford Association Project, 6.375% due 1/1/04                3,093,200
  2,235,000     AA-      Simi Valley, CA Community Development Agency COP,
                           Simi Valley Business Center, 6.05% due 10/1/18                2,265,731
  2,000,000     A+       St. Louis County, MO IDA Refunding, Westport
                           Residence Joint Venture, Lincoln National
                           Guaranteed, 5.10% mandatory tender 12/1/00                    1,902,500
--------------------------------------------------------------------------------------------------
                                                                                        36,712,919
--------------------------------------------------------------------------------------------------
Lifecare -- 0.5%
  1,355,000     BBB      Illinois Development Finance Authority Health Facilities
                           Revenue, Community Living Options, 6.375%
                           due 3/1/00                                                    1,363,469
--------------------------------------------------------------------------------------------------
Miscellaneous -- 6.0%
  2,595,000     BBB      Clarksville, TN Natural Gas Aquisition Corporation, Gas
                           Revenue, Series A, 6.50% due 11/1/00                          2,591,756

                      See Notes to Financial Statements.

Smith Barney Muni Funds
Limited Term Portfolio
--------------------------------------------------------------------------------
Schedule of Investments (continued)                               March 31, 1995
--------------------------------------------------------------------------------

  FACE
 AMOUNT       RATING                         SECURITY                                    VALUE
==================================================================================================
Miscellaneous -- 6.0% (continued)
$ 1,000,000     Baa*     Delaware County, PA Authority Revenue, Elwyn Inc.
                           Project, 7.75% due 6/1/00                                  $  1,048,750
  2,500,000     A*       Hoffman Estate, IL Tax Increment Junior Lien, Hoffman
                           Estate Development, Series 91, 6.50% due 5/15/01              2,615,625
  2,700,000     A-       Illinois Development Finance Authority Revenue, Debt
                           Restructure - East St. Louis, 6.875% due 11/15/05             2,720,250
    810,000     NR       Lehigh County, PA General Purpose Authority, Wiley
                           House Revenue, Series 1991, 8.50% due 11/1/96                   824,175
  1,990,000     Baa1*    Leon County, FL COP, Series 92A, 5.875% due 1/1/98              1,992,488
  1,050,000     BBB      Tampa, FL Capital Improvement Program Revenue
                           Collateralized, Series 88B, 7.40% due 10/1/97                 1,095,937
  3,000,000     A*       Texas National Research Lab Finance Corp., Lease
                           Revenue Superconducting Supercollider Project,
                           6.55% due 12/1/02                                             3,067,500
--------------------------------------------------------------------------------------------------
                                                                                        15,956,481
--------------------------------------------------------------------------------------------------
Pollution Control -- 1.5%
  1,200,000     AAA      Burke County, GA Development Authority PCR,
                           Refunding, Ogelthorpe Power Co., 7.50% due 1/1/03             1,315,500
  1,500,000     AAA      Montgomery, AL Industrial Development Board PCR,
                           General Electric Co. Project, 7.00% due 9/15/00(a)            1,623,750
    500,000     A2*      North Hampton County, PA IDA Revenue PCR,
                           Metropolitan Edison Co., 10.50% due 9/1/95                      511,875
    600,000     BB       Ohio State Water Development Authority Pollution
                           Control Facilities Revenue, Cleveland Electric
                           Illuminating Co., 9.75% due 11/1/97(a)                          645,750
--------------------------------------------------------------------------------------------------
                                                                                         4,096,875
--------------------------------------------------------------------------------------------------
Power -- 1.8%
  1,500,000     A+       Chelan County, WA Public Utility District No. 1, Chelan
                           Hydro Consolidated System Revenue Bonds, Series
                           1991A, 7.00% due 7/1/01(a)                                    1,620,000
  2,000,000     AAA      Clarion County, PA IDA Energy Development Revenue,
                           Piney Creek Project, LOC Swiss Bank, 7.25%
                           mandatory tender 11/1/00(a)                                   2,112,500
  1,000,000     BB       Sam Rayburn, TX Municipal Power Supply System
                           Revenue Refunding, Series A, 6.20% due 10/1/01                  945,000
--------------------------------------------------------------------------------------------------
                                                                                         4,677,500
--------------------------------------------------------------------------------------------------

                      See Notes to Financial Statements.

Smith Barney Muni Funds
Limited Term Portfolio
--------------------------------------------------------------------------------
Schedule of Investments (continued)                               March 31, 1995
--------------------------------------------------------------------------------

  FACE
 AMOUNT       RATING                         SECURITY                                    VALUE
==================================================================================================
Pre-Refunded(e) -- 4.4%
$ 1,500,000     AAA      Berks County, PA Municipal Authority, Lutheran Home at
                           Topton, Series B, LOC Meridian Bank, (Escrowed with
                           U.S. Government Securities to 4/1/98 Call @ 100),
                           7.25% due 4/1/01                                            $ 1,599,375
  1,000,000     AAA      Dade County, FL Health Facilities Authority Baptist Hospital
                           Miami, MBIA-Insured, (Escrowed with U.S. Government
                           Securities to 5/1/97 Call @ 102), 6.90% due 5/1/99            1,062,500
  2,000,000     AAA      District of Columbia GO, Series C, (Escrowed with U.S.
                           Government Securities to 6/1/96 Call @ 102), 8.00%
                           due 6/1/99                                                    2,112,500
  2,360,000     AAA      Gila County, AZ IDA PCR, (Escrowed with U.S. Government
                           Securities to 2/15/01 Call @ 101), 11.25% due 4/1/01          2,708,100
                         Illinois Health Facilities Authority Revenue:
  1,000,000     AAA        Lutheran Social Services, LOC Industrial Bank of Japan,
                             (Escrowed with U.S. Government Securities to 8/1/00
                             Call @ 102), 7.65% mandatory tender 8/1/02                  1,130,000
    750,000     AAA        Servantcor Hospital, Series B, (Escrowed with U.S.
                             Government Securities to 8/15/99 Call @ 102),
                             7.50% due 8/15/01                                             833,438
  1,000,000     AAA      Las Vegas Valley, NV Water District, MBIA-Insured,
                           (Escrowed with U.S. Government Securities to 11/1/97
                           Call @ 102), 7.625% due 5/1/01                                1,087,500
    775,000     AAA      New York Medical Care Facilities Finance Agency Revenue,
                           Hospital & Nursing Home Mortgage, FHA-Insured,
                           (Escrowed with U.S. Government Securities to 2/15/97
                           Call @ 102), 7.75% due 2/15/02                                  841,844
    335,000     AAA      Ohio State Building Authority Toledo Government Office
                           Building, Series A, (Escrowed with U.S. Government
                           Securities to 4/1/03 Call @ 100), 10.125% due 10/1/06           421,262
--------------------------------------------------------------------------------------------------
                                                                                        11,796,519
--------------------------------------------------------------------------------------------------
Public Facilities -- 3.4%
  1,710,000     AAA      Iowa State COP, Series A, AMBAC-Insured, 5.75%
                           due 7/1/98                                                    1,754,887
  4,000,000     Aa*      Mt. Stearling, KY Lease Revenue, Kentucky League of
                           Cities A, Transamerica Life Guaranteed, 5.625%
                           due 3/1/03                                                    3,915,000
    155,000     AAA      Pittsburg, PA Stadium Authority Guaranty Revenue,
                           FGIC-Insured, 7.00% due 10/15/95                                156,744
  1,060,000     AAA      South Dakota State Lease Revenue Certificates, Series A,
                           CGIC-Insured, 8.20% due 9/1/02                                1,248,150

                      See Notes to Financial Statements.

Smith Barney Muni Funds
Limited Term Portfolio
--------------------------------------------------------------------------------
Schedule of Investments (continued)                               March 31, 1995
--------------------------------------------------------------------------------

  FACE
 AMOUNT       RATING                         SECURITY                                    VALUE
==================================================================================================
Public Facilities -- 3.4% (continued)
$ 1,315,000     AAA      Texas State Refunding, Texas Parks & Wildlife,
                           AMBAC-Insured, zero coupon due 10/1/02                     $    874,475
  1,000,000     AA       Tuscon, AZ COP, Asset Guaranty, 6.00% due 7/1/04                1,020,000
--------------------------------------------------------------------------------------------------
                                                                                         8,969,256
--------------------------------------------------------------------------------------------------
Short-Term(b) -- 1.5%
  1,900,000     VMIG 1   Maricopa, AZ IDA Hospital Facilities Revenue,
                           Samaratin Hospital, 4.50% due 12/1/08                         1,900,000
  2,100,000     VMIG 1   New York City Municipal Water Finance Authority,
                           Series G, 4.40% due 6/15/24                                   2,100,000
--------------------------------------------------------------------------------------------------
                                                                                         4,000,000
--------------------------------------------------------------------------------------------------
Solid Waste -- 3.1%
                         Detroit, MI Economic Development Corp. Facilities
                           Recovery Revenue, FSA-Insured:
  3,000,000     AAA           Series A, 7.00% due 5/1/01                                 3,318,750
  1,000,000     AAA           Series 91A, 6.60% due 5/1/02(a)                            1,076,250
  1,500,000     AA-      Illinois Development Financing Authority Solid Waste
                           Disposal Revenue Bonds, Waste Management Inc.
                           Project, Series 1990, 7.125% due 1/1/01                       1,627,500
  2,000,000     Baa*     Onondaga County, NY Resource Recovery Agency Project
                           Revenue Bonds, Series 1992, 6.625% due 5/1/00(a)              1,997,500
    250,000     AA       Regional Waste Systems Inc., Maine Solid Waste Resource
                           Recovery System, 7.55% due 7/1/98(a)(d)                         266,562
--------------------------------------------------------------------------------------------------
                                                                                         8,286,562
--------------------------------------------------------------------------------------------------
Tax Allocation -- 0.2%
    505,000     BBB      Miami Beach, FL Redevelopment Agency Tax Increment
                           Revenue, City Center Historic Convention Village,
                           4.75% due 12/1/00                                               473,437
--------------------------------------------------------------------------------------------------
Transportation -- 5.1%
  1,000,000     AAA      Clark County, NV Airport Improvement Revenue,
                           BIG-Insured, 7.90% due 7/1/00(a)                              1,092,500
                         Denver, CO City & County Airport Revenue:
  1,590,000     Baa*       Series 1992B, 7.00% due 11/15/01(a)                           1,590,000
  1,000,000     Baa*       Series 1992B, 7.00% due 11/15/02(a)                           1,000,000
  1,000,000     Baa*       Series 1994A, 7.20% due 11/15/02(a)                           1,030,000
  2,445,000     AAA      Hawaii Airport System Revenue, MBIA-Insured,
                           Second Series of 91, 6.10% due 7/1/99(a)                      2,539,744

                      See Notes to Financial Statements.

Smith Barney Muni Funds
Limited Term Portfolio
--------------------------------------------------------------------------------
Schedule of Investments (continued)                               March 31, 1995
--------------------------------------------------------------------------------

  FACE
 AMOUNT       RATING                         SECURITY                                    VALUE
==================================================================================================
Transportation -- 5.1% (continued)
$ 1,250,000     A        Indiana Transportation Finance Authority, Airport Facilities
                           Lease Revenue, Series A, United Air, 6.125%
                           due 11/1/02                                                 $ 1,292,188
    210,000     AAA      Kenton County, KY Airport Board Revenue, Greater
                           Cincinnati International Airport, MBIA-Insured, 7.20%
                           due 3/1/96(a)(d)                                                214,725
                         Massachusetts Port Authority Revenue:
    500,000     Aa*        Series 1990A, 7.00% due 7/1/96(a)                               515,625
  1,000,000     AAA        Series A, FGIC-Insured, 7.20% due 7/1/03(a)                   1,093,750
  3,000,000     AA-      Ocean Highway and Port Authority, Nassau County,
                           FL Adjustable Demand Revenue Bonds, Series 1990,
                           LOC ABN AMBRO Bank NV, 6.25% due 12/1/02(a)                   3,161,250
--------------------------------------------------------------------------------------------------
                                                                                        13,529,782
--------------------------------------------------------------------------------------------------
Utilities -- 1.7%
    600,000     A-       Georgia Muni Gas Authority Revenue, Southern Storage
                           Gas Project, 6.30% due 7/1/09                                   603,000
  3,000,000     AAA      Mohave, AZ Industrial Development Authority IDR Bonds,
                           Citizens Utilities Co. Project 1988B, 6.875%
                           due 9/1/03(a)                                                 3,157,500
    770,000     Baa1*    Philadelphia, PA Gas Works Revenue Bonds, 13th
                           Series, 7.40% due 6/15/00                                       842,187
--------------------------------------------------------------------------------------------------
                                                                                         4,602,687
--------------------------------------------------------------------------------------------------
Water & Sewer -- 3.5%
  4,155,000     A        Austin, TX Water, Sewer and Electric, 14.00%
                           due 11/15/01                                                  5,666,381
  1,000,000     AAA      Centennial Water and Sanitation District Douglas County,
                           CO GO, Water & Sewer Refunding Bonds,
                           LOC Swiss Bank Corp., 6.625% due 6/15/98                      1,027,500
  1,500,000     NR       New Jersey EDA Water Facilities Revenue, Series 1991,
                           New Jersey American Water Co. Inc. Project, Private
                           Placement, 7.40% due 5/1/01(a)                                1,590,000
    985,000     A        Texas Water Resource Finance Authority Revenue,
                           Series 89, 7.40% due 8/15/00                                  1,053,950
--------------------------------------------------------------------------------------------------
                                                                                         9,337,831
--------------------------------------------------------------------------------------------------
                         TOTAL INVESTMENTS--100%
                         (Cost--$261,735,129)(f)                                      $266,439,034
==================================================================================================

     See pages 20 and 21 for definition of ratings and certain securities descriptions.

                      See Notes to Financial Statements.

Smith Barney Muni Funds
Limited Term Portfolio
--------------------------------------------------------------------------------
Schedule of Investments (continued)
--------------------------------------------------------------------------------

(a) Income from these issues is considered a preference item for purposes of calculating the alternative minimum tax.

(b) Variable rate obligation payable at par on demand at any time on no more than seven days notice.

(c) Residual interest bonds -- coupon varies inversely with level of short-term tax-exempt interest rates.

(d) Securities segregated by Custodian for open purchase commitment.

(e) Pre-refunded bonds escrowed by U.S. Government Securities and bonds escrowed to maturity by U.S. Government Securities are considered by manager to be triple-A rated even if issuer has not applied for new ratings.

(f) The cost for Federal income tax purposes is substantially the same.

  + Duff & Phelps Credit Rating Co.

 ++ Fitch Investors Services, Inc.

--------------------------------------------------------------------------------
Bond Ratings
--------------------------------------------------------------------------------

All ratings are by Standard & Poor's Corporation, except those identified by an asterisk (*) are rated by Moody's Investors Services. The definitions of the applicable rating symbols are set forth below:

Standard & Poor's -- Ratings from "AA" to "BB" may be modified by the addition of a plus (+) or minus (-) sign to show relative standings within the major rating categories.

AAA      -- Debt rated "AAA" has the highest rating assigned by Standard &
            Poor's. Capacity to pay interest and repay principal is extremely strong.

AA       -- Debt rated "AA" has a very strong capacity to pay interest and repay principal and differs from the highest rated issue only in a small degree.

A        -- Debt rated "A" has a strong capacity to pay interest and repay principal although it is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than debt in higher rated categories.

BBB      -- Debt rated "BBB" is regarded as having an adequate capacity to pay interest and repay principal. Whereas it normally exhibits adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay interest and repay principal for debt in this category than in higher rated categories.

BB       -- Debt rated "BB" has less near-term vulnerability to default than other speculative issues. However, it faces major ongoing uncertainties or exposure to adverse business, financial, or economic conditions which could lead to inadequate capacity to meet timely interest and principal payments.

Moody's  -- Numerical modifiers 1, 2 and 3 may be applied to each generic rating from "Aa" to "Baa", where 1 is the highest and 3 the lowest ranking within its generic category.

Aaa      -- Bonds that are rated "Aaa" are judged to be of the best quality. They carry the smallest degree of investment risk and are generally referred to as "gilt edge". Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues.

Aa       -- Bonds that are rated "Aa" are judged to be of high quality by all standards. Together with the Aaa group they comprise what are generally known as high grade bonds. They are rated lower than the best bonds because margins of protection may not be as large in Aaa securities or fluctuation of protective elements may be of greater amplitude or there may be other elements present which make the long-term risks appear somewhat larger than in Aaa securities.

Smith Barney Muni Funds
Limited Term Portfolio
--------------------------------------------------------------------------------
Bond Ratings (continued)
--------------------------------------------------------------------------------

A        -- Bonds that are rated "A" possess many favorable investment attributes and are to be considered as upper medium grade obligations. Factors giving security to principal and interest are considered adequate but elements may be present which suggest a susceptibility to impairment some time in the future.

Baa      -- Bonds that are rated "Baa" are considered as medium grade obligations, i.e., they are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.

Ba       -- Bonds which are rated "Ba" are judged to have speculative elements;
            their future cannot be considered as well-assured. Often the protection of interest and principal payments may be very moderate, and therefore not well safeguarded during both good and bad times over the future. Uncertainty of position characterizes bonds in this class.

NR       -- Indicates that the bond is not rated by Standard & Poor's
            Corporation or Moody's Investors Services.

--------------------------------------------------------------------------------
Short-Term Securities Rating
--------------------------------------------------------------------------------

SP-1     -- Standard & Poor's highest rate rating indicating very strong or strong capacity to pay principal and interest; those issues determined to possess overwhelming safety characteristics are denoted with a plus (+) sign.

A-1      -- Standard & Poor's highest commercial paper and variable rate demand obligation (VRDO) rating indicating that the degree of safety regarding timely payment is either overwhelming or very strong; those issues determined to possess overwhelming safety characteristics are denoted with a plus (+) sign.

VMIG 1   -- Moody's highest rating for issues having a demand feature -- VRDO

P-1      -- Moody's highest rating for commercial paper and for VRDO prior to the advent of the VMIG 1 rating.

MIG 1    -- Moody's highest rating for short-term municipal obligations.

--------------------------------------------------------------------------------
Security Descriptions
--------------------------------------------------------------------------------

ABAG     -- Association of Bay Area Governments
AIG      -- American International Guaranty
AMBAC    -- AMBAC Indemnity Corporation
BIG      -- Bond Investors Guaranty
CGIC     -- Capital Guaranty Insurance Company
COP      -- Certificate of Participation
EDA      -- Economic Development Authority
FAIRS    -- Floating Adjustable Interest Rate Securities
FGIC     -- Financial Guaranty Insurance Company
FHA      -- Federal Housing Administration
FHLMC    -- Federal Home Loan Mortgage Corporation
FNMA     -- Federal National Mortgage Association
FSA      -- Federal Savings Association
GIC      -- Guaranteed Investment Contract
GNMA     -- Government National Mortgage Association
GO       -- General Obligation
HFA      -- Housing Finance Authority
IDA      -- Industrial Development Authority
IDB      -- Industrial Development Board
IDR      -- Industrial Development Revenue
INFLOS   -- Inverse Floaters
LOC      -- Letter of Credit
MBIA     -- Municipal Bond Investors Assurance Corporation
MVRICS   -- Municipal Variable Rate Inverse Coupon Security
PCFA     -- Pollution Control Financing Authority
PCR      -- Pollution Control Revenue
RIBS     -- Residual Interest Bonds
RITES    -- Residual Interest Tax-Exempt Securities
VA       -- Veterans Administration
VRDD     -- Variable Rate Demand Note
VRWE     -- Variable Rate Wednesday Demand

Smith Barney Muni Funds
Limited Term Portfolio
--------------------------------------------------------------------------------
Statement of Assets and Liabilities                               March 31, 1995
--------------------------------------------------------------------------------

ASSETS:
    Investments, at value (Cost - $261,735,129)                   $ 266,439,034
    Cash                                                                 58,576
    Receivable for securities sold                                      955,000
    Receivable for Fund shares sold                                     899,754
    Interest receivable                                               5,198,981
    Other assets                                                         21,772
--------------------------------------------------------------------------------
    Total Assets                                                    273,573,117
--------------------------------------------------------------------------------
LIABILITIES:
    Payable for securities purchased                                  1,687,584
    Payable for Fund shares purchased                                   205,696
    Distribution costs payable                                          135,080
    Management fees payable                                             104,098
--------------------------------------------------------------------------------
    Total Liabilities                                                 2,132,458
--------------------------------------------------------------------------------
Total Net Assets                                                  $ 271,440,659
================================================================================
NET ASSETS:
    Par value of capital shares                                   $      41,516
    Capital paid in excess of par value                             271,788,443
    Undistributed net investment income                                  37,862
    Accumulated net realized loss on security transactions           (5,131,067)
    Net unrealized appreciation of investments                        4,703,905
--------------------------------------------------------------------------------
Total Net Assets                                                  $ 271,440,659
================================================================================
Shares Outstanding:
    Class A                                                          37,443,382
    ----------------------------------------------------------------------------
    Class C                                                           4,072,805
    ----------------------------------------------------------------------------
Net Asset Value:
    Class A (and redemption price)                                        $6.54
    ----------------------------------------------------------------------------
    Class C *                                                             $6.54
    ----------------------------------------------------------------------------
Class A Maximum Public Offering Price Per Share
    (net asset value plus 2.04% of net asset value per share)             $6.67
================================================================================

* Redemption price is NAV of Class C shares reduced by 1.00% if shares are redeemed less than one year from initial purchase.

                      See Notes to Financial Statements.

Smith Barney Muni Funds
Limited Term Portfolio
------------------------------------------------------------------------------
Statement of Operations                      For the Year Ended March 31, 1995
------------------------------------------------------------------------------

INVESTMENT INCOME:
    Interest                                                      $ 18,693,059
------------------------------------------------------------------------------
EXPENSES:
    Management fees (Note 3)                                         1,351,567
    Distribution costs (Note 3)                                        299,070
    Registration fees                                                  101,086
    Shareholder servicing agent fees                                    53,881
    Pricing service fees                                                32,000
    Custodian fees                                                      31,475
    Shareholder communications fees                                     28,872
    Audit and legal fees                                                15,827
    Trustees' fees                                                       7,001
    Other                                                                4,000
------------------------------------------------------------------------------
    Total Expenses                                                   1,924,779
------------------------------------------------------------------------------
Net Investment Income                                               16,768,280
------------------------------------------------------------------------------

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:
    Realized Loss From Security Transactions
      (excluding short-term securities):
      Proceeds from sales                                          112,187,811
      Cost of securities sold                                      115,929,287
------------------------------------------------------------------------------
    Net Realized Loss                                               (3,741,476)
------------------------------------------------------------------------------
    Change in Net Unrealized Appreciation of Investments:
      Beginning of year                                              2,097,769
      End of year                                                    4,703,905
------------------------------------------------------------------------------
    Increase in Net Unrealized Appreciation                          2,606,136
------------------------------------------------------------------------------
Net Loss on Investments                                             (1,135,340)
------------------------------------------------------------------------------
Increase In Net Assets From Operations                            $ 15,632,940
==============================================================================

                      See Notes to Financial Statements.

Smith Barney Muni Funds
Limited Term Portfolio
--------------------------------------------------------------------------------
Statements of Changes in Net Assets                For the Years Ended March 31,
--------------------------------------------------------------------------------

                                                                1995            1994
========================================================================================
OPERATIONS:
      Net investment income                                $  16,768,280   $  16,346,956
      Net realized loss from security transactions            (3,741,476)       (454,765)
      Increase (decrease) in net unrealized appreciation
        of investments                                         2,606,136      (7,475,919)
----------------------------------------------------------------------------------------
      Increase In Net Assets From Operations                  15,632,940       8,416,272
----------------------------------------------------------------------------------------
DISTRIBUTIONS TO SHAREHOLDERS
FROM (NOTE 2):
      Net investment income                                  (17,091,230)    (16,375,813)
----------------------------------------------------------------------------------------
      Decrease In Net Assets From
        Distributions To Shareholders                        (17,091,230)    (16,375,813)
----------------------------------------------------------------------------------------
FUND SHARE TRANSACTIONS:
      Net proceeds from sale of shares                        48,752,624     140,364,229
      Net asset value of shares issued for
        reinvestment of dividends and distributions            9,178,863       8,437,469
      Cost of shares reacquired                             (113,025,019)    (71,012,257)
----------------------------------------------------------------------------------------
      Increase (Decrease) In Net Assets From
        Fund Share Transactions                              (55,093,532)     77,789,441
----------------------------------------------------------------------------------------
Increase (Decrease) In Net Assets                            (56,551,822)     69,829,900

NET ASSETS
      Beginning of year                                      327,992,481     258,162,581
----------------------------------------------------------------------------------------
      End of year*                                          $271,440,659    $327,992,481
========================================================================================
*Includes undistributed net investment income of:                $37,862        $360,812
========================================================================================

                      See Notes to Financial Statements.

Smith Barney Muni Funds
Limited Term Portfolio
--------------------------------------------------------------------------------
Notes to Financial Statements
--------------------------------------------------------------------------------

     1. Significant Accounting Policies

     The Limited Term Portfolio ("Portfolio") is a separate investment portfolio of the Smith Barney Muni Funds ("Fund"). The Fund, a Massachusetts business trust, is registered under the Investment Company Act of 1940, as amended, as a non-diversified, open-end management investment company and consists of this Portfolio and twelve other separate investment portfolios: California, Florida, Georgia, New Jersey, New York, Ohio, Pennsylvania, National, California Limited Term, Florida Limited Term, California Money Market and New York Money Market Portfolios. The financial statements and financial highlights for the other portfolios are presented in separate annual reports.

     The significant accounting policies consistently followed by the Portfolio are: (a) security transactions are accounted for on the trade date; (b) securities are valued at bid prices provided by an independent pricing service that are based on transactions in municipal obligations, quotations from municipal bond dealers, market transactions in comparable securities and various relationships between securities; short-term securities maturing within 60 days are valued at cost plus (minus) accreted discount (amortized premium), which approximates value; (c) gains or losses on the sale of securities are calculated by using the specific identification method; (d) interest income, adjusted for amortization of premiums and accretion of original issue discount, is recorded on the accrual basis; market discount is recognized upon the disposition of the security; (e) direct expenses are charged to each portfolio and each class; management fees and general fund expenses are allocated on the basis of relative net assets; and (f) the Fund intends to comply with the requirements of the Internal Revenue Code pertaining to regulated investment companies and to make the required distributions to shareholders; therefore, no provision for Federal income taxes has been made.

     2. Exempt-Interest Dividends and Other Distributions

     The Portfolio intends to satisfy conditions that will enable interest from municipal securities, which is exempt from Federal income tax and from designated state income taxes, to retain such tax-exempt status when distributed to the shareholders of the Portfolio.

     Capital gain distributions, if any, are taxable to shareholders, and are declared and paid at least annually. At March 31, 1995 the Limited Term Portfolio had a net capital loss carryover of $5,131,067 available to offset future capital gains. To the extent that this carryover loss is used to offset capital gains it is probable that any gains so offset will not be distributed.

Smith Barney Muni Funds
Limited Term Portfolio
--------------------------------------------------------------------------------
Notes to Financial Statements (continued)
--------------------------------------------------------------------------------

The amount and expiration of the carryovers are indicated below. Expiration occurs on March 31 of the year indicated.

                                             2000           2001            2003
================================================================================
Limited Term Portfolio                   $450,254       $195,915      $4,484,898
================================================================================

     3. Management Agreements and Transactions with Affiliated Persons

     Smith Barney Mutual Funds Management, Inc. ("SBMFM"), a subsidiary of Smith Barney Holdings Inc. ("SBH"), acts as investment manager to the Fund. The Limited Term Portfolio pays SBMFM a management fee calculated at the annual rate of 0.45% of its average daily net assets. Such fees are calculated daily and paid monthly.

     Smith Barney Inc. ("SB"), another subsidiary of SBH, acts as distributor of Fund shares. SB advised the Fund that it received sales charges of approximately $271,731 (paid by purchasers of the Portfolio's Class A shares) for the year ended March 31, 1995. All officers and two Trustees of the Fund are employees of SB.

     Effective November 7, 1994, the Fund adopted a new class structure, renaming Class B shares as Class C shares and exchanging the former Class C shares into Class A shares. Under the new structure, a contingent deferred sales charge ("CDSC") of 1.00% is imposed on Class C shares if redemption occurs less than one year from initial purchase. Any CDSC imposed on redemptions is paid to SB. For the year ended March 31, 1995, there were approximately $35,201 in such charges.

     On September 16, 1994, a new Distribution Plan was approved by the Fund's shareholders. Pursuant to this Distribution Plan, the Limited Term Portfolio pays a service fee with respect to its Class A shares calculated at an annual rate of 0.15% of the average daily net assets. In addition, the Portfolio will continue to pay a service and distribution fee with respect to its Class C shares calculated at an annual rate of 0.15% and 0.20%, respectively, of the average daily net assets.

     4. Investments

     During the year ended March 31, 1995, the aggregate cost of purchases and proceeds from sales (including maturities, but excluding short-term securities) of investments were as follows:

================================================================================
Purchases                                                           $ 64,177,803
--------------------------------------------------------------------------------
Sales                                                                112,187,811
================================================================================

Smith Barney Muni Funds
Limited Term Portfolio
--------------------------------------------------------------------------------
Notes to Financial Statements (continued)
--------------------------------------------------------------------------------

At March 31, 1995, the gross unrealized appreciation and depreciation of investments for Federal income tax purposes were as follows:

================================================================================
Gross unrealized appreciation                                       $ 6,239,802
Gross unrealized depreciation                                        (1,535,897)
--------------------------------------------------------------------------------
Net unrealized appreciation                                         $ 4,703,905
================================================================================

     5. Capital Shares

     At March 31, 1995, there were an unlimited amount of shares of $.001 par value capital stock authorized. The Fund has established multiple classes of shares within each Portfolio of the Fund. Each share of a class represents an identical interest in the Portfolio and has the same rights, except that each class bears certain expenses specifically related to the distribution of its shares. At March 31, 1995, total paid-in capital amounted to the following for each class:

                                                        Class A        Class C
================================================================================
Total Paid-In Capital                                $244,283,284    $27,546,675
================================================================================

     Transactions in shares of each class were as follows:

                                           Year Ended                     Year Ended
                                         March 31, 1995                 March 31, 1994
                                  ----------------------------    --------------------------
                                     Shares          Amount         Shares         Amount
============================================================================================
Class A*
Shares sold                         6,753,825    $  43,787,327    15,022,441    $101,659,920
Shares issued on reinvestment       1,257,227        8,139,136     1,112,648       7,525,790
Shares redeemed                   (16,560,560)    (106,844,106)   (9,391,335)    (63,345,164)
--------------------------------------------------------------------------------------------
Net Increase (Decrease)            (8,549,508)   $ (54,917,643)    6,743,754    $ 45,840,546
============================================================================================
Class C+
Shares sold                           763,796    $   4,965,297     3,516,779    $ 23,785,553
Shares issued on reinvestment         160,710        1,039,727        82,112         555,173
Shares redeemed                      (958,968)      (6,180,913)     (350,865)     (2,358,040)
--------------------------------------------------------------------------------------------
Net Increase (Decrease)               (34,462)   $    (175,889)    3,248,026    $ 21,982,686
============================================================================================

* On October 10, 1994 the former Class C shares were exchanged into class A shares; therefore the Class C share activity for the period from April 1, 1994 to October 9, 1994 is included with the Class A share activity. The year ended March 31, 1994 includes only Class A share activity.

+ On November 7, 1994, the former Class B shares were renamed Class C shares.

Smith Barney Muni Funds
Limited Term Portfolio
--------------------------------------------------------------------------------
Financial Highlights
--------------------------------------------------------------------------------

For a share of each class of capital stock outstanding throughout each year:

Class A Shares (a)                              1995       1994       1993        1992       1991
=================================================================================================
Net Asset Value, Beginning of Year             $6.55      $6.68      $6.45       $6.38      $6.28
-------------------------------------------------------------------------------------------------
Income from Investment Operations:
    Net investment income                       0.36       0.37       0.39        0.42       0.43
    Net realized and unrealized gain (loss)
        on investments                            --      (0.13)      0.23        0.07       0.07
-------------------------------------------------------------------------------------------------
Total Income from Investment Operations         0.36       0.24       0.62        0.49       0.50
-------------------------------------------------------------------------------------------------
Less Distributions:
    Dividends from net investment income       (0.37)     (0.37)     (0.39)      (0.42)     (0.40)
-------------------------------------------------------------------------------------------------
Total Distributions                            (0.37)     (0.37)     (0.39)      (0.42)     (0.40)
-------------------------------------------------------------------------------------------------
Net Asset Value, End of Year                   $6.54      $6.55      $6.68       $6.45      $6.38
-------------------------------------------------------------------------------------------------
Total Return                                    5.69%      3.65%      9.82%       7.99%      8.23%
-------------------------------------------------------------------------------------------------
Net Assets, End of Year (000s)              $244,818   $281,771   $242,491    $157,426    $64,660
-------------------------------------------------------------------------------------------------
Ratios to Average Net Assets:
    Expenses                                    0.61%      0.53%      0.55%       0.49%      0.33%
    Net investment income                       5.61       5.53       5.90        6.42       6.77
-------------------------------------------------------------------------------------------------
Portfolio Turnover Rate                        21.80%     24.72%     24.53%      26.27%     14.92%
=================================================================================================

(a) On October 10, 1994 the former Class C shares were exchanged into Class A shares.

28

Smith Barney Muni Funds
Limited Term Portfolio
--------------------------------------------------------------------------------
Financial Highlights (continued)
--------------------------------------------------------------------------------

For a share of each class of capital stock outstanding throughout each year:

Class C Shares (a)                             1995        1994      1993(b)
============================================================================
Net Asset Value, Beginning of Year            $6.54       $6.68        $6.62
----------------------------------------------------------------------------
Income from Investment Operations:
    Net investment income                      0.35        0.35         0.10
    Net realized and unrealized gain (loss)
        on investments                           --       (0.14)        0.05
----------------------------------------------------------------------------
Total Income from Investment Operations        0.35        0.21         0.15
----------------------------------------------------------------------------
Less Distributions:
    Dividends from net investment income      (0.35)      (0.35)       (0.09)
----------------------------------------------------------------------------
Total Distributions                           (0.35)      (0.35)       (0.09)
----------------------------------------------------------------------------
Net Asset Value, End of Year                  $6.54       $6.54        $6.68
----------------------------------------------------------------------------
Total Return                                   5.51%       3.15%        2.28%++
----------------------------------------------------------------------------
Net Assets, End of Year (000s)              $26,622     $26,869       $5,738
----------------------------------------------------------------------------
Ratios to Average Net Assets:
    Expenses                                   0.89%       0.88%        0.88%+
    Net investment income                      5.34        5.10         5.35+
----------------------------------------------------------------------------
Portfolio Turnover Rate                       21.80%      24.72%       24.53%
============================================================================

(a) On November 7, 1994 the former Class B shares were renamed Class C shares.

(b) From January 5, 1993 (inception date) to March 31, 1993.

++ Not annualized, as the result may not be representative of the total return for the year.

 +  Annualized.

Smith Barney Muni Funds
Limited Term Portfolio
--------------------------------------------------------------------------------
Independent Auditors' Report
--------------------------------------------------------------------------------

To the Shareholders and Board of Trustees of the Limited Term Portfolio of Smith Barney Muni Funds:

     We have audited the accompanying statement of assets and liabilities, including the schedule of investments, of the Limited Term Portfolio of Smith Barney Muni Funds as of March 31, 1995, the related statement of operations for the year then ended, the statements of changes in net assets for each of the years in the two-year period then ended and the financial highlights for each of the years in the five-year period then ended. These financial statements are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit also includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of March 31, 1995, by correspondence with the custodian. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of the Limited Term Portfolio of Smith Barney Muni Funds as of March 31, 1995, the results of its operations for the year then ended, the changes in its net assets for each of the years in the two-year period then ended and the financial highlights for each of the years in the five-year period then ended, in conformity with generally accepted accounting principles.


                                                   /s/ KPMG Peat Marwick LLP

New York, New York
May 8, 1995

SMITH BARNEY
------------

A Member of Travelers Group [LOGO APPEARS HERE]

Smith Barney
Muni Funds


Trustees
Jessica M. Bibliowicz
Ralph D. Creasman
Joseph H. Fleiss
Donald R. Foley
Paul Hardin
Francis P.Martin, M.D.
Heath B. McLendon, Chairman
Roderick C. Rasmussen
John P. Toolan
C. Richard Youngdahl

Officers
Heath B. McLendon
Chief Executive Officer

Jessica M. Bibliowicz
President

Lewis E. Daidone
Senior Vice President
and Treasurer

Peter M. Coffey
Vice President

Daniel Malone
Vice President

Thomas M. Reynolds
Controller

Christina T. Sydor
Secretary

Investment Manager
Smith Barney Mutual Funds
Management Inc.

Distributor
Smith Barney Inc.

Custodian
PNC Bank

Shareholder
Servicing Agent
The Shareholder Services Group, Inc.
P.O. Box 9134
Boston, MA 02205-9134


This report is submitted for the general information of the shareholders of Smith Barney Muni Funds Limited Term Portfolio. It is not authorized for distribution to prospective investors unless accompanied by a current Prospectus for the Portfolio, which contains information concerning the Portfolio's investment policies and expenses as well as other pertinent information.


Smith Barney Muni Funds
388 Greenwich Street
New York, New York 10013


FD2305 E5                                                                  82106

                              SEMI-ANNUAL REPORT
                                      OF
               SMITH BARNEY MUNI FUNDS -- LIMITED TERM PORTFOLIO
               FOR THE SIX MONTH PERIOD ENDED SEPTEMBER 30, 1995

S E M I - A N N U A L  R E P O R T

[GRAPHIC APPEARS HERE]

Smith Barney
Muni Funds

Limited Term
Portfolio

September 30, 1995

[LOGO] Smith Barney Mutual Funds
       Investing for your future.
       Every day.

LIMITED TERM PORTFOLIO

DEAR SHAREHOLDER:

We are pleased to provide you with this semi-annual report, which includes unaudited financial statements, for the Smith Barney Muni Funds - Limited Term Portfolio. This report covers the six months ended on September 30, 1995. For your convenience, we have summarized this period's prevailing economic and market conditions below and outlined our portfolio strategy during this time. A more detailed summary of performance and current holdings can be found in the Historical Performance and Schedule of Investment sections that follow.

The Limited Term Portfolio posted a one-year total return of 8.02% (Class A Shares) for the period ended on September 30, 1995. This return compares with a 8.68% average total return for all intermediate-term municipal bond funds over the same period, according to Lipper Analytical Services. For the five years ended on September 30, 1995, the Portfolio posted a cumulative total return of 42.37% versus a peer group average of 43.76%.

MARKET & ECONOMIC OVERVIEW

Over the past six months, the fixed income markets have been characterized by generally lower interest rates, as measured by the decline of 10-Year Treasuries from 7.20% on March 31, 1995 to 6.18% on September 30, 1995, a drop of more than 100 basis points. Comparable maturity municipal bond yields declined less dramatically over this period, dropping about 50 basis points over the previous 6 months to a level of 4.81% as measured by Moody's 10-Year AA Muni Bond Index. By this measure, intermediate municipal yields averaged about 78% of the yield on 10-year Treasuries during the period. The failure of municipals to fully participate in a declining interest environment can be attributed primarily to uncertainty about the direction that tax reform will take.

Although some analysts have been forecasting a slight pick-up in economic activity during the final quarter of 1995, it now appears that the Federal Reserve Board has been successful in controlling inflation and encouraging a sustainable and slower rate of economic growth this year. The Board declined to alter the federal funds rate in September, leaving it unchanged at 5 3/4%, a move that reflected its confidence in the current rate of economic growth. However, while the economy did pick up steam compared to the sluggish first quarter of 1995, it has yet to make up its mind for the year and conflicting indicators all point to continued uncertainty going into 1996. Consumer spending is rising at an annual pace of 2.5% to 3%, a relatively neutral rate further tempered by recent indications that consumer households are growing more cautious. A number of other economic indicators edged up over the past six months compared to early 1995, including car buying, housing starts and industrial production, before slowing again in September. The most recent Index of Leading Indicators -- used by the U.S. government to forecast economic conditions -- eased downward slightly in September, fueled by cheaper commodity prices. This index measures eleven different indicators, ranging from unemployment benefit claims to building permits. While a majority of these indicators showed a slight uptick in September, others dipped. The overall result was confirmation of our expectations for slow economic growth and steady, or even lower, interest rates by year end.

In response to these conditions, the municipal bond market continued to lag somewhat relative to Treasuries. The big uncertainty over the municipal market continues to be tax reform. The current budget, which is heading for a showdown in Washington, contains a capital gains cut but does not address broader tax reform. Flat tax proposals are still being discussed, but a number of alternate reform measures are on the table as well. We expect this issue to emerge as the centerpiece of the 1996 Presidential elections.

In short, until a more definite consensus emerges from Washington, we can not be certain of the impact on municipal bonds and are holding fast on our relatively cautious investment approach. Looking forward -- and absent radical tax reform -
- we expect municipal bonds to perform well relative to taxable investments, due primarily to diminishing supply. There continues to be little refinancing or new issue activity. New issue activity is increasing toward year-end but remains well below the levels seen in previous years. The Public Securities Association now predicts approximately $140 billion in new issues by the end of 1995, less than half the record amount that came to market in 1993. This reduction in supply has helped to support underlying values. If the supply situation continues into 1996 as we expect, the Portfolio's commitments at current market levels should prove to be excellent values.

PORTFOLIO STRATEGY & OUTLOOK

The events of the past six months have done little to change our overall strategy. While our longer-term outlook for the economy and interest rates is positive and we do not expect radical tax reform, we want to err on the side of caution in structuring the Portfolio's risk profile. Intermediate- and shorter-maturity municipals are currently providing only 70% to 80% of the yield available on comparable maturity Treasuries. This makes their relative trading value somewhat vulnerable to reductions in the top marginal income tax brackets, a scenario we deem more likely than adoption of any of the more far-reaching tax reform proposals that could completely eliminate the tax-free income advantage of municipal bonds.

The Portfolio continues to be positioned at its normal average maturity point in the shorter end of the 5- to 10-year intermediate range in order to provide relative stability of principal. We also continue to emphasize higher coupon issues trading at a premium, including a substantial commitment in bonds priced to a call date earlier than maturity and bonds with extraordinary call features such as sinking funds designed to retire a portion of debt early and housing bonds subject to early call because of mortgage prepayments. Such bonds will tend to decline less in price compared to current coupon or discounted bonds should interest rates rise in response to a pick-up in economic activity or in the event of unfavorable changes in the tax code. And because many of these holdings feature effective maturities that are shorter than their stated maturity date, they further reduce the Portfolio's overall market sensitivity while providing relatively high income.

It is with deep regret that we announce the passing of Ralph D. Creasman, a Trustee of the Fund and a valued colleague. His wisdom and insights were valuable and will be missed.

At this time, we would like to thank you for your continued participation in the Portfolio and for your on-going confidence in our management approach.

Sincerely,

/s/ Heath B. McLendon           /s/ Peter M. Coffey

Heath B. McLendon               Peter M. Coffey
Chairman and                    Vice President and
Chief Executive Officer         Investment Officer

November 8, 1995

SMITH BARNEY MUNI FUNDS
LIMITED TERM PORTFOLIO

Historical Performance -- Class A Shares

                                               Net Asset Value
                                            ----------------------
                                            Beginning       End         Income     Capital Gain     Total
Period Ended                                of Period    of Period     Dividends   Distributions  Returns(1)
------------                                ---------    ---------     ---------   -------------  ----------
9/30/95                                         $6.54      $6.64         $0.18          $0.00        4.33%+
3/31/95                                          6.55       6.54          0.37           0.00         5.69
3/31/94                                          6.68       6.55          0.37           0.00         3.65
3/31/93                                          6.45       6.68          0.39           0.00         9.82
3/31/92                                          6.38       6.45          0.42           0.00         7.99
3/31/91                                          6.28       6.38          0.40           0.00         8.23
3/31/90                                          6.20       6.28          0.46           0.00         9.07
Inception* - 3/31/89                             6.25       6.20          0.13           0.00         1.09
                                                                         -----          -----
Total                                                                    $2.72          $0.00
                                                                         ======         =====
Historical Performance -- Class C Shares

                                                Net Asset Value
                                            ----------------------
                                            Beginning       End         Income     Capital Gain     Total
Period Ended                                of Period    of Period     Dividends   Distributions  Returns(1)
------------                                ---------    ---------     ---------   -------------  ----------
9/30/95                                         $6.54      $6.64         $0.17          $0.00        4.24%+
3/31/95                                          6.54       6.54          0.35           0.00        5.51
3/31/94                                          6.68       6.54          0.35           0.00        3.15
Inception* - 3/31/93                             6.62       6.68          0.09           0.00        2.28
                                                           -----         -----
Total                                                      $0.96         $0.00
                                                           ======        =====
Historical Performance -- Class Y Shares

                                               Net Asset Value
                                            ----------------------
                                            Beginning       End         Income     Capital Gain     Total
Period Ended                                of Period    of Period     Dividends   Distributions  Returns(1)
------------                                ---------    ---------     ---------   -------------  ----------
Inception* - 9/30/95                          $6.56        $6.65         $0.18          $0.00        4.24%+

It is the Fund's policy to distribute dividends monthly and capital gains, if any, annually.

SMITH BARNEY MUNI FUNDS
LIMITED TERM PORTFOLIO

Average Annual Total Return

                                                   Without Sales Charge(1)
                                                 ---------------------------
                                                 Class A   Class C   Class Y
                                                 -------   -------   -------
Six Months Ended 9/30/95+                         4.33%     4.24%      N/A
Year Ended 9/30/95                                8.01      7.92       N/A
Five Years Ended 9/30/95                          7.31       N/A       N/A
Inception* through 9/30/95                        7.28      5.59      4.24%


                                                    With Sales Charge(2)
                                                 ---------------------------
                                                 Class A   Class C   Class Y
                                                 -------   -------   -------
Six Months Ended 9/30/95+                         2.30%     3.24%      N/A
Year Ended 9/30/95                                5.85      6.92       N/A
Five Years Ended 9/30/95                          6.88       N/A       N/A
Inception* through 9/30/95                        6.97      5.59      4.24%

Cumulative Total Return
                                                   Without Sales Charge(1)
                                                   -----------------------
Class A (Inception* through 9/30/95)                       61.80%
Class C (Inception* through 9/30/95)                       16.04
Class Y (Inception* through 9/30/95)                        4.24

(1) Assumes reinvestment of all dividends and capital gain distributions at net asset value and does not reflect deduction of the applicable sales charge with respect to Class A shares or the applicable contingent deferred sales charges ("CDSC") with respect to Class C shares.

(2) Assumes reinvestment of all dividends and capital gain distributions at net
    asset value.   In addition, Class A shares reflect the deduction of the
    maximum initial sales charge of 2.00% and Class C shares reflect the deduction of a 1.00% CDSC, which applies if shares are redeemed less than one year from initial purchase.

* Inception dates for Class A, C and Y shares are November 28, 1988, January 5, 1993 and April 4, 1995, respectively.

+ Total return is not annualized, as it may not be representative of the total return for the year.

SMITH BARNEY MUNI FUNDS
LIMITED TERM PORTFOLIO

Historical Performance

                GROWTH OF $10,000 INVESTED IN CLASS A SHARES OF
                        THE LIMITED TERM PORTFOLIO VS.
        LEHMAN MUNI 5 YEAR BOND INDEX AND LEHMAN MUNI BOND FUND INDEX+
                                  (UNAUDITED)
--------------------------------------------------------------------------------
                        November 1988 - September 1995


                             [GRAPH APPEARS HERE]

                COMPARISON OF FIVE YEAR CUMULATIVE RETURN
        AMONG __________, __________ INDEX AND __________ INDEX

                         Lehman          Lehman
Measurement period      Muni/Bond       Muni/5 yr.     Limited Term
(Fiscal year Covered)     Index           Index         Portfolio
---------------------   ---------       ---------       ---------
Measurement PT -
11/28/88                $ 10,000        $ 10,000       $  9,796

03/89                   $ 10,100        $ 10,024       $  9,900
03/90                   $ 11,200        $ 10,994       $ 10,781
03/91                   $ 12,071        $ 12,022       $ 11,654
03/92                   $ 13,440        $ 13,046       $ 12,568
03/93                   $ 15,402        $ 14,395       $ 13,786
03/94                   $ 15,574        $ 14,821       $ 14,273
03/95                   $ 16,980        $ 15,667       $ 15,076
09/95                   $ 17,940        $ 16,469       $ 15,729


+ Hypothetical illustration of $10,000 invested in Class A shares at inception on November 28, 1988, assuming deduction of the maximum 2.00% sales charge at the time of investment and reinvestment of dividends (after deduction of applicable sales charge through November 6, 1994, afterwards at net asset value) and capital gains at net asset value through September 30, 1995. The Lehman Muni 5 Year Bond Index ("Index") is a broad based total return index comprised of all investment grade, fixed rate, long term maturities of 4-6 years and are selected from issues larger than $50 million dated since January, 1984. The Lehman Muni Bond Fund Index ("Index") is a broad based total return index, comprised of all investment grade, fixed rate, long term maturities (greater than two years) and are selected from issues larger than $50 million dated since January, 1984. The Indexes are unmanaged and are not subject to the same management and trading expenses of a mutual fund. The performance of the Portfolio's other classes may be greater or less than the Class A shares' performance indicated on this chart, depending on whether greater or lesser sales charges and fees were incurred by shareholders investing in the other classes.

   All figures represent past performance and are not a guarantee of future results. Investment returns and principal value will fluctuate, and redemption values may be more or less than the original cost. No adjustment has been made for shareholder tax liability on dividends or capital gains.

SMITH BARNEY MUNI FUNDS
LIMITED TERM PORTFOLIO

Schedule of Investments (unaudited)                       September 30, 1995

FACE
AMOUNT       RATING                    SECURITY                                          VALUE
------       ------                    --------                                          -----
Education -- 13.2%
$1,500,000   AAA         Adams County, CO School District Number 12,
                         Series B, MBIA-Insured, 6.250% due 12/15/06                    $1,648,125
2,825,000    A*          Arizona Education Loan Marketing Corp., Education
                         Loan Revenue Bonds, 7.000% due 3/1/02(a)                        3,022,750
3,000,000    A*          Arkansas State Student Loan Authority Revenue,
                         Sub-Series A-2, 6.125% due 12/1/00(a)                           3,060,000
1,000,000    Aa*         Brazos, TX Higher Education Authority, Series C-1,
                         6.000% due 11/1/99(a)                                           1,043,750
                         Colorado Student Obligation Board Authority,
                         Student Loan Revenue:
  330,000    A*          Series A, 6.625% due 6/1/99                                       344,438
1,350,000    A*          Series A-1, 6.600% due 9/1/98                                   1,400,625
                         Idaho Student Loan Fund Marketing Association Inc.,
                         Student Loan Revenue Refunding:
1,000,000    Aaa*        6.400% due 4/1/99                                               1,003,750
  955,000    Aaa*        6.000% due 4/1/00(a)                                              939,481
1,000,000    A+          Illinois Student Assistance Commission, Student Loan
                         Revenue, Series H, 6.100% due 3/1/01(a)                         1,030,000
1,000,000    A*          Kentucky Higher Education Student Loan Corp.,
                         Insured Student Loan Revenue, Series 91B,
                         6.500% due 12/1/00(a)                                           1,053,750
230,000      AAA         Louisiana Public Facilities Authority, Revenue
                         Supplemental Student Loan, Series B, AMBAC-Insured,
                         8.125% due 12/1/99                                                251,275
                         Montana State Higher Education Student Assistance
                         Corp., Student Loan Revenue, Series 92B:
1,330,000    A*          5.800% due 12/1/95(a)                                           1,333,325
1,445,000    A           7.050% due 6/1/04(a)                                            1,547,956
2,500,000    A1*         New England Education Loan Marketing Corp.,
                         Massachusetts Student Loan Revenue Refunding,
                         Series F, 5.650% due 7/1/04(a)                                  2,543,750
1,475,000    AAA         North Texas Higher Education Authority Inc.,
                         Student Loan Revenue, AMBAC-Insured,
                         7.000% due 4/1/01(a)                                            1,548,750
2,000,000    AAA         Pennsylvania State Higher Education Assistance
                         Agency, Student Loan Revenue Refunding,
                         Series A, FGIC-Insured, 6.800% due 12/1/00                      2,145,000
1,500,000    A*          Rhode Island Student Loan Authority Revenue
                         Refunding, Series 92B, 6.750% due 12/1/01(a)                    1,590,000

                      See Notes to Financial Statements.

SMITH BARNEY MUNI FUNDS
LIMITED TERM PORTFOLIO

Schedule of Investments (unaudited)(continued)                September 30, 1995

FACE
AMOUNT       RATING                    SECURITY                                           VALUE
------       ------                    --------                                           -----
Education -- 13.2% (continued)
$1,500,000   AAA         Schuylkill, PA Redevelopment Authority Revenue,
                         Commonwealth Lease Revenue Bonds,
                         Series A, FGIC-Insured, 6.850% due 6/1/03                      $1,659,375
   625,000   A           South Dakota Student Loan Assistance Corp.,
                         Student Loan Revenue, 7.350% due 8/1/98(a)                        653,125
 1,000,000   AA          State of Texas College Student Loan Bonds,
                         Series 1991, zero coupon due 2/1/01(a)                            776,250
   785,000   A*          Texas State Higher Education Coordinating Board,
                         College Student Loan Revenue, 6.800% due 4/1/98(a)                814,438
                         Utah State School District Co-op Revenue
                         Financing Pool, LOC Swiss Bank:
   875,000   AAA         8.300% due 2/15/98                                                947,187
   945,000   AAA         8.300% due 2/15/00                                              1,064,306
 2,220,000   AAA         8.375% due 2/15/10                                              2,392,050
                                                                                        ----------
                                                                                        33,813,456
                                                                                        ----------
Escrowed to
Maturity(b)
 -- 9.0%

   280,000   AAA         Austin, TX Independent School District,
                         9.000% due 7/1/00                                                 332,850
    70,000   AAA         Austin, TX Water, Sewer & Electric
                         Revenue, 14.000% due 11/15/01                                      94,850
 2,525,000   AAA         Boston, MA Water & Sewer Community Revenue,
                         Series A, 10.650% due 1/1/99                                    2,824,844
   170,000   AAA         Enid, OK Hospital Authority Revenue,
                         St. Mary's Hospital Crossover Refunding,
                         8.000% due 7/1/98                                                 178,075
 1,255,000   AAA         Erie County, OH Hospital Improvement,
                         Sandusky Memorial Hospital, 8.750% due 1/1/06                   1,545,219
1,995,000    AAA         Galveston, TX Sewer System Revenue Refunding,
                         Series B, 7.800% due 5/1/99                                     2,149,612
1,050,000    AAA         Illinois Educational Facilities Authority Revenue,
                         Chicago Osteopathic Medical, Series A,
                         8.750% due 7/1/05                                               1,282,313
1,210,000    AAA         Kalamazoo, MI Hospital Finance Authority,
                         6.750% due 4/1/03                                               1,300,750
   40,000    AAA         Kenton County, KY Airport Board Revenue,
                         Greater Cincinnati International Airport,
                         MBIA-Insured, 7.200% due 3/1/96(a)(c)                              40,500
  830,000    AAA         Michigan State Hospital Finance Authority Revenue,
                         St. Joseph's Mercy Hospital, Series A,
                         9.250% due 7/1/03                                               1,011,562

                      See Notes to Financial Statements.

SMITH BARNEY MUNI FUNDS
LIMITED TERM PORTFOLIO

Schedule of Investments (unaudited)(continued)                September 30, 1995

FACE
AMOUNT       RATING                    SECURITY                                              VALUE
------       ------                    --------                                              -----
Escrowed to Maturity(b) -- 9.0% (continued)
$1,645,000   AAA         New Jersey Educational Facilities Authority,
                         Fairleigh Dickinson University, Series C,
                         7.750% due 7/1/01                                              $   1,809,500
 2,140,000   AAA         New Jersey State Turnpike Authority Revenue
                         Refunding, 10.375% due 1/1/03                                      2,586,725
    30,000   AAA         New York City GO, Series F, 8.100% due 11/15/99                       34,162

1,110,000    AAA         Ohio State Water Development Authority Revenue,
                         Safe Water, Series A, 9.375% due 12/1/10                           1,433,288
2,335,000    AAA         Owensboro, KY Electric, Light & Power,
                         10.500% due 1/1/04                                                 2,895,400
  855,000    AAA         San Francisco, CA Airport Improvement Corp. Lease
                         Revenue, United Airlines, 7.875% due 7/1/99                          930,881
1,265,000    AAA         Sullivan County, TN Health & Educational Facilities,
                         Holston Valley Community Hospital,
                         7.000% due 9/1/99                                                  1,374,106
1,000,000    AAA         Tom Green County, TX Hospital Authority,
                         7.875% due 2/1/06                                                  1,142,500
                                                                                        -------------
                                                                                           22,967,137
                                                                                        -------------
Finance
 -- 0.4%

   40,000    A-          Concord Santa Cruz Southgate, CA COP,
                         ABAG Finance Corp., 7.100% due 6/1/99                                 40,050
1,000,000    A           New York State Local Government Assistance Corp.,
                         6.600% due 4/1/98                                                  1,056,250
                                                                                        -------------
                                                                                            1,096,300
                                                                                        -------------
General
Obligation
 -- 8.4%

  175,000    A           Boston, MA GO, 7.750% due 10/1/95                                    175,033
2,000,000    AAA         District of Columbia GO, Series A, MBIA-Insured,
                         6.700% due 6/1/04                                                  2,167,500
1,525,000    AAA         Harris County, TX Capital Appreciation Refunding,
                         MBIA-Insured, zero coupon due 10/1/00                              1,206,656
2,000,000    AAA         Highlands Rancho Metro District #2, Douglas County,
                         CO GO, Refunding, Series 1991, LOC Swiss Bank,
                         6.700% due 6/15/01                                                 2,127,500
500,000      AA+         Kings County, WA Unlimited Tax Obligation,
                         9.000% due 12/1/98                                                   571,250
1,500,000    A+          Massachusetts Dedicated Income Tax Bonds,
                         Fiscal Recovery Loan Act of 1990, Series A,
                         7.250% due 6/1/96                                                  1,532,490

                      See Notes to Financial Statements.

SMITH BARNEY MUNI FUNDS
LIMITED TERM PORTFOLIO

Schedule of Investments (unaudited)(continued)                September 30, 1995

FACE
AMOUNT       RATING                    SECURITY                                         VALUE
------       ------                    --------                                         -----
General Obligation -- 8.4% (continued)
$2,000,000   BBB         New Haven, CT GO, Series B, 9.000% due 12/1/01            $2,392,500
                         New York City, NY GO:
 1,500,000   A-          Series D, 7.200% due 2/1/00                                1,616,250
   970,000   A-          Series F, 8.100% due 11/15/99                              1,085,188
                         North Slope Borough, AK GO:
 6,000,000   AAA         MBIA-Insured, zero coupon due 1/1/01                       4,642,500
   900,000   AAA         Unlimited Tax Obligation Refunding, Series G,
                         AMBAC-Insured, 7.500% due 6/30/97(c)                         949,500
   750,000   AA+         Port of Houston Authority, Harris County, TX Port
                         Improvement Unlimited Tax Obligation,
                         8.500% due 11/1/98(a)                                        839,063
 2,000,000   AA          Washington State GO, Motor Vehicle Fuel Tax,
                         Series 1995D, 6.500% due 9/1/04                            2,247,500
                                                                                  -----------
                                                                                   21,552,930
                                                                                  -----------
Hospitals
 -- 11.4%

   675,000   A           ABAG Finance Authority, Nonprofit Corps,
                         California Mortgage Insured, COP, Rehabilitation Mental
                         Health Services Inc. Project, 6.100% due 6/1/02(c)           707,906
 1,915,000   BBB+        Alachua County, FL Health Facilities Authority Revenue,
                         Santa Fe Healthcare Facilities Project,
                         6.875% due 11/15/02                                        2,070,594
   600,000   AA-         Bexar County, TX Health Facilities Development Corp.,
                         Health Facilities Revenue Refunding,
                         Independence Hill Project, LOC Banque Paribas,
                         7.500% mandatory tender 12/1/98(d)                           651,750
 1,000,000   AAA         Calcasieu Parish, LA Memorial Hospital Services
                         District Revenue, Lake Charles Memorial Hospital,
                         Series A, CONNIE LEE-Insured, 7.500% due 12/1/05           1,168,750
 3,500,000   BBB         Colorado Health Facilities Authority Hospital
                         Revenue Bonds, Series 1993, Rocky Mountain
                         Adventist Health Guaranteed, 6.250% due 2/1/04             3,578,750
   500,000   A           Garfield Heights, OH Hospital Revenue, Marymont
                         Hospital Project, Series B, 6.100% due 11/15/02              525,000
 2,135,000   A*          Harris County, TX Health Facilities Development Corp.,
                         Memorial Health System Guaranteed,
                         7.125% due 6/1/05                                          2,340,494
1,000,000    Baa1*       Illinois Health Facilities Authority Revenue Refunding,
                         Trinity Medical Center, 6.500% due 7/1/00                  1,030,000

                      See Notes to Financial Statements.

SMITH BARNEY MUNI FUNDS
LIMITED TERM PORTFOLIO

Schedule of Investments (unaudited)(continued)                September 30, 1995

FACE
AMOUNT       RATING                    SECURITY                                        VALUE
------       ------                    --------                                        -----
Hospitals -- 11.4% (continued)
$1,425,000   Ba1*        Langhorne Manor Higher Education & Health Authority,
                         Bucks County, (Lower Bucks Hospital),
                         6.375% due 7/1/99                                         $1,414,313
 1,000,000   Baa*        Massachusetts Health & Education Facilities Authority
                         Revenue, Massachusetts Eye & Ear Infirmary,
                         Series A, 7.000% due 7/1/98                                1,008,750
 1,000,000   AAA         Mississippi Equipment & Facilities Authority,
                         Mississippi Baptist Medical Center, MBIA-Insured,
                         7.300% due 5/1/01                                          1,132,500
                         New Jersey Healthcare Facilities
                         Financing Authority:
 1,000,000   Baa1*       Elizabeth General Medical Center, Series C,
                         7.100% due 7/1/99                                          1,048,750
 1,030,000   A-          Pascack Valley Hospital, Series 91,
                         6.500% due 7/1/01                                          1,090,513
 1,045,000   BBB+        New York Medical Care Facilities Finance Agency
                         Revenue, Mental Health Facilities,
                         7.100% due 2/15/99                                         1,119,456
   320,000   A-          Ouachita Parish, LA Hospital Services District #1,
                         Hospital Revenue Bonds, Glenwood Regional
                         Medical Center, Series 1991, 7.250% due 7/1/00               343,200
 2,170,000   A-          Palm Beach County, FL Health Facilities Authority
                         Revenue, Good Samaritan Health System Guaranteed,
                         6.150% due 10/1/06                                         2,254,088
   325,000   Aa*         Philadelphia, PA Hospitals & Higher Education Facilities
                         Authority Revenue, St. Agnes Medical Center,
                         FHA-Insured, 6.750% due 8/15/01                              346,125
 1,000,000   AAA         Rio Grande Valley, TX Health Facilities, Valley Baptist
                         Medical Center Series, Short RITES, MBIA-Insured,
                         Coupon varies weekly till 8/1/02 then converts to
                         6.250%, 7.220% due 8/1/06(d)                               1,101,250
 1,750,000   A+          Riverside, CA Asset Leasing Corp. Leasehold Revenue
                         Bonds, 1993 Series A, Riverside Hospital Project,
                         6.000% due 6/1/04                                          1,795,937
 3,000,000   BBB++       Scranton-Lackawanna, PA Health & Welfare Authority
                         Revenue, Allied Services Rehabilitation Hospitals,
                         7.125% due 7/15/05                                         3,041,250
 1,300,000   BBB++       Valley Health System, CA COP Refunding Project,
                         6.250% due 5/15/99                                         1,309,750
                                                                                  -----------
                                                                                   29,079,126
                                                                                  -----------

                      See Notes to Financial Statements.

SMITH BARNEY MUNI FUNDS
LIMITED TERM PORTFOLIO

Schedule of Investments (unaudited)                           September 30, 1995

FACE
AMOUNT       RATING                    SECURITY                                       VALUE
------       ------                    --------                                       -----
Housing: Multi-Family -- 10.1%
$3,000,000   A           Aurora, IL Multi-Family Revenue Refunding Housing,
                         (Fox Village Unit 18D Project), LOC Banque Paribas,
                         7.750% due 9/1/98                                          $3,116,250
 1,215,000   AA-         Broward County, FL HFA Multi-Family Housing
                         Revenue, Surety Bond-Continental Casualty,
                         (Waters Edge Apartments Project), 9.700%
                         mandatory tender 11/1/95                                    1,219,556
 2,930,000   A+          City of Burnsville, MN Multi-Family Housing Revenue
                         Refunding Bonds, (The Atrium Project), Policy of
                         Indemnity Commercial Union Insurance Co. PLC
                         Reinsured by Trygg-Hansa Ins. Co. of Sweden,
                         7.200% mandatory tender 5/1/02                              3,054,525
 2,250,000   AAA         Dekalb County, GA HFA, Multi-Family Housing Revenue,
                         (Chimney Trace Project), FNMA-Collateralized,
                         5.625% due 5/1/25                                           2,280,937
   500,000   AAA         Fairfax County, VA Redevelopment & Housing
                         Authority, Multi-Family Refunding, Kingsley, Series 91A,
                         6.500% due 11/1/01                                            520,000
 2,850,000   Aa3*        Gary, IN Economic Development Revenue, Miller
                         Partnership, Limited Partnership, Series A, LOC Royal
                         Bank of Scotland, 7.400% mandatory tender 4/1/01(a)         2,885,625
 2,995,000   AA-         Lombard, IL Multi-Family Housing, Clover Creek
                         Apartments, Surety Bond-Continental Casualty Co.,
                         6.500% due 12/15/96                                         3,032,438
 1,800,000   AA          Louisiana Public Facilities Authority Revenue
                         Multi-Family Housing, Oakleigh Apartments,
                         Series A, 5.950% due 3/15/19                                1,865,250
 1,000,000   AA-         Maine State Housing Authority, Series A-3,
                         6.900% due 11/15/98                                         1,046,250
   500,000   AAA         Nashville & Davidson County, TN Metropolitan
                         Government IDB Revenue, FNMA-Collateralized,
                         Club Bellevue, 8.500% mandatory tender 5/1/97                 508,750
   565,000   A*          Odessa, TX Housing Development Corp. #2,
                         Multi-Family Revenue Refunding,
                         Chaparral Village, Series A, 6.375% due 12/1/03               570,650
 2,135,000   AAA         Onterie Center Housing Finance Corp., IL Mortgage
                         Revenue Refunding, (Onterie Center Project),
                         Series A, MBIA-Insured, 6.500% due 7/1/02                   2,241,750

                      See Notes to Financial Statements.

SMITH BARNEY MUNI FUNDS
LIMITED TERM PORTFOLIO

Schedule of Investments (unaudited)(continued)                September 30, 1995

FACE
AMOUNT        RATING                    SECURITY                                       VALUE
------        ------                    --------                                       -----
Housing: Multi-Family -- 10.1% (continued)
$2,500,000    AAA         Prince Georges County, MD Housing Authority,
                          Mortgage Revenue Refunding, Cambridge Crossing
                          Apartments, Series A, LOC Federal Home Loan Bank
                          Atlanta, 5.900% mandatory tender 2/1/04                   $2,534,375
   970,000    AAA         Ridgeland, MS Multi-Family Housing Revenue,
                          Series 1985, Sun Chase Apartments,
                          FNMA-Collateralized, 6.500% mandatory tender 10/1/97         973,637
                                                                                    ----------
                                                                                    25,849,993
                                                                                    ----------
Housing:
Single-Family
 -- 2.6%
    40,000    AA          Alaska State Housing Finance Corp., State Guaranteed
                          Veterans Mortgage Program, Third Series 83,
                          9.100% due 12/1/97(c)                                         40,900
 2,500,000    Aa*         California State Department of Veterans Affairs, Home
                          Purchase Revenue, Series A, 7.500% due 8/1/98(a)           2,565,625
    75,000    Aaa*        Louisiana Housing Finance Agency Mortgage Revenue,
                          GNMA-Collateralized Single-Family, 7.600% due
                          11/1/97(a)                                                    76,781
                          Missouri State Housing Development Commission,
                          Single-Family Insured Mortgage Revenue Loans:
     5,000    Aaa*        FHA-VA, 9.600% due 8/1/96                                      5,081
     5,000    AAA         10.000% due 8/1/98                                             5,225
 1,181,308    AAA         Monroe-West Monroe, Ouachita Parish, LA Public
                          Trust Financing Authority, FHLMC-Guaranteed,
                          8.500% due 5/20/02                                         1,231,514
    85,000    A*          Quincy, IL Single-Family Mortgage Revenue Refunding,
                          Series 1994, 4.250% due 9/1/99                                84,787
   285,000    AAA         St. Louis County, MO Single-Family Mortgage Revenue,
                          MBIA-Insured, 9.750% due 4/1/03                              287,494
 1,000,000    AAA         Texas Department of Housing & Community Affairs,
                          GNMA & FNMA-Collateralized, Home Mortgage
                          Revenue Bonds, Series B, RIBS Variable Rate,
                          9.551% due 6/18/23(a)(d)                                   1,067,500
                          Texas State Housing Agency Mortgage Revenue,
                          Single-Family:
665,000       Aa*         Series 85A, 9.100% due 9/1/00                                682,456
175,000       Aa*         Series 1987D, 7.750% due 7/1/99                              181,344
410,000       AA          Wyoming Community Development Authority,
                          Single-Family Mortgage, Series 1988C,
                          7.800% due 6/1/99(a)                                         423,837
                                                                                    ----------
                                                                                     6,652,544
                                                                                    ----------

                      See Notes to Financial Statements.

SMITH BARNEY MUNI FUNDS
LIMITED TERM PORTFOLIO

Schedule of Investments (unaudited)(continued)                September 30, 1995

FACE
AMOUNT       RATING                    SECURITY                                       VALUE
------       ------                    --------                                       -----
Industrial Development -- 12.3%
$1,500,000   A           Bel Air, MD Revenue Refunding, (May Department
                         Stores Co. Project), 6.375% due 10/1/99                   $1,584,375
 1,000,000   A           Belmont County, OH IDR Refunding, (May Department
                         Stores Project), Series 91, 6.500% due 1/1/00              1,062,500
   395,000   NR          Carroll County, TN Industrial Development Board, IDR,
                         (Henry I. Siegel Co. Project), 7.000% due 4/1/01             400,431
 3,000,000   Ba1*        Griffin-Spalding County, GA Development Authority
                         Revenue Refunding, (Borden Inc. Project),
                         Borden Inc. Guaranteed, 7.200% due 6/1/00                  3,093,750
 2,000,000   A+          Iowa Finance Authority, (Governors Square Project),
                         Policy of Indemnity Commercial Union Assurance Co.
                         PLC Reinsured by Trygg-Hansa Insurance Co. of
                         Sweden, 7.250% mandatory tender 4/1/02                     2,162,500
 2,500,000   A           Kanawha, WV Commercial Development Revenue, May
                         Department Stores Guaranteed, 5.700% due 6/1/97            2,556,250
 3,000,000   A           Marion, IA Commercial Development Revenue,
                         (Collins Road Project), Commercial Union-Insured/
                         Reinsured by Trygg-Hansa Insurance Co. of Sweden,
                         7.250% mandatory tender 7/1/02                             3,153,750
 3,500,000   BBB+        Metropolitan Government Nashville & Davidson County,
                         TN Industrial Development Board Revenue Refunding
                         & Improvement, Osco Treatment Inc. Guaranteed,
                         6.000% due 5/1/03(a)                                       3,504,375
 2,390,000   Aa3*        New Jersey EDA, Growth Bonds, LOC Banque Nationale
                         de Paris, 6.200% due 12/1/02(a)                            2,497,550
                         New York City IDA:
 1,510,000   Aa1*        Keystone Electric, LOC ABN Ambro Bank,
                         7.500% due 3/1/98(a)                                       1,519,437
   485,000   Aa1*        SuperFlex Ltd. Project, Composite Offering
                         XVIII 1989, Series A, LOC Algemene Bank Netherlands
                         NV, 7.750% optional tender 11/1/99(a)                        490,456
   735,000   Aa1*        IDR Oakdale Knitting Mills Inc., Composite Offering
                         1990, Series G, LOC Algemene Bank Netherlands NV,
                         7.700% mandatory tender 11/1/00(a)                           750,619
                         Ohio State Economic Development Revenue,
                         Ohio Enterprise Bond Fund:
   250,000   A-          Superior Forge & Steel Corp. Project,
                         6.750% due 6/1/96(a)                                         252,813

                      See Notes to Financial Statements.

SMITH BARNEY MUNI FUNDS
LIMITED TERM PORTFOLIO

Schedule of Investments (unaudited)(continued)                September 30, 1995

FACE
AMOUNT         RATING                   SECURITY                                       VALUE
------         ------                   --------                                       -----
Industrial Development -- 12.3% (continued)
$  300,000     A-         Series 1989-5B, Sponge Inc. Project,
                          7.750% due 6/1/99(a)                                      $  310,125
    90,000     Baa3*      Pocahontas, IA IDR International Harvester Co.,
                          10.250% due 10/1/00                                           91,912
3,040,000      AA+        Seaford, DE Economic Development Revenue Refunding,
                          (Seaford Association Project), 6.375% due 1/1/04           3,154,000
2,205,000      AA-        Simi Valley, CA Community Development Agency COP,
                          Simi Valley Business Center, 6.050% due 10/1/18            2,268,394
2,350,000      AAA        Sioux City, IA IDR, (Terra Centre Project),
                          6.800% due 5/1/07                                          2,496,875
                                                                                    ----------
                                                                                    31,350,112
                                                                                    ----------
Lifecare
  -- 0.6%

1,355,000      BBB        Illinois Development Finance Authority Health Facilities
                          Revenue, Community Living Options,
                          6.375% due 3/1/00                                          1,380,406


Miscellaneous
  -- 4.4%

 2,595,000     BBB        Clarksville, TN Natural Gas Acquisition Corporation, Gas
                          Revenue, Series A, 6.500% due 11/1/00                      2,663,119
 1,000,000     Baa*       Delaware County, PA Authority Revenue, (Elwyn Inc.
                          Project), 7.750% due 6/1/00                                1,060,000
 2,500,000     A*         Hoffman Estate, IL Tax Increment Junior Lien, Hoffman
                          Estate Development, Series 91, 6.500% due 5/15/01          2,668,750
 2,700,000     A-         Illinois Development Finance Authority Revenue, Debt
                          Restructure-East St. Louis, 6.875% due 11/15/05            2,858,625
   810,000     NR         Lehigh County, PA General Purpose Authority, Wiley
                          House Revenue, Series 1991, 8.500% due 11/1/96               822,150
 1,050,000     BBB        Tampa, FL Capital Improvement Program Revenue,
                          Series 88B, 7.400% due 10/1/97                             1,094,625
                                                                                    ----------
                                                                                    11,167,269
                                                                                    ----------
Pollution
Control
 -- 1.4%

 1,200,000     AAA        Burke County, GA Development Authority PCR,
                          Refunding, Ogelthorpe Power Co.,
                          7.500% due 1/1/03                                          1,336,500
 1,500,000     AAA        Montgomery, AL Industrial Development Board PCR,
                          (General Electric Co. Project), 7.000% due 9/15/00(a)      1,648,125
   600,000     BB         Ohio State Water Development Authority, Pollution
                          Control Facilities Revenue, Cleveland Electric
                          Illuminating Co., 9.750% due 11/1/97(a)                      638,250
                                                                                    ----------
                                                                                     3,622,875
                                                                                    ----------

                      See Notes to Financial Statements.

SMITH BARNEY MUNI FUNDS
LIMITED TERM PORTFOLIO

Schedule of Investments (unaudited)(continued)                September 30, 1995

FACE
AMOUNT           RATING                    SECURITY                                       VALUE
------           ------                    --------                                       -----
Power -- 1.2%
 $2,000,000      AAA         Clarion County, PA IDA Energy Development Revenue,
                             (Piney Creek Project), LOC Swiss Bank,
                             7.250% mandatory tender 11/1/00(a)                        $2,135,000
  1,000,000      BB          Sam Rayburn, TX Municipal Power Supply System
                             Revenue Refunding, Series A, 6.200% due 10/1/01              951,250
                                                                                       ----------
                                                                                        3,086,250
                                                                                       ----------
Pre-Refunded(b)
 -- 6.5%
  1,500,000      AAA         Berks County, PA Municipal Authority, Lutheran Home
                             at Topton, Series B, LOC Meridian Bank,
                             (Escrowed with U.S. Government Securities to
                             4/1/98 Call @ 100), 7.250% due 4/1/01                      1,603,125
  1,000,000      AAA         Dade County, FL Health Facilities Authority Baptist
                             Hospital Miami, MBIA-Insured, (Escrowed with
                             U.S. Government Securities to 5/1/97 Call @ 102),
                             6.900% due 5/1/99                                          1,061,250
  2,000,000      AAA         District of Columbia GO, Series C, (Escrowed with
                             U.S. Government Securities to 6/1/96 Call @ 102),
                             8.000% due 6/1/99                                          2,087,500
  4,000,000      AAA         Gila County, AZ IDA PCR, (Escrowed with
                             U.S. Government Securities to 2/15/01 Call @ 101),
                             11.250% due 4/1/01                                         4,470,000
                             Illinois Health Facilities Authority Revenue:
  1,000,000      AAA         Lutheran Social Services, LOC Industrial Bank of
                             Japan, (Escrowed with U.S. Government
                             Securities to 8/1/00 Call @ 102),
                             7.650% mandatory tender 8/1/02                             1,148,750
    750,000      AAA         Servantcor Hospital, Series B, (Escrowed with
                             U.S. Government Securities to 8/15/99
                             Call @ 102), 7.500% due 8/15/01                              842,813
  1,000,000      AAA         Las Vegas Valley, NV Water District, MBIA-Insured,
                             (Escrowed with U.S. Government Securities to
                             11/1/97 Call @ 102), 7.625% due 5/1/01                     1,086,250
    555,000      AAA         New York Medical Care Facilities Finance Agency
                             Revenue, Hospital & Nursing Home Mortgage,
                             FHA-Insured, (Escrowed with U.S. Government
                             Securities to 2/15/97 Call @ 102),
                             7.750% due 2/15/02                                           604,950
    335,000      AAA         Ohio State Building Authority, Toledo Government
                             Office Building, Series A, (Escrowed with
                             U.S. Government Securities to 4/1/03 Call @ 100),
                             10.125% due 10/1/06                                          424,613

                      See Notes to Financial Statements.

SMITH BARNEY MUNI FUNDS
LIMITED TERM PORTFOLIO

Schedule of Investments (unaudited)(continued)                September 30, 1995

FACE
AMOUNT           RATING                    SECURITY                                       VALUE
------           ------                    --------                                       -----
Pre-Refunded(b) -- 6.5% (continued)
$3,000,000       AAA         Texas National Research Lab. Finance Corp., Lease
                             Revenue, (Superconducting Supercollider Project),
                             (Escrowed with U.S. Government Securities to
                             12/1/01 Call @ 102), 6.550% due 12/1/02                   $3,356,250
                                                                                       ----------
                                                                                       16,685,501
                                                                                       ----------
Public
Facilities
-- 3.6%

 1,710,000       AAA         Iowa State COP, Series A, AMBAC-Insured,
                             5.750% due 7/1/98                                          1,771,988
 4,000,000       Aa*         Mt. Stearling, KY Lease Revenue, Kentucky League
                             of Cities, Series A, Transamerica Life Guaranteed,
                             5.625% due 3/1/03                                          4,080,000
   155,000       AAA         Pittsburgh, PA Stadium Authority Guaranty Revenue,
                             FGIC-Insured, 7.000% due 10/15/95                            155,194
 1,060,000       AAA         South Dakota State Lease Revenue Certificates,
                             Series A, CGIC-Insured, 8.200% due 9/1/02                  1,257,425
 1,315,000       AAA         Texas State Refunding, Texas Parks & Wildlife,
                             AMBAC-Insured, zero coupon due 10/1/02                       936,937
 1,000,000       AA          Tuscon, AZ COP, Asset Guaranty, 6.000% due 7/1/04          1,057,500
                                                                                       ----------
                                                                                        9,259,044
                                                                                       ----------
Solid Waste
 -- 3.3%

                             Detroit, MI Economic Development Corp., Facilities
                             Recovery Revenue, FSA-Insured:
 3,000,000       AAA         Series A, 7.00% due 5/1/01                                 3,352,500
 1,000,000       AAA         Series 91A, 6.60% due 5/1/02(a)                            1,097,500
 1,500,000       AA-         Illinois Development Financing
                             Authority, Solid Waste
                             Disposal Revenue Bonds, Waste Management Inc.
                             Project, Series 1990, 7.125% due 1/1/01                    1,648,125
 2,000,000       Baa*        Onondaga County, NY Resource Recovery Agency
                             Project Revenue Bonds, Series 1992,
                             6.625% due 5/1/00(a)                                       2,057,500
   250,000       AA          Regional Waste Systems Inc., Maine Solid Waste
                             Resource Recovery System, 7.550% due 7/1/98(a)(c)            269,063
                                                                                       ----------
                                                                                        8,424,688
                                                                                       ----------
Transportation
 -- 5.5%
 1,000,000       AAA         Clark County, NV Airport Improvement Revenue,
                             BIG-Insured, 7.900% due 7/1/00(a)                          1,095,000
                             Denver, CO City & County Airport Revenue:
 1,590,000       Baa*        Series 1992B, 7.000% due 11/15/01(a)                       1,711,238

                      See Notes to Financial Statements.

SMITH BARNEY MUNI FUNDS
LIMITED TERM PORTFOLIO

Schedule of Investments (unaudited)(continued)                September 30, 1995

FACE
AMOUNT       RATING                    SECURITY                                       VALUE
------       ------                    --------                                       -----
Transportation -- 5.5% (continued)
$1,000,000   Baa*        Series 1992B, 7.000% due 11/15/02(a)                      $1,077,500
 1,000,000   Baa*        Series 1994A, 7.200% due 11/15/02(a)                       1,088,750
 2,445,000   AAA         Hawaii Airport System Revenue, MBIA-Insured,
                         Second Series of 91, 6.100% due 7/1/99(a)                  2,585,588
 1,250,000   A           Indiana Transportation Finance Authority, Airport
                         Facilities Lease Revenue, Series A, United Air,
                         6.125% due 11/1/02                                         1,329,687
   210,000   AAA         Kenton County, KY Airport Board Revenue,
                         Greater Cincinnati International Airport, MBIA-Insured,
                         7.200% due 3/1/96(a)(c)                                      212,625
                         Massachusetts Port Authority Revenue:
   500,000   Aa*         Series 1990A, 7.000% due 7/1/96(a)                           510,625
 1,000,000   AAA         Series A, FGIC-Insured, 7.200% due 7/1/03(a)               1,110,000
 3,000,000   AA-         Ocean Highway and Port Authority, Nassau County, FL
                         Adjustable Demand Revenue Bonds, Series 1990,
                         LOC ABN Ambro Bank NV, 6.250% due 12/1/02(a)               3,243,750
                                                                                  -----------
                                                                                   13,964,763
                                                                                  -----------
Utilities
 -- 2.5%
 1,500,000   A+          Chelan County, WA Public Utility District Number 001,
                         Chelan Hydro Consolidated System Revenue Bonds,
                         7.000% due 7/1/25(a)                                       1,655,625
   600,000   A-          Georgia Muni Gas Authority Revenue, (Southern
                         Storage Gas Project), 6.300% due 7/1/09                      616,500
 3,000,000   AAA         Mohave, AZ IDA, IDR Bonds,
                         (Citizens Utilities Co. Project 1988B),
                         6.875% due 9/1/03(a)                                       3,165,000
   770,000   Baa1*       Philadelphia, PA Gas Works Revenue Bonds,
                         13th Series, 7.400% due 6/15/00                              851,812
                                                                                  -----------
                                                                                    6,288,937
                                                                                  -----------
Water and
Sewer
 -- 3.6%

 4,085,000   A           Austin, TX Water, Sewer and Electric,
                         14.000% due 11/15/01                                       5,560,706
 1,000,000   AAA         Centennial Water and Sanitation District Douglas
                         County, CO GO, Water & Sewer Refunding Bonds,
                         LOC Swiss Bank Corp., 6.625% due 6/15/98                   1,026,250
 1,500,000   NR          New Jersey EDA Water Facilities Revenue, Series 1991,
                         (New Jersey American Water Co. Inc. Project),
                         Private Placement, 7.400% due 5/1/01(a)                    1,620,000

                      See Notes to Financial Statements.

SMITH BARNEY MUNI FUNDS
LIMITED TERM PORTFOLIO

Schedule of Investments (unaudited)(continued)                September 30, 1995

FACE
AMOUNT       RATING                    SECURITY                                     VALUE
------       ------                    --------                                     -----
Water and Sewer -- 3.6% (continued)
$   985,000  A           Texas Water Resource Finance Authority Revenue,
                         Series 89, 7.400% due 8/15/00                             $1,077,344
                                                                                   ----------
                                                                                    9,284,300
                                                                                   ----------
                         TOTAL INVESTMENT -- 100%
                         (Cost -- $246,309,935)(e)                               $255,525,631
                                                                                 ============

(a) Income from these issues is considered a preference item for purposes of calculating the alternative minimum tax.
(b) Pre-Refunded bonds escrowed by U.S. Government Securities and bonds escrowed to maturity by U.S. Government Securities are considered by manager to be triple-A rated even if issuer has not applied for new ratings.
(c)  Security segregated by Custodian.
(d) Residual interest bonbds - coupon varies inversely with level of short-term tax-exempt interest rates.
(e)  Aggregate cost for Federal income tax purposes is substantially the same.
+    Duff & Phelps Credit Rating Co.
++   Fitch Investors Services, Inc.

See pages 20 and 21 for definition of ratings and certain security descriptions.

                      See Notes to Financial Statements.

SMITH BARNEY MUNI FUNDS
LIMITED TERM PORTFOLIO

Bond Ratings

All ratings are by Standard & Poor's Corporation, except those identified by an asterisk (*) are rated by Moody's Investors Services. The definitions of the applicable rating symbols are set forth below:

Standard & Poor's -- Ratings from "AA" to "BB" may be modified by the addition of a plus (+) or minus (-) sign to show relative standings within the major rating categories.

AAA -- Bonds rated "AAA" have the highest rating assigned by Standard & Poor's.
       Capacity to pay interest and repay principal is extremely strong.

AA -- Bonds rated "AA" have a very strong capacity to pay interest and repay principal and differ from the highest rated issue only in a small degree.

A   -- Bonds rated "A" have a strong capacity to pay interest and repay principal although they are somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than bonds in higher rated categories.

BBB -- Bonds rated "BBB" are regarded as having an adequate capacity to pay interest and repay principal. Whereas they normally exhibit adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay interest and repay principal for bonds in this category than in higher rated categories.

BB -- Bonds rated "BB" have less near-term vulnerability to default than other speculative issues. However, they face major ongoing uncertainties or exposure to adverse business, financial, or economic conditions which could lead to inadequate capacity to meet timely interest and principal payments.

Moody's  -- Numerical modifiers 1, 2 and 3 may be applied to each generic rating from "Aa" to "Baa", where 1 is the highest and 3 the lowest ranking within its generic category.

Aaa -- Bonds that are rated "Aaa" are judged to be of the best quality. They carry the smallest degree of investment risk and are generally referred to as "gilt edge". Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues.

Aa -- Bonds that are rated "Aa" are judged to be of high quality by all standards. Together with the Aaa group they comprise what are generally known as high grade bonds. They are rated lower than the best bonds because margins of protection may not be as large in Aaa securities or fluctuation of protective elements may be of greater amplitude or there may be other elements present which make the long-term risks appear somewhat larger than in Aaa securities.

A   -- Bonds that are rated "A" possess many favorable investment attributes and are to be considered as upper medium grade obligations. Factors giving security to principal and interest are considered adequate but elements may be present which suggest a susceptibility to impairment some time in the future.

Baa -- Bonds that are rated "Baa" are considered as medium grade obligations, i.e., they are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.

SMITH BARNEY MUNI FUNDS
LIMITED TERM PORTFOLIO

Bond Ratings (continued)

Ba -- Bonds which are rated "Ba" are judged to have speculative elements; their future cannot be considered as well-assured. Often the protection of interest and principal payments may be very moderate, and therefore not well safeguarded during both good and bad times over the future. Uncertainty of position characterizes bonds in this class.

NR -- Indicates that the bond is not rated by Standard & Poor's Corporation or Moody's Investors Services.

Short-Term Securities Rating

SP-1-- Standard & Poor's highest rate rating indicating very strong or strong capacity to pay principal and interest; those issues determined to possess overwhelming safety characteristics are denoted with a plus (+) sign.

A-1 -- Standard & Poor's highest commercial paper and variable rate demand obligation (VRDO) rating indicating that the degree of safety regarding timely payment is either overwhelming or very strong; those issues determined to possess overwhelming safety characteristics are denoted with a plus (+) sign.

P-1 -- Moody's highest rating for commercial paper and for VRDO prior to the advent of the VMIG 1 rating.

VMIG 1 -- Moody's highest rating for issues having a demand feature -- VRDO.

MIG 1  -- Moody's highest rating for short-term municipal obligations.

Security Descriptions

ABAG     -- Association of Bay Area Governments
AIG      -- American International Guaranty
AMBAC    -- American Municipal Bond Assurance
            Corporation
BIG      -- Bond Investors Guaranty
CGIC     -- Capital Guaranty Insurance Company
CONNIE
   LEE   -- College Construction Loan Insurance
            Association
COP      -- Certificate of Participation
EDA      -- Economic Development Authority
FLAIRS   -- Floating Adjustable Interest Rate Securities
FGIC     -- Financial Guaranty Insurance Company
FHA      -- Federal Housing Administration
FHLMC    -- Federal Home Loan Mortgage Corporation
FNMA     -- Federal National Mortgage Association
FSA      -- Federal Savings Association
GIC      -- Guaranteed Investment Contract
GNMA     -- Government National Mortgage Association
GO       -- General Obligation
HFA      -- Housing Finance Authority
IDA      -- Industrial Development Authority
IDB      -- Industrial Development Board
IDR      -- Industrial Development Revenue
INFLOS   -- Inverse Floaters
LOC      -- Letter of Credit
MBIA     -- Municipal Bond Investors Assurance Corporation
MVRICS   -- Municipal Variable Rate Inverse Coupon Security
PCFA     -- Pollution Control Financing Authority
PCR      -- Pollution Control Revenue
RIBS     -- Residual Interest Bonds
RITES    -- Residual Interest Tax-Exempt Securities
VA       -- Veterans Administration
VRDD     -- Variable Rate Demand Note
VRWE     -- Variable Rate Wednesday Demand

SMITH BARNEY MUNI FUNDS
LIMITED TERM PORTFOLIO

Statement of Assets and Liabilities (unaudited)              September 30, 1995
ASSETS:
  Investments, at value (Cost -- $246,309,935)                     $255,525,631
  Receivable for securities sold                                         60,000
  Receivable for Fund shares sold                                       829,843
  Interest receivable                                                 5,042,271
  Other assets                                                            6,301
                                                                   ------------
  Total Assets                                                      261,464,046
                                                                   ------------

LIABILITIES:
  Dividends payable                                                   1,167,136
  Payable for securities purchased                                      894,520
  Management fees payable                                               197,003
  Distribution fees payable                                              19,391
  Accrued expenses                                                       35,991
  Other liabilities                                                     102,800
                                                                   ------------
  Total Liabilities                                                   2,416,841
                                                                   ------------
Total Net Assets                                                   $259,047,205
                                                                   ============
NET ASSETS:
  Par value of shares of beneficial interest                       $     39,005
  Capital paid in excess of par value                               255,187,197
  Undistributed net investment income                                   155,883
  Accumulated net realized loss on security transactions             (5,550,576)
  Net unrealized appreciation of investments                          9,215,696
                                                                   ------------
Total Net Assets                                                   $259,047,205
                                                                   ============
Shares Outstanding:
  Class A                                                            35,110,563

  Class C                                                             3,862,946

  Class Y                                                                31,255

Net Asset Value:
  Class A (and redemption price)                                          $6.64

  Class C *                                                               $6.64

  Class Y (and redemption price)                                          $6.65

Class A Maximum Public Offering Price Per Share
  (net asset value plus 2.04% of net asset value per share)               $6.78
                                                                          =====

* Redemption price is NAV of Class C share reduced by a 1.00% CDSC if shares are redeemed within the first year of purchase.

                      See Notes to Financial Statements.

SMITH BARNEY MUNI FUNDS
LIMITED TERM PORTFOLIO

Statement of Operations (unaudited)

For the Six Months Ended September 30, 1995
INVESTMENT INCOME:
Interest                                                 $ 8,302,052
                                                         -----------
EXPENSES:
Management fees (Note 3)                                     600,229
Distribution fees (Note 3)                                   226,117
Registration fees                                             62,769
Shareholder and system servicing fees                         33,748
Shareholder communications                                    20,130
Pricing service fees                                          17,550
Custody                                                       15,189
Audit and legal                                                6,954
Trustees' fees                                                 5,014
Other                                                          4,575
                                                         -----------
Total Expenses                                               992,275
                                                         -----------
Net Investment Income                                      7,309,777
                                                         -----------
REALIZED AND UNREALIZED GAIN (LOSS)
ON INVESTMENTS (NOTE 4):
Realized Gain (Loss) From Security Transactions
(excluding short-term securities):
Proceeds from sales                                       38,501,949
Cost of securities sold                                   38,921,458
                                                         -----------
Net Realized Loss                                           (419,509)
                                                         -----------
Change in Net Unrealized Appreciation of Investments:
Beginning of period                                        4,703,905
End of period                                              9,215,696
                                                         -----------
Increase in Net Unrealized Appreciation                    4,511,791
                                                         -----------
Net Gain on Investments                                    4,092,282
                                                         -----------
Increase in Net Assets From Operations                   $11,402,059
                                                         ===========

                      See Notes to Financial Statements.

SMITH BARNEY MUNI FUNDS
LIMITED TERM PORTFOLIO

Statements of Changes in Net Assets

For the Six Months Ended September 30, 1995 (unaudited) and the Year Ended March 31, 1995

                                                      September 30      March 31
                                                      ------------      --------
OPERATIONS:
Net investment income                                $  7,309,777   $  16,768,280
Net realized loss                                        (419,509)     (3,741,476)
Increase in net unrealized appreciation                 4,511,791       2,606,136
                                                     ------------    ------------
Increase in Net Assets From Operations                 11,402,059      15,632,940
                                                     ------------    ------------
DISTRIBUTIONS TO SHAREHOLDERS
FROM (NOTE 2):
Net investment income                                  (7,191,756)    (17,091,230)
                                                     ------------    ------------
Decrease in Net Assets From
Distributions to Shareholders                          (7,191,756)    (17,091,230)
                                                     ------------    ------------
FUND SHARE TRANSACTIONS (NOTE 6):
Net proceeds from sale of shares                       11,748,014      48,752,624
Net asset value of shares issued
for reinvestment of dividends                           3,240,312       9,178,863
Cost of shares reacquired                             (31,592,083)   (113,025,019)
                                                     ------------    ------------
Decrease in Net Assets From
Fund Share Transactions                               (16,603,757)    (55,093,532)
                                                     ------------    ------------
Decrease in Net Assets                                (12,393,454)    (56,551,822)

NET ASSETS:
Beginning of period                                   271,440,659     327,992,481
                                                     ------------    ------------
End of period*                                       $259,047,205    $271,440,659
                                                     ============    ============
* Includes undistributed net investment income of:       $155,883         $37,862

                      See Notes to Financial Statements.

SMITH BARNEY MUNI FUNDS
LIMITED TERM PORTFOLIO

Notes to Financial Statements (unaudited)

  1. Significant Accounting Policies

  The Limited Term Portfolio ("Portfolio") is a separate investment portfolio of the Smith Barney Muni Funds ("Fund"). The Fund, a Massachusetts business trust, is registered under the Investment Company Act of 1940, as amended, as a non-diversified, open-end management investment company and consists of this Portfolio and eleven other separate investment portfolios: California, Florida, Georgia, New Jersey, New York, Ohio, Pennsylvania, National, Florida Limited Term, California Money Market and New York Money Market portfolios. The financial statements and financial highlights for the other portfolios are presented in separate semi-annual reports.

  The significant accounting policies consistently followed by the Fund are: (a) security transactions are accounted for on the trade date; (b) securities are valued at the mean between the quoted bid and asked prices provided by an independent pricing service that are based on transactions in municipal obligations, quotations from municipal bond dealers, market transactions in comparable securities and various relationships between securities; (c) short-term securities maturing within 60 days are valued at cost plus (minus) accreted discount (amortized premium), which approximates value; (d) gains or losses on the sale of securities are calculated by using the specific identification method; (e) interest income, adjusted for amortization of premiums and accretion of original issue discount, is recorded on the accrual basis; market discount is recognized upon the disposition of the security; (f) direct expenses are charged to the Portfolio and each class; management fees and general fund expenses are allocated on the basis of relative net assets; and (g) the Portfolio intends to comply with the applicable provisions of the Internal Revenue Code of 1986, as amended, pertaining to regulated investment companies and to make distributions of taxable income sufficient to relieve it from substantially all Federal income and excise taxes.

  2. Exempt-Interest Dividends and Other Distributions

  The Portfolio intends to satisfy conditions that will enable interest from municipal securities, which is exempt from Federal income tax and from designated state income taxes, to retain such tax-exempt status when distributed to the shareholders of the Portfolio.

SMITH BARNEY MUNI FUNDS
LIMITED TERM PORTFOLIO

Notes to Financial Statements (unaudited) (continued)

  Capital gain distributions, if any, are taxable to shareholders, and are declared and paid at least annually.

  3.  Management Agreement and Transactions with
      Affiliated Persons

  Smith Barney Mutual Funds Management Inc. ("SBMFM"), a subsidiary of Smith Barney Holdings Inc. ("SBH"), acts as investment manager to the Fund. The Portfolio pays SBMFM a management fee calculated at the annual rate of 0.45% of its average daily net assets. This fee is calculated daily and paid monthly.

  Smith Barney Inc. ("SB"), another subsidiary of SBH, acts as distributor of Fund shares. For the six months ended September 30, 1995, SB received sales charges of approximately $145,000 on purchases of the Portfolio's Class A shares.

  There is a contingent deferred sales charge ("CDSC") of 1.00% on Class C shares of the Portfolio if redemption occurs less than one year from initial purchase. For the six months ended September 30, 1995, CDSCs of approximately $2,000 were paid to SB.

  Pursuant to a Distribution Plan, the Portfolio pays a service fee with respect to Class A and C shares calculated at the annual rate of 0.15% of the average daily net assets of each class. In addition, the Portfolio pays a distribution fee with respect to Class C shares calculated at the annual rate of 0.20% of the average daily net assets.

  All officers and two Trustees of the Fund are employees of SB.

  4. Investments

  During the six months ended September 30, 1995, the aggregate cost of purchases and proceeds from sales (including maturities, but excluding short-term securities) of investments were as follows:

Purchases                                        $27,979,221
                                                 -----------
Sales                                             38,501,949
                                                 ===========

SMITH BARNEY MUNI FUNDS
LIMITED TERM PORTFOLIO

Notes to Financial Statements (unaudited) (continued)

At September 30, 1995, the gross unrealized appreciation and depreciation of investments for Federal income tax purposes were as follows:

Gross unrealized appreciation                     $9,700,571
Gross unrealized depreciation                       (484,875)
                                                  ----------
Net unrealized appreciation                       $9,215,696
                                                  ==========

  5.  Capital Loss Carryforward

  At March 31, 1995, the Portfolio had for Federal tax purposes approximately $5,131,067 of unused loss carryforwards available to offset future capital gains. To the extent that these carryforward losses are used to offset capital gains, it is possible that the gains so offset will not be distributed. The amount and expiration of the carryovers are indicated below. Expiration occurs on March 31, of the year indicated:

                          2001         2002          2003
                        --------     --------     ----------
Carryforward Amount     $450,254     $195,915     $4,484,898
                        ========     ========     ==========

  6.  Shares of Beneficial Interest

  At September 30, 1995, there were an unlimited amount of shares of beneficial interest of $0.001 par value authorized. The Portfolio has the ability to issue multiple classes of shares. Each share of a class represents an identical interest in the Portfolio and has the same rights, except that each class bears certain expenses specifically related to the distribution of its shares. Effective November 7, 1994, the Fund adopted a new class structure, renaming Class B shares as Class C shares and exchanging the former Class C shares into Class A shares. At September 30, 1995, total paid-in capital amounted to the following for each class:

                              Class A          Class C        Class Y
                           ------------      -----------      --------
Total Paid-In Capital      $228,860,310      $26,161,145      $204,747
                           ============      ===========      ========

SMITH BARNEY MUNI FUNDS
LIMITED TERM PORTFOLIO

Notes to Financial Statements (unaudited) (continued)

  Transactions in shares of each class were as follows:

                                         Six Months Ended                Year Ended
                                        September 30, 1995*            March 31, 1995
                                     -------------------------   ---------------------------
                                       Shares        Amount         Shares        Amount
                                     ----------   ------------   -----------   -------------
Class A+
Shares sold                           1,477,193   $  9,775,121     6,753,825   $  43,787,327
Shares issued on reinvestment           433,069      2,851,061     1,257,227       8,139,136
Shares redeemed                      (4,243,081)   (28,049,156)  (16,560,560)   (106,844,106)
                                     ----------   ------------   -----------   -------------
Net Decrease                         (2,332,819)  $(15,422,974)   (8,549,508)  $ (54,917,643)
                                     ==========   ============   ===========   =============
Class C++
Shares sold                             268,347   $  1,772,893       763,796   $   4,965,297
Shares issued on reinvestment            58,428        384,504       160,710       1,039,727
Shares redeemed                        (536,634)    (3,542,927)     (958,968)     (6,180,913)
                                     ----------   ------------   -----------   -------------
Net Decrease                           (209,859)  $ (1,385,530)      (34,462)  $    (175,889)
                                     ==========   ============   ===========   =============
Class Y
Shares sold                              30,534   $    200,000            --              --
Shares issued on reinvestment               721          4,747            --              --
Shares redeemed                              --             --            --              --
                                     ----------   ------------   -----------   -------------
Net Increase                             31,255   $    204,747            --              --
                                     ==========   ============   ===========   =============

 * For Class Y shares, transactions are for the period from April 4, 1995 (inception date) to September 30, 1995.+

 + On October 10, 1994, the former Class C shares were exchanged into Class A shares; therefore the Class C share activity for the period from April 1, 1994 to October 9, 1994 is included with the Class A share activity.++

++  On November 7, 1994, the former Class B shares were renamed Class C shares.

SMITH BARNEY MUNI FUNDS
LIMITED TERM PORTFOLIO

Financial Highlights

For a share of each class of beneficial interest outstanding throughout each period:

Class A Shares(a)                     1995(b)      1995       1994       1993       1992       1991
                                    --------     --------   --------   --------   --------   -------
Net Asset Value,
  Beginning of Period               $ 6.54         $ 6.55     $ 6.68     $ 6.45     $ 6.38    $ 6.28

Income From Operations:
  Net investment income               0.18           0.36       0.37       0.39       0.42      0.43
  Net realized and unrealized
    gain (loss)                       0.10             --      (0.13)      0.23       0.07      0.07

Total Income From Operations          0.28           0.36       0.24       0.62       0.49      0.50

Less Distributions From:
  Net investment income              (0.18)         (0.37)     (0.37)     (0.39)     (0.42)    (0.40)

Total Distributions                  (0.18)         (0.37)     (0.37)     (0.39)     (0.42)    (0.40)

Net Asset Value, End of Period      $ 6.64         $ 6.54     $ 6.55     $ 6.68     $ 6.45    $ 6.38

Total Return                         4.33%++         5.69%      3.65%      9.82%      7.99%     8.23%

Net Assets, End of Period (000s)    $233,194     $244,818   $281,771   $242,491   $157,426   $64,660

Ratios to Average Net Assets:

Expenses                               0.73%+        0.61%      0.53%      0.55%      0.49%     0.33%
  Net investment income                5.51+         5.61       5.53       5.90       6.42      6.77
  Portfolio Turnover Rate             12.65%        21.80%     24.72%     24.53%     26.27%    14.92%

(a) On October 10, 1994, the former Class C shares were exchanged into Class A shares.
(b)  For the six months ended September 30, 1995 (unaudited).
 ++ Total return is not annualized, as it may not be representative of the total return for the year.
  +  Annualized.

Smith Barney Muni Funds
Limited Term Portfolio
Financial Highlights (continued)


For a share of each class of beneficial interest outstanding throughout each period:


Class C Shares(a)                           1995(b)      1995      1994      1993(c)
                                           --------     -------   -------   --------
Net Asset Value, Beginning of Period       $   6.54     $  6.54   $  6.68   $   6.62

Income From Operations:
  Net investment income                        0.17        0.35      0.35       0.10
  Net realized and unrealized gain (loss)      0.10          --     (0.14)      0.05

Total Income From Operations                   0.27        0.35      0.21       0.15

Less Distributions From:
  Net investment income                       (0.17)      (0.35)    (0.35)     (0.09)

Total Distributions                           (0.17)      (0.35)    (0.35)     (0.09)

Net Asset Value, End of Period             $   6.64     $  6.54   $  6.54   $   6.68

Total Return                                   4.24%++     5.51%     3.15%      2.28%++

Net Assets, End of Period (000s)           $ 25,646     $26,622   $26,869   $  5,738

Ratios to Average Net Assets:
  Expenses                                     0.94%+      0.89%     0.88%      0.88%+
  Net investment income                        5.29+       5.34      5.10       5.35+

Portfolio Turnover Rate                       12.65%      21.80%    24.72%     24.53%

(a)  On November 7, 1994, the former Class B shares were renamed Class C shares.
(b)  For the six months ended September 30, 1995 (unaudited).
(c)  For the period from January 5, 1993 (inception date) to March 31, 1993.
++ Total return is not annualized, as the result may not be representative of the total return for the year.
 +   Annualized.

SMITH BARNEY MUNI FUNDS
LIMITED TERM PORTFOLIO

Financial Highlights (continued)

For a share of each class of beneficial interest outstanding throughout each period:

Class Y Shares                              1995(a)
                                           --------
Net Asset Value, Beginning of Period        $ 6.56

Income From Operations:
  Net investment income                       0.18
  Net realized and unrealized gain            0.09

Total Income From Operations                  0.27

Less Distributions From:
  Net investment income                      (0.18)

Total Distributions                          (0.18)

Net Asset Value, End of Period              $ 6.65

Total Return                                  4.24%+

Net Assets, End of Period (000s)              $207

Ratios to Average Net Assets:
  Expenses                                    0.55%+
  Net investment income                       5.59+

Portfolio Turnover Rate                      12.65%


(a) For the period from April 4, 1995 (inception date) to September 30, 1995 (unaudited).
 ++ Total return is not annualized, as the result may not be representative of the total return for the year.
  +  Annualized.

SMITH BARNEY
MUNI FUNDS

TRUSTEES

Jessica M. Bibliowicz
Joseph H. Fleiss
Donald R. Foley
Paul Hardin
Francis P. Martin, M.D.
Heath B. McLendon, Chairman
Roderick C. Rasmussen
John P. Toolan
C. Richard Youngdahl


OFFICERS

Heath B. McLendon
Chief Executive Officer

Jessica M. Bibliowicz
President

Lewis E. Daidone
Senior Vice President
and Treasurer

Peter M. Coffey
Vice President

Thomas M. Reynolds
Controller

Christina T. Sydor
Secretary



                    SMITH BARNEY
                    ------------
A Member of TravelersGroup[ART]



INVESTMENT MANAGER

Smith Barney Mutual Funds
Management Inc.


DISTRIBUTOR

Smith Barney Inc.


CUSTODIAN

PNC Bank


SHAREHOLDER
SERVICING AGENT

The Shareholder Services Group, Inc.
P.O. Box 9134
Boston, MA 02205-9134



This report is submitted for the general information of the shareholders of Smith Barney Muni Funds-Limited Term Portfolio. It is not authorized for distribution to prospective investors unless accompanied by a current Prospectus for the Portfolio, which contains information concerning the Portfolio's investment policies and expenses as well as other pertinent information.


SMITH BARNEY MUNI FUNDS
388 Greenwich Street
New York, New York 10013

FD0804 11/95       82106

                                 ANNUAL REPORT
                                      OF
                 SMITH BARNEY LIMITED MATURITY MUNICIPALS FUND
                  FOR THE FISCAL YEAR ENDED NOVEMBER 30, 1994

                                      [Small box above fund
name showing an
                                       aerial shot of the
land and ocean
                                       surrounding it.]

                                       SMITH BARNEY

                                       LIMITED
1994
ANNUAL                                 MATURITY
REPORT
                                       MUNICIPALS

                                       FUND


 ..................................
                                       NOVEMBER 30, 1994







                                [LOGO] SMITH BARNEY MUTUAL
FUNDS
                                       INVESTING FOR YOUR
FUTURE.
                                       EVERYDAY.

DEAR SHAREHOLDER:

Limited Maturity Municipals Fund

We are pleased to provide the annual report and portfolio of investments for the fiscal year ended November 30, 1994 for Smith Barney Limited Maturity Municipals Fund. Since we last reported to you six months ago, prices for tax-exempt bonds continued to weaken as the Federal Reserve raised interest rates. As a result, the net asset value per Class A share of the Fund declined to $7.94 from $8.26; however, the Fund's tax-exempt distributions of $0.34 per Class A share offset this decline, and resulted in a slightly positive total return for this fiscal period of 0.23% for Class A shares. Further information about the performance of your investment during this and previous fiscal periods is available in this report.

ECONOMIC AND INTEREST RATE OVERVIEW

The Federal Reserve raised short-term interest rates six times in 1994 beginning in February, which is a remarkable number of increases in less than one year. The Federal Reserve's goal was to curb any creeping inflation before it actually appeared. However, the rise in short-term interest rates also resulted in a rise in longer-term interest rates and consequently a decline in the asset value of many longer-term investments. As a result, most fixed income investments performed poorly in 1994, especially in comparison to the strong performance they experienced in 1993.

1994 was also a politically intriguing year. First, higher Federal income tax rates that were retroactive to 1993 took effect. Second, Congress became embroiled in controversial legislation on health care which, had it been successful, could have led to higher taxes. Third, the NAFTA and GATT trade agreements were successfully passed. Fourth, and perhaps most significant, the Republicans achieved an overwhelming victory in both the House and Senate by promising lower taxes and spending, and much less government. The many Republican victories at the state level -- not only in the state legislatures but also the governorships -- are even more significant as these 30 states will have much power over the electoral process in 1996.

For many investors this was the first glance into a new and more challenging investment environment that tested their ability to maintain a long-term investment focus. However, we now anticipate that interest rates will soon stabilize as the results of the new Congress become more apparent and the effects of the Federal Reserve's interest rate policy become more positive. We expect that the recent GATT and NAFTA trade pacts will also demonstrate that the U.S. is still a world leader in both economic policy and financial markets.

PORTFOLIO SUMMARY

In response to the Federal Reserve's policy of higher short- term interest rates and generally declining prices in the tax-exempt market, our investment strategy has been to keep the Fund's average maturity at approximately 3 years, which enables the Fund to maximize its tax-exempt income yet minimize its exposure to rising interest rates. At the end of this reporting period, over half of the Fund's assets were invested in municipal bonds rated AAA/Aaa and AA/Aa by Standard & Poor's Corporation or Moody's Investor Services, Inc., respectively. We believe these high-quality investments provide the portfolio with greater protection against credit risk and are also more liquid. The majority of the Fund's holdings were in general obligation, hospital, education, and housing issues.

DIVIDEND POLICY

The Fund does not pay a level monthly dividend rate but instead distributes to shareholders the accrued monthly income earned by the portfolio. We will continue to strive to offer an attractive dividend distribution as we also face uncertain interest rates and continued volatility.

We appreciate your confidence during the difficult investment environment of 1994, and join you in looking forward to a more benign 1995. Should you have any questions about your investment in the Fund or how other Smith Barney mutual funds may be useful in helping you reach your financial goals, please speak with your Smith Barney Financial Consultant.

Sincerely,


/s/ Heath B. McLendon                  /s/ Lawrence T. McDermott

Heath B. McLendon                      Lawrence T. McDermott
Chairman of the Board                  Vice President and
and Investment Officer                 Investment Officer



                                       January 12, 1995

Smith Barney
LIMITED MATURITY MUNICIPALS FUND

--------------------------------------------------------------------------------
 PORTFOLIO HIGHLIGHTS (UNAUDITED)                            NOVEMBER 30, 1994
--------------------------------------------------------------------------------


Industry Breakdown

Pie chart depicting the allocation of the Income Trust Limited Maturity
Municipals Fund investment securities held at November 30, 1994 by industry classification. The pie is broken in pieces representing industries in the following percentages:


INDUSTRY                                 PERCENTAGE
General Obligation                          20.3%
Privately Placed Tax-Exempt Municipal
  Lease Agreement and Net Other Assets
  and Liabilities                            2.1%
Education                                   14.3%
Housing                                     12.0%
Transportation                               6.2%
Pollution Control                            5.5%
Other Munmicipal Bonds and Notes            14.2%
Hospital                                    15.6%
Industry Development                         2.6%
Utility                                      7.2%



SUMMARY OF MUNICIPAL BONDS BY COMBINED RATINGS

                                        Standard &          Percent
Moody's                                   Poor's           of Value
----------------------------------------------------------------------------
AAA                  OR                     AAA             34.9%
----------------------------------------------------------------------------
AA                                          AA              16.8
----------------------------------------------------------------------------
A                                            A              24.9
----------------------------------------------------------------------------
BAA                                         BBB             22.0
----------------------------------------------------------------------------
NR                                          NR              1.4
----------------------------------------------------------------------------

                                                           100.0%
                                                      ----------------------

AVERAGE MATURITY      3.0 years



Smith Barney
LIMITED MATURITY MUNICIPALS FUND

--------------------------------------------------------------------------------
 HISTORICAL PERFORMANCE - CLASS A SHARES (UNAUDITED)
--------------------------------------------------------------------------------

 Year Ended       Net Asset Value        Capital Gains      Dividends      Total
November 30     Beginning     Ending      Distributed         Paid          Return*
--------------------------------------------------------------------------------------
12/31/91-
11/30/92          $7.90       $8.07             --             $0.36         6.88%
--------------------------------------------------------------------------------------
1993               8.07        8.26          $0.00+             0.36         6.98%
--------------------------------------------------------------------------------------
1994               8.26        7.94           0.00+             0.34         0.23%
--------------------------------------------------------------------------------------
Total                                        $0.00+            $1.06
--------------------------------------------------------------------------------------
Cumulative Total Return -- (12/31/91 through 11/30/94)                       14.59%
--------------------------------------------------------------------------------------

 * Figures assume reinvestment of all dividends and capital gains distributions at net asset value and do not reflect deduction of a front-end sales charge (maximum 2.00%).
 + Amount represents less than $0.01 per share.

THE FUND'S POLICY IS TO DISTRIBUTE DIVIDENDS MONTHLY
AND CAPITAL GAINS, IF ANY, ANNUALLY.

-------------------------------------------------------------------------------------
 AVERAGE ANNUAL TOTAL RETURN** - CLASS A SHARES (UNAUDITED)
-------------------------------------------------------------------------------------

                                  Without Sales Charges           With Sales Charges***
                               With fees    Without fees        With fees   Without fees
                                waived       waived              waived      waived
-------------------------------------------------------------------------------------
Year Ended 11/30/94                0.23%        (0.09)%           (1.78)%       (1.92)%
-------------------------------------------------------------------------------------
Inception (12/31/91) through
  11/30/94                         4.78%         4.37%             4.06%         3.65%
-------------------------------------------------------------------------------------

**  All average annual total return figures shown reflect the reinvestment of dividends and capital gains distributions at net asset value. The investment adviser and administrator waived fees from December 31, 1991 to the present. A shareholder's actual return for the period during which waivers were in effect would be the higher of the two numbers shown.
*** Average annual total return figures shown assume the deduction of a maximum 2.00% sales charge.

    NOTE:  On November 7, 1994, existing shares of the Fund were designated Class A shares. Class A shares are sold subject to a
    2.00% front-end sales charge; however, purchases of Class A shares, which when combined with current holdings of Class A shares offered with a sales charge equal or exceed $500,000 in the aggregate, will be made at net asset value with no initial sales charge but will be subject to 1.00% contingent deferred sales charge if redeemed within 12 months of purchase. Class A shares of the Fund are subject to a service fee of 0.15% of the value of the average daily net assets attributable to that class.

                GROWTH OF $10,000 INVESTED IN CLASS A SHARES OF
                SMITH BARNEY LIMITED MATURITY MUNICIPALS FUND
                VS. LEHMAN BROTHERS  5-YEAR MUNICIPAL BOND INDEX
                AND LIPPER ANALYTICAL SERVICES, INC. PEER GROUP AVERAGE INDEX+
--------------------------------------------------------------------------------

                     December 31, 1991 - November 30, 1994


DESCRIPTION OF MOUNTAIN CHART IN SMITH BARNEY COVERS (CLASS A)

A line graph depicting the total growth (including reinvestment of dividends and capital gains) of a hypothetical investment of
$10,000 in Smith Barney Income Trust Limited Maturity Municipals Fund Class A shares on December 31, 1991 through November 30, 1994 as compared with the growth of a $10,000 investment in the Lehman Brothers 5 Year Municipal Bond Index and the Lipper Analytical
Services, Inc. Peer Group Average Index.  The plot points used to draw the line graph were as follows:

                                        GROWTH OF $10,000       GROWTH OF $10,000
                                        INVESTMENT IN THE       INVESTMENT IN THE
                   GROWTH OF $10,000     LEHMAN BROTHERS       LIPPER ANALYTICAL
                  INVESTED IN CLASS A   5 YEAR MUNICIPAL        SERVICES, INC. PEER
MONTH ENDED       SHARES OF THE FUND        BOND INDEX          GROUP AVERAGE INDEX
12/31/91                      $9,800               $10,000      $10,000
12/91                         $9,800                 -             -
3/92                          $9,889               $10,006      $10,066
6/92                         $10,139               $10,342      $10,301
9/92                         $10,350               $10,611      $10,489
12/92                        $10,547               $10,762      $10,636
3/93                         $10,790               $11,045      $10,852
6/93                         $11,004               $11,301      $11,022
9/93                         $11,214               $11,560      $11,190
12/93                        $11,310               $11,701      $11,306
3/94                         $11,107               $11,372      $11,139
6/94                         $11,196               $11,494      $11,222
9/94                         $11,303               $11,605      $11,314
11/94                        $11,230               $11,422      $11,234


 + Illustration of $10,000 invested in Class A shares at inception on December 31, 1991 through November 30, 1994, assuming deduction of a maximum 2.00% sales charge at the time of investment and reinvestment of dividends and capital gains at net asset value.


   LEHMAN BROTHERS 5-YEAR MUNICIPAL BOND INDEX is an unmanaged, broad-based index which includes about 3,400 tax-free issues totaling approximately $39 billion in market capitalization. The average maturity of the securities in the index is approximately 5.09 years.

   LIPPER ANALYTICAL SERVICES, INC. PEER GROUP AVERAGE INDEX is composed of an average of the Fund's peer group of mutual funds (47 as of November 30, 1994) investing in limited maturity municipal securities.

   This period was one in which municipal bond prices fluctuated and the results should not be considered as a representation of the dividend income or capital gain or loss which may be realized from an investment in the Fund today. No adjustment has been made for shareholder tax liability on dividends or capital gains.

   NOTE: All figures cited here represent past performance and do not guarantee future results.

Smith Barney
LIMITED MATURITY MUNICIPALS FUND

-------------------------------------------------------------------------------------------
 HISTORICAL PERFORMANCE - CLASS C SHARES (UNAUDITED)
-------------------------------------------------------------------------------------------

                           Net Asset Value        Capital Gains      Dividends      Total
                         Beginning     Ending     Distributed         Paid        Return*
-------------------------------------------------------------------------------------------
Inception (11/17/94)
through 11/30/94           $7.92       $7.94          --                $0.00+        0.31%
-------------------------------------------------------------------------------------------

 * Figures assume reinvestment of all dividends and capital gains distributions at net asset value and do not reflect deduction of any contingent deferred sales charge.

 + Amount represents less than $0.01 per share.

--------------------------------------------------------------------------------
 CUMULATIVE TOTAL RETURN** - CLASS C SHARES (UNAUDITED)
--------------------------------------------------------------------------------

                                                   With fees     Without fees
                                                    waived           waived
--------------------------------------------------------------------------------
Inception (11/17/94) through 11/30/94                0.31%           0.31%
--------------------------------------------------------------------------------

 ** All cumulative total return figures shown reflect the reinvestment of dividends and capital gains distributions at net asset value. The investment adviser and administrator waived fees from November 17, 1994 to the present. A shareholder's actual return for the period during which waivers were in effect would be the higher of the two numbers shown.

    NOTE: On November 7, 1994, the Fund began offering Class C and Class Y shares. Class C shares may be subject to a 1.00% contingent deferred sales charge if redeemed within 12 months of purchase and are subject to annual service and distribution fees of 0.15% and 0.20%, respectively, of the value of the average daily net assets attributable to that class. As of November 30, 1994, no Class Y shares had been sold.

Smith Barney
LIMITED MATURITY MUNICIPALS FUND

--------------------------------------------------------------------------------
 PORTFOLIO OF INVESTMENTS                                      NOVEMBER 30, 1994
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                       KEY TO INSURANCE ABBREVIATIONS
--------------------------------------------------------------------------------
                  AMBAC     -- American Municipal Bond  Assurance Corporation
                  CGIC      -- Capital Guaranty Insurance Corporation
                  FGIC      -- Federal Guaranty Insurance Corporation
                  FHA       -- Federal Housing Administration
                  FSA       -- Financial Security Assurance
                  MBIA      -- Municipal Bond Investors Assurance
--------------------------------------------------------------------------------


                                                                                RATINGS
                                                                              (UNAUDITED)     MARKET VALUE
FACE VALUE                                                                  MOODY'S    S&P     (NOTE 1)
-----------------------------------------------------------------------------------------------------
MUNICIPAL BONDS AND NOTES - 97.9%
                ALABAMA - 1.0%
                Alabama Housing Finance Authority, Single Mortgage,
$   245,000        5.250% due 4/1/98                                         Aaa         NR    $   238,875
    255,000        5.250% due 10/1/98                                        Aaa         NR        247,669
    260,000        5.400% due 4/1/99                                         Aaa         NR
    251,875
               ARIZONA - 1.1%
    810,000    Yuma & La Paz County, Arizona, Community College
                 District, (Arizona Western College), (AMBAC
                 Insured),
                 6.200% due 7/1/98                                           Aaa         AAA       830,250
               CALIFORNIA - 1.3%
  1,000,000    Central Valley, California, Financing Authority,
                 Cogeneration Project Revenue, (Carson Inc.),
                 5.000% due 7/1/98                                            NR         BBB-      963,750
               COLORADO - 2.0%
    610,000    Arapahoe County, Colorado, Certificates of
               Participation, (AMBAC Insured),
               5.400% due 12/1/96                                            Aaa         AAA       615,338
    390,000    Colorado Housing Finance Authority, Single Family
                 Project, Series A3
                 5.750% due 5/1/97                                             NR        AA        387,562
    500,000  Meridian, Colorado, Metropolitan District, General
             Obligation, Refunding Bonds,
                 7.000% due 12/1/97                                          A3           NR       522,500

                       SEE NOTES TO FINANCIAL STATEMENTS.

Smith Barney
LIMITED MATURITY MUNICIPALS FUND

--------------------------------------------------------------------------------
 PORTFOLIO OF INVESTMENTS (continued)                        NOVEMBER 30, 1994
--------------------------------------------------------------------------------

                                                                          RATINGS
                                                                        (UNAUDITED)    MARKET VALUE
FACE VALUE                                                           MOODY'S    S&P     (NOTE 1)
-------------------------------------------------------------------------------------------------------
MUNICIPAL BONDS AND NOTES (CONTINUED)
             CONNECTICUT - 0.8%
$   625,000  New Haven, Connecticut, General Obligation, Series B,
               5.700% due 12/1/97                                        Baa     BBB-   $   622,656
             DISTRICT OF COLUMBIA - 3.3%
    995,000  District of Columbia, Certificates of Participation,
                6.000% due 1/1/97                                         NR      BBB       987,538
    250,000  District of Columbia, General Obligation,
               Series A, 5.000% due 6/1/98                               Baa      A-        240,625
  1,295,000  District of Columbia, Metropolitan Area
               Transportation, (FGIC Insured),
               6.000% due 7/1/98                                         Aaa      AAA     1,320,900
             FLORIDA - 3.2%
    850,000  Broward County, Florida, Educational Facilities
               Authority Revenue,
                 5.150% due 4/1/99                                        NR      AAA       822,375
  1,125,000  Dade County, Florida, Health Facilities
               Authority Hospital Revenue, Series A,
               (Baptist Hospital, Miami),
               5.750% due 5/1/16                                          NR      A+      1,134,844
    500,000  Florida Housing Finance Agency, Adjustable
               Multifamily Mortgage, Series QQ, (FSA red),
               5.500% due 11/1/07                                         Aaa      AAA       495,625
             GEORGIA - 1.8%
  1,250,000  Municipal Electric Authority of Georgia,
               Special Obligation Refunding, Second Crossover
               Series, 8.125% due 1/1/17                                    A      A+      1,350,000
             GUAM - 2.3%
  1,800,000  Government of Guam, General Obligation Bonds,
               Series A,
               5.750% due 8/15/99                                            NR      BBB     1,782,000
             IDAHO - 0.3%
    220,000  Idaho Housing Agency, Single Family Mortgage,
               Refunding Bonds,
               5.500% due 1/1/97                                             Aa      NR        218,350

                       SEE NOTES TO FINANCIAL STATEMENTS.

Smith Barney
LIMITED MATURITY MUNICIPALS FUND

--------------------------------------------------------------------------------
 PORTFOLIO OF INVESTMENTS (continued)                          NOVEMBER 30, 1994
--------------------------------------------------------------------------------

                                                                    RATINGS
                                                                  (UNAUDITED)    MARKET VALUE
FACE VALUE                                                      MOODY'S    S&P     (NOTE 1)
--------------------------------------------------------------------------------------------

MUNICIPAL BONDS AND NOTES (CONTINUED)
             ILLINOIS - 8.4%
$   250,000  Hoffman Estates, Illinois, Tax Increment
               Revenue, Junior Lien, (Hoffman Estates
               Development Project),
               6.500% due 5/15/01                               Baa1       BBB+   $   247,500
  1,000,000  Illinois Development Financing Authority,
               Adjustable Demand Revenue Bonds, (Catholic
               Charities Housing),
               Series A,
                 5.000% due 1/1/28                              Aa2         NR        985,000
    500,000  Illinois Educational Facilities Authority,
               Adjustable Demand Revenue Bonds, (Museum of
               Science and Industry),
               5.625% due 10/1/26                               Aa3         NR        496,875
             Illinois Health Facilities Authority, Revenue
               Bonds:
  1,040,000  (Children's Memorial Hospital),(MBIA Insured),
               6.000% due 8/15/98                               Aaa         AAA      1,055,600
  1,045,000  (Delnor Community Hospital),(FSA Insured),
               4.500% due 5/15/98                               Aaa         AAA      1,004,506
  1,650,000  Joliet, Illinois, Corporate Purpose, (MBIA
               Insured),
               5.400% due 1/1/98                                Aaa         AAA      1,643,812
  1,000,000  St. Clair County, Illinois, General Obligation,
             (FGIC Insured),
               4.600% due 10/1/98                               Aaa         AAA        968,750
             INDIANA - 2.1%
             Indiana Bond Bank, Special Project:
    415,000  Series F,
               5.800% due 8/1/97                                NR          A          421,744
    500,000  Guaranteed Revolving,
               4.900% due 2/1/99                                NR          A          483,125
    750,000  Warrick County, Indiana, Environmental
               Improvement, (Southern Indiana Gas & Electric
               Project), Series A,
               4.650% due 5/1/28                                 Aa2        AA         721,875
             IOWA - 3.2%
    500,000  Iowa State, Certificates of Participation,
             Series A, (AMBAC Insured),
               5.400% due 7/1/96                                 Aaa        AAA        504,375

                       SEE NOTES TO FINANCIAL STATEMENTS.

Smith Barney
LIMITED MATURITY MUNICIPALS FUND

--------------------------------------------------------------------------------
 PORTFOLIO OF INVESTMENTS (continued)                       NOVEMBER 30, 1994
--------------------------------------------------------------------------------

                                                                     RATINGS
                                                                   (UNAUDITED)         MARKET VALUE
FACE VALUE                                                           MOODY'S    S&P     (NOTE 1)
---------------------------------------------------------------------------------------------
MUNICIPAL BONDS AND NOTES (CONTINUED)
             IOWA (CONTINUED)
$   435,000  Iowa State, Housing Finance Authority, Single
             Family Mortgage, Series F, (AMBAC Insured),
               5.150% due 1/1/98                                    Aaa      AAA     $  432,281
    350,000  Iowa Student Loan Liquidity Corporation,
             Student Loan Revenue, Series A,
               6.000% due 3/1/98                                    Aa1       NR        350,875
  1,190,000  Sioux City, Iowa, Hospital Revenue Refunding,
             (Sisters of Mercy Health), Series D, (MBIA Insured),
               5.000% due 8/15/98                                   Aaa      AAA      1,163,225
             KENTUCKY - 1.3%
    990,000  University of Louisville, Kentucky, Series J,
               4.875% due 5/1/98                                    A1      AA-        975,150
             LOUISIANA - 1.7%
    305,000  Louisiana Public Facilities Revenue, Student
             Loan, Louisiana Opportunity Loan, Series A,
             (FSA Insured),
               5.700% due 1/1/97                                   Aaa      AAA        307,669
    500,000  Louisiana State, General Obligation Refunding
             Bond, Series A, (CGIC Insured),
               6.600% due 8/1/97                                    Aaa      AAA        520,000
    500,000  New Orleans, Louisiana, Exhibit Hall Authority,
             Hotel Occupancy Tax Revenue, (AMBAC Insured),
               5.250% due 1/15/97                                   Aaa      AAA        501,250
             MAINE - 0.3%
    250,000  Maine Health & Higher Educational Facilities,
             Special Obligation Revenue, Medium Term
             Facilities, (FSA Insured),
               5.500% due 7/1/97                                    Aaa      AAA        250,625
           MARYLAND - 0.4%
    320,000  Montgomery County, Maryland, Housing Authority,
             Multifamily Revenue, Series 85A, (Hunt Club),
               6.000% due 2/1/97++++                                 Aa      AA+        318,000

                       SEE NOTES TO FINANCIAL STATEMENTS.

Smith Barney
LIMITED MATURITY MUNICIPALS FUND

-------------------------------------------------------------------------------
 PORTFOLIO OF INVESTMENTS (continued)                      NOVEMBER 30, 1994
-------------------------------------------------------------------------------

                                                                          RATINGS
                                                                         (UNAUDITED)    MARKET VALUE
FACE VALUE                                                             MOODY'S    S&P     (NOTE 1)
--------------------------------------------------------------------------------------------------------
MUNICIPAL BONDS AND NOTES (CONTINUED)
             MASSACHUSETTS - 8.4%
$   750,000  Lowell, Massachusetts, General Obligation,
               5.500% due 8/15/97                                  Baa1       NR    $   751,875
             Massachusetts Municipal Electric Wholesale Company,
             Power Supply System Revenue:
             Series C:
    285,000    5.800% due 7/1/96                                     A      BBB+       287,850
    205,000    6.000% due 7/1/97                                     A      BBB+       208,075
             Series E:
    100,000    5.100% due 7/1/97                                     A      BBB+        99,125
    445,000  Massachusetts State Health and Educational
             Facilities Authority, Medical Center of
             Central Massachusetts,
             Series A,
             6.000% due 7/1/97                                       A        A        451,119
  1,000,000  Massachusetts State Housing Authority,
               5.350% due 1/1/99                                   Aaa      AAA        975,000
             Massachusetts Water Resources Authority,
    500,000  Series A,
               5.600% due 7/15/96                                    A        A        502,500
             New England Educational Loan Marketing
             Corporation, Student Loan:
  1,000,000  Series B,
               5.000 due 6/1/98                                      A1        A-       967,500
  1,000,000  Series C,
               4.750% due 7/1/98                                     A1        A-       962,500
    500,000  Plymouth County, Massachusetts, Certificates of
             Participation, Series A,
               5.700% due 10/1/96                                    NR      BBB-       498,750
    720,000  Springfield, Massachusetts, School Project,
             Series B,
               5.300% due 9/1/97                                     Baa       NR        719,100
             MICHIGAN - 1.3%
    750,000  Detroit, Michigan, District State Aid,
               5.625% due 5/1/97                                     Baa      BBB+       751,875
    250,000  Michigan Higher Education Student Loan,
             Education Revenue, Series XIV-A,
               5.400% due 10/1/96                                      A       NR        249,062

                       SEE NOTES TO FINANCIAL STATEMENTS.

Smith Barney
LIMITED MATURITY MUNICIPALS FUND

--------------------------------------------------------------------------------
 PORTFOLIO OF INVESTMENTS (continued)                       NOVEMBER 30, 1994
--------------------------------------------------------------------------------


                                                                          RATINGS
                                                                        (UNAUDITED)   MARKET VALUE
FACE VALUE                                                            MOODY'S   S&P    (NOTE 1)
-------------------------------------------------------------------------------------------------------
MUNICIPAL BONDS AND NOTES (CONTINUED)
             NEVADA - 2.8%
$ 1,000,000  Clark County, Nevada, Airport Systems Revenue,
             (MBIA Insured),
               7.500% due 7/1/97                                       Aaa     AAA    $1,057,500
  1,000,000  Clark County, Nevada, General Obligation, (FGIC
             Insured),
               7.500% due 7/1/04                                       Aaa     AAA     1,080,000
             NEW HAMPSHIRE - 0.4%
    275,000  New Hampshire Higher Education & Health
             Authority Revenue, (Elliot Hospital of Manchester),
             (AMBAC Insured),
               5.700% due 10/1/97                                      Aaa     AAA       277,750
             NEW JERSEY - 3.3%
    500,000  Atlantic County, New Jersey, Utilities
             Authority, Solid Waste Revenue,
               6.250% due  3/1/97                                      Baa      NR       501,875
    435,000  Camden County, New Jersey, Pollution Control
             Finance Authority, Solid Waste Resource
             Recovery Revenue, Series D,
               6.350% due 12/1/97                                      Baa1     BBB+      437,175
   1,075,00  Hudson County, New Jersey, Improvement
             Authority,
               5.750% due 1/1/98                                       NR     BBB-    1,044,094
    500,000  New Jersey Health Care Facilities Center,
             (Atlantic City Medical Center), Series C,
               5.600% due 7/1/96                                        A       A-      501,250
             NEW MEXICO - 0.5%
    410,000  New Mexico Mortgage Finance Authority, Single
             Family, Series A1,
               5.500% due 1/1/97                                        Aa      AA       406,412
             NEW YORK - 13.1%
  1,450,000  Babylon, New York, Industrial Development
               Authority, Babylon Community Waste Management,
               Series A,
               7.650% due 7/1/97                                        Baa1      NR     1,527,937
    600,000  Metropolitan Transit Authority, New York,
               Service Contract Transit Fees, Series 5,
               6.100% due 7/1/98                                        Baa1     BBB       605,250

                       SEE NOTES TO FINANCIAL STATEMENTS.

Smith Barney
LIMITED MATURITY MUNICIPALS FUND

--------------------------------------------------------------------------------
 PORTFOLIO OF INVESTMENTS (continued)                       NOVEMBER 30, 1994
--------------------------------------------------------------------------------


                                                                    RATINGS
                                                                  (UNAUDITED)    MARKET VALUE
FACE VALUE                                                      MOODY'S    S&P     (NOTE 1)
---------------------------------------------------------------------------------------------------
MUNICIPAL BONDS AND NOTES (CONTINUED)
             NEW YORK (CONTINUED)
             Metropolitan Transit Authority, New York,
             General Obligation:
$   500,000    6.600% due 1/1/99                                  Aaa       AAA   $   517,500
    750,000  Series C,
               5.400% due 8/1/97                                  Baa1        A-      753,750
  2,000,000  Series H,
               5.100% due 8/1/98                                  Baa1        A-    1,982,500
  1,000,000  Series I,
               6.000% due 8/1/96                                  Baa1        A-    1,011,250
    850,000  New York State, Certificates of Participation,
               5.150% due 2/1/98                                  Baa1      BBB       822,375
    640,000  New York State, Medical Care Facilities Agency,
             Mental Health Service Facilities Improvement,
             Series D,
               6.300% due 8/15/97                                 Baa1      BBB+      653,600
  1,250,000  New York State, Transportation Highway
             Authority, Service Contract, Highway and Bridge
             Revenue,
               5.200% due 4/1/97                                  Baa1      BBB     1,237,500
             North County, New York, Solid Waste Disposal,
             Series A:
    455,000    5.400% due 7/1/95                                  Baa       NR       454,431
    400,000    6.000% due 7/1/97                                  Baa1       NR       399,500
             NORTH CAROLINA - 0.8%
    615,000  Charlotte, North Carolina, Certificates of
             Participation, Municipal Facilities Purchase
             Project, Series A,
               4.900% due 1/1/98                                  NR       AA       603,469
             OHIO - 1.3%
  1,000,000  Ohio State, Public Facilities Commission,
             Series II-A, (FSA Insured),
               5.300% due 12/1/97                                 Aaa      AAA     1,003,750
             OKLAHOMA - 1.6%
             Cleveland County, Oklahoma, Home Loan
             Authority, Single Family Mortgage Revenue:
    175,000    6.000% due 8/1/96                                  A       NR       174,344
    150,000    6.100% due 2/1/97                                  A       NR       149,250
    190,000    6.100% due 8/1/97                                  A       NR       188,813

                       SEE NOTES TO FINANCIAL STATEMENTS.

Smith Barney
LIMITED MATURITY MUNICIPALS FUND

--------------------------------------------------------------------------------
 PORTFOLIO OF INVESTMENTS (continued)                       NOVEMBER 30, 1994
--------------------------------------------------------------------------------


                                                                  RATINGS
                                                                (UNAUDITED)    MARKET VALUE
FACE VALUE                                                    MOODY'S    S&P     (NOTE 1)
---------------------------------------------------------------------------------------------

MUNICIPAL BONDS AND NOTES (CONTINUED)
             OKLAHOMA (CONTINUED)
$   750,000  Grand River Dam Authority,
               4.700 % due 6/1/97                                 A       A-    $   742,500
             OREGON - 0.6%
    500,000  Clackamas County, Oregon, Hospital Facilities
             Authority Revenue, (Sisters of Providence),
             Series A,
               5.300% due 10/1/96                                 A1      AA-       500,000
             PENNSYLVANIA - 6.7%
    125,000  Falls Township, Pennsylvania Hospital Authority
             Revenue, (Delaware Valley Medical), (FHA
             Insured),
               6.000% due 8/1/01                                  NR      AAA       116,719
    500,000  Lehigh County, Pennsylvania, Industrial and
             Community Development Authority,
             (Strawbridge Project),
               7.200% due 12/15/01                                NR      BBB       500,000
    500,000  Pennsylvania State Higher Education,
             (Thomas Jefferson University), Series A,
               5.500% due 8/15/97                                 Aa      A+        503,125
  1,170,000  Pennsylvania State Industrial Development
             Authority Revenue, (AMBAC Insured),
               6.000% due 1/1/99                                  Aaa      AAA     1,184,625
             Philadelphia, Pennsylvania, Hospitals and
             Higher Education Facilities Authority:
             (Albert Einstein Medical Center):
    365,000    6.300% due 10/1/96                                 A      BBB+       365,912
    390,000    6.500% due 10/1/97                                 A      BBB+       388,538
  1,000,000  (Graduate Health Systems),
               6.500% due 7/1/97                                  Baa1    BBB+     1,001,250
    275,000  Philadelphia, Pennsylvania, Water & Sewer
             Revenue, 12th Series,
               7.300% due 7/1/96                                  NR      AAA       284,969
    750,000  Westmoreland County, Pennsylvania,
             Industrial Development Authority, (Valley
             Landfill Project),
               4.375% due 5/1/18++++                              Aa1      AA        737,813

                       SEE NOTES TO FINANCIAL STATEMENTS.

Smith Barney
LIMITED MATURITY MUNICIPALS FUND

--------------------------------------------------------------------------------
 PORTFOLIO OF INVESTMENTS (continued)                       NOVEMBER 30, 1994
--------------------------------------------------------------------------------


                                                                  RATINGS
                                                                (UNAUDITED)    MARKET VALUE
FACE VALUE                                                    MOODY'S    S&P     (NOTE 1)
---------------------------------------------------------------------------------------------
MUNICIPAL BONDS AND NOTES (CONTINUED)
             PUERTO RICO - 0.5%
$   420,000  Puerto Rico Medical Hospital, Series A,
             (St. Lukes Hospital),
               5.400% due 6/1/97                                  NR      A-    $   412,650
             RHODE ISLAND - 0.7%
    500,000  Rhode Island State, Student Loan Authority,
             Series A,
               5.700% due 12/1/96                                 A       NR        500,625
             SOUTH CAROLINA - 0.7%
    500,000  South Carolina State, Public Service Authority,
             Revenue, (Santee-Cooper Project), Series D,
               5.500% due 7/1/98                                  A1      A+        500,625
             TEXAS - 9.4%
    500,000  Arlington, Texas, Waterworks & Sewer Revenue,
             Refunding and Improvement, (FGIC Insured),
               5.400% due 6/1/97                                  Aaa      AAA       503,750
  2,000,000  Bell County, Texas, Health Facilities
             Development
             Corporation, Central Texas Pooled Health,
             Series A,
               4.750% due 10/1/23                                 NR      AA      1,907,500
  1,000,000  Brazos, Texas, Higher Education Authority,
             Series A-1,
               5.300% due 12/1/97                                 Aa      NR        987,500
    300,000  Dallas-Forth Worth, Texas, Regional Airport
             Revenue, Series A, (FGIC Insured),
               5.875% due 11/1/07                                 Aaa      AAA       296,250
  1,000,000  Harris, Texas, Port Houston Authority, (MBIA
             Insured),
               5.700% due 5/1/99                                  Aaa      AAA     1,001,250
  1,000,000  North Texas, Higher Education Authority,
             Student Loan Revenue, Series B,
               4.850% due 4/1/98                                  Aaa      NR        967,500
  1,000,000  Tarrant County, Texas, Housing Finance
             Corporation, Multifamily Housing, (Bedford
             Springs),
               4.500% due 9/1/06                                  NR      AA-     1,000,000
    500,000  Texas State, Veterans Housing Assistance,
             (FHA Insured),
               6.050% due 12/1/12                                 Aa      AA        488,125

                       SEE NOTES TO FINANCIAL STATEMENTS.

Smith Barney
LIMITED MATURITY MUNICIPALS FUND

--------------------------------------------------------------------------------
 PORTFOLIO OF INVESTMENTS (continued)                        NOVEMBER 30, 1994
--------------------------------------------------------------------------------


                                                                  RATINGS
                                                                (UNAUDITED)    MARKET VALUE
FACE VALUE                                                    MOODY'S    S&P     (NOTE 1)
---------------------------------------------------------------------------------------------
MUNICIPAL BONDS AND NOTES (CONTINUED)
             VIRGIN ISLANDS - 0.8%
$   635,000  Virgin Islands Public Financing Authority,
             Matching
             Revenue Funding, Series A,
               6.250% due 10/1/96                                 NR      NR    $   638,969
             VIRGINIA - 1.3%
    500,000  Fairfax County, Virginia, Redevelopment &
             Housing Authority, Multifamily Housing Revenue
             Refunding, Mortgage Loan, Kingsley, Series A,
             (FHA Insured),
               6.500% due 11/1/01                                 NR      AAA       495,000
    500,000  Virginia Educational Loan Authority, Guaranteed
             Revenue, Series C,
               4.850% due 3/1/98                                  Aaa      NR        485,625
             WASHINGTON - 2.7%
    485,000  Washington State Housing Finance, Single Family
             Mortgage Revenue, (GNMA and FNMA Securities
             Program), Series D,
               5.800% due 7/1/97                                  NR      AAA       480,150
  1,500,000  Washington State Public Power Supply, Series B,
             (Nuclear Project No. 3),
               7.000% due 7/1/97                                  Aa      AA      1,554,375
             WISCONSIN - 4.7%
             Wisconsin Housing Economic and Development
             Authority:
  1,045,000    4.500% due 11/1/98                                 A1       A        983,606
    250,000  Series A,
               5.400% due 11/1/97                                 A1       A        246,875
  2,360,000  Wisconsin, State, Health & Educational
             Facilities
             Authority, (Aurora Health Care),(MBIA Insured),
               5.500% due 8/15/98                                 Aaa      AAA     2,351,150
             WYOMING - 1.8%
  1,500,000  Platte County, Wyoming, Pollution Control
             Revenue,
               4.200% due 1/1/99                                  A2       A      1,396,875
--------------------------------------------------------------------------------------------
             TOTAL MUNICIPAL BONDS AND NOTES
              (Cost $76,320,398)                                                 74,724,426
--------------------------------------------------------------------------------------------

                       SEE NOTES TO FINANCIAL STATEMENTS.

Smith Barney
LIMITED MATURITY MUNICIPALS FUND

--------------------------------------------------------------------------------
 PORTFOLIO OF INVESTMENTS (continued)                       NOVEMBER 30, 1994
--------------------------------------------------------------------------------


RATINGS

(UNAUDITED)    MARKET VALUE
FACE VALUE
MOODY'S    S&P     (NOTE 1)
--------------------------------------------------------------------------------------------
PRIVATELY PLACED TAX-EXEMPT
MUNICIPAL LEASE AGREEMENT -- 0.5% (COST $421,286)
             TENNESSEE -- 0.5%
$   416,907  The Health and Educational Facilities Board of
             the Metropolitan Government of Nashville and
             Davidson County, Tennessee, on behalf of Cocke
             County, Baptist Hospital 7.250% due 9/1/96+++        NR      NR    $   413,780
---------------------------------------------------------------------------------------------
TOTAL INVESTMENTS (Cost $76,741,684*)                             98.4%            75,138,206
--------------------------------------------------------------------------------------------
OTHER ASSETS AND LIABILITIES (NET)                                 1.6              1,204,744
--------------------------------------------------------------------------------------------
NET ASSETS                                                       100.0%          $76,342,950
--------------------------------------------------------------------------------------------

*    Aggregate cost for Federal tax purposes.
+++ Backed by an irrevocable bank letter of credit in the amount of $416,907.
++++ "Put" bonds and notes with demand features with maturities greater than one year.

                       SEE NOTES TO FINANCIAL STATEMENTS.

Smith Barney
Limited Maturity Municipals Fund

---------------------------------------------------------------------------------------------
 STATEMENT OF ASSETS AND LIABILITIES                        NOVEMBER 30, 1994
---------------------------------------------------------------------------------------------

ASSETS:
    Investments, at value (Cost $76,741,684) (Note 1)
      See accompanying schedule                                   $75,138,206
    Interest receivable                                           1,368,066
    Receivable for investment securities sold                     1,218,145
    Receivable for Fund shares sold                                 170,047
    Unamortized organization costs (Note 7)                          25,088
---------------------------------------------------------------------------------------------
      TOTAL ASSETS                                                77,919,552
---------------------------------------------------------------------------------------------
LIABILITIES:
    Due to custodian                           $1,117,693
    Dividends payable                             187,253
    Payable for Fund shares redeemed              126,366
    Investment advisory fee payable (Note 2)       47,985
    Administration fee payable (Note 2)            27,420
    Service fee payable (Note 3)                    9,734
    Custodian fees payable (Note 2)                 6,000
    Transfer agent fees payable (Note 2)            3,500
    Accrued expenses and other payables            50,651
---------------------------------------------------------------------------------------------
      TOTAL LIABILITIES                                            1,576,602
---------------------------------------------------------------------------------------------
NET ASSETS                                                       $76,342,950
=============================================================================================

                       SEE NOTES TO FINANCIAL STATEMENTS.

Smith Barney
Limited Maturity Municipals Fund

-------------------------------------------------------------------------------------------
 STATEMENT OF ASSETS AND LIABILITIES (continued)            NOVEMBER 30, 1994
-------------------------------------------------------------------------------------------
NET ASSETS CONSIST OF:
    Undistributed net investment income                           $     8,275
    Accumulated net realized loss on investments sold                (661,793)
    Net unrealized depreciation of investments                     (1,603,478)
    Par value                                                           9,618
    Paid-in capital in excess of par value                         78,590,328
-------------------------------------------------------------------------------------------
    TOTAL NET ASSETS                                              $76,342,950
-------------------------------------------------------------------------------------------
NET ASSET VALUE:
CLASS A SHARES
  NET ASSET VALUE per share+
    ($76,236,934 / 9 ,605,017 shares of
    beneficial interest outstanding)                                     $7.94
-------------------------------------------------------------------------------------------
    MAXIMUM OFFERING PRICE per share ($7.94 / 0 .98)
    (based on sales charge of 2.00% of the offering price on
     November 30, 1994)                                                  $8.10
-------------------------------------------------------------------------------------------
CLASS C SHARES
    NET ASSET VALUE and offering price per share+
    ($106,016 / 13,354 shares of beneficial interest
    outstanding)                                                         $7.94
-------------------------------------------------------------------------------------------

+ Redemption price per share is equal to net asset value less any applicable contingent deferred sales charge.

                       SEE NOTES TO FINANCIAL STATEMENTS.

Smith Barney
Limited Maturity Municipals Fund

-------------------------------------------------------------------------------------------
 STATEMENT OF OPERATIONS                    FOR THE YEAR ENDED NOVEMBER 30, 1994
-------------------------------------------------------------------------------------------
INVESTMENT INCOME:
    Interest                                                      $4,631,334
EXPENSES:
    Investment advisory fee (Note 2)           $ 327,452
    Administration fee (Note 2)                  187,115
    Service fee (Note 3)                         140,336
    Transfer agent fees (Notes 2 and 4)           39,658
    Custodian fees (Note 2)                       33,711
    Legal and audit fees                          29,427
    Amortization of organization costs (Note 7)   12,042
    Trustees' fees and expenses (Note 2)           5,520
    Other                                        102,501
    Fees waived by investment adviser and
    administrator (Note 2)                      (129,091)
-------------------------------------------------------------------------------------------
    TOTAL EXPENSES                                                   748,671
-------------------------------------------------------------------------------------------
NET INVESTMENT INCOME                                              3,882,663
===========================================================================================
REALIZED AND UNREALIZED GAINS/(LOSS) ON INVESTMENTS
  (NOTES 1 AND 5):
    Net realized loss on investments during the year                 (616,478)
    Net unrealized depreciation of investments
    during the year                                                (3,140,215)
===========================================================================================
NET REALIZED AND UNREALIZED LOSS ON INVESTMENTS                    (3,756,693)
===========================================================================================
NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS               $  125,970
===========================================================================================

                       SEE NOTES TO FINANCIAL STATEMENTS.

Smith Barney
Limited Maturity Municipals Fund

--------------------------------------------------------------------------------------------
 STATEMENT OF CHANGES IN NET ASSETS
--------------------------------------------------------------------------------------------


                                                                     YEAR              YEAR
                                                                    ENDED             ENDED
                                                                  11/30/94          11/30/93
Net investment income                                             $ 3,882,663       $ 2,761,200
Net realized loss on investments sold during the year                (616,478)          (36,551)
Net unrealized appreciation/(depreciation) of investments
  during the year                                                    (3,140,215)        1,092,054
--------------------------------------------------------------------------------------------
Net increase in net assets resulting from operations                    125,970         3,816,703
Distributions to shareholders from net investment income:
    Class A                                                          (3,882,660)       (2,752,925)
    Class C                                                                  (3)               --
Distribution to shareholders from net realized gain on
  investments:
    Class A                                                               (8,764)          (20,318)
Net increase/(decrease) in net assets from Fund share
  transactions (Note 6):
    Class A                                                          (16,418,251)       58,998,036
    Class C                                                              106,015                --
--------------------------------------------------------------------------------------------
Net increase/(decrease) in net assets                                (20,077,693)       60,041,496
NET ASSETS:
Beginning of year                                                     96,420,643        36,379,147
--------------------------------------------------------------------------------------------
End of year (including undistributed net investment income
  of $8,275 and $8,275, respectively)                                $76,342,950       $96,420,643
============================================================================================


                     SEE NOTES TO FINANCIAL STATEMENTS.

Smith Barney
Limited Maturity Municipals Fund


------------------------------------------------------------------------------------------------
 FINANCIAL HIGHLIGHTS
------------------------------------------------------------------------------------------------

FOR A CLASS A SHARE OUTSTANDING THROUGHOUT EACH YEAR.

                                                     YEAR             YEAR         PERIOD
                                                    ENDED            ENDED         ENDED
                                                  11/30/94*        11/30/93      11/30/92*
Net asset value, beginning of year                 $   8.26          $   8.07       $  7.90
------------------------------------------------------------------------------------------------
Income from investment operations:
Net investment income+                                 0.34              0.36          0.36
Net realized and unrealized gain/(loss) on
  investments                                         (0.32)             0.19          0.17
------------------------------------------------------------------------------------------------
Total from investment operations                       0.02              0.55          0.53
------------------------------------------------------------------------------------------------
Less distributions:
Distributions from net investment income              (0.34)            (0.36)        (0.36)
Distributions from net realized capital gains         (0.00)**          (0.00)**         --
------------------------------------------------------------------------------------------------
Total distributions                                   (0.34)            (0.36)        (0.36)
------------------------------------------------------------------------------------------------
Net asset value, end of year                       $   7.94          $   8.26       $  8.07
------------------------------------------------------------------------------------------------
Total return++                                        0.23%              6.98%         6.88%
------------------------------------------------------------------------------------------------
Ratios/Supplemental data:
Net assets, end of year (in 000's)                 $ 76,237           $ 96,421       $36,379
Ratio of operating expenses to average net
  assets+++                                           0.80%                0.75%         0.65%***
Ratio of net investment income to average net
  assets                                              4.15%                4.24%         4.74%***
Portfolio turnover rate                                 28%                  4%           22%
------------------------------------------------------------------------------------------------

* The Fund commenced operations on December 31, 1991. Those shares in existence prior to
   November 7, 1994 were designated Class A shares.
** Amount represents less than $0.01 per share.
***Annualized.
+ Net investment income per share before waiver of fees by investment adviser and administrator for the years ended November 30, 1994 and 1993 and waiver of fees by investment adviser, sub-investment adviser and administrator, and/or custodian and distributor for the period ended November 30, 1992 were $0.33, $0.33 and $0.31, respectively.
++ Total return represents aggregate total return for the period indicated and does not reflect any applicable sales charges.
+++Annualized operating expense ratios before waiver of fees by investment adviser and administrator for the years ended November 30, 1994 and 1993 and waiver of fees by investment adviser, sub-investment adviser and administrator, and/or custodian and distributor for the period ended November 30, 1992 were 0.94%, 1.07% and 1.28%, respectively.

                       SEE NOTES TO FINANCIAL STATEMENTS.

Smith Barney
Limited Maturity Municipals Fund

-------------------------------------------------------------------------------------------
   FINANCIAL HIGHLIGHTS
-------------------------------------------------------------------------------------------
FOR A CLASS C SHARE OUTSTANDING THROUGHOUT THE PERIOD.


                                                                  PERIOD
                                                                  ENDED
                                                                11/30/94*
Net asset value, beginning of period                             $7.92
-------------------------------------------------------------------------------------------
Income from investment operations:
Net investment income+                                            0.00**
Net realized and unrealized gain on investments                   0.02#
-------------------------------------------------------------------------------------------
Total from investment operations                                  0.02
Less distributions:
Distributions from net investment income                          0.00**
-------------------------------------------------------------------------------------------
Total distributions                                               0.00
-------------------------------------------------------------------------------------------
Net asset value, end of period                                    $7.94
-------------------------------------------------------------------------------------------
Total return++                                                     0.31%
-------------------------------------------------------------------------------------------
RATIOS/SUPPLEMENTAL DATA:
Net assets, end of period (in 000's)                             $  106
Ratio of operating expenses to average net assets+++              1.00%***
Ratio of net investment income to average net assets              3.94%***
Portfolio turnover rate                                             28%
-------------------------------------------------------------------------------------------

  *  The Fund commenced selling Class C shares on November
     17, 1994.
 **  Amount represents less than $0.01 per share.
***  Annualized.
     + Net investment income per share before waiver of fees by investment adviser and administrator for the period ended November 30, 1994 was less than $0.01.
  ++ Total return represents aggregate total return for the period indicated and does not reflect any applicable sales charges.
 +++ Annualized operating expense ratio before waiver of fees by investment adviser and administrator for the period ended November 30, 1994 was 1.14%.
     # The amount in this caption for each share outstanding throughout the period may not accord with the change in aggregate gains and losses in portfolio securities for the period because of the timing of purchases and withdrawals of shares in relation to the fluctuating market values of the portfolio.

                       SEE NOTES TO FINANCIAL STATEMENTS.

Smith Barney
Limited Maturity Municipals Fund

--------------------------------------------------------------------------------
 NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

1.   SIGNIFICANT ACCOUNTING POLICIES

Smith Barney Income Trust (the "Trust") was organized as a "Massachusetts business trust" under the laws of the Commonwealth of Massachusetts on October 17, 1991. The Trust is registered with the Securities and Exchange Commission under the Investment Company Act of 1940, as amended (the "1940 Act"), as an open-end management investment company. The Trust consists of the following four funds: Smith Barney Limited Maturity Treasury Fund, Smith Barney Limited Maturity Municipals Fund (the "Fund"), Smith Barney Intermediate Maturity California Municipals Fund and Smith Barney Intermediate Maturity New York Municipals Fund. At the time of this report, the Fund offered three classes of shares: Class A shares, Class C shares and Class Y shares. Class A shares are sold with a front-end sales charge. Class C shares may be subject to a contingent deferred sales charge ("CDSC") if redeemed within 12 months of purchase. Class Y shares are available to investors making an initial investment of at least $5 million and are not subject to any sales charges, distribution or service fees. As of November 7, 1994, the Fund began offering Class C and Class Y shares, however, as of November 30, 1994, only Class C shares had been sold. All shares of the Fund existing prior to November 7, 1994, were designated Class A shares. Each class of shares has identical rights and privileges except with respect to the effect of the respective sales charges, the distribution and/or service fees borne by each class, expenses allocable exclusively to each class, voting rights on matters affecting a single class and the exchange privilege of each class. The following is a summary of significant accounting policies consistently followed by the Fund in the preparation of its financial statements.

Portfolio valuation: Securities are valued by The Boston Company Advisors, Inc. ("Boston Advisors") after consultation with an independent pricing service (the "Service") approved by the Board of Trustees. When, in the judgment of the Service, quoted bid prices for securities are readily available and are representative of the bid side of the market, these investments are valued at the mean between the quoted bid prices and asked prices. Securities for which, in the judgment of the Service, there are no readily obtainable market quotations (which may constitute a majority of the portfolio securities) are carried at fair value as determined by the Service, based on methods which include consideration of: yields or prices of municipal securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Securities, not valued by the Service, for which market quotations are not readily available are valued at fair

Smith Barney
Limited Maturity Municipals Fund

--------------------------------------------------------------------------------
 NOTES TO FINANCIAL STATEMENTS (continued)
--------------------------------------------------------------------------------

value as determined in good faith by or under the direction of the Board of Trustees. Short-term investments that mature in 60 days or less are valued at amortized cost.

Securities transactions and investment income: Securities transactions are recorded as of the trade date. Securities purchased or sold on a when-issued or delayed-delivery basis may be settled one month or more after the trade date. Interest income is recorded on the accrual basis. Realized gains and losses from securities sold are recorded on the identified cost basis. Investment income and realized and unrealized gains and losses are allocated based upon the relative net assets of each class.

Dividends and distributions to shareholders: Dividends from net investment income are determined on class level and are declared daily and paid generally on the 10th day of the calendar month. Distributions determined on a Fund level, if any, of any net short- and long-term capital gains earned by the Fund will be declared and paid annually after the close of the fiscal year in which they are earned. Additional distributions of net investment income and capital gains for the Fund may be made at the discretion of the Board of Trustees in order to avoid the application of a 4.00% nondeductible excise tax on certain undistributed amounts of net investment income and capital gains. To the extent net realized capital gains can be offset by capital losses and loss carryforwards, it is the policy of the Fund not to distribute such gains.

     Income distributions and capital gain distributions on a Fund level are determined in accordance with income tax regulations which may differ from generally accepted accounting principles. These differences are primarily due to differing treatments of income and gains on various investment securities held by the Fund, timing differences and differing characterization of distributions made by the Fund as a whole.

     Federal income taxes: The Trust intends that the Fund separately qualify as a regulated investment company, if such qualification is in the best interest of its shareholders, which distributes exempt-interest dividends, by complying with the requirements of the Internal Revenue Code of 1986, as amended, applicable to regulated investment companies and by distributing substantially all of its earnings to its shareholders. Therefore, no Federal income tax provision is required.

Smith Barney
Limited Maturity Municipals Fund

--------------------------------------------------------------------------------
 NOTES TO FINANCIAL STATEMENTS (continued)
--------------------------------------------------------------------------------


2.   INVESTMENT ADVISORY AGREEMENT, ADMINISTRATION AGREEMENT
     AND OTHER TRANSACTIONS

The Fund has entered into an investment advisory agreement (the "Advisory Agreement") with a division of Mutual Management Corp., which was transferred effective November 7, 1994 to Smith Barney Mutual Funds Management Inc. ("SBMFM"). Mutual Management Corp. and SMBFM are both wholly owned subsidiaries of Smith Barney Holdings Inc. ("Holdings"). Holdings is a wholly owned subsidiary of The Travelers Inc. Under the Advisory Agreement, the Fund pays a monthly fee at the annual rate of 0.35% of the value of its average daily net assets.

Prior to April 20, 1994, the Fund was party to an administration agreement (the "Administration Agreement") with Boston Advisors, an indirect wholly owned subsidiary of Mellon Bank Corporation ("Mellon"). Under the
Administration Agreement, the Fund paid a monthly fee at the annual rate of 0.20% of the value of its average daily net assets.

As of the close of business on April 20, 1994, SBMFM (formerly known as "Smith, Barney Advisers, Inc.") succeeded Boston Advisors as the Fund's administrator. The new administration agreement contains substantially the same terms and conditions, including the level of fees, as the predecessor agreement.

 into a sub-administration agreement (the "Sub-Administration Agreement") with Boston Advisors. Under the Sub-Administration Agreement, SBMFM pays Boston Advisors a portion of its administration fee at a rate agreed upon from time to time between SBMFM and Boston Advisors.

From time to time the investment adviser and administrator may voluntarily waive a portion or all of its investment advisory and/or administrative fees otherwise payable to it. For the year ended November 30, 1994, the investment adviser and administrator voluntarily waived fees of $82,149 and $46,942, respectively.

For the year ended November 30, 1994, Smith Barney Inc. ("Smith Barney") received $154,588 from investors representing commissions (sales charges) on sales of Class A shares.

A CDSC is generally payable by Class C shareholders and may be payable by certain Class A shareholders in connection with the redemption of shares within one year

Smith Barney
Limited Maturity Municipals Fund

--------------------------------------------------------------------------------
 NOTES TO FINANCIAL STATEMENTS (continued)
--------------------------------------------------------------------------------

after the date of purchase. For the year ended November 30, 1994, $81,916 in CDSC were paid to Smith Barney by Class A shareholders.

No officer, director or employee of Smith Barney or any of its affiliates receives any compensation from the Trust for serving as a Trustee or officer of the Trust. The Trust pays each Trustee who is not an officer, director or employee of Smith Barney or any of its affiliates $4,000 per annum plus $500 per meeting attended and reimburses each such Trustee for travel and out-of-pocket expenses.

Boston Safe Deposit and Trust Company, an indirect wholly owned subsidiary of Mellon, serves as the Trust's custodian. The Shareholder Services Group, Inc., a subsidiary of First Data Corporation, serves as the Trust's transfer agent.

3.   DISTRIBUTION PLAN

Smith Barney acts as distributor of the Fund's shares pursuant to a distribution agreement with the Trust and sells shares of the Fund through Smith Barney or its affiliates.

Pursuant to Rule 12b-1 under the 1940 Act, the Trust has adopted a services and distribution plan (the "Plan"). Under this Plan, the Fund compensates Smith Barney for servicing shareholder accounts for Class A and Class C shareholders, and covers expenses incurred in distributing Class C shares. Smith Barney is paid an annual service fee with respect to Class A and Class C shares of the Fund at the annual rate of 0.15% of the value of the average daily net assets of each respective class of shares. Smith Barney is also paid an annual distribution fee with respect to Class C shares at the annual rate of 0.20% of the value of the average daily net assets of that class. For the year ended November 30, 1994, the Fund incurred $140,336 in service fees for Class A. For the period ended November 30, 1994, the Fund incurred no service or distribution fees for Class C shares.

Under its terms, the Plan shall remain in effect from year to year, provided that such continuance is approved annually by vote of the Trust's Trustees, including a majority of those Trustees who are not "interested persons" of the Trust and who have no direct or indirect financial interest in the operation of the Plan.

4.   EXPENSE ALLOCATION

Expenses of the Fund not directly attributable to the operations of any class of shares are prorated among the classes based upon the relative net assets of each class.

Smith Barney
Limited Maturity Municipals Fund

--------------------------------------------------------------------------------
 NOTES TO FINANCIAL STATEMENTS (continued)
--------------------------------------------------------------------------------

Operating expenses directly attributable to a class of shares are charged to that class' operations. In addition to the above service and distribution fees, class specific operating expenses for the year ended November 30, 1994 included transfer agent fees of $39,658 for Class A shares. For the period ended November 30, 1994, there were no transfer fees attributable to Class C shares.

5.   PURCHASES AND SALES OF SECURITIES

Cost of purchases and proceeds from sales of securities, excluding short-term investments, for the year ended November 30, 1994 were $25,355,625 and 37,631,278, respectively.

At November 30, 1994, aggregate gross unrealized appreciation for all securities in which there was an excess of value over tax cost was $107,065, and aggregate gross unrealized depreciation for all securities in which there was an excess of tax cost over value was $1,710,543.


6.   SHARES OF BENEFICIAL INTEREST

The Trust may issue an unlimited number of shares of beneficial interest which are divided into three classes (Class A, Class C, and Class Y) with a $.001 par value. Changes in shares of beneficial interest in the Fund were as follows:

                                             YEAR ENDED                      YEAR ENDED
                                              11/30/94*                        11/30/93
Class A Shares                         Shares        Amount              Shares       Amount
-----------------------------------------------------------------------------------------------
Sold                                  3,175,899    $ 26,079,012       8,687,874     $71,494,853
Issued as reinvestment of dividends     353,609       2,875,739         249,827       2,058,125
Redeemed                             (5,604,134)    (45,373,002)     (1,768,690)   (14,554,942)
-----------------------------------------------------------------------------------------------
Net increase/(decrease)              (2,074,626)   $(16,418,251)      7,169,011    $58,998,036
-----------------------------------------------------------------------------------------------

Smith Barney
Limited Maturity Municipals Fund

--------------------------------------------------------------------------------
 NOTES TO FINANCIAL STATEMENTS (continued)
--------------------------------------------------------------------------------

                                            PERIOD ENDED
                                              11/30/94*
Class C Shares                        Shares        Amount
--------------------------------------------------------------
Sold                                      13,354      $106,015
--------------------------------------------------------------
Net increase                              13,354      $106,015
--------------------------------------------------------------

* The Fund began offering Class C and Class Y shares on November 7, 1994. Those shares in existence prior to November 7, 1994 were designated Class A shares. As of November 30, 1994, no Class Y shares had been sold.

7.   ORGANIZATION COSTS

The Fund bears all costs in connection with its organization including the fees and expenses of registering and qualifying its shares for distribution under Federal and state securities regulations. All such costs are being amortized on the straight-line method over a period of five years from commencement of operations of the Fund. In the event that any of the initial shares of the Fund are redeemed during such amortization period, the Fund will be reimbursed for any unamortized organization costs in the same proportion as the number of shares redeemed bears to the number of initial shares held at the time of redemption.

8.   CAPITAL LOSS CARRYFORWARD

As of November 30, 1994, the Fund had available for Federal tax purposes unused capital loss carryforward of $483,118 expiring in the year 2002.

Smith Barney
Limited Maturity Municipals Fund

--------------------------------------------------------------------------------
   REPORT OF INDEPENDENT ACCOUNTANTS
--------------------------------------------------------------------------------

THE SHAREHOLDERS AND BOARD OF TRUSTEES OF SMITH BARNEY
INCOME TRUST:

We have audited the accompanying statement of assets and liabilities, including the schedule of portfolio investments, of Smith Barney Limited Maturity Municipals Fund, of Smith Barney Income Trust (formerly Smith Barney Shearson Income Trust), as of November 30, 1994 and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and the financial highlights for each of the two years in the period then ended and for the period from December 31, 1991 (commencement of operations) to November 30, 1992. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of November 30, 1994 by correspondence with the custodian and brokers. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Smith Barney Limited Maturity Municipals Fund, of Smith Barney Income Trust, as of November 30, 1994, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the two years in the period then ended and for the period from December 31, 1991 (commencement of operations) to November 30, 1992, in conformity with generally accepted accounting principles.

                                                Coopers & Lybrand L.L.P.
Boston, Massachusetts
January 18, 1995

Smith Barney
Limited Maturity Municipals Fund

--------------------------------------------------------------------------------
 TAX INFORMATION (UNAUDITED)                 FISCAL YEAR ENDED NOVEMBER 30, 1994
--------------------------------------------------------------------------------

     Of the dividends paid by the Fund from investment income for the year ended November 30, 1994, 100% are tax-exempt for regular Federal income tax purposes.

Smith Barney
Limited Maturity Municipals Fund
--------------------------------------------------------------------------------
 PARTICIPANTS
--------------------------------------------------------------------------------

DISTRIBUTOR

Smith Barney, Inc.
388 Greenwich Street
New York, New York 10013

INVESTMENT ADVISER AND
ADMINISTRATOR

Smith Barney Mutual Funds
  Management Inc.
388 Greenwich Street
New York, New York 10013

SUB-ADMINISTRATOR

The Boston Company Advisors, Inc.
One Boston Place
Boston, Massachusetts 02108

COUNSEL

Willkie Farr & Gallagher
153 East 53rd Street
New York, New York 10022

TRANSFER AGENT
The Shareholder Services Group, Inc.
Exchange Place
Boston, Massachusetts 02109

CUSTODIAN
Boston Safe Deposit and Trust Company
One Boston Place
Boston, Massachusetts 02108

LIMITED
SMITH BARNEY
MATURITY
------------
MUNICIPALS                                    A Member of TravelersGroup
FUND
[LOGO]


TRUSTEES
Burt N. Dorsett
Elliot S. Jaffe
Heath B. McLendon
Cornelius C. Rose, Jr.


OFFICERS
Heath B. McLendon
Chairman of the Board
and Investment Officer

Stephen J. Treadway
President
                                        This report is
                                        submitted for the
Lawrence T. McDermott                   general information
Vice President                          of the shareholders of
Investment Officer                      Smith Barney
                                        Limited Maturity
                                        Municipals
Lewis E. Daidone                        Fund.  It is not
Senior Vice President                   authorized for
and Treasurer                           distribution to
                                        prospective
Christina T. Sydor                      investors unless
Secretary                               accompanied
                                        or preceded by an
                                        effective
                                        Prospectus for the
                                        Fund, which
                                        contains information
                                        concerning
                                        the Fund's
                                        investment policies,
                                        fees and expenses as
                                        well as
                                        other pertinent
                                        information.

                                        SMITH BARNEY
                                        MUTUAL FUNDS
                                        388 Greenwich Street
                                        New York, New York
10013

                                        Fund 163, 482, 498
                                        FD 0309 A5


[LOGO] Recycled
       Recyclable

                              SEMI-ANNUAL REPORT
                                      OF
                 SMITH BARNEY LIMITED MATURITY MUNICIPALS FUND
                  FOR THE SIX-MONTH PERIOD ENDED MAY 31, 1995

       [GRAPHIC]
       SMALL BOX ABOVE FUND NAME SHOWING
       AN AERIAL SHOT OF THE LAND AND
       OCEAN SURROUNDING IT.
SEMI-  SMITH BARNEY
ANNUAL LIMITED
REPORT MATURITY
       MUNICIPALS
       FUND
       .......................................
       MAY 31, 1995

                                                  [LOGO]

Limited Maturity Municipals Fund
         DEAR SHAREHOLDER:

                   We are pleased to provide you with the semiannual report and portfolio of investments for Smith Barney Limited Maturity Municipals Fund for the six-month period ended May 31, 1995. Although bond prices declined precipitously during the first part of the Fund's fiscal year, the municipal market improved in late 1994 and into 1995, allowing the Fund to provide investors in Class A shares with a total return of 4.66% for the six-month period ended May 31, 1995. Class C shares, a newly-available class of shares, earned a total return of 4.55% for the period between November 17, 1994 and May 31, 1995. Additional performance data for each class of shares during this and previous reporting periods is available in the "Financial Highlights" section of this report.

         ECONOMIC AND MARKET UPDATE

          After implementing tighter monetary policy by raising the Federal funds rate 300 basis points (three percentage points) over a 13-month period beginning in February 1994, the Federal Reserve Board has succeeded in slowing the rate of economic growth. Growth continued to slow during the second quarter of 1995 with the decline in consumption expenditures intensifying. The retail sector of the economy appears even softer and most retail chains seem to have little pricing power. Even the automobile industry, which enjoyed a very strong 1994, has encountered weaker sales in 1995. Individuals financed a large portion of their purchases with debt throughout 1994 and as a result individuals' debt levels are becoming a source of concern. This is acting as a drag on consumption expenditures and could continue to hamper consumption trends for the rest of 1995 as consumers try to bring their debt levels down to more manageable levels. The industrial side of the economy has benefited from strong overseas demand but this also appears to be moderating based upon recent economic statistics on industrial production. In summary, while we do not anticipate a recession, we believe an economic slowdown exists that will present more of a challenge to corporate profitability, especially in those sectors of the economy that depend on the consumer. Although unemployment rates are relatively low, the corporate sector continues to trim costs and cut payrolls, which could further hinder consumer spending.

After initially rising for most of 1994 as the Federal Reserve raised short-term interest rates, longer-term interest rates declined since November as it became apparent that the Federal Reserve was successfully slowing the rate of economic growth and keeping inflation under control. The municipal market had stronger performance during the first five months of 1995. New bond issuance is at remarkably low levels nationally, contributing to increases in prices for tax-exempt securities. A defining moment for the municipal market occurred when Orange County, California filed for bankruptcy in December of 1994 and cast a pall on the entire market. Its impact on the broader market since then has been minimal, but has strongly impacted the securities of the County itself.

Some uncertainties surround the market, however. Among these are the many flat tax proposals being championed by members of both political parties. Real legislative action is several years away and must be REVENUE NEUTRAL to make any economic sense -- a very difficult balancing act to accomplish. These discussions have caused periodic weakness in the municipal market during the past months and will no doubt continue to cause periodic weakness over the next few years, which may create some attractive investment opportunities.

PORTFOLIO STRATEGY

At the end of this reporting period, 98% of the portfolio was rated investment grade (BBB/Baa and higher) by either Standard & Poor's Corporation or Moody's Investors Service, Inc. The Fund invested its assets in general obligation, hospital, education, and housing bonds. The average maturity of the Fund was
2.2 years as of May 31, 1995. This investment allocation is very similar to the one we reported to you in the Fund's annual report.

We look forward to reporting to you in the Fund's next report to investors. Should you have any questions about your investment in the Fund or how other Smith Barney mutual funds may be useful in helping you reach your financial goals, please speak with your Smith Barney Financial Consultant.

 Heath B. McLendon                        Lawrence T. McDermott
 CHAIRMAN OF THE BOARD                    VICE PRESIDENT AND
                                          INVESTMENT OFFICER

                                          JULY 18, 1995

Smith Barney
Limited Maturity Municipals Fund

---------------------------------------------------------------------------
 PORTFOLIO HIGHLIGHTS (UNAUDITED)                           MAY 31, 1995

INDUSTRY BREAKDOWN
Pie chart depicting the allocation of the Income Trust Limited Maturity Municipals Fund investment securities held at May 31, 1995 by industry classification. The pie is broken in pieces representing industries in the following percentages:

        INDUSTRY BREAKDOWN            PERCENTAGE
Pollution Control                           6.7%
Hospital                                   17.7%
Industrial Control                          3.2%
Utility Revenue                             8.6%
General Obligation                         19.5%
Privately Placed Tax-Exempt
 Municipal Lease Agreement and Net
 Other Assets and Liabilities               1.7%
Other Municipal Bonds and Notes             9.8%
Education                                  15.7%
Housing                                    11.6%
Transportation                              5.5%
                                          -----
                                          100.0%

SUMMARY OF MUNICIPAL BONDS BY COMBINED RATINGS.

                                        Percent
                         Standard &       of
        Moody's            Poor's        Value
    -------------------------------------------
        AAA        OR        AAA          34.6%
    -------------------------------------------
        AA                   AA           19.9
    -------------------------------------------
        A                     A           21.3
    -------------------------------------------
        BAA                  BBB          22.7
    -------------------------------------------
        NR                   NR            1.5
    -------------------------------------------
                                         100.0%
                                ---------------


AVERAGE MATURITY    2.2 years

Smith Barney
Limited Maturity Municipals Fund

------------------------------------------
 PORTFOLIO OF INVESTMENTS (UNAUDITED)   MAY 31, 1995

-------------------------------------------------------------

                     KEY TO INSURANCE ABBREVIATIONS

        AMBAC  --  American Municipal Bond Assurance Corporation
        CGIC   --  Capital Guaranty Insurance Corporation
        FGIC   --  Federal Guaranty Insurance Corporation
        FHA    --  Federal Housing Administration
        FSA    --  Financial Security Assurance
        MBIA   --  Municipal Bond Investors Assurance

                                                   RATINGS      MARKET VALUE
FACE VALUE                                       MOODY'S  S&P     (NOTE 1)
----------------------------------------------------------------------------
 MUNICIPAL BONDS AND NOTES -- 98.3%
                     ARIZONA -- 1.3%
 $  810,000          Yuma & La Paz County,
                     Arizona, Community College
                     District, (Arizona Western
                     College), (AMBAC Insured),
                       6.200% due 7/1/98          Aaa     AAA   $   844,425
                     CALIFORNIA -- 1.5%
  1,000,000          Central Valley, California,
                     Financing Authority,
                     Cogeneration Project
                     Revenue, (Carson Inc.),
                       5.000% due 7/1/98          NR      BBB-      993,750
                     COLORADO -- 2.3%
    610,000          Arapahoe County, Colorado,
                     Certificates of
                     Participation, (AMBAC
                     Insured),
                       5.400% due 12/1/96         Aaa     AAA       620,675
    360,000          Colorado Housing Finance
                     Authority, Single Family
                     Project, Series A3,
                       5.750% due 5/1/97          NR      AA        364,950
    500,000          Meridian, Colorado,
                     Metropolitan District,
                     General Obligation,
                     Refunding Bonds,
                       7.000% due 12/1/97         A3      NR        516,875
                     CONNECTICUT -- 1.0%
    625,000          New Haven, Connecticut,
                     General Obligation, Series
                     B,
                       5.700% due 12/1/97         Baa     BBB-      635,938

                       SEE NOTES TO FINANCIAL STATEMENTS.
4

Smith Barney
Limited Maturity Municipals Fund

-------------------------------------------------------------
 PORTFOLIO OF INVESTMENTS (UNAUDITED) (CONTINUED)        MAY 31, 1995

                                                     RATINGS     MARKET VALUE
FACE VALUE                                       MOODY'S   S&P     (NOTE 1)
----------------------------------------------------------------------------
 MUNICIPAL BONDS AND NOTES -- (CONTINUED)
                     DISTRICT OF COLUMBIA --
                     3.5%
 $  685,000          District of Columbia,
                     Certificates of
                     Participation,
                      6.000% due 1/1/97            NR      B-    $   686,713
    250,000          District of Columbia,
                     General Obligation, Series
                     A,
                       5.000% due 6/1/98          Ba      B         243,125
  1,295,000          District of Columbia,
                     Metropolitan Area
                     Transportation, (FGIC
                     Insured),
                       6.000% due 7/1/98          Aaa     AAA     1,351,656
                     FLORIDA -- 2.1%
    850,000          Broward County, Florida,
                     Educational Facilities
                     Authority Revenue,
                       5.150% due 4/1/99          NR      AAA       859,563
    500,000          Florida Housing Finance
                     Agency, Adjustable
                     Multifamily Mortgage,
                     Series QQ, (FSA Insured),
                       5.500% due 11/1/07         Aaa     AAA       503,125
                     GEORGIA -- 2.1%
  1,250,000          Municipal Electric
                     Authority of Georgia,
                     Special Obligation
                     Refunding, Second Crossover
                     Series,
                       8.125% due 1/1/17          A       A+      1,371,875
                     GUAM -- 2.9%
  1,800,000          Government of Guam, General
                     Obligation Bonds,
                       5.750% due 8/15/99         NR      BBB     1,849,500
                     IDAHO -- 0.3%
    190,000          Idaho Housing Agency,
                     Single Family Mortgage,
                     Refunding Bonds,
                       5.500% due 1/1/97          Aa      NR        191,900
                     ILLINOIS -- 7.5%
    250,000          Hoffman Estates, Illinois,
                     Tax Increment Revenue,
                     Junior Lien, (Hoffman
                     Estates Development
                     Project),
                       6.500% due 5/15/01         Baa1    BBB+      266,563

                     SEE NOTES TO FINANCIAL STATEMENTS.

Smith Barney
Limited Maturity Municipals Fund

-------------------------------------------------------------
 PORTFOLIO OF INVESTMENTS (UNAUDITED) (CONTINUED)           MAY 31, 1995

                                                     RATINGS   MARKET VALUE
FACE VALUE                                     MOODY'S   S&P     (NOTE 1)
 ----------------------------------------------------------------------------
 MUNICIPAL BONDS AND NOTES -- (CONTINUED)
                     ILLINOIS -- (CONTINUED)
 $1,000,000          Illinois Development
                     Financing Authority,
                     Adjustable Demand Revenue
                     Bonds, (Catholic Charities
                     Housing), Series A,
                       5.000% due 1/1/28          Aa2     NR    $ 1,007,500
    500,000          Illinois Educational
                     Facilities Authority,
                     Adjustable Demand Revenue
                     Bonds, (Museum of Science
                     and Industry),
                       5.625% due 10/1/26         Aa3     NR        503,750
                     Illinois Health Facilities
                     Authority, Revenue Bonds:
  1,040,000          (Children's Memorial
                     Hospital), (MBIA Insured),
                       6.000% due 8/15/98         Aaa     AAA     1,077,700
  1,045,000          (Delnor Community
                     Hospital), (FSA Insured),
                       4.500% due 5/15/98         Aaa     AAA     1,025,406
  1,000,000          St. Clair County, Illinois,
                     General Obilgation, (FGIC
                     Insured),
                       4.600% due 10/1/98         Aaa     AAA       990,000
                     INDIANA -- 2.6%
                    Indiana Bond Bank, Special
                     Project:
    415,000          Series F,
                       5.800% due 8/1/97          NR      A         423,819
    500,000          Guaranteed Revolving,
                       4.900% due 2/1/99          NR      A         501,875
    750,000          Warrick County, Indiana,
                     Environmental Improvement,
                     (Southern Indiana Gas &
                     Electric Project), Series
                     A,
                       4.650% due 5/1/28          Aa2     AA        750,938
                     IOWA -- 3.9%
    500,000          Iowa State, Certificates of
                     Participation, Series A,
                     (AMBAC Insured),
                       5.400% due 7/1/96          Aaa     AAA       508,125

                       SEE NOTES TO FINANCIAL STATEMENTS.
6

Smith Barney
Limited Maturity Municipals Fund

-------------------------------------------------------------
 PORTFOLIO OF INVESTMENTS (UNAUDITED) (CONTINUED)           MAY 31, 1995

                                                   RATINGS    MARKET VALUE
FACE VALUE                                    MOODY'S   S&P     (NOTE 1)
 ----------------------------------------------------------------------------
 MUNICIPAL BONDS AND NOTES -- (CONTINUED)
                     IOWA -- (CONTINUED)
 $  410,000          Iowa State, Housing Finance
                     Authority, Single Family
                     Mortgage, Series F, (AMBAC
                     Insured),
                       5.150% due 1/1/98          Aaa     AAA   $   416,150
    350,000          Iowa Student Loan Liquidity
                     Corporation, Student Loan
                   Revenue, Series A,
                       6.000% due 3/1/98          Aa1     NR        361,375
  1,190,000          Sioux City, Iowa, Hospital
                     Revenue Refunding, (Sisters
                     of Mercy Health), Series D,
                     (MBIA Insured),
                       5.000% due 8/15/98         Aaa     AAA     1,207,850
                     KENTUCKY -- 1.5%
    990,000          University of Louisville,
                     Kentucky, Series J,
                       4.875% due 5/1/98          A1      AA-       988,763
                     LOUISIANA -- 2.1%
    305,000          Louisiana Public Facilities
                     Revenue, Student Loan,
                     Louisiana Opportunity Loan,
                     Series A, (FSA Insured),
                       5.700% due 1/1/97          Aaa     AAA       311,863
    500,000          Louisiana State, General
                     Obligation Refunding Bond,
                     Series A, (CGIC Insured),
                       6.600% due 8/1/97          Aaa     AAA       521,250
    500,000          New Orleans, Louisiana,
                     Exhibit Hall Authority,
                     Hotel Occupancy Tax
                     Revenue, (AMBAC Insured),
                       5.250% due 1/15/97         Aaa     AAA       509,375
                     MAINE -- 0.4%
    250,000          Maine Health & Higher
                     Educational Facilities,
                     Special Obligation Revenue,
                     Medium Term Facilities,
                     (FSA Insured),
                       5.500% due 7/1/97          Aaa     AAA       254,375

                       SEE NOTES TO FINANCIAL STATEMENTS.

Smith Barney
Limited Maturity Municipals Fund

-------------------------------------------------------------
 PORTFOLIO OF INVESTMENTS (UNAUDITED) (CONTINUED)           MAY 31, 1995


                                                    RATINGS    MARKET VALUE
FACE VALUE                                     MOODY'S   S&P     (NOTE 1)
 ----------------------------------------------------------------------------
 MUNICIPAL BONDS AND NOTES -- (CONTINUED)
                     MARYLAND -- 0.5%
 $  320,000          Montgomery County,
                     Maryland, Housing
                     Authority, Multifamily
                     Revenue, Series 85A, (Hunt
                     Club),
                       6.000% due 2/1/07++++      Aa      AA+   $   322,000
                     MASSACHUSETTS -- 8.6%
    750,000          Lowell, Massachusetts,
                     General Obligation,
                       5.500% due 8/15/97         Baa1    NR        765,938
                     Massachusetts Municipal
                     Electric Wholesale Company,
                     Power Supply System
                     Revenue:
                     Series C:
    285,000            5.800% due 7/1/96          A       BBB+      289,988
    205,000            6.000% due 7/1/97          A       BBB+      211,663
                     Series E:
    100,000            5.100% due 7/1/97          A       BBB+      101,375
    445,000          Massachusetts State Health
                     and Educational Facilities
                     Authority, Medical Center
                     of Central Massachusetts,
                     Series A,
                       6.000% due 7/1/97          A       A         458,350
    500,000          Massachusetts Water
                     Resources Authority, Series
                     A,
                       5.600% due 7/15/96         A       A         506,875
                     New England Educational
                     Loan Marketing Corporation,
                     Student Loan:
  1,000,000          Series B,
                       5.000% due 6/1/98          A1      A-      1,000,000
  1,000,000          Series C,
                       4.750% due 7/1/98          A1      A-        992,500
    500,000          Plymouth County,
                     Massachusetts, Certificates
                     of Participation, Series A,
                       5.700% due 10/1/96         NR      BBB-      507,500
    720,000          Springfield, Massachusetts,
                     School Project, Series B,
                       5.300% due 9/1/97          Baa1    NR        732,600

                       SEE NOTES TO FINANCIAL STATEMENTS.
8

Smith Barney
Limited Maturity Municipals Fund

-------------------------------------------------------------
 PORTFOLIO OF INVESTMENTS (UNAUDITED) (CONTINUED)           MAY 31, 1995

                                                     RATINGS     MARKET VALUE
FACE VALUE                                       MOODY'S  S&P     (NOTE 1)
 ----------------------------------------------------------------------------
 MUNICIPAL BONDS AND NOTES -- (CONTINUED)
                     MICHIGAN -- 1.6%
 $  750,000          Detroit, Michigan, District
                     State Aid,
                       5.625% due 5/1/97          Baa     BBB+  $   756,563
    250,000          Michigan Higher Education
                     Student Loan, Education
                     Revenue, Series XIV-A,
                       5.400% due 10/1/96         A       NR        253,125
                     NEVADA -- 3.4%
  1,000,000          Clark County, Nevada,
                     Airport Systems Revenue,
                     (MBIA Insured),
                       7.500% due 7/1/97          Aaa     AAA     1,058,750
  1,000,000          Clark County, Nevada,
                     General Obligation, (FGIC
                     Insured),
                       7.500% due 7/1/04          Aaa     AAA     1,105,000
                     NEW HAMPSHIRE -- 0.4%
    275,000          New Hampshire Higher
                     Education & Health
                     Authority Revenue, (Elliot
                     Hospital of Manchester),
                     (AMBAC Insured),
                       5.700% due 10/1/97         Aaa     AAA       283,938
                     NEW JERSEY -- 3.9%
    500,000          Atlantic County, New
                     Jersey, Utilities
                     Authority, Solid Waste
                     Revenue,
                       6.250% due 3/1/97          Baa     NR        506,250
    435,000          Camden County, New Jersey,
                     Pollution Control Finance
                     Authority, Solid Waste
                     Resource Recovery Revenue,
                     Series D,
                       6.350% due 12/1/97         Baa1    BBB+      440,981
  1,075,000          Hudson County, New Jersey,
                     Improvement Authority,
                       5.750% due 1/1/98          NR      BBB-    1,065,594
    500,000          New Jersey Health Care
                     Facilities Center,
                     (Atlantic City Medical
                     Center), Series C,
                       5.600% due 7/1/96          A       A-        506,875
                     NEW MEXICO -- 0.6%
    390,000          New Mexico Mortgage Finance
                     Authority, Single Family,
                     Series A1,
                       5.500% due 1/1/97          Aa      AA        393,900

                       SEE NOTES TO FINANCIAL STATEMENTS.

Smith Barney
Limited Maturity Municipals Fund

-------------------------------------------------------------
 PORTFOLIO OF INVESTMENTS (UNAUDITED) (CONTINUED)           MAY 31, 1995


                                                  RATINGS     MARKET VALUE
FACE VALUE                                     MOODY'S  S&P     (NOTE 1)
----------------------------------------------------------------------------
 MUNICIPAL BONDS AND NOTES -- (CONTINUED)
                     NEW YORK -- 7.7%
 $1,450,000          Babylon, New York,
                     Industrial Development
                     Authority, Babylon
                     Community Waste Management,
                     Series A,
                       7.650% due 7/1/97          Baa1    NR    $ 1,546,062
    600,000          Metropolitan Transit
                     Authority, New York,
                     Service Contract Transit
                     Fees, Series 5,
                       6.100% due 7/1/98          Baa1    BBB       618,000
                     Metropolitan Transit
                     Authority, New York,
                     General Obligation:
    500,000            6.600% due 1/1/99          Aaa     AAA       533,750
    750,000          Series C,
                       5.400% due 8/1/97          Baa1    A-        757,500
    640,000          New York State Medical Care
                     Facilities Agency, Mental
                     Health Service Facilities
                     Improvement, Series D,
                       6.300% due 8/15/97         Baa1    BBB+      658,400
                     North Country, New York,
                     Solid Waste Disposal,
                     Series A:
    455,000            5.400% due 7/1/95          Baa     NR        455,000
    400,000            6.000% due 7/1/97          Baa1    NR        407,500
                     OKLAHOMA -- 0.8%
                     Cleveland County, Oklahoma,
                     Home Loan Authority, Single
                     Family Mortgage Revenue:
    165,000            6.000% due 8/1/96          A       NR        166,443
    145,000            6.100% due 2/1/97          A       NR        146,812
    180,000            6.100% due 8/1/97          A       NR        182,925
                     OREGON -- 0.8%
    500,000          Clackamas County, Oregon,
                     Hospital Facilities
                     Authority Revenue, (Sisters
                     of Providence), Series A,
                       5.300% due 10/1/96         A1      AA-       508,125

                       SEE NOTES TO FINANCIAL STATEMENTS.
10

Smith Barney
Limited Maturity Municipals Fund

-------------------------------------------------------------
 PORTFOLIO OF INVESTMENTS (UNAUDITED) (CONTINUED)           MAY 31, 1995

                                                  RATINGS     MARKET VALUE
FACE VALUE                                      MOODY'S  S&P     (NOTE 1)
 ----------------------------------------------------------------------------
 MUNICIPAL BONDS AND NOTES -- (CONTINUED)
                     PENNSYLVANIA -- 7.6%
 $  125,000          Falls Township,
                     Pennsylvania Hospital
                     Authority Revenue,
                     (Delaware Valley Medical),
                     (FHA Insured),
                       6.000% due 8/1/01          NR      AAA   $   104,375
    500,000          Lehigh County,
                     Pennsylvania, Industrial
                     and Community Development
                     Authority, (Strawbridge
                     Project),
                       7.200% due 12/15/01        NR      BBB       533,125
    500,000          Pennsylvania State Higher
                     Education, (Thomas
                     Jefferson University),
                     Series A,
                       5.500% due 8/15/97         Aa      A+        513,750
  1,170,000          Pennsylvania State
                     Industrial Development
                     Authority Revenue, (AMBAC
                     Insured),
                       6.000% due 1/1/99          Aaa     AAA     1,222,650
                     Philadelphia, Pennsylvania,
                     Hospitals and Higher
                     Education Facilities
                     Authority:
                     (Albert Einstein Medical
                     Center):
    365,000            6.300% due 10/1/96         A       BBB+      371,386
    390,000            6.500% due 10/1/97         A       BBB+      399,750
  1,000,000          (Graduate Health Systems),
                       6.500% due 7/1/97          Baa1    BBB+    1,026,250
    750,000          Westmoreland County,
                     Pennsylvania, Industrial
                     Development Authority,
                     (Valley Landfill Project),
                       4.375% due 5/1/18++++      Aa1     AA        748,125
                     PUERTO RICO -- 0.7%
    420,000          Puerto Rico Medical
                     Hospital, Series A, (St.
                     Luke's Hospital),
                       5.400% due 6/1/97          NR      A-        423,675
                     RHODE ISLAND -- 0.8%
    500,000          Rhode Island State, Student
                     Loan Authority, Series A,
                       5.700% due 12/1/96         A       NR        508,750

                       SEE NOTES TO FINANCIAL STATEMENTS.

Smith Barney
Limited Maturity Municipals Fund

-------------------------------------------------------------
 PORTFOLIO OF INVESTMENTS (UNAUDITED) (CONTINUED)           MAY 31, 1995

                                                 RATINGS     MARKET VALUE
FACE VALUE                                    MOODY'S  S&P     (NOTE 1)
 ----------------------------------------------------------------------------
 MUNICIPAL BONDS AND NOTES -- (CONTINUED)
                     SOUTH CAROLINA -- 0.8%
 $  500,000          South Carolina, State,
                     Public Service Authority,
                     (Santee - Cooper Project),
                     Series D,
                       5.500% due 7/1/98          A1      A+    $   515,000
                     TEXAS -- 11.4%
    500,000          Arlington, Texas,
                     Waterworks & Sewer Revenue,
                     Refunding and Improvement,
                     (FGIC Insured),
                       5.400% due 6/1/97          Aaa     AAA       509,375
  2,000,000          Bell County, Texas, Health
                     Facilities Development
                     Corporation, Central Texas
                     Pooled Health, Series A,
                       4.750% due 10/1/23         NR      AA      1,975,000
  1,000,000          Brazos, Texas, Higher
                     Education Authority, Series
                     A-1,
                       5.300% due 12/1/97         Aa      NR      1,016,250
    300,000          Dallas-Fort Worth, Texas,
                     Regional Airport Revenue,
                     Series A, (FGIC Insured),
                       5.875% due 11/1/07         Aaa     AAA       309,375
  1,000,000          North Texas, Higher
                     Education Authority,
                     Student Loan Revenue,
                     Series B,
                       4.850% due 4/1/98          Aaa     NR      1,002,500
  1,000,000          Port Houston Authority,
                     Harris, Texas, (MBIA
                     Insured),
                       5.700% due 5/1/99          Aaa     AAA     1,037,500
  1,000,000          Tarrant County, Texas,
                     Housing Finance
                     Corporation, Multifamily
                     Housing, (Bedford Springs),
                       4.500% due 9/1/06          NR      AA-     1,000,000
    500,000          Texas State Veterans
                     Housing Assistance, (FHA
                     Insured),
                       6.050% due 12/1/12         Aa      AA        509,375
                     VIRGIN ISLANDS -- 1.0%
    635,000          Virgin Islands Public
                     Financing Authority,
                     Matching Revenue Funding,
                     Series A,
                       6.250% due 10/1/96         NR      NR        647,700

                       SEE NOTES TO FINANCIAL STATEMENTS.
12

Smith Barney
Limited Maturity Municipals Fund

-------------------------------------------------------------
 PORTFOLIO OF INVESTMENTS (UNAUDITED) (CONTINUED)       MAY 31, 1995

                                                     RATINGS     MARKET VALUE
 FACE VALUE                                       MOODY'S  S&P     (NOTE 1)
 ----------------------------------------------------------------------------
 MUNICIPAL BONDS AND NOTES -- (CONTINUED)
                     VIRGINIA -- 1.6%
 $  500,000          Fairfax County, Virginia,
                     Redevelopment & Housing
                     Authority, Multifamily
                     Housing Revenue Refunding,
                     Mortgage Loan, Kingsley,
                     Series A, (FHA Insured),
                       6.500% due 11/1/01         NR      AAA   $   523,750
    500,000          Virginia Educational Loan
                     Authority, Guaranteed
                     Revenue, Series C,
                       4.850% due 3/1/98          Aaa     NR        500,625
                     WASHINGTON -- 3.1%
    445,000          Washington State Housing
                     Finance, Single Family
                     Mortgage Revenue, (GNMA and
                     FNMA Securities Program),
                     Series D,
                       5.800% due 7/1/97          NR      AAA       446,668
  1,500,000          Washington State Public
                     Power Supply, Series B,
                     (Nuclear Project No. 3),
                       7.000% due 7/1/97          Aa      AA      1,567,500
                     WISCONSIN -- 5.7%
                     Wisconsin Housing Economic
                     Development Authority:
    250,000          Series A,
                       5.400% due 11/1/97         A1      A         253,436
  1,045,000            4.500% due 11/1/98         A1      A       1,029,325
  2,360,000          Wisconsin, State, Health &                                Educational Facilities
                     Authority, (Aurora Health
                     Care), (MBIA Insured),
                       5.500% due 8/15/98         Aaa     AAA     2,424,900
                     WYOMING -- 2.3%
  1,500,000          Platte County, Wyoming,
                     Pollution Control Revenue,
                       4.200% due 1/1/99          A2      A       1,468,125
 ----------------------------------------------------------------------------
                     TOTAL MUNICIPAL BONDS AND NOTES
                     (COST $63,231,620)                          63,489,269
 ----------------------------------------------------------------------------

                       SEE NOTES TO FINANCIAL STATEMENTS.

Smith Barney
Limited Maturity Municipals Fund

-------------------------------------------------------------
 PORTFOLIO OF INVESTMENTS (UNAUDITED) (CONTINUED)           MAY 31, 1995

                                                     RATINGS
MARKET VALUE
 FACE VALUE                                       MOODY'S













S&P     (NOTE 1)
 ----------------------------------------------------------------------------
 PRIVATELY PLACED TAX-EXEMPT MUNICIPAL
 LEASE AGREEMENT -- 0.5% (COST $310,941)
                     TENNESSEE -- 0.5%
 $  308,628          The Health and Educational
                     Facilities Board of the
                     Metropolitan Government of
                     Nashville and Davidson
                     County, Tennessee, on
                     behalf of Cooke County,
                     Baptist Hospital,
                       7.250% due 9/1/96+++       NR      NR    $   311,713
 ----------------------------------------------------------------------------
 TOTAL INVESTMENTS (COST $63,542,561*)                    98.8%   63,800,982
 OTHER ASSETS AND LIABILITIES (NET)                        1.2       782,718
 ----------------------------------------------------------------------------
 NET ASSETS                                               100.0%  $64,583,700
 ----------------------------------------------------------------------------

  *  Aggregate cost for Federal tax purposes.
 +++ Backed by an irrevocable bank letter of credit in the
     amount of $308,628.
 ++++Put bonds and notes have demand features with maturities greater than one year.


                       SEE NOTES TO FINANCIAL STATEMENTS.
14

Smith Barney
Limited Maturity Municipals Fund

---------------------------------------------------------------------------
 STATEMENT OF ASSETS AND LIABILITIES (UNAUDITED)            MAY 31, 1995

ASSETS:
    Investments, at value (Cost
    $63,542,561) (Note 1)
      See accompanying schedule                                 $63,800,982
    Interest receivable                                           1,148,341
    Receivable for Fund shares sold                                 106,894
    Unamortized organization costs (Note 7)                          19,067
-----------------------------------------------------------------------------
   TOTAL ASSETS                                                  65,075,284
-----------------------------------------------------------------------------
LIABILITIES:
    Due to custodian                         $188,598
    Dividends payable                         161,409
    Investment advisory fee payable (Note
      2)                                       38,899
    Payable for Fund shares redeemed           35,937
    Administration fee payable (Note 2)        22,228
    Service fee payable (Note 3)                8,276
    Custodian fees payable (Note 2)             4,700
    Transfer agent fees payable (Note 2)        2,515
    Distribution fee payable (Note 3)             146
    Accrued expenses and other payables        28,876
-----------------------------------------------------------------------------
   TOTAL LIABILITIES                                                491,584
-----------------------------------------------------------------------------
NET ASSETS                                                      $64,583,700
-----------------------------------------------------------------------------
NET ASSETS consist of:
    Undistributed net investment income                $              8,275
    Accumulated net realized loss on
      investments sold                                             (865,643)
    Unrealized appreciation of investments                          258,421
    Par value                                                         7,945
    Paid-in capital in excess of par value                       65,174,702
-----------------------------------------------------------------------------
TOTAL NET ASSETS                                                $64,583,700
-----------------------------------------------------------------------------
NET ASSET VALUE:
   CLASS A SHARES:
    NET ASSET VALUE per share+
    ($63,571,508  DIVIDED BY 7,820,975 shares of
    beneficial interest outstanding)                                  $8.13
-----------------------------------------------------------------------------
   MAXIMUM OFFERING PRICE PER SHARE ($8.13
    DIVIDED BY 0.98)
    (based on sales charge of 2.00% of the offering
    price at May 31, 1995)                                            $8.30
-----------------------------------------------------------------------------
   CLASS C SHARES:
   NET ASSET VALUE and offering price per share+
    ($1,012,192  DIVIDED BY 124,514 shares of
    beneficial interest outstanding)                                  $8.13
-----------------------------------------------------------------------------

   + Redemption price per share is equal to net asset value less any applicable contingent deferred sales charge.


                       SEE NOTES TO FINANCIAL STATEMENTS.

Smith Barney
Limited Maturity Municipals Fund

---------------------------------------------------------------------------
 STATEMENT OF OPERATIONS (UNAUDITED)

-------------------------------------------------------------
                                           FOR THE SIX MONTHS ENDED MAY 31, 1995

INVESTMENT INCOME:
    Interest                                                         $1,802,991
---------------------------------------------------------------------------
EXPENSES:
    Investment advisory fee (Note 2)                      $121,709
    Administration fee (Note 2)                             69,548
    Service fee (Note 3)                                    52,161
    Transfer agent fees (Notes 2 and 4)                     14,513
    Legal and audit fees                                    13,769
    Custodian fees (Note 2)                                 12,341
    Amortization of organization costs (Note 7)              6,021
    Trustees' fees and expenses (Note 2)                     4,065
    Distribution fee (Note 3)                                  528
    Other                                                   40,132
    Fees waived by investment adviser and
    administrator (Note 2)                                 (56,203)
---------------------------------------------------------------------------
   TOTAL EXPENSES                                                       278,584
---------------------------------------------------------------------------
NET INVESTMENT INCOME                                                 1,524,407
---------------------------------------------------------------------------
REALIZED AND UNREALIZED GAIN/(LOSS) ON INVESTMENTS (NOTES 1 AND 5):
    Net realized loss on investments during the period                 (203,850)
    Net unrealized appreciation of investments during the period      1,861,899
---------------------------------------------------------------------------
NET REALIZED AND UNREALIZED GAIN ON INVESTMENTS                       1,658,049
---------------------------------------------------------------------------
NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS                 $3,182,456
---------------------------------------------------------------------------


                     SEE NOTES TO FINANCIAL STATEMENTS.
16

Smith Barney
Limited Maturity Municipals Fund

---------------------------------------------------------------------------
 STATEMENT OF CHANGES IN NET ASSETS


SIX MONTHS

ENDED           YEAR

5/31/95          ENDED

(UNAUDITED)      11/30/94

Net investment income                                    $  1,524,407   $   3,882,663
Net realized loss on investments sold during the period      (203,850)       (616,478)
Net unrealized appreciation/(depreciation) of
   investments during the period                            1,861,899      (3,140,215)
-------------------------------------------------------------------------------------
Net increase in net assets resulting from operations        3,182,456         125,970
Distributions to shareholders from net investment
   income:
  Class A                                                  (1,514,009)     (3,882,660)
  Class C                                                     (10,398)             (3)
Distribution to shareholders from net realized gain on
   investments:
  Class A                                                         --           (8,764)
Net increase/(decrease) in net assets from Fund share
   transactions (Note 6):
  Class A                                                  (14,311,352)    (16,418,251)
  Class C                                                      894,053         106,015
-------------------------------------------------------------------------------------
Net decrease in net assets                                 (11,759,250)    (20,077,693)

NET ASSETS:
Beginning of period                                         76,342,950      96,420,643
-------------------------------------------------------------------------------------
End of period                                            $  64,583,700   $  76,342,950
-------------------------------------------------------------------------------------

                       SEE NOTES TO FINANCIAL STATEMENTS.

Smith Barney
Limited Maturity Municipals Fund

---------------------------------------------------------------------------
 FINANCIAL HIGHLIGHTS

FOR A CLASS A SHARE OUTSTANDING THROUGHOUT EACH PERIOD.

                                              SIX MONTHS
                                                 ENDED     YEAR        YEAR        PERIOD
                                                5/31/95    ENDED       ENDED         ENDED
                                              (UNAUDITED)  11/30/94*   11/30/93     11/30/92*

Net asset value, beginning of period          $  7.94      $  8.26     $  8.07     $  7.90
-------------------------------------------------------------------------------------
Income from investment operations:
Net investment income+                           0.18       0.34        0.36        0.36
Net realized and unrealized gain/(loss) on
  investments                                    0.19       (0.32)       0.19        0.17
-------------------------------------------------------------------------------------
Total from investment operations                 0.37       0.02        0.55        0.53
Less distributions:
Dividends from net investment income            (0.18)      (0.34)      (0.36)      (0.36)
Distributions from net realized capital
gains                                             --        (0.00)**    (0.00)**    --
-------------------------------------------------------------------------------------
Total distributions                             (0.18)      (0.34)      (0.36)      (0.36)
-------------------------------------------------------------------------------------
Net Asset Value, end of period                $  8.13       $  7.94     $  8.26     $  8.07
-------------------------------------------------------------------------------------
Total return++                                   4.66%      0.23%       6.98%       6.88%
-------------------------------------------------------------------------------------
Ratios/supplemental data:
Net assets, end of period (in 000's)          $63,572       $76,237     $96,421     $36,379
Ratio of operating expenses to average net
  assets+++                                      0.80%***   0.80%       0.75%       0.65%***
Ratio of net investment income to average
  net assets                                     4.39%***   4.15%       4.24%       4.74%***
Portfolio turnover rate                             0%      28%          4%         22%
-------------------------------------------------------------------------------------

   * The Fund commenced operations on December 31, 1991.
     Those shares in existence prior to November 7, 1994 were designated Class A shares.
  ** Amount represents less than $0.01 per share.
 *** Annualized.
   + Net investment income per share before waiver of fees by investment adviser and administrator for the six months ended May 31, 1995 and years ended
     November 30, 1994 and 1993 and waiver of fees by investment adviser, sub-investment adviser and administrator, and/or custodian and distributor for the period ended November 30, 1992 were $0.17, $0.33, $0.33 and $0.31, respectively.
  ++ Total return represents aggregate total return for the period indicated and does not reflect any applicable sales charges.
 +++ Annualized operating expense ratios before waiver of fees by investment adviser and administrator for the six months ended May 31, 1995 and years ended November 30, 1994 and 1993 and waiver of fees by investment adviser, sub-investment adviser and administrator, and/or custodian and distributor for the period ended November 30, 1992 were 0.96%, 0.94%, 1.07% and 1.28%, respectively.


                       SEE NOTES TO FINANCIAL STATEMENTS.
18

Smith Barney
Limited Maturity Municipals Fund

---------------------------------------------------------------------------
 FINANCIAL HIGHLIGHTS

FOR A CLASS C SHARE OUTSTANDING THROUGHOUT EACH PERIOD.

                                                 SIX
                                               MONTHS
                                                ENDED          PERIOD
                                               5/31/95         ENDED
                                              (UNAUDITED)    11/30/94*

Net asset value, beginning of period             $ 7.94          $7.92
-----------------------------------------------------------------
Income from investment operations:
Net investment income+                          0.16              0.00**
Net realized and unrealized gain on
  investments                                   0.19              0.02#
-----------------------------------------------------------------
Total from investment operations                0.35              0.02
Less distributions:
Distributions from net investment income       (0.16)             0.00**
-----------------------------------------------------------------
Total distributions                            (0.16)             0.00
-----------------------------------------------------------------
Net asset value, end of period                $ 8.13              $7.94
-----------------------------------------------------------------
Total return++                                  4.55%              0.31%
-----------------------------------------------------------------
Ratios/supplemental data:
Net assets, end of period (in 000's)          $1,012       $       106
Ratio of operating expenses to average net
  assets+++                                     0.98%***          1.00%***
Ratio of net investment income to average
  net assets                                    4.21%***          3.94%***
Portfolio turnover rate                            0%               28%
-----------------------------------------------------------------

   * The Fund commenced selling Class C shares on November 17, 1994.
  ** Amount represents less than $0.01 per share.
 *** Annualized.
   + Net investment income per share before waiver of fees by investment adviser and administrator for the six months ended May 31, 1995 and period ended November 30, 1994 were $0.16 and less than $0.01, respectively.
  ++ Total return represents aggregate total return for the period indicated and does not reflect any applicable sales charges.
 +++ Annualized operating expense ratio before waiver of fees by investment adviser and administrator for the six months ended May 31, 1995 and period ended November 30, 1994 were 1.14% and 1.14%, respectively.
   # The amount in this caption for each share outstanding throughout the period may not accord with the change in aggregate gains and losses in portfolio securities for the period because of the timing of purchases and withdrawals of shares in relation to the fluctuating market values of the portfolio.




                       SEE NOTES TO FINANCIAL STATEMENTS.

Smith Barney
Limited Maturity Municipals Fund

---------------------------------------------------------------------------
 NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

1. SIGNIFICANT ACCOUNTING POLICIES

Smith Barney Income Trust (the "Trust") was organized as a "Massachusetts business trust" under the laws of the Commonwealth of Massachusetts on October 17, 1991. The Trust is registered with the Securities and Exchange Commission under the Investment Company Act of 1940, as amended (the "1940 Act"), as an open-end management investment company. The Trust consists of the following four funds: Smith Barney Limited Maturity Treasury Fund, Smith Barney Limited Maturity Municipals Fund (the "Fund"), Smith Barney Intermediate Maturity California Municipals Fund and Smith Barney Intermediate Maturity New York Municipals Fund. Effective November 7, 1994, the Fund began offering Class C and Class Y shares and all existing shares were designated Class A shares. As of May 31, 1995, no Class Y shares have been sold. Class A shares are sold with a front-end sales charge. Class C shares may be subject to a contingent deferred sales charge ("CDSC") upon redemption. Class Y shares are available to investors making an initial investment of at least $5 million and are not subject to any sales charges, distribution or service fees. All classes of shares have identical rights and privileges except with respect to the effect of the respective sales charges, the distribution and/or service fees borne by each class, expenses allocable exclusively to each class, voting rights on matters affecting a single class and the exchange privilege of each. The following is a summary of significant accounting policies consistently followed by the Fund in the preparation of its financial statements.

PORTFOLIO VALUATION: Securities are valued at the closing of trading on the New York Stock Exchange, Inc. by The Boston Company Advisors, Inc. ("Boston Advisors"), an indirect wholly owned subsidiary of Mellon Bank Corporation ("Mellon"), after consultation with an independent pricing service (the "Service") approved by the Board of Trustees. When, in the judgment of the Service, quoted bid prices for securities are readily available and are representative of the bid side of the market, these investments are valued at the mean between the quoted bid prices and asked prices. Securities for which, in the judgment of the Service, there are no readily obtainable market quotations (which may constitute a majority of the portfolio securities) are carried at fair value as determined by the Service, based on methods which include consideration of: yields or prices of municipal securities of comparable quality, coupon, maturity and type; indications as to values from dealers;

Smith Barney
Limited Maturity Municipals Fund

-------------------------------------------------------------
 NOTES TO FINANCIAL STATEMENTS (UNAUDITED) (CONTINUED)

and general market conditions. Securities, not valued by the Service, for which market quotations are not readily available are valued at fair value as determined in good faith by or under the direction of the Board of Trustees. Short-term investments that mature in 60 days or less are valued at amortized cost.

SECURITIES TRANSACTIONS AND INVESTMENT INCOME: Securities transactions are recorded as of the trade date. Securities purchased or sold on a when-issued or delayed delivery basis may be settled a month or more after the trade date. Interest income is recorded on the accrual basis. Realized gains and losses from securities sold are recorded on the identified cost basis. Investment income and realized and unrealized gains and losses are allocated based upon the relative net assets of each class.

DIVIDENDS AND DISTRIBUTIONS TO SHAREHOLDERS: Dividends from net investment income are determined on a class level. It is the policy of the Fund to declare dividends from net investment income daily and to pay such dividends on the last business day of the Smith Barney Inc. ("Smith Barney") statement month. Distributions of any net realized capital gains are declared and paid annually, after the end of the fiscal year. Additional distributions of net investment income and capital gains for the Fund may be made at the discretion of the Board of Trustees in order to avoid the application of a 4.00% nondeductible excise tax on certain undistributed amounts of net investment income and capital gains. To the extent net realized capital gains can be offset by capital losses and loss carryforwards, it is the policy of the Fund not to distribute such gains.

Income distributions and capital gain distributions on a Fund level are determined in accordance with income tax regulations which may differ from generally accepted accounting principles. These differences are primarily due to differing treatments of income and gains on various investment securities held by the Fund, timing differences and differing characterization of distributions made by the Fund as a whole.

FEDERAL INCOME TAXES: The Trust intends that the Fund separately qualify as a regulated investment company, if such qualification is in the best interest of its shareholders, which distributes exempt-interest dividends, by complying

Smith Barney
Limited Maturity Municipals Fund

-------------------------------------------------------------
 NOTES TO FINANCIAL STATEMENTS (UNAUDITED) (CONTINUED)

with the requirements of the Internal Revenue Code of 1986, as amended, applicable to regulated investment companies and by distributing substantially all of its earnings to its shareholders. Therefore, no Federal income tax provision is required.

2. INVESTMENT ADVISORY AGREEMENT, ADMINISTRATION AGREEMENT AND OTHER
   TRANSACTIONS

The Fund has entered into an investment advisory agreement (the "Advisory Agreement") with Smith Barney Mutual Funds Management Inc. ("SBMFM"). SBMFM (formerly known as Smith Barney Advisers, Inc.), is a wholly owned subsidiary of Smith Barney Holdings Inc. ("Holdings"), which in turn is a wholly owned subsidiary of Travelers Group Inc. Under the Advisory Agreement, the Fund pays a monthly fee at the annual rate of 0.35% of the value of its average daily net assets.

The Fund has entered into an administration agreement (the "Administration Agreement") with SBMFM. Under the Administration Agreement, the Fund pays a monthly fee at the annual rate of 0.20% of the value of its average daily net assets.

The Fund and SBMFM have also entered into a sub- administration agreement (the "Sub-Administration Agreement") with Boston Advisors. Under the
Sub-Administration Agreement, SBMFM pays Boston Advisors a portion of its administration fee at a rate agreed upon from time to time between SBMFM and Boston Advisors.

From time to time SBMFM may voluntarily waive a portion of its advisory and/or administrative fees otherwise payable to it. For the six months ended May 31, 1995, SBMFM voluntarily waived advisory fees of $35,766 and administration fees of $20,437, respectively.

For the six months ended May 31, 1995, Smith Barney Inc. ("Smith Barney") received $23,258 from investors representing commissions (sales charges) on sales of Class A shares.

Smith Barney
Limited Maturity Municipals Fund

-------------------------------------------------------------
 NOTES TO FINANCIAL STATEMENTS (UNAUDITED) (CONTINUED)

A CDSC is generally payable by Class C shareholders and may be payable by certain Class A shareholders in connection with the redemption of shares within one year after the date of purchase. For the six months ended May 31, 1995, $5,962 in CDSC were paid to Smith Barney by Class A shareholders.

No officer, trustee or employee of Smith Barney or any of its affiliates receives any compensation from the Trust for serving as a Trustee or officer of the Trust. The Trust pays each Trustee who is not an officer, director or employee of Smith Barney or any of its affiliates $4,000 per annum plus $500 per meeting attended and each Trustee emeritus who is not an officer, director or employee of Smith Barney or any of its affiliates $2,000 per annum plus $250 per meeting attended. The Trust reimburses each Trustee for travel and out-of-pocket expenses incurred in attending such meetings.

Boston Safe Deposit and Trust Company, an indirect wholly owned subsidiary of Mellon, serves as the Trust's custodian. The Shareholder Services Group Inc., a subsidiary of First Data Corporation, serves as the Trust's transfer agent.

3. DISTRIBUTION PLAN

Smith Barney acts as distributor of the Fund's shares pursuant to a distribution agreement with the Trust and sells shares of the Fund through Smith Barney or its affiliates.

Pursuant to Rule 12b-1 under the 1940 Act, the Trust has adopted a service and distribution plan (the "Plan"). Under this Plan, the Fund compensates Smith Barney for servicing shareholder accounts for Class A and Class C shareholders, and covers expenses incurred in distributing Class C shares. Smith Barney is paid an annual service fee with respect to Class A and Class C shares of the Fund at the annual rate of 0.15% of the value of the average daily net assets of each respective class of shares. Smith Barney is also paid an annual distribution fee with respect to Class C shares at the annual rate of 0.20% of the value of the average daily net assets attributable to those shares. For the six months ended May 31, 1995, the Fund incurred

Smith Barney Limited Maturity Municipals Fund

-------------------------------------------------------------
 NOTES TO FINANCIAL STATEMENTS (UNAUDITED) (CONTINUED)

$51,765 and $396 in service fees for Class A and Class C shares, respectively. For the six months ended May 31, 1995, the Fund incurred $528 in distribution fees for Class C shares.

Under its terms, the Plan shall remain in effect from year to year, provided that such continuance is approved annually by vote of the Trust's Trustees, including a majority of those Trustees who are not "interested persons" of the Trust and who have no direct or indirect financial interest in the operation of the Plan.

4. EXPENSE ALLOCATION

Expenses of the Fund not directly attributable to the operations of any class of shares are prorated among the classes based upon the relative net assets of each class. Operating expenses directly attributable to a class of shares are charged to that class' operations. In addition to the above servicing and distribution fees, class specific operating expenses for the six months ended May 31, 1995 included transfer agent fees of $14,462 and $51 for Class A and Class C shares, respectively.

5. SECURITIES TRANSACTIONS

Proceeds from sales of securities, excluding short-term investments, for the six months ended May 31, 1995 was $12,868,435. There were no purchases, excluding short-term investments for the six months ended May 31, 1995.

At May 31, 1995, aggregate gross unrealized appreciation for all securities in which there was an excess of value over tax cost was $584,388, and aggregate gross unrealized depreciation for all securities in which there was an excess of tax cost over value was $325,967.

Smith Barney
Limited Maturity Municipals Fund

-------------------------------------------------------------
 NOTES TO FINANCIAL STATEMENTS (UNAUDITED) (CONTINUED)

6. SHARES OF BENEFICIAL INTEREST

The Trust may issue an unlimited number of shares of beneficial interest which are divided into three class (Class A, Class C and Class Y) with a $.001 par value. Changes in shares of beneficial interest in the Fund were as follows:

                                           SIX MONTHS ENDED               YEAR ENDED
                                              5/31/95*                     11/30/94
CLASS A SHARES:                                 Shares           Amount       Shares         Amount
-------------------------------------------------------------------------------------
Sold                                             546,201   $   4,374,347    3,175,899   $ 26,079,012

Issued as reinvestment of dividends              128,078       1,027,683      353,609      2,875,739

Redeemed                                      (2,458,321)      (19,713,382)  (5,604,134)   (45,373,002)
-------------------------------------------------------------------------------------

Net decrease                                  (1,784,042)     $(14,311,352)  (2,074,626)  $(16,418,251)
-------------------------------------------------------------------------------------


                                                  SIX MONTHS ENDED              PERIOD ENDED
                                                     5/31/95*                    11/30/94*
CLASS C SHARES:                                 Shares        Amount       Shares         Amount
---------------------------------------------------------------------------------------------------
Sold                                             111,231   $   894,633       13,354   $    106,015

Issued as reinvestment of dividends                  654         5,280      --             --

Redeemed                                            (725)       (5,860)     --             --
----------------------------------------------------------------------------------------------------

Net increase                                     111,160   $   894,053       13,354   $    106,015
----------------------------------------------------------------------------------------------------

   * The Fund began offering Class C and Class Y shares on November 7, 1994. Those shares in existence prior to November 7, 1994 were designated Class A shares.


As of May 31, 1995, no Class Y shares had been sold.

7. ORGANIZATION COSTS

The Fund bears all costs in connection with its organization including the fees and expenses of registering and qualifying its shares for distribution under Federal and state securities regulations. All such costs are being amortized on the straight-line method over a period of five years from the commencement of operations of the Fund. In the event that any of the initial shares of the Fund are redeemed during such amortization period, the Fund

Smith Barney
Limited Maturity Municipals Fund

-------------------------------------------------------------
 NOTES TO FINANCIAL STATEMENTS (UNAUDITED) (CONTINUED)

will be reimbursed for any unamortized organization costs in the same proportion as the number of shares redeemed bears to the number of initial shares held at the time of redemption.

8. CAPITAL LOSS CARRYFORWARD

As of November 30, 1994, the Fund had available for Federal tax purposes an unused capital loss carryforward of $483,118 expiring in the year 2002.

--------------------------------------------------------------------
 ADDITIONAL INFORMATION

On March 20, 1995, a special meeting of shareholders of the Trust was held for the following purposes:

1.  To elect the following ten (10) trustees to the Trust's Board of Trustees:


                                                                     % OF
                                                                 OUTSTANDING
                                                                    SHARES
NOMINEE                                    VOTES RECEIVED           VOTED
------------------------------------------------------------------------------
Herbert Barg                               15,237,202.665            96.182%
Alfred J.  Bianchetti*                     15,239,787.601            96.198
Martin Brody                               15,239,506.357            96.196
Dwight B. Crane                            15,262,039.293            96.338
Burt N.  Dorsett                           15,249,442.272            96.259
Elliot S. Jaffe                            15,253,001.145            96.281
Stephen E. Kaufman                         15,256,593.968            96.304
Joseph J. McCann                           15,258,212.162            96.314
Heath B. McLendon*                         15,246,700.983            96.241
Cornelius C. Rose, Jr.                     15,249,666.535            96.260
-------------------------------------------------------------------------------

* Each Trustee who is an "interested person" of the Trust, as defined by the Investment Company Act of 1940, as amended, is indicated by an asterisk.


Smith Barney
Limited Maturity Municipals Fund

---------------------------------------------------------------------------
 PARTICIPANTS

DISTRIBUTOR

Smith Barney, Inc.
388 Greenwich Street
New York, New York 10013

INVESTMENT ADVISER AND
ADMINISTRATOR

Smith Barney Mutual Funds
  Management Inc.
388 Greenwich Street
New York, New York 10013

SUB-ADMINISTRATOR

The Boston Company Advisors, Inc.
One Boston Place
Boston, Massachusetts 02108

COUNSEL

Willkie Farr & Gallagher
153 East 53rd Street
New York, New York 10022

TRANSFER AGENT

The Shareholder Services
  Group, Inc.
Exchange Place
Boston, Massachusetts 02109

CUSTODIAN

Boston Safe Deposit and
  Trust Company
One Boston Place
Boston, Massachusetts 02108

Smith Barney
Limited Maturity Municipals Fund

---------------------------------------------------------------------------
 GLOSSARY OF COMMONLY USED MUTUAL FUND TERMS

CAPITAL GAIN (OR LOSS) This is the increase (or decrease) in the market value (price) of a security in your portfolio. If a stock or bond appreciates in price, there is a capital gain; if it depreciates, there is a capital loss. A capital gain or loss is "realized" upon the sale of a security; if net capital gains exceed net capital losses, there may be a capital gain distribution to shareholders.

CDSC (CONTINGENT DEFERRED SALES CHARGE) One kind of back-end load, a CDSC is imposed if shares are redeemed during the first few years of ownership. The CDSC may be expressed as a percentage of either the original purchase price or the redemption proceeds. Most CDSCs decline over time, and some will not be charged if shares are redeemed after a certain period of time.

DISTRIBUTION RATE This is the rate at which a mutual fund pays out (or distributes) interest, dividends and realized capital gains to shareholders. A fund's distribution rate is usually expressed as an annualized percent of the fund's offering price.

DIVIDEND This is income generated by securities in a portfolio and distributed after expenses to shareholders.

FRONT-END SALES CHARGE This is the sales charge applied to an investment at the time of initial purchase.

NET ASSET VALUE (NAV) Net asset value is the total market value of all securities held by a fund, minus any liabilities, divided by the number of shares outstanding. It is the value of a single share of a mutual fund on a given day. The total value of your investment would be the NAV multiplied by the number of shares you own.

SEC YIELD This standardized calculation of a mutual fund's yield is based on a formula developed by the Securities and Exchange Commission (SEC) to allow funds to be compared on an equal basis. It is an annualized yield based on the portfolio's potential earnings from dividends, interest and yield to maturity of its holdings, and it reflects the payments of all portfolio expenses for the most recent 30-day period. Mutual funds are required to use this figure when stating yield.

TOTAL RETURN Total return measures a fund's performance, taking into account the combination of dividends paid and the gain or loss in the value of the securities held in the portfolio. It may be expressed on an AVERAGE ANNUAL basis or CUMULATIVE basis (total change over a given period). In addition, total return may be expressed with or without the effects of sales charges or the reinvestment of dividends and capital gains.

Whenever a fund reports any type of performance, it must also report the average annual total return according to the standardized calculation developed by the SEC. The SEC AVERAGE ANNUAL TOTAL RETURN calculation includes the effects of all fees and sales charges and assumes the reinvestment of all dividends and capital gains.

LIMITED
MATURITY
MUNICIPALS
FUND

TRUSTEES
Herbert Barg
Alfred J. Bianchetti
Martin Brody
Dwight B. Crane
Burt N. Dorsett
Elliot S. Jaffe
Stephen E. Kaufman
Joseph J. McCann
Heath B. McLendon
Cornelius C. Rose, Jr.

OFFICERS
Heath B. McLendon
CHAIRMAN OF THE BOARD
AND INVESTMENT OFFICER

Jessica M. Bibliowicz
PRESIDENT

Lewis E. Daidone
SENIOR VICE PRESIDENT
AND TREASURER

Lawrence T. McDermott
VICE PRESIDENT AND
INVESTMENT OFFICER

Christina T. Sydor
SECRETARY


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THIS REPORT IS SUBMITTED FOR THE GENERAL INFORMATION OF THE SHAREHOLDERS OF SMITH BARNEY LIMITED MATURITY MUNICIPALS FUND. IT IS NOT AUTHORIZED FOR DISTRIBUTION TO PROSPECTIVE INVESTORS UNLESS ACCOMPANIED OR PRECEDED BY AN EFFECTIVE PROSPECTUS FOR THE FUND, WHICH CONTAINS INFORMATION CONCERNING THE FUND'S INVESTMENT POLICIES AND EXPENSES AS WELL AS OTHER PERTINENT INFORMATION.

SMITH BARNEY
MUTUAL FUNDS
388 Greenwich Street
New York, New York 10013

Fund 163, 482, 498
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FD2233 7/95

PRO FORMA FINANCIAL STATEMENTS

PRO FORMA STATEMENT OF ASSETS AND LIABILITIES AT MARCH 31, 1995 (UNAUDITED)

                                              SMITH BARNEY     SMITH BARNEY      PRO FORMA      PRO FORMA
                                              LIMITED TERM   LIMITED MATURITY   ADJUSTMENTS      COMBINED
                                              ------------   ----------------   -----------     ---------
                                              (Historical)     (Historical)
ASSETS:
 Investments, at value                        $266,439,034        $65,917,245   $370,000 (a)  $332,726,279
 Cash                                               58,576           (153,918)                     (95,342)
 Interest receivable                             5,198,981          1,020,847                    6,219,828
 Receivable for Fund shares sold                   899,754            219,806                    1,119,560
 Receivable for securities sold                    955,000                  -                      955,000
 Other Assets                                       21,772                  -                       21,772
 Unamortized organization costs                          -             25,088                       25,088
                                              ------------        -----------   --------      ------------
                  TOTAL ASSETS                 273,573,117         67,029,068    370,000       340,972,185
                                              ------------        -----------   --------      ------------
LIABILITIES:
 Payable for securities purchased                1,687,584                  -          -         1,687,584
 Dividends payable                                       -            168,279          -           168,279
 Service fee payable                                     -              8,640          -             8,640
 Distribution cost payable                          135,080                106          -           135,186
 Payable for Fund shares redeemed                  205,696                  -          -           205,696
 Management fees payable                           104,098                             -           104,098
 Accrued expenses and other liabilities                  -            138,996          -           138,996
                                              ------------        -----------   --------      ------------
                  TOTAL LIABILITIES              2,132,458            316,021          -         2,448,479
                                              ------------        -----------   --------      ------------

                  NET ASSETS                  $271,440,659        $66,713,047   $370,000      $338,523,706
                                              ============        ===========   ========      ============
NET ASSETS:
  Par value of capital shares                      $41,516             $8,271     $1,935 (b)       $51,722
  Capital paid in excess of par value          271,788,443         67,810,178     (1,935)(b)   339,596,686
  Undistributed net investment income               37,862            (36,621)         -             1,241
  Accumulated net realized gain(loss)           (5,131,067)          (783,237)         -        (5,914,304)
  Net unrealized appreciation of investments     4,703,905           (285,544)   370,000 (a)     4,788,361
                                              ------------        -----------   --------      ------------

               NET ASSETS                     $271,440,659        $66,713,047   $370,000      $338,523,706
                                              ============        ===========   ========      ============
OUTSTANDING SHARES:
  CLASS A                                       37,443,382          8,172,507  1,911,917 (b)    47,527,806
                                              ============        ===========   ========      ============
  CLASS C                                        4,072,805             98,903     23,138 (b)     4,194,846
                                              ============        ===========   ========      ============
NET ASSET VALUE
  CLASS A(and redemption price)                      $6.54              $8.07                        $6.54
                                              ============        ===========                 ============
  CLASS C                                            $6.54              $8.07                        $6.54
                                              ============        ===========                 ============

MAXIMUM OFFERING PRICE                                6.67              $8.23                        $6.67
                                              ============        ===========                 ============

           See accompanying notes to pro forma financial statements.

PRO FORMA STATEMENT OF OPERATIONS  FOR THE YEAR ENDED MARCH 31, 1995 (UNAUDITED)


                                                      SMITH BARNEY        SMITH BARNEY         PRO FORMA             PRO FORMA
                                                      LIMITED TERM     LIMITED MATURITY       ADJUSTMENTS             COMBINED
                                                      ------------     ----------------       -----------            ---------
                                                      (Historical)       (Historical)
INVESTMENT INCOME:
         Interest                                       $18,693,059          $4,250,964               -             $22,944,023

EXPENSES:
         Investment advisory fee                          1,351,567             292,705         83,630  (c)           1,727,902
         Administration fee                                       -             167,260       (167,260) (c)                   -
         Distribution costs                                 299,070             125,445               -                 424,515
         Transfer agent fees                                 53,881              35,450               -                  89,331
         Custodian fees                                      31,475              30,133        (38,569) (d)              23,039
         Shareholder Communications                          28,872              35,756        (11,919) (d)              52,709
         Legal and auditing fees                             15,827              26,304        (17,536) (d)              24,595
         Registration fees                                  101,086              28,604         (9,535) (d)             120,155
         Directors' fees                                      7,001               4,934         (1,645) (d)              10,290
         Other                                               36,000              38,029              -                   74,029
         Management Fee Waiver                                    -            (115,393)        115,393 (e)                   -
                                                        -----------          ----------         -------             -----------
          Total Expenses                                  1,924,779             669,227         (47,441)              2,546,565

NET INVESTMENT INCOME                                   $16,768,280          $3,581,737         $47,441 (f)         $20,397,458
                                                        -----------          ----------         -------             -----------
REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS
   NET REALIZED LOSS ON INVESTMENTS                      (3,741,476)           (783,194)              -              (4,524,670)
   CHANGE IN NET UNREALIZED APPRECIATION                  2,606,136          478,891              -                 3,085,027
                                                        -----------          ----------         -------             -----------
   NET LOSS ON INVESTMENTS                               (1,135,340)         (304,303)              -              (1,439,643)
                                                        -----------          ----------         -------             -----------
INCREASE IN NET ASSETS RESULTING FROM OPERATIONS        $15,632,940            $3,277,434         $47,441             $18,957,815
                                                        ===========          ===========        =======             ===========

           See accompanying notes to pro forma financial statements.

(a) reflects change from bid prices to mean prices by Limited Term Portfolio
(b) reflects new shares issued by Limited Term Portfolio
(c) reflects management fee agreement of surviving fund

(d) decrease due to duplicative services
(e) increase due to not waiving management fees
(f) decrease in expenses not reflected in undistributed net investment income as the Fund distributes substantially all its' net investment income

(a)      BID PRICES VS MEAN PRICES ADJUSTMENT (LIMITED TERM ADJUSTMENT)

           Bid prices             Mean prices            Difference
           266,439,034             266,809,034             370,000

(b)      SHARE ADJUSTMENT* (LIMITED TERM PORTFOLIO ADJUSTED $0.01 FOR INCREASE IN MARKET VALUE.)
                                Unadjusted shares    Adjusted Shares    Adjustment
         A                          8,172,507           10,084,424       1,911,917
         C                             98,903              122,041          23,138

      CAPITAL STOCK ADJUSTMENT
           1,935,055                                         1,935

(c)   COMBINED MANAGEMENT FEE CALCULATION:

                                                          EXPENSE USING
                                                           LIMITED TERM    ACCRUED BY
                                                          PORTFOLIO RATE  LIMITED MATURITY  ADJUSTMENT
                                                          --------------  ----------------  ----------
      LIMITED MATURITY        Advisory fee                   376,335           292,705        83,630
                              Administrative fee                               167,260        67,260)
                                                             -------           -------       -------
                              Total                          376,335           459,965       (83,630)


      AVERAGE NET ASSETS:
      LIMITED TERM                  300,348,222
      LIMITED MATURITY               83,630,000
                                    -----------
             Total                  383,978,222


(d)   CUSTODIAN FEE ADJUSTMENT
                            Unadjusted fee     Adjusted fee       Adjustment
                                     61,608            23,039          (38,569)

      SHAREHOLDER COMMUNICATION ADJUSTMENT
                            Unadjusted fee     Adjusted fee       Adjustment
                                     35,756            23,837          (11,919)

      LEGAL & AUDIT FEE ADJUSTMENT
                            Unadjusted fee     Adjusted fee       Adjustment
                                     26,304             8,768          (17,536)

      REGISTRATION FEE ADJUSTMENT
                            Unadjusted fee     Adjusted fee       Adjustment
                                     28,604            19,069           (9,535)

      DIRECTORS' FEES ADJUSTMENT
                            Unadjusted fee     Adjusted fee       Adjustment
                                      4,934             3,289           (1,645)

PRO FORMA FOOTNOTES OF MERGER BETWEEN LIMITED TERM PORTFOLIO AND LIMITED MATURITY MUNICIPAL FUND
March 31, 1995 (unaudited)

1.  GENERAL

The accompanying pro forma financial statements are presented to show the effect of the proposed acquisition of Smith Barney Limited Maturity Municipals Fund (the "Portfolio II"), by the Smith Barney Limited Term Portfolio (the "Portfolio"), as if such acquisition had taken place as of April 1, 1994.

Under the terms of the Plan of Reorganization the combination of the Fund and the Portfolio will be treated as a tax-free business combination and accordingly will be accounted for by a method of accounting for tax free mergers of investment companies (sometimes referred to as the pooling without restatement method). The acquisition would be accomplished by an acquisition of the net assets of the Portfolio II in exchange for shares of the Portfolio at net asset value. The statements of assets and liabilities and the related statements of operations of the Portfolio II and the Portfolio have been combined as of and for the year ended March 31, 1995. Smith Barney Inc. is liable for the expenses incurred in connection with the Reorganization, which are estimated to be $70,000.

The accompanying pro forma financial statements should be read in conjunction with the financial statements and schedules of investments of the Portfolio II and the Portfolio which are included in their respective annual reports dated November 30, 1994 and March 31, 1995 respectively.

2.  SIGNIFICANT ACCOUNTING POLICIES

The following notes refer to the accompanying pro forma financial statements as if the above mentioned acquisition of the Portfolio II by the Portfolio had taken place as of April 1, 1994.

The Portfolio is a separate investment portfolio of the Smith Barney Muni Funds ("Fund"). The Fund, a Massachusetts business trust, is registered under the Investment Company Act of 1940, as amended, as a non-diversified, open-end management investment company and consists of the Portfolio and twelve other separate investment portfolios: California, Florida, Georgia, New Jersey, New York, Ohio, Pennsylvania, National, California Limited Term, Florida Limited Term, California Money Market and New York Money Market Portfolios. The financial statements and financial highlights for the other portfolios are presented in separate annual reports.

The significant accounting policies consistently followed by the Portfolio are:
(a) security transactions are accounted for on the trade date; (b) securities are valued at mean prices provided by an independent pricing service that are based on transactions in municipal obligations, quotations from municipal bond dealers, market transactions in comparable securities and various relationships between securities; short-term securities and securities maturing within 60 days are valued at cost plus (minus) accreted discount (amortized premium), which approximates value; (c) gains or losses on the sale of securities are calculated by using the specific identification method; (d) interest income, adjusted for amortization of premiums and accretion of original issue discount, is recorded on the accrual basis; market discount is recognized upon the disposition of the security; (e) direct expenses are charged to each portfolio and each class; management fees and general fund expenses are allocated on the basis of relative net assets; and (f) the Portfolio intends to comply with the requirements of the Internal Revenue Code pertaining to regulated investment companies and to make the required distributions to shareholders; therefore, no provision for Federal income taxes has been made.

PRO FORMA FOOTNOTES OF MERGER BETWEEN LIMITED TERM PORTFOLIO AND LIMITED MATURITY MUNICIPAL FUND
March 31, 1995 (unaudited), (continued)

3.  PRO FORMA ADJUSTMENTS

The accompanying Pro Forma financial statements reflect changes in fund shares and expenses as if the merger had taken place on April 1, 1994.

4.  MANAGEMENT AGREEMENTS AND TRANSACTIONS WITH AFFILIATED PERSONS

Smith Barney Mutual Funds Management Inc. ("SMBFM"), a subsidiary of Smith Barney Holdings Inc. ("SBH"), acts as investment manager to the fund. The Portfolio pays SBMFM a management fee calculated at the annual rate of 0.45%, of its average daily net assets. Such fees are calculated daily and paid monthly.

Smith Barney Inc. ("SB"), another subsidiary of SBH, acts as distributor of Fund shares. All officers and two trustees of the Fund are employees of SB.

On September 16, 1994, a new Distribution Plan was approved by the shareholders. Pursuant to this Distribution Plan, the Portfolio pays a service fee of 0.15% of average net assets on an annual basis with respect to its Class A and C shares. In addition, the Portfolio pays a distribution fee of 0.20% of average net assets on an annual basis with respect to its Class C shares.

5. CAPITAL SHARES

The Trust may issue an unlimited number of shares at beneficial interest which are divided into three classes (Class A, Class C, and Class Y) with a $.001 par value.

SMITH BARNEY MUNI FUNDS

                                    PART C

                               OTHER INFORMATION


Item 15.  Indemnification

          The response to this item is incorporated by reference to "Liability of Trustees" under the caption "Information on Shareholder's Rights" in Part A of this Registration Statement.

Item 16.  Exhibits  --   References are to Registrant's Registration Statement
                         on Form N-1A as filed with the Securities and Exchange Commission (File Nos. 2-99861 and 811-4395)
                         (the "Registration Statement").

(1) (a) Restated Declaration of Trust dated as of April 23, 1986 is incorporated by reference to Exhibit 1 to Pre-Effective
          Amendment No. 1 to the Registration Statement.

(1) (b) Instrument of the Trustees Establishing and Designating Classes of Shares of Certain Series of the Trust is incorporated herein by reference to Exhibit 1(b) to Post-Effective Amendment No. 24 to the Registration Statement.

(1) (c) Instruments of the Trustees Establishing and Designating Classes of Shares and Certain Series of the Trust dated
          March 26, 1993, June 4, 1993, March 4, 1994 and October 3, 1994, and Amendment to Declaration of Trust of the Registrant dated May 20, 1994, are incorporated by reference to
          Exhibit 1(c) to Registrant's Registration Statement on Form N-14 (relating to its New York Portfolio), as filed with the Securities and Exchange Commission on August 22, 1995 (File No. 33-62017).

(2) By-Laws are incorporated by reference to Exhibit 2 to Pre-Effective Amendment No. 2 to the Registration Statement.

(3)       Not Applicable.

(4) Agreement and Plan of Reorganization (included as Exhibit A to Registrant's Prospectus/Proxy Statement contained in Part A of this Registration Statement).*

(5)       Not Applicable.

(6) Management Agreement between the Limited Term Portfolio, a portfolio of the Registrant, and Mutual Management Corp. is incorporated by reference to Exhibit 5(c) to Post-Effective Amendment No. 18 to the Registration Statement.

(7) Distribution Agreement between Registrant and Smith Barney Inc. is incorporated by reference to Exhibit 6 to Post-Effective Amendment No. 7 to the Registration Statement.

(8)       Not Applicable.

(9) (a) Custodian Agreement between Registrant and PNC Bank is incorporated by reference to Exhibit 8 to Pre-Effective
          Amendment No. 1 to the Registration Statement.

(9) (b) Transfer Agency Agreement between Registrant and PFPC Inc. is incorporated by reference to Exhibit 9 to Post-Effective Amendment No. 12 to the Registration Statement.

(10)(a) Form of Plan of Distribution pursuant to Rule 12b-1 of the Registrant on behalf of the Limited Term Portfolio.*

(10)(b) Plan of Distribution pursuant to Rule 12b-1 with respect to Class A shares of the Registrant is incorporated by reference to Exhibit 15(n) to Post-Effective Amendment No. 34 to the Registration Statement.

(11) (a) Opinion and Consent of Sullivan & Cromwell with respect to legality.*

(11) (b) Opinion and Consent of Goodwin, Procter & Hoar with respect to certain matters under Massachusetts law.*

(12) Opinion and Consent of Willkie Farr & Gallagher with respect to tax matters.*

(13)      Not Applicable.

(14) (a)  Consent of Coopers & Lybrand L.L.P.*

(14) (b)  Consent of KPMG Peat Marwick LLP.*

(15)      Not Applicable.

(16)      Powers of Attorney (included on signature page).**

(17) (a)  Form of Proxy Card.*

(17) (b) Registrant's Declaration pursuant to Rule 24f-2 is incorporated by reference to its initial Registration Statement.

__________
*    Filed herewith.
**   Previously filed.


Item 17.       Undertakings

  (1) The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of 1933, the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

  (2) The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the Registration Statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

                                  SIGNATURES

          As required by the Securities Act of 1933, this Registration Statement has been signed on behalf of the registrant, in the City of New York and State of New York on the 14th day of December, 1995.

                              SMITH BARNEY MUNI FUNDS
                                on behalf of its
                                LIMITED TERM PORTFOLIO


                              By: /s/ Heath B. McLendon
                                      Heath B. McLendon
                                       Chairman of the Board and
                                        Chief Executive Officer

                               POWER OF ATTORNEY

          KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Heath B. McLendon, Christina T. Sydor and Caren A. Cunningham and each and any one of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

          As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature                             Title                       Date

/s/ Heath B. McLendon        Chairman of the Board and       December 14, 1995
Heath B. McLendon            Chief Executive Officer

/s/ Lewis E. Daidone         Senior Vice President           December 14, 1995
Lewis E. Daidone             and Treasurer (Chief
                             Financial and Accounting
                             Officer)

        *                    President and Trustee           December 14, 1995
Jessica Bibliowicz


                             Trustee                         December  , 1995
Joseph H. Fleiss


       *                     Trustee                         December 14, 1995
Donald R. Foley


     *                       Trustee                         December 14, 1995
Paul Hardin


       *                     Trustee                         December 14, 1995
Francis P. Martin


        *                    Trustee                         December 14, 1995
Roderick C. Rasmussen


      *                      Trustee                         December 14, 1995
John P. Toolan


        *                    Trustee                         December 14, 1995
C. Richard Youngdahl

*By:  /s/ Caren A. Cunningham
    Caren A. Cunningham
    Attorney-in-fact

                                 EXHIBIT INDEX


Exhibit Number Description                                             Page


(4)            Agreement and Plan of Reorganization                      *
               (included as Exhibit A to Registrant's
               Prospectus/Proxy Statement contained in Part A of this Registration Statement).

(10) (a)       Form of Plan of Distribution pursuant to Rule 12b-1 of     *
               Smith Barney Muni Funds on behalf of the Limited Term
               Portfolio.

(11) (a)       Opinion and Consent of Sullivan & Cromwell                 *
               with respect to legality.

(11) (b)       Opinion and Consent of Goodwin, Procter & Hoar             *
               with respect to certain matters under
               Massachusetts law.

(12)           Opinion and Consent of Willkie Farr &                      *
               Gallagher with respect to tax matters.

(14) (a)       Consent of Coopers & Lybrand L.L.P.                        *

(14) (b)       Consent of KPMG Peat Marwick LLP.                          *

(16)           Powers of Attorney (included on signature                  **
               page)

(17) (a)       Form of Proxy Card.                                        *


_______________________________
*   Filed herewith.
**  Previously filed.